As filed with the Securities and Exchange Commission on March 27, 1997
Registration No. 2-55725
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT

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                                            UNDER THE SECURITIES ACT OF 1933



       Pre-Effective Amendment No.               [ ]



       Post-Effective Amendment No.             [ ]

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Fidelity Municipal Trust
(Exact Name of Registrant as Specified in Charter)
82 Devonshire St., Boston, MA   02109
(Address Of Principal Executive Offices)
Registrant's Telephone Number  (617) 563-7000
Arthur S. Loring, Secretary
82 Devonshire Street
Boston, MA 02109
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith because of reliance upon Rule 24f-2. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended December 31, 1996 was filed with the Commission on February 27, 1997. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-1A.
It is proposed that this filing will become effective on April 25, 1997, pursuant to Rule 488.

FIDELITY AGGRESSIVE MUNICIPAL FUND
CONTENTS OF REGISTRATION STATEMENT
This Registration Statement contains the following papers and documents:

Facing Page
Contents of Registration Statement
Cross Reference Sheet
Letter to Shareholders
Form of Proxy Card
Notice of Special Meeting
Part A - Prospectus and Proxy Statement
Part B- Statement of Additional Information
Part C - Other Information
Signature Page
Exhibits
FIDELITY MUNICIPAL TRUST:
FIDELITY AGGRESSIVE MUNICIPAL FUND
FORM N-14 CROSS REFERENCE SHEET
PART A

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Form N-14 Item Number and Caption                    Prospectus/Proxy Statement Caption

1. Beginning of Registration Statement and Out-      Cover Page
 side Front Cover Page of Prospectus

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
2. Beginning and Outside Back Cover Page of Pro-       Table of Contents
  spectus



3. Fee Table, Synopsis Information and Risk            Synopsis; Comparative Fee Tables; Comparison of
Factors                                                Principal Risk Factors; The Proposed Transaction

4. Information About the Transactions                  Synopsis; The Proposed Transaction; Exhibit 1

5. Information About the Registrant                    Synopsis; Comparison of Principal Risk Factors;
                                                       Miscellaneous; Additional Information About
                                                       Fidelity Aggressive Municipal Fund; Prospectus of
                                                       Fidelity Aggressive Municipal Fund

6. Information About the Company Being Acquired        Cover Page; Comparison of Principal Risk Factors;
                                                       Miscellaneous; Prospectus of Spartan Aggressive
                                                       Municipal Fund

7. Voting Information                                  Voting Information

8. Interest of Certain Persons and Experts             Not Applicable

9. Additional Information Required for Reoffering      Not Applicable
  by Persons Deemed to be
Underwriters

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PART B
Item Number and Caption   Statement of Additional Information Caption


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
10. Cover Page                                       Cover Page

11. Table of Contents                                Table of Contents

12. Additional Information About the Registrant      Prospectus and Statement of Additional
                                                     Information of Fidelity Aggressive
                                                     Municipal Fund

13. Additional Information About the Company Be-     Not applicable
  ing Acquired

14. Financial Statements                             Annual Report of Spartan Aggressive
                                                     Municipal Fund for the Fiscal Year Ended
                                                     August 31, 1996; Annual Report of Fidelity
                                                     Aggressive Municipal Fund for the Fiscal
                                                     Year Ended December 31, 1996.
                                                     Pro-Forma Financial Statements for the
                                                     Fiscal Year Ended December 31, 1996.


Part C                                               Information required to be included in Part C
                                                     is set forth under the appropriate item so
                                                     numbered in Part C of this Registration
                                                     Statement.

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SPARTAN(registered trademark) AGGRESSIVE MUNICIPAL FUND
Dear Shareholder:
I am writing to let you know about an important proposal to merge Spartan Aggressive Municipal Fund into Fidelity Aggressive Municipal Fund, and to ask you to send in your vote. A shareholder meeting will be held in July, and votes submitted in time to be counted at the meeting will decide whether the merger takes place. This package contains information about the proposal and includes all the materials you will need to vote by mail. The Trustees of Spartan Aggressive recommend presenting to shareholders a proposal to merge the fund into Fidelity Aggressive. The Trustees, most of whom are not affiliated with Fidelity, are responsible for protecting your interests as a shareholder. The Trustees have determined that the merger is in shareholders' best interest, however, the final decision is up to you.
Please take the time to read the enclosed materials and cast your vote on the yellow proxy card promptly. YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN.
SUMMARY OF THE PROPOSAL:
Fidelity is proposing the merger to shareholders because there no longer are any significant differences between Spartan Aggressive and Fidelity Aggressive. Effective April 1 of this year, Fidelity standardized some of the features of its Spartan and Fidelity municipal bond funds. Both sets of funds now offer the same low expenses historically offered by the Spartan funds.
(small solid bullet) The funds have the same investment objective and the same portfolio manager. Although their historical performance is slightly different, this is due mainly to differences in the specific securities held by each fund, rather than differences in their investment policies. (small solid bullet) Both Spartan Aggressive and Fidelity Aggressive have current expenses equal to 0.55% of the fund's average net assets.
(small solid bullet) The main difference between the funds is the structure of their contracts with Fidelity. Spartan Aggressive has an "all-inclusive" management fee which covers substantially all fund expenses. Fidelity Aggressive pays its management fees and other operating expenses separately.
(small solid bullet) If the merger is approved, the combined fund will retain Fidelity Aggressive's current expense structure while guaranteeing shareholders that the management fee and other expenses (other than interest, taxes, brokerage commissions, and extraordinary expenses) will not exceed 0.53% of its average net assets through December 31, 1999. This represents an expense reduction of 0.02% of the fund's average net assets per year. After December 31, 1999, the fund's expenses could increase. (small solid bullet) The merger will be a tax-free reorganization, for federal income tax purposes, with no gain or loss to you as a shareholder. If shareholders vote to approve the merger, the current Spartan Aggressive will cease to exist and you will automatically become a shareholder of the merged fund instead. The merged fund will then adopt the name Spartan Aggressive Municipal Fund and will continue to invest in municipal bonds in accordance with its objective.
The merger would give shareholders of Spartan Aggressive the opportunity to participate in a larger fund with an identical investment strategy and similar investment portfolio, with lower expenses guaranteed for a period of more than two years. The enclosed materials include a detailed description of the funds and the proposed merger.
VOTING BY MAIL IS QUICK AND EASY. EVERYTHING YOU NEED IS ENCLOSED. We encourage you to exercise your right as a shareholder and to vote promptly. To cast your vote, simply complete the yellow proxy card enclosed in this package. Be sure to sign the card before mailing it in the postage-paid envelope provided.
If you have any questions before you vote, please call us at 1-800-544-8888. We will be glad to help you get your vote in quickly. Thank you for your participation in this important initiative for your fund.
Sincerely,


[signature]


Edward C. Johnson 3d
President
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
--------------------------------------------------------------------------
--------------------
FIDELITY UNION STREET TRUST: SPARTAN AGGRESSIVE MUNICIPAL FUND
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C. Johnson 3d, Arthur S. Loring, and Phyllis Burke Davis, or any one or more of them, attorneys, with full power of substitution, to vote all shares of Fidelity Union Street Trust: Spartan Aggressive Municipal Fund which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Fund to be held at the office of the trust at 82 Devonshire St., Boston, MA 02109, on July 16, 1997 at 2:15 p.m. Eastern time and at any adjournments thereof. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one. This Proxy shall be voted on the proposal described in the Proxy Statement as specified on the reverse side. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1997
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
SAM-PXC-0597    [cusip # 316448703/fund#442 ]

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR  THE FOLLOWING:
--------------------------------------------------------------------------
--------------------
__________________________________________________________________________
___________________

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
1.   To approve an Agreement and Plan of Reorganization    FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   1.
     between Spartan Aggressive Municipal Fund and
     Fidelity Aggressive Municipal Fund.

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    [cusip # 316448703/fund# 442]

SPARTAN(registered trademark) AGGRESSIVE MUNICIPAL FUND
A FUND OF
FIDELITY UNION STREET TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Spartan Aggressive Municipal Fund:
 NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the Meeting) of Spartan Aggressive Municipal Fund (the Fund), will be held at the office of the Fidelity Union Street Trust, 82 Devonshire Street, Boston, Massachusetts 02109 on Wednesday, July 16, 1997, at 2:15 p.m. Eastern time. The purpose of the Meeting is to consider and act upon the following proposal, and to transact such other business as may properly come before the Meeting or any adjournments thereof.
 (1) To approve an Agreement and Plan of Reorganization (the Agreement) between the Fund and Fidelity Aggressive Municipal Fund. The Agreement provides for the transfer of all of the assets of the Fund to Fidelity Aggressive Municipal Fund in exchange solely for shares of beneficial interest of Fidelity Aggressive Municipal Fund and the assumption by Fidelity Aggressive Municipal Fund of the Fund's liabilities, followed by the distribution of Fidelity Aggressive Municipal Fund shares in liquidation of the Fund.
 The Board of Trustees has fixed the close of business on May 19, 1997 as the record date for the determination of shareholders of the Fund entitled to notice of, and to vote at, such Meeting and any adjournments thereof.
By order of the Board of Trustees,
ARTHUR S. LORING, Secretary
May 19, 1997
YOUR VOTE IS IMPORTANT -
PLEASE RETURN YOUR PROXY CARD PROMPTLY.
SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ANY SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IS URGED TO INDICATE VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
INSTRUCTIONS FOR EXECUTING PROXY CARD
 The following general rules for executing proxy cards may be of assistance to you and help you avoid the time involved in validating your vote if you fail to execute your proxy card properly.
1. INDIVIDUAL ACCOUNTS: Your name should be signed exactly as it appears in the registration on the proxy card.
2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.
3. ALL OTHER ACCOUNTS should show the capacity of the individual signing. This can be shown either in the form of the account registration itself or by the individual executing the proxy card. For example:
 REGISTRATION   VALID
                SIGNATURE

A. 1)   ABC Corp.                       John Smith,
                                        Treasurer

 2)     ABC Corp.                       John Smith,
                                        Treasurer

        c/o John Smith, Treasurer

B. 1)   ABC Corp. Profit Sharing Plan   Ann B. Collins,
                                        Trustee

 2)     ABC Trust                       Ann B. Collins,
                                        Trustee

 3)     Ann B. Collins, Trustee         Ann B. Collins,
                                        Trustee

        u/t/d 12/28/78

C. 1)   Anthony B. Craft, Cust.         Anthony B. Craft

        f/b/o Anthony B. Craft, Jr.

        UGMA


SPARTAN AGGRESSIVE MUNICIPAL FUND
A FUND OF FIDELITY UNION STREET TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-800-544-8888
PROXY STATEMENT AND PROSPECTUS
MAY 19, 1997
 This Proxy Statement and Prospectus (Proxy Statement) is being furnished to shareholders of Spartan Aggressive Municipal Fund (Spartan Aggressive or the Fund), a fund of Fidelity Union Street Trust (the trust), in connection with the solicitation of proxies by the trust's Board of Trustees for use at the Special Meeting of Shareholders of the Fund and at any adjournments thereof (the Meeting). The Meeting will be held on Wednesday, July 16, 1997, at 2:15 p.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust.
 As more fully described in the Proxy Statement, the purpose of the Meeting is to vote on a proposed reorganization (the Reorganization). Pursuant to an Agreement and Plan of Reorganization (the Agreement), Spartan Aggressive would transfer all of its assets to Fidelity Aggressive Municipal Fund (Fidelity Aggressive), a fund of Fidelity Municipal Trust, in exchange solely for shares of beneficial interest of Fidelity Aggressive and the assumption by Fidelity Aggressive of Spartan Aggressive's liabilities. The number of shares to be issued in the proposed Reorganization will be based upon the relative net asset values of the funds at the time of the exchange. As provided in the Agreement, Spartan Aggressive will distribute shares of Fidelity Aggressive to its shareholders so that each shareholder receives the number of full and fractional shares of Fidelity Aggressive equal in value to the aggregate net asset value of the shares of Spartan Aggressive held by such shareholder on July 31, 1997, or such other date as the parties may agree (the Closing Date).
 Fidelity Aggressive, a municipal bond fund, is a diversified fund of Fidelity Municipal Trust, an open-end management investment company organized as a Massachusetts business trust on June 22, 1984. Fidelity Aggressive's investment objective is to seek to provide a high current income, exempt from federal income tax. Fidelity Aggressive seeks to achieve its investment objective by investing primarily in investment-grade municipal securities.
 This Proxy Statement is accompanied by the Prospectus of Fidelity Aggressive (dated February 28, 1997) as supplemented on March 21, 1997, which is incorporated herein by reference and should be retained for future reference. These documents set forth concisely the information about the Reorganization, Spartan Aggressive, and Fidelity Aggressive that a shareholder should know before voting on the proposed Reorganization. A Prospectus and Statement of Additional Information for Spartan Aggressive, both dated October 18, 1996, a supplement to Spartan Aggressive's Prospectus dated February 28, 1997 and a Statement of Additional Information for Fidelity Aggressive dated February 28, 1997, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of these documents may be obtained without charge by contacting Fidelity Distributors Corporation at 82 Devonshire Street, Boston, Massachusetts 02109 or by calling 1-800-544-8888.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
VOTING INFORMATION
SYNOPSIS
COMPARISON OF PRINCIPAL RISK FACTORS
THE PROPOSED TRANSACTION
ADDITIONAL INFORMATION ABOUT FIDELITY AGGRESSIVE MUNICIPAL FUND
MISCELLANEOUS
EXHIBIT 1.  FORM OF AGREEMENT AND PLAN OF REORGANIZATION
SPARTAN AGGRESSIVE MUNICIPAL FUND
(A FUND OF FIDELITY UNION STREET TRUST)

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109

PROXY STATEMENT AND PROSPECTUS

SPECIAL MEETING OF SHAREHOLDERS OF
FIDELITY UNION STREET TRUST:
SPARTAN AGGRESSIVE MUNICIPAL FUND

TO BE HELD ON JULY 16, 1997

_________________________________
VOTING INFORMATION
 This Proxy Statement and Prospectus (Proxy Statement) is furnished in connection with a solicitation of proxies made by, and on behalf of, the Board of Trustees of Fidelity Union Street Trust (the trust) to be used at the Special Meeting of Shareholders of Spartan Aggressive Municipal Fund (Spartan Aggressive) and at any adjournments thereof (the Meeting), to be held on Wednesday, July 16, 1997 at 2:15 p.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust and Fidelity Management & Research Company (FMR), Spartan Aggressive's investment adviser. The purpose of the Meeting is set forth in the accompanying Notice. The solicitation is made primarily by the mailing of this Proxy Statement and the accompanying proxy card on or about May 19, 1997. Supplementary solicitations may be made by mail, telephone, telegraph, or by personal interview by representatives of the trust. In addition, D.F. King may be paid on a per-call basis to solicit shareholders on behalf of Spartan Aggressive at an anticipated cost of approximately $6,500. The expenses in connection with preparing this Proxy Statement and its enclosures and of all solicitations will be borne by FMR. FMR will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of shares.
 If a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, or if other matters arise requiring shareholder attention, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy. When voting on a proposed adjournment, the persons named as proxies will vote FOR the proposed adjournment all shares that they are entitled to vote, unless directed to vote AGAINST the item, in which case such shares will be voted against the proposed adjournment with respect to that item. A shareholder vote may be taken on items in this Proxy Statement or on any other business properly presented at the meeting prior to such adjournment if sufficient votes have been received and it is otherwise appropriate.
 If the enclosed proxy card is executed and returned, it may nevertheless be revoked at any time prior to its use by written notification received by the trust, by the execution of a later-dated proxy card, or by attending the Meeting and voting in person. All proxy cards solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and which are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a proxy card, it will be voted FOR the matters specified on the proxy card. Only proxies voted will be counted towards establishing a quorum. Broker non-votes are not considered voted for this purpose. Shareholders should note that while votes to ABSTAIN will count toward establishing a quorum, passage of any proposal being considered at the Meeting will occur only if a sufficient number of votes are cast FOR the proposal. Accordingly, votes to ABSTAIN and votes AGAINST will have the same effect in determining whether the proposal is approved.
 Spartan Aggressive may also choose to have votes recorded by telephone. D.F. King may be paid on a per-call basis for vote-by-phone solicitations on behalf of Spartan Aggressive at an anticipated cost of approximately $6,500. If the Fund records votes by telephone, it will use procedures designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions, and to confirm that their instructions have been properly recorded. Proxies given by telephone may be revoked at any time before they are voted in the same manner that proxies voted by mail may be revoked.
 On January 31, 1997 there were 74,515,941 shares of Fidelity Aggressive Municipal Fund (Fidelity Aggressive) issued and outstanding.
 On January 31, 1997 there were 8,856,483 shares of Spartan Aggressive issued and outstanding. Shareholders of record of Spartan Aggressive at the close of business on May 19, 1997 will be entitled to vote at the Meeting. Each such shareholder will be entitled to one vote for each dollar value of net asset value held on that date.
 As of January 31, 1997, the Trustees and officers of Spartan Aggressive and Fidelity Aggressive (together the Funds and each individually a Fund) owned, in the aggregate, less than 1% of each Fund's total outstanding shares.
 To the knowledge of Fidelity Union Street Trust, substantial (5% or more) record ownership of Spartan Aggressive as of January 31, 1997 was as follows: National Financial Services Corp., New York, New York 10281, 2,411,165 shares (27.26%), and Fidelity Management Trust Company, Boston, MA 02109, 597,885 (6.76%). To the knowledge of Fidelity Union Street Trust, no other shareholder owned record or beneficially more than 5% of the outstanding shares of Spartan Aggressive on that date. To the knowledge of Fidelity Municipal Trust, substantial (5% or more) record ownership of Fidelity Aggressive as of January 31, 1997 was as follows: National Financial Services Corp., New York, New York 10281, 9,390,134 shares (12.64%). To the knowledge of Fidelity Municipal Trust, no other shareholder owned of record or beneficially more than 5% of the outstanding shares of Fidelity Aggressive on that date.
VOTE REQUIRED: APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION (THE AGREEMENT) REQUIRES THE AFFIRMATIVE VOTE OF A "MAJORITY OF THE OUTSTANDING VOTING SECURITIES" OF SPARTAN AGGRESSIVE. UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE 1940 ACT), A "MAJORITY VOTE OF THE OUTSTANDING VOTING SECURITIES" MEANS THE AFFIRMATIVE VOTE OF THE LESSER OF (A) 67% OR MORE OF THE VOTING SECURITIES PRESENT AT THE MEETING OR REPRESENTED BY PROXY IF THE HOLDERS OF MORE THAN 50% OF THE OUTSTANDING VOTING SECURITIES ARE PRESENT OR REPRESENTED BY PROXY, OR (B) MORE THAN 50% OF THE OUTSTANDING VOTING SECURITIES. BROKER NON-VOTES ARE NOT CONSIDERED "PRESENT" FOR THIS PURPOSE. SYNOPSIS
 The following is a summary of certain information contained elsewhere in this Proxy Statement, in the Agreement, and in the Prospectuses of Spartan Aggressive and Fidelity Aggressive, which are incorporated herein by this reference. Shareholders should read the entire Proxy Statement and the Prospectus of Fidelity Aggressive carefully for more complete information.
 The proposed reorganization (the Reorganization) would merge Spartan Aggressive into Fidelity Aggressive, a larger municipal bond fund also managed by FMR. If the Reorganization is approved, Spartan Aggressive will cease to exist and current shareholders will become shareholders of Fidelity Aggressive instead. However, FMR anticipates that the combined fund would adopt the name "Spartan Aggressive Municipal Fund" upon approval of the merger.
 The Funds have the same investment objectives and policies and are currently managed by the same portfolio manager. Although Spartan Aggressive has performed slightly better than Fidelity Aggressive (see page __), in FMR's opinion this was attributable to Fund size, cash flows and historical differences in each Fund's investment holdings and policies. The Funds formerly had different minimum investments, service features and transaction fees. However, the Trustees have approved eliminating these differences effective April 1, 1997.
 The principal remaining difference between the Funds is the contractual structure of the Funds' expenses. Spartan Aggressive pays an "all-inclusive" management fee to FMR, which covers substantially all fund expenses. FMR has voluntarily agreed to reduce Spartan Aggressive's all-inclusive management fee rate by 0.05%, from 0.60% to 0.55% of the fund's average net assets per year. Fidelity Aggressive, by contrast, pays its management fees and other expenses separately. FMR has voluntarily agreed to reduce Fidelity Aggressive's management fee rate by 0.05%, from 0.45% to 0.40%, and to reimburse the Fund to the extent that total operating expenses exceed 0.55%. If the merger is approved, FMR has agreed to limit the merged Fund's expenses to 0.53% of average net assets per year through December 31, 1999 (excluding interest, taxes, brokerage commissions and extraordinary expenses). After that date, the Fund's expenses could increase.
 In sum, the merger would provide Spartan Aggressive shareholders with the opportunity to participate in a larger fund with expenses guaranteed to be lower than Spartan Aggressive's for a period of more than two years. The Board of Trustees believes that the Reorganization would benefit the Fund's shareholders and recommends that shareholders vote in favor of the proposal.
THE PROPOSED REORGANIZATION
 Shareholders of Spartan Aggressive will be asked at the Meeting to vote upon and approve the Reorganization and the Agreement, which provides for the acquisition by Fidelity Aggressive of all of the assets of Spartan Aggressive in exchange solely for shares of Fidelity Aggressive and the assumption by Fidelity Aggressive of the liabilities of Spartan Aggressive. Spartan Aggressive will then distribute the shares of Fidelity Aggressive to its shareholders, so that each shareholder will receive the number of full and fractional shares of Fidelity Aggressive equal in value to the aggregate net asset value of the shareholder's shares of Spartan Aggressive on the Closing Date (defined below). The exchange of Spartan Aggressive's assets for Fidelity Aggressive's shares will occur as of 4:00 p.m. Eastern time on July 31, 1997, or such other time and date as the parties may agree (the Closing Date). Spartan Aggressive will then be liquidated as soon as practicable thereafter.
 The Funds will receive an opinion of counsel that, except with respect to
Section 1256 contracts, the Reorganization will not result in any gain or loss for Federal income tax purposes either to Spartan Aggressive or Fidelity Aggressive or to the shareholders of either Fund. The rights and privileges of the former shareholders of Spartan Aggressive will be effectively unchanged by the Reorganization.
COMPARATIVE FEE TABLES
 Each Fund pays a management fee to FMR for managing its investments and business affairs which is calculated and paid to FMR every month.
 Spartan Aggressive pays FMR a management fee at an annual rate of 0.60% of its average net assets. Effective March 1, 1997, FMR agreed to voluntarily reduce Spartan Aggressive's all-inclusive management fee rate by 0.05%, from 0.60% to 0.55% of the fund's average net assets per year. FMR not only provides the Fund with investment advisory and research services, but also pays all of the Fund's expenses, with the exception of fees and expenses of all Trustees of the trust who are not "interested persons" of the trust or FMR; interest on borrowings; taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of any litigation to which the Fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation. The management fee that the Fund pays FMR is reduced by an amount equal to the fees and expenses paid by the Fund to the non-interested Trustees.
 In contrast, Fidelity Aggressive pays its management fees and other expenses separately. Fidelity Aggressive's management fee is calculated by adding a group fee rate to an individual fund fee rate, and multiplying the result by the Fund's average net assets. The group fee rate is based on the average net assets of all mutual funds advised by FMR. In addition to the management fee payable by the Fund, Fidelity Aggressive also incurs other expenses for services such as maintaining shareholder records and furnishing shareholder statements and financial reports. For the 12 months ended December 31, 1996, the total management fee rate and total operating expenses for Fidelity Aggressive were 0.45% and 0.63%, respectively. Effective March 1, 1997 and April 1, 1997, respectively, FMR has voluntarily agreed to reduce its management fee by 0.05% and to limit the fund's total operating expenses to the extent they exceed 0.55%.
 Fidelity also reserves the right to deduct an annual maintenance fee of $12.00 from accounts in each Fund with a value of less than $2,500. Each Fund also imposes a redemption fee equal to 1.00% of the amount redeemed on shares held less than 180 days. The redemption fee is payable to the Fund to help offset the costs associated with short-term trading. The redemption fee will be eliminated subsequent to the closing of the Reorganization; however, the Fund reserves the right to reinstate the redemption fee if it believes it is appropriate.
 If the Reorganization is approved, the combined fund will retain Fidelity Aggressive's expense structure, requiring payment of a management fee and other operating expenses. FMR has voluntarily agreed to limit the combined fund's expense ratio to 0.53% of its average net assets until December 31, 1999 (excluding interest, taxes, brokerage commissions and extraordinary expenses). This expense limitation would result in a 0.02% lower total operating expense ratio for Spartan Aggressive shareholders beginning on the first business day after the effective date of the Reorganization. After December 31, 1999, the fund's expenses could increase. If the proposed Reorganization is not approved, both Spartan Aggressive and Fidelity Aggressive will maintain their current fee structures. For more information about the Funds' fees, refer to their Prospectuses.
 Under Spartan Aggressive's all-inclusive management fee arrangement, Spartan Aggressive shareholders currently have the right to vote on any expense increases over 0.60%. Shareholders of the combined fund would also have the right to vote on any increases in FMR's management fee; however, because the management fee would not be all-inclusive, shareholders would not have the right to vote on all types of expense increases.
 The following table shows the current fees and expenses of Spartan Aggressive and Fidelity Aggressive for the 12 months ended December 31, 1996, adjusted to reflect current fees, and pro forma fees for the combined fund based on the same period after giving effect to the Reorganization, including the effect of FMR's voluntary expense limitation to 0.53% through December 31, 1999.

ANNUAL FUND OPERATING EXPENSES
    Annual fund operating expenses are paid out of each Fund's assets. Expenses are factored into the Fund's share price or dividends and are not charged directly to shareholder accounts. The following are based on historical expenses, adjusted to reflect current fees, and are calculated as a percentage of average net assets.

                                                                         PRO FORMA EXPENSES
                          SPARTAN AGGRESSIVE1   FIDELITY AGGRESSIVE2     COMBINED FUND3

Management Fees (after    0.55%                 0.37%                    0.35%
voluntary reductions)

Other Expenses            0.00%                 0.18%                    0.18%

Total Fund Operating      0.55%                 0.55%                    0.53%
Expenses


1 Effective March 1, 1997, FMR voluntarily agreed to reduce the all-inclusive rate from 0.60% to 0.55% of the fund's average net assets. If this agreement were not in effect, the management fee, other expenses and total fund operating expenses would have been 0.60%, 0.00%, and 0.60%, respectively.
2 FMR voluntarily agreed to implement a management fee reduction of 0.05%, effective March 1, 1997, and to reimburse the Fund to the extent that total operating expenses exceed 0.55%, effective April 1, 1997. If these agreements were not in effect, the management fee, other expenses and total fund operating expenses, as a percentage of average net assets would have been 0.45%, 0.18%, and 0.63%, respectively. Expenses eligible for reimbursement do not include interest, taxes, brokerage commissions, or extraordinary expenses.
EXAMPLES OF EFFECT OF FUND EXPENSES
 The following table illustrates the expenses on a hypothetical $1,000 investment in each Fund under the current and pro forma (combined fund) expenses calculated at the rates stated above, assuming a 5% annual return.


                      AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Spartan Aggressive    $6             $18             $31             $69

Fidelity Aggressive   $6             $18             $31             $69

Combined Fund3        $5             $17             $30             $69


3 FMR has voluntarily agreed to limit the combined fund's operating expenses to 0.53% of its average net assets through December 31, 1999.
 This example assumes that all dividends and other distributions are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs, which may vary. The assumed return of 5% is not a prediction of, and does not represent, actual or expected performance of any fund.

FORMS OF ORGANIZATION
 Spartan Aggressive is a non-diversified fund of Fidelity Union Street Trust, an open-end management investment company organized as a Massachusetts business trust on March 1, 1974. Fidelity Aggressive is a diversified fund of Fidelity Municipal Trust, an open-end management investment company organized as a Massachusetts business trust on June 22, 1984. Both trusts are authorized to issue an unlimited number of shares of beneficial interest. Because Spartan Aggressive and Fidelity Aggressive are series of Massachusetts business trusts, organized under substantially similar Declarations of Trust, the rights of the security holders of Spartan Aggressive under state law and the governing documents are expected to remain unchanged after the Reorganization. For more information regarding shareholder rights, refer to the section of the Funds' Statements of Additional Information called "Description of the Trust."
INVESTMENT OBJECTIVES AND POLICIES
 The Funds have similar investment objectives and policies in that both seek high current income free from federal income tax by investing primarily in investment-grade municipal securities. Each Fund limits below-investment-grade securities to less than 35% of its assets, including up to 10% of its assets in defaulted securities. Spartan Aggressive and Fidelity Aggressive had 0.6% and 1.2% of their assets invested in defaulted securities as of February 28, 1997. Both Spartan Aggressive and Fidelity Aggressive had approximately 18% of their assets invested in lower-quality securities as of February 28, 1997. Although the Funds can invest in securities of any maturity, FMR seeks to manage the Funds so that they generally react to changes in interest rates similar to municipal bonds with maturities between 8 and 18 years. As of February 28, 1997, each Fund's dollar weighted average maturity was 14.6 years for Spartan Aggressive and 15.5 years for Fidelity Aggressive. Each Fund, as a matter of fundamental policy, will normally invest 80% of its assets in municipal securities whose interest is exempt from federal tax. Both Spartan Aggressive and Fidelity Aggressive may invest without limitation is securities subject to the federal alternative minimum tax.
 The investment objective of each Fund is fundamental and may not be changed without the approval of a vote of at least a majority of the outstanding voting securities of the Fund. There can be no assurance that either Fund will achieve its objective. With the exception of fundamental policies, investment policies of the Funds can be changed without shareholder approval. The differences between the Funds discussed below, except as noted, could be changed without a vote of shareholders.

PERFORMANCE COMPARISONS OF THE FUNDS
 The following table compares the Funds' annual total returns for the periods indicated, as well as each Fund's cumulative total return for the period from April 29, 1993 (commencement of operations of Spartan
Aggressive) to February 28, 1997. Please note that total returns are based on past results and are not an indication of future performance.




            Annual Total Return                             Cumulative
            (periods ended February 28)                     Total Return


                                                              April 29,
                            1994     1995    1996     1997    1993 to
                                                              February 28,
                                                              1997

Spartan Aggressive1         7.89%*   0.69%   11.36%   5.26%   27.34%

Fidelity Aggressive         7.05%*   0.65%   9.21%    4.58%   23.07%

 *From April 29, 1993 to February 28, 1994 (unannualized)

1 Spartan returns do not include the effect of the $5.00 closeout fee.

 As the table above shows, Spartan Aggressive has provided its shareholders moderately better performance than that of Fidelity Aggressive. This differential in performance can be attributed to Fund size, cash flows and historical differences in each Fund's investment holdings and policies.
 The following graph shows the value of a hypothetical $10,000 investment in each Fund made on April 29, 1993, assuming all distributions are reinvested. The graph compares the cumulative returns of the Funds on a monthly basis from April 1993 through February 1997, and illustrates the relative volatility of their performance over shorter periods of time.

 Spartan Aggressive  Fidelity Aggressive
Row: 1, Col: 1, Value: 10000.0
Row: 1, Col: 2, Value: 10000.0
Row: 2, Col: 1, Value: 10011.84
Row: 2, Col: 2, Value: 10036.42
Row: 3, Col: 1, Value: 10123.62
Row: 3, Col: 2, Value: 10115.97
Row: 4, Col: 1, Value: 10304.72
Row: 4, Col: 2, Value: 10283.82
Row: 5, Col: 1, Value: 10327.87
Row: 5, Col: 2, Value: 10313.94
Row: 6, Col: 1, Value: 10563.88
Row: 6, Col: 2, Value: 10536.34
Row: 7, Col: 1, Value: 10737.12
Row: 7, Col: 2, Value: 10665.22
Row: 8, Col: 1, Value: 10760.83
Row: 8, Col: 2, Value: 10686.79
Row: 9, Col: 1, Value: 10669.01
Row: 9, Col: 2, Value: 10613.6
Row: 10, Col: 1, Value: 10908.93
Row: 10, Col: 2, Value: 10835.09
Row: 11, Col: 1, Value: 11034.71
Row: 11, Col: 2, Value: 10954.13
Row: 12, Col: 1, Value: 10789.46
Row: 12, Col: 2, Value: 10705.31
Row: 13, Col: 1, Value: 10265.34
Row: 13, Col: 2, Value: 10247.54
Row: 14, Col: 1, Value: 10339.72
Row: 14, Col: 2, Value: 10296.23
Row: 15, Col: 1, Value: 10426.28
Row: 15, Col: 2, Value: 10373.42
Row: 16, Col: 1, Value: 10380.99
Row: 16, Col: 2, Value: 10339.84
Row: 17, Col: 1, Value: 10574.75
Row: 17, Col: 2, Value: 10516.69
Row: 18, Col: 1, Value: 10628.69
Row: 18, Col: 2, Value: 10547.21
Row: 19, Col: 1, Value: 10476.57
Row: 19, Col: 2, Value: 10411.15
Row: 20, Col: 1, Value: 10270.89
Row: 20, Col: 2, Value: 10239.86
Row: 21, Col: 1, Value: 10008.39
Row: 21, Col: 2, Value: 9982.280000000001
Row: 22, Col: 1, Value: 10242.46
Row: 22, Col: 2, Value: 10204.67
Row: 23, Col: 1, Value: 10555.62
Row: 23, Col: 2, Value: 10502.24
Row: 24, Col: 1, Value: 10863.61
Row: 24, Col: 2, Value: 10775.25
Row: 25, Col: 1, Value: 10999.31
Row: 25, Col: 2, Value: 10788.61
Row: 26, Col: 1, Value: 11021.27
Row: 26, Col: 2, Value: 10806.63
Row: 27, Col: 1, Value: 11373.56
Row: 27, Col: 2, Value: 11115.56
Row: 28, Col: 1, Value: 11280.69
Row: 28, Col: 2, Value: 11026.06
Row: 29, Col: 1, Value: 11326.94
Row: 29, Col: 2, Value: 11094.43
Row: 30, Col: 1, Value: 11475.34
Row: 30, Col: 2, Value: 11211.94
Row: 31, Col: 1, Value: 11575.78
Row: 31, Col: 2, Value: 11297.22
Row: 32, Col: 1, Value: 11748.89
Row: 32, Col: 2, Value: 11433.22
Row: 33, Col: 1, Value: 11954.72
Row: 33, Col: 2, Value: 11626.95
Row: 34, Col: 1, Value: 12058.68
Row: 34, Col: 2, Value: 11724.06
Row: 35, Col: 1, Value: 12140.24
Row: 35, Col: 2, Value: 11802.84
Row: 36, Col: 1, Value: 12098.05
Row: 36, Col: 2, Value: 11767.84
Row: 37, Col: 1, Value: 11881.3
Row: 37, Col: 2, Value: 11522.17
Row: 38, Col: 1, Value: 11853.48
Row: 38, Col: 2, Value: 11487.11
Row: 39, Col: 1, Value: 11838.66
Row: 39, Col: 2, Value: 11475.15
Row: 40, Col: 1, Value: 11966.97
Row: 40, Col: 2, Value: 11605.79
Row: 41, Col: 1, Value: 12084.53
Row: 41, Col: 2, Value: 11696.92
Row: 42, Col: 1, Value: 12104.25
Row: 42, Col: 2, Value: 11725.21
Row: 43, Col: 1, Value: 12244.67
Row: 43, Col: 2, Value: 11836.07
Row: 44, Col: 1, Value: 12398.87
Row: 44, Col: 2, Value: 11969.92
Row: 45, Col: 1, Value: 12613.75
Row: 45, Col: 2, Value: 12176.26
Row: 46, Col: 1, Value: 12564.37
Row: 46, Col: 2, Value: 12141.08
Row: 47, Col: 1, Value: 12608.75
Row: 47, Col: 2, Value: 12190.36
Row: 48, Col: 1, Value: 12733.96
Row: 48, Col: 2, Value: 12307.1
$
$12,734
$
$12,307
$
$
$
4/93 10/93 5/94 12/94 7/95 2/96 9/96 2/97


COMPARISON OF OTHER POLICIES OF THE FUNDS

 DIVERSIFICATION. Spartan Aggressive differs from Fidelity Aggressive with respect to its policies on diversification. Unlike Fidelity Aggressive, Spartan Aggressive is a non-diversified fund. Generally, to meet federal tax requirements at the close of each quarter, Spartan Aggressive does not invest more than 25% of its total assets in the securities of any one issuer and, with respect to 50% of total assets, does not invest more than 5% of its total assets in the securities of any one issuer. Fidelity Aggressive, as a matter of fundamental policy, may invest no more than 25% of its total assets in the securities of any one issuer, and with respect to 75% of total assets, may not invest more than 5% in any one issuer. Because Spartan Aggressive can invest a greater portion of its assets in securities of individual issuers than Fidelity Aggressive, changes in the market value of a single issuer could cause greater share-price fluctuation in Spartan Aggressive than would occur in a more diversified fund such as Fidelity Aggressive.
 OTHER INVESTMENT POLICIES. Each Fund may borrow from banks or other funds advised by FMR, or through reverse repurchase agreements. As a matter of fundamental policy, each Fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33 1/3% of its total assets.
 FMR normally invests each Fund's assets according to its investment strategy and does not expect to invest in federally taxable obligations. However, each Fund reserves the right to invest without limitation in short-term instruments, to hold a substantial amount of uninvested cash, or to invest more than normally permitted in federally taxable obligations for temporary, defensive purposes. Both Funds may also enter into when-issued and delayed delivery transactions, invest in asset-backed securities, variable and floating rate securities, municipal lease obligations, securities with put features, private entity securities, and illiquid and restricted securities. As stated above, for more information about the risks and restrictions associated with these policies, see each Fund's Prospectus, and for a more detailed discussion of the Funds' investments, see their Statements of Additional Information, which are incorporated herein by reference.
OPERATIONS OF FIDELITY AGGRESSIVE FOLLOWING THE REORGANIZATION
 FMR does not expect Fidelity Aggressive to revise its investment policies as a result of the Reorganization. In addition, FMR does not anticipate significant changes to the Fund's management or to agents that provide the Fund with services. Specifically, the Trustees and officers, the investment adviser, distributor, and other agents will continue to serve Fidelity Aggressive in their current capacities. The Funds currently have the same portfolio manager who is expected to continue to be responsible for Fidelity Aggressive's portfolio management after the Reorganization.
 All of the current investments of Spartan Aggressive are permissible investments for Fidelity Aggressive. In the event that the sale of either portfolio's assets becomes necessary after the effective date of the Reorganization, any transaction costs associated with such adjustments will be borne by Fidelity Aggressive.

PURCHASES AND REDEMPTIONS
 The purchase and redemption policies for both Funds are identical.
 Each Fund's share price, or net asset value per share (NAV), is calculated every business day. Shares of both Funds are sold without a sales charge. Shares are purchased at the next share price calculated after an investment is received and accepted. Share price is normally calculated at 4:00 p.m. Eastern time. Refer to a Fund's Prospectus for more information regarding how to buy shares.
 Shares of both Funds may be redeemed on any business day at their NAV. Shares of both Funds are redeemed at the next share price calculated after an order is received and accepted, normally 4:00 p.m. Eastern time. Each Fund imposes a 1.00% redemption fee on shares held less than 180 days that, if applicable, is deducted from the amount redeemed.
 On January 20, 1997, Spartan Aggressive was closed to all new and subsequent purchases with the exception of reinvestment of dividends or other distributions pending the Reorganization. Shareholders may redeem shares through the Closing Date. If the Reorganization is approved, the purchase policies of the surviving fund will remain unchanged. The 1.00% redemption fee on shares held less than 180 days will be eliminated subsequent to the closing of the Reorganization; however, the Fund reserves the right to reinstate the redemption fee if it believes it is appropriate. EXCHANGES
 The exchange privilege currently offered by both Funds is the same and is not expected to change after the Reorganization. Shareholders of the Funds may exchange their shares of a Fund for shares of any other Fidelity fund available in a shareholder's state. Exchanges are subject to a 1.00% redemption fee on shares held less than 180 days, as described above in the "Purchases and Redemptions" section. If the Reorganization is approved, the redemption fee will be eliminated; however, the Fund reserves the right to reinstate the redemption fee if it believes it is appropriate.
DIVIDENDS AND OTHER DISTRIBUTIONS
 Each Fund distributes substantially all of its net investment income and capital gains to shareholders each year. Each Fund declares dividends daily and pays them monthly. Spartan Aggressive normally distributes capital gains in October and December whereas Fidelity Aggressive normally distributes capital gains in February and December. On or before the Closing Date, Spartan Aggressive will declare one or more dividends or distributions which, together with all such previous dividends and distributions attributable to its current taxable year, will have the effect of distributing substantially all of its investment company taxable income and net realized capital gain, if any, in order to maintain its tax status as a regulated investment company.
 Spartan Aggressive will be required to recognize gain or loss on Section 1256 contracts held by the Fund on the last day of its taxable year which typically is August 31. If the Reorganization is approved, gains or losses of Section 1256 contracts held on the Closing Date will be recognized on the Closing Date.
FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION
 Each Fund has received an opinion of its counsel, Kirkpatrick & Lockhart LLP, that the Reorganization will constitute a tax-free reorganization within the meaning of Section 368 (a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). Accordingly, except with respect to Section 1256 contracts, no gain or loss will be recognized to the Funds or their shareholders as a result of the Reorganization. Please see the section entitled "Federal Income Tax Considerations" for more information.
 Spartan Aggressive and Fidelity Aggressive have capital loss carryforwards for federal tax purposes of $1,844,612 and $19,154,868 as of August 31, 1996 and December 31, 1996, respectively. Under current federal tax law, Fidelity Aggressive may be limited to using only a portion, if any, of the capital loss carryforward transferred by Spartan Aggressive at the time of the Reorganization. There is no assurance that Fidelity Aggressive will be able to realize sufficient capital gains to use its capital loss carryforward as well as a portion, if any, of Spartan Aggressive's capital loss carryforward, before they expire. The capital loss carryforward attributable to Spartan Aggressive will expire between December 31, 2002 and December 31, 2003. The capital loss carryforward attributable to Fidelity Aggressive will expire between December 31, 2002 and December 31, 2004.
COMPARISON OF PRINCIPAL RISK FACTORS
 Both Funds are subject to the risks normally associated with bond funds. As described more fully below, the Funds have similar investment objectives, policies, and permissible investments.
 INVESTMENT STRATEGY. Each Fund has the capability of investing up to 35% of its assets in below-investment-grade securities. Although these securities may provide the potential for significant price appreciation, it is important to note that they are considered to have speculative characteristics, and involve greater risk of default or price changes due to changes in the issuer's creditworthiness, or such securities may already be in default. The market prices of these securities may fluctuate more than higher-quality securities and may decline significantly in periods of general or regional economic difficulty.
 DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. Diversification may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry. A fund that is not diversified may be more sensitive to changes in the market value of a single issuer or industry. As described above, Spartan Aggressive has the flexibility to invest in fewer issuers than Fidelity Aggressive because it is a non-diversified fund, but may be subject to greater share price fluctuation.
THE PROPOSED TRANSACTION
TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN SPARTAN AGGRESSIVE MUNICIPAL FUND AND FIDELITY AGGRESSIVE MUNICIPAL FUND. REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit I to this Proxy Statement.
 The Agreement contemplates (a) Fidelity Aggressive acquiring as of the Closing Date all of the assets of Spartan Aggressive in exchange solely for shares of Fidelity Aggressive and the assumption by Fidelity Aggressive of Spartan Aggressive's liabilities; and (b) the distribution of shares of Fidelity Aggressive to the shareholders of Spartan Aggressive as provided for in the Agreement.
 The assets of Spartan Aggressive to be acquired by Fidelity Aggressive include all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Spartan Aggressive, and any deferred or prepaid expenses shown as an asset on the books of Spartan Aggressive on the Closing Date. Fidelity Aggressive will assume from Spartan Aggressive all liabilities, debts, obligations, and duties of Spartan Aggressive of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that Spartan Aggressive will use its best efforts, to the extent practicable, to discharge all of its known liabilities prior to the Closing Date. Fidelity Aggressive also will deliver to Spartan Aggressive the number of full and fractional shares of Fidelity Aggressive having an aggregate net asset value equal to the value of the assets of Spartan Aggressive less the liabilities of Spartan Aggressive as of the Closing Date. Spartan Aggressive shall then distribute the Fidelity Aggressive shares PRO RATA to its shareholders.
 The value of Spartan Aggressive's assets to be acquired by Fidelity Aggressive and the amount of its liabilities to be assumed by Fidelity Aggressive will be determined as of the close of business (4:00 p.m. Eastern time) of Spartan Aggressive on the Closing Date, using the valuation procedures set forth in Spartan Aggressive's then-current Prospectus and Statement of Additional Information. The net asset value of a share of Fidelity Aggressive will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information.
 As of the Closing Date, Spartan Aggressive will distribute to its shareholders of record the shares of Fidelity Aggressive it received, so that each Spartan Aggressive shareholder will receive the number of full and fractional shares of Fidelity Aggressive equal in value to the aggregate net asset value of shares of Spartan Aggressive held by such shareholder on the Closing Date; Spartan Aggressive will be liquidated as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Fidelity Aggressive in the names of the Spartan Aggressive shareholders and by transferring thereto shares of Fidelity Aggressive. Each Spartan Aggressive shareholder's account shall be credited with the respective PRO RATA number of full and fractional shares (rounded to the third decimal place) of Fidelity Aggressive due that shareholder. Fidelity Aggressive shall not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former Spartan Aggressive shareholder will own shares of Fidelity Aggressive equal to the aggregate net asset value of that shareholder's shares of Spartan Aggressive immediately prior to the Reorganization. The net asset value per share of Fidelity Aggressive will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of shares of Fidelity Aggressive in a name other than that of the registered holder of the shares on the books of Spartan Aggressive as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Spartan Aggressive is and will continue to be its responsibility up to and including the Closing Date and such later date on which Spartan Aggressive is liquidated.
 Pursuant to its management contract with Spartan Aggressive and its all-inclusive management fee, FMR will bear the cost of the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of printing and mailing prospectuses and proxy statements, together with the cost of any supplementary solicitation. However, there may be some transaction costs associated with portfolio adjustments to Spartan Aggressive and Fidelity Aggressive due to the the Reorganization which will be borne by Spartan Aggressive and Fidelity Aggressive, respectively. In addition, there may be some additional merger-related costs attributable to Fidelity Aggressive which will be borne by Fidelity Aggressive. The Funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments. See the section entitled "Reasons for the Reorganization."
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a Fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests may be made subsequent to the Meeting. REASONS FOR THE REORGANIZATION
 The Boards of Trustees (the Boards) of both Funds have determined that the Reorganization is in the best interests of the shareholders of both Funds and that the Reorganization will not result in a dilution of the interests of shareholders of both Funds.
 In considering the Reorganization, the Boards considered a number of factors, including the following:
 (1)  the compatibility of the Funds' investment objectives and policies;
 (2)  the historical performance of the Funds;
 (3)  the relative expense ratios of the Funds;
 (4) the costs to be incurred by each Fund as a result of the Reorganization;
 (5)  the tax consequences of the Reorganization;
 (6)  the relative size of the Funds;
 (7)  the elimination of duplicative funds;
 (8) the impact of changes to the municipal bond product line on the Funds and their shareholders; and
 (9)  the benefit to FMR.
 FMR recommended the Reorganization to the Boards at a meeting of the Boards on November 14, 1996. In recommending the Reorganization, FMR also advised the Boards that the Funds have identical investment objectives, policies, and permissible investments. In particular, at that time FMR informed the Boards that the Funds differ primarily with respect to their expense structures.
 The Boards also considered that former shareholders of Spartan Aggressive will receive shares of Fidelity Aggressive equal to the value of their shares of Spartan Aggressive. In addition, the Funds will receive an opinion of counsel that, except with respect to Section 1256 contracts, the Reorganization will not result in any gain or loss for Federal income tax purposes either to Spartan Aggressive or Fidelity Aggressive or to the shareholders of either Fund.
 Furthermore, on November 14, 1996 the Boards considered that combining the Funds would result in an immediate benefit to shareholders by lowering expenses, as a percentage of net assets, by 0.02% for shareholders of Spartan Aggressive and approximately 0.05% for shareholders of Fidelity Aggressive, following the effective date of the Reorganization. Subsequently, FMR informed the Boards that effective April 1, 1997, it would voluntarily agree to limit Fidelity Aggressive's total operating expenses to the extent that they exceeded 0.55% of average net assets and that effective March 1, 1997 it would voluntarily limit Spartan Aggressive's all-inclusive management fee rate to 0.55% of average net assets. FMR also represented to the Boards that it would guarantee an expense ratio of 0.53% for the surviving fund (excluding interest, taxes, brokerage commissions and extraordinary expenses), resulting in a 0.02% savings to shareholders of both Spartan Aggressive and Fidelity Aggressive, if the Reorganization is approved. FMR informed the Boards that it would pay all of Spartan Aggressive's expenses associated with the Reorganization, including professional fees and the costs of proxy solicitation. The Boards were informed that any merger-related expenses directly attributable to Fidelity Aggressive would be borne by Fidelity Aggressive, provided they do not exceed the fund's 0.55% expense cap. FMR further informed the Boards that although the Funds would bear any costs (as described above) associated with portfolio adjustments resulting from the Reorganization, FMR believed that such costs would be minimal and would be counterbalanced by the reduction in the expense ratio for both Funds.
 Finally, the Boards considered the proposed Reorganization in the context of a general goal of reducing the number of duplicative funds managed by FMR. While the reduction of duplicative funds and funds with lower assets potentially would benefit FMR, it also should benefit shareholders by facilitating increased operational efficiencies.
DESCRIPTION OF THE SECURITIES TO BE ISSUED
 Fidelity Municipal Trust (the trust) is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. The trust's Trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series. Fidelity Aggressive is one of seven funds of the trust. Each share of Fidelity Aggressive represents an equal proportionate interest with each other share of the Fund, and each such share of Fidelity Aggressive is entitled to equal voting, dividend, liquidation, and redemption rights. Each shareholder of the Fund is entitled to one vote for each dollar value of net asset value of the Fund that shareholder owns. Shares of Fidelity Aggressive have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Fund's Prospectus. Shares are fully paid and nonassessable, except as set forth in the Fund's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 The trust does not hold annual meetings of shareholders. There will normally be no meetings of shareholders for the purpose of electing Trustees unless less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders meeting for the election of Trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a trustee by votes cast in person or by proxy at a meeting called for that purpose. The Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of Spartan Aggressive's assets for Fidelity Aggressive's shares and the assumption of the liabilities of Spartan Aggressive by Fidelity Aggressive is intended to qualify for federal income tax purposes as a tax-free reorganization under the Code. With respect to the Reorganization, the participating Funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to Spartan Aggressive and Fidelity Aggressive, substantially to the effect that:
 (i) The acquisition by Fidelity Aggressive of all of the assets of Spartan Aggressive solely in exchange for Fidelity Aggressive shares and the assumption by Fidelity Aggressive of Spartan Aggressive's liabilities, followed by the distribution by Spartan Aggressive of Fidelity Aggressive shares to the shareholders of Spartan Aggressive pursuant to the liquidation of Spartan Aggressive and constructively in exchange for their Spartan Aggressive shares, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Code, and Spartan Aggressive and Fidelity Aggressive will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
 (ii) No gain or loss will be recognized by Spartan Aggressive upon the transfer of all of its assets to Fidelity Aggressive in exchange solely for Fidelity Aggressive shares and Fidelity Aggressive's assumption of Spartan Aggressive's liabilities, followed by Spartan Aggressive's subsequent distribution of those shares to shareholders in liquidation of Spartan Aggressive;
 (iii) No gain or loss will be recognized by Fidelity Aggressive upon the receipt of the assets of Spartan Aggressive in exchange solely for Fidelity Aggressive shares and its assumption of Spartan Aggressive's liabilities;
 (iv) The shareholders of Spartan Aggressive will recognize no gain or loss upon the exchange of their Spartan Aggressive shares solely for Fidelity Aggressive shares;
 (v) The basis of Spartan Aggressive's assets in the hands of Fidelity Aggressive will be the same as the basis of those assets in the hands of Spartan Aggressive immediately prior to the Reorganization, and the holding period of those assets in the hands of Fidelity Aggressive will include the holding period of those assets in the hands of Spartan Aggressive;
 (vi) The basis of Spartan Aggressive shareholders in Fidelity Aggressive shares will be the same as their basis in Spartan Aggressive shares to be surrendered in exchange therefor; and
 (vii) The holding period of the Fidelity Aggressive shares to be received by the Spartan Aggressive shareholders will include the period during which the Spartan Aggressive shares to be surrendered in exchange therefor were held, provided such Spartan Aggressive shares were held as capital assets by those shareholders on the date of the Reorganization.
 Shareholders of Spartan Aggressive should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following tables show the capitalization of the Funds as of December 31, 1996 and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.

                                                                       PRO FORMA
                            SPARTAN AGGRESSIVE   FIDELITY AGGRESSIVE   COMBINED FUND

Net Assets                  $92,214,911          $852,015,443          $944,230,354

Net Asset Value Per Share   $10.09               $11.36                $11.36

Shares Outstanding          9,143,289            74,996,590            83,114,100


CONCLUSION
 The Agreement and Plan of Reorganization and the transactions provided for therein were approved by the Boards at a meeting held on November 14, 1996. The Boards of Trustees of Fidelity Union Street Trust and Fidelity Municipal Trust determined that the proposed Reorganization is in the best interests of shareholders of each Fund and that the interests of existing shareholders of Spartan Aggressive and Fidelity Aggressive would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, Spartan Aggressive will continue to engage in business as a fund of a registered investment company and the Board of Fidelity Union Street Trust will consider other proposals for the reorganization or liquidation of the Fund.
ADDITIONAL INFORMATION ABOUT FIDELITY AGGRESSIVE MUNICIPAL FUND
FINANCIAL HIGHLIGHTS
   SELECTED PER-SHARE DATA




    1.Years ended
December 31            1996       1995       1994       1993B      1992       1991       1990       1989       1988       1987

 2.Net asset value,
beginning of period    $ 11.6     $ 10.8     $ 12.3     $ 11.8     $ 11.8     $ 11.4     $ 11.4     $ 11.3     $ 10.8     $ 11.5
                       70         10         30         80         00         30         90         30         20         60

 3.Income from
Investment Operations  .699       .709       .770       .783       .834       .863       .886       .881       .894       .902
  Net interest income

 4. Net realized and   (.307)     .858       (1.473     .788       .208       .429       (.060)     .160       .510       (.740)
  unrealized gain (loss)                     )

 5. Total from
investment              .392     1.567      (.703)     1.571      1.042      1.292      .826       1.041      1.404      .162
  operations

 6.Less Distributions  (.699)     (.709)     (.770)     (.783)     (.834)     (.863)     (.886)     (.881)     (.894)     (.902)
  From net interest income

 7. In excess of net
interest               (.004)     --         --         --         --         --         --         --         --         --
  income               D

 8. From net realized
gain                   --         --         (.050)     (.340)     (.130)     (.060)     --         --         --         --

 9. Total
distributions          (.703)     (.709)     (.820)     (1.12      (.964)     (.923)     (.886)     (.881)     (.894)     (.902)
                                                        3)

 10.Redemption fees added
to paid in capital     .001       .002       .003       .002       .002       .001       --         --         --         --

 11.Net asset value,
end of period          $ 11.3     $ 11.6     $ 10.8     $ 12.3     $ 11.8     $ 11.8     $ 11.4     $ 11.4     $ 11.3     $ 10.8
                       60         70         10         30         80         00         30         90         30         20

 12.Total returnA      3.56%      14.89      (5.82)     13.63      9.17       11.77      7.48       9.50       13.40      1.42%
                                  %          %          %          %          %          %          %          %

 13.RATIOS AND SUPPLEMENTAL DATA

 14.Net assets, end of
period (In millions)  $ 852      $ 910      $ 796      $ 952      $ 762      $ 654      $ 551      $ 546      $ 456      $ 353

 15.Ratio of expenses
to average net assets  .63%       .64%       .63%       .64%       .64%       .69%       .66%       .69%       .73%       .74%C

 16.Ratio of net interest
income to average
net assets             6.14%      6.24       6.69%      6.37       7.01       7.46       7.79       7.68       7.98%      8.06%
                                  %                    %          %          %          %          %

 17.Portfolio turnover
rate                  35%        39%        40%        54%        43%        30%        46%        46%        46%        68%


   A THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
B EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
C FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
D THE AMOUNTS SHOWN REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
MISCELLANEOUS
AVAILABLE INFORMATION. Fidelity Municipal Trust and Fidelity Union Street Trust are subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports, proxy material, and other information with the Commission. Such reports, proxy material, and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and 7 World Trade Center, New York, N.Y. 10048. Copies of such material can also be obtained from the Public Reference Branch Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington D.C. 20549, at prescribed rates.
LEGAL MATTERS. Certain legal matters in connection with the issuance of Fidelity Aggressive's shares will be passed upon by Kirkpatrick & Lockhart LLP, counsel to the trusts.
EXPERTS. The audited financial statements of Fidelity Aggressive, incorporated by reference into the Statement of Additional Information, have been audited by Coopers & Lybrand L.L.P., independent accountants, whose report thereon is included in the Annual Report to Shareholders for the fiscal year ended December 31, 1996. The audited financial statements of Spartan Aggressive, incorporated by reference into the Statement of Additional Information, have been audited by Coopers & Lybrand L.L.P., whose report thereon is included in the Annual Report to Shareholders for the fiscal year ended August 31, 1996. The financial statements audited by Coopers & Lybrand L.L.P. have been incorporated by reference in reliance on their reports given on their authority as experts in auditing and accounting.
EXHIBIT I


FORM OF
AGREEMENT AND PLAN OF REORGANIZATION
 THIS AGREEMENT AND PLAN OF REORGANIZATION (the Agreement) is made as of the 16th of May 1997, by and among Fidelity Union Street Trust, a Massachusetts business trust, on behalf of Spartan Aggressive Municipal Fund (Spartan Aggressive), a series of Fidelity Union Street Trust, and Fidelity Municipal Trust, a Massachusetts business trust, on behalf of Fidelity Aggressive Municipal Fund (Fidelity Aggressive), a series of Fidelity Municipal Trust. Fidelity Union Street Trust and Fidelity Municipal Trust may be referred to herein collectively as the "Trusts" or each individually as a "Trust." Fidelity Aggressive and Spartan Aggressive may be referred to herein collectively as the "Funds" or each individually as the "Fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise: (a) the transfer of all of the assets of Spartan Aggressive to Fidelity Aggressive solely in exchange for shares of beneficial interest in Fidelity Aggressive (the Fidelity Aggressive Shares) and the assumption by Fidelity Aggressive of Spartan Aggressive's liabilities; and (b) the constructive distribution of such shares by Spartan Aggressive PRO RATA to its shareholders in complete liquidation and termination of Spartan Aggressive in exchange for all of Spartan Aggressive's outstanding shares. Spartan Aggressive shall receive shares of Fidelity Aggressive having an aggregate net asset value equal to the value of the assets of Spartan Aggressive on the Closing Date (as defined below), which Spartan Aggressive shall then distribute PRO RATA to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF SPARTAN AGGRESSIVE. Spartan Aggressive represents and warrants to and agrees with Fidelity Aggressive that:
 (a) Spartan Aggressive is a series of Fidelity Union Street Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
 (b) Fidelity Union Street Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
 (c) The Prospectus and Statement of Additional Information of Spartan Aggressive dated October 18, 1996, and a supplement dated February 28, 1997 to the Prospectus previously furnished to Fidelity Aggressive, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
 (d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Spartan Aggressive, threatened against Spartan Aggressive which assert liability on the part of Spartan Aggressive. Spartan Aggressive knows of no facts which might form the basis for the institution of such proceedings;
 (e) Spartan Aggressive is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Spartan Aggressive, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Spartan Aggressive is a party or by which Spartan Aggressive is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which Spartan Aggressive is a party or is bound;
 (f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Spartan Aggressive at August 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Fidelity Aggressive. Said Statements of Assets and Liabilities and Schedule of Investments fairly present the Fund's financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
 (g) Spartan Aggressive has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of August 31, 1996 and those incurred in the ordinary course of Spartan Aggressive's business as an investment company since August 31, 1996;
 (h) The registration statement (Registration Statement) filed with the Securities and Exchange Commission (Commission) by Fidelity Municipal Trust on Form N-14 relating to the shares of Fidelity Aggressive issuable hereunder and the proxy statement of Spartan Aggressive included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to Spartan Aggressive (i) comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to Spartan Aggressive, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
 (i) All material contracts and commitments of Spartan Aggressive (other than this Agreement) will be terminated without liability to Spartan Aggressive prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
 (j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Spartan Aggressive of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
 (k) Spartan Aggressive has filed or will file all federal and state tax returns which, to the knowledge of Spartan Aggressive's officers, are required to be filed by Spartan Aggressive and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Spartan Aggressive's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
 (l) Spartan Aggressive has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date;
 (m) All of the issued and outstanding shares of Spartan Aggressive are, and at the Closing Date will be, duly and validly issued and outstanding and fully paid and nonassessable as a matter of Massachusetts law (except as disclosed in the Fund's Statement of Additional Information), and have been offered for sale and in conformity with all applicable federal securities laws. All of the issued and outstanding shares of Spartan Aggressive will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Fidelity Aggressive in accordance with this Agreement;
 (n) As of both the Valuation Time (as defined in Section 4) and the Closing Date, Spartan Aggressive will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of Spartan Aggressive to be transferred to Fidelity Aggressive pursuant to this Agreement. As of the Closing Date, subject only to the delivery of Spartan Aggressive's portfolio securities and any such other assets as contemplated by this Agreement, Fidelity Aggressive will acquire Spartan Aggressive's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Fidelity Aggressive) and without any restrictions upon the transfer thereof; and
 (o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Spartan Aggressive, and this Agreement constitutes a valid and binding obligation of Spartan Aggressive enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF FIDELITY AGGRESSIVE. Fidelity Aggressive represents and warrants to and agrees with Spartan Aggressive that:
 (a) Fidelity Aggressive is a series of Fidelity Municipal Trust, a business trust duly organized, validly existing, and in good standing under the laws of the Commonwealth of Massachusetts, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
 (b) Fidelity Municipal Trust is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
 (c) The Prospectus and Statement of Additional Information of Fidelity Aggressive, dated February 28, 1997, and a supplement dated March 21, 1997 to the Prospectus previously furnished to Spartan Aggressive did not and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
 (d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Fidelity Aggressive, threatened against Fidelity Aggressive which assert liability on the part of Fidelity Aggressive. Fidelity Aggressive knows of no facts which might form the basis for the institution of such proceedings;
 (e) Fidelity Aggressive is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Amended and Restated Declaration of Trust or By-laws, or, to the knowledge of Fidelity Aggressive, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Fidelity Aggressive is a party or by which Fidelity Aggressive is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Fidelity Aggressive is a party or is bound;
 (f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Financial Highlights, and the Schedule of Investments (including market values) of Fidelity Aggressive at December 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Spartan Aggressive. Said Statements of Assets and Liabilities and Schedule of Investments fairly present its financial position as of such date and said Statement of Operations, Changes in Net Assets, and Financial Highlights fairly reflect its results of operations, changes in financial position, and financial highlights for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
 (g) Fidelity Aggressive has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of December 31, 1996 and those incurred in the ordinary course of Fidelity Aggressive's business as an investment company since December 31, 1996;
 (h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Fidelity Aggressive of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the District of Columbia and Puerto Rico);
 (i) Fidelity Aggressive has filed or will file all federal and state tax returns which, to the knowledge of Fidelity Aggressive's officers, are required to be filed by Fidelity Aggressive and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Fidelity Aggressive's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
 (j) Fidelity Aggressive has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on December 31, 1997;
 (k) As of the Closing Date, the shares of beneficial interest of Fidelity Aggressive to be issued to Spartan Aggressive will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable (except as disclosed in the Fund's Statement of Additional Information) by Fidelity Aggressive, and no shareholder of Fidelity Aggressive will have any preemptive right of subscription or purchase in respect thereof;
 (l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Fidelity Aggressive, and this Agreement constitutes a valid and binding obligation of Fidelity Aggressive enforceable in accordance with its terms, subject to approval by the shareholders of Spartan Aggressive;
 (m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Fidelity Aggressive, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date, the Prospectus, as amended or supplemented, insofar as it relates to Fidelity Aggressive, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
 (n) The issuance of the Fidelity Aggressive Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
 (o) All of the issued and outstanding shares of beneficial interest of Fidelity Aggressive have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
 (a) Subject to the requisite approval of the shareholders of Spartan Aggressive and to the other terms and conditions contained herein, Spartan Aggressive agrees to assign, sell, convey, transfer, and deliver to Fidelity Aggressive as of the Closing Date all of the assets of Spartan Aggressive of every kind and nature existing on the Closing Date. Fidelity Aggressive agrees in exchange therefor: (i) to assume all of Spartan Aggressive's liabilities existing on or after the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to Spartan Aggressive the number of full and fractional shares of Fidelity Aggressive having an aggregate net asset value equal to the value of the assets of Spartan Aggressive transferred hereunder, less the value of the liabilities of Spartan Aggressive, determined as provided for under Section 4.
 (b) The assets of Spartan Aggressive to be acquired by Fidelity Aggressive shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivables), claims, choses in action, and other property owned by Spartan Aggressive, and any deferred or prepaid expenses shown as an asset on the books of Spartan Aggressive on the Closing Date. Spartan Aggressive will pay or cause to be paid to Fidelity Aggressive any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Fidelity Aggressive hereunder, and Fidelity Aggressive will retain any dividend or interest payments received by it after the Valuation Time with respect to the assets transferred hereunder without regard to the payment date thereof.
 (c) The liabilities of Spartan Aggressive to be assumed by Fidelity Aggressive shall include (except as otherwise provided for herein) all of Spartan Aggressive's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, Spartan Aggressive agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date.
  (d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), Spartan Aggressive will constructively distribute PRO RATA to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Fidelity Aggressive Shares in exchange for such shareholders' shares of beneficial interest in Spartan Aggressive and Spartan Aggressive will be liquidated in accordance with Spartan Aggressive's Amended and Restated Declaration of Trust. Such distribution shall be accomplished by the Funds' transfer agent opening accounts on Fidelity Aggressive's share transfer books in the names of the Spartan Aggressive shareholders and transferring the Fidelity Aggressive Shares thereto. Each Spartan Aggressive shareholder's account shall be credited with the respective PRO RATA number of full and fractional (rounded to the third decimal place) Fidelity Aggressive Shares due that shareholder. All outstanding Spartan Aggressive shares, including any represented by certificates, shall simultaneously be canceled on Spartan Aggressive's share transfer records. Fidelity Aggressive shall not issue certificates representing the Fidelity Aggressive Shares in connection with the Reorganization.
 (e) Any reporting responsibility of Spartan Aggressive is and shall remain its responsibility up to and including the date on which it is terminated.
 (f) Any transfer taxes payable upon issuance of the Fidelity Aggressive Shares in a name other than that of the registered holder on Spartan Aggressive's books of the Spartan Aggressive shares constructively exchanged for the Fidelity Aggressive Shares shall be paid by the person to whom such Fidelity Aggressive Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
 (a) The Valuation Time shall be 4:00 p.m. Eastern time on the Closing Date, or such other date as may be mutually agreed upon in writing by the parties hereto (the Valuation Time).
 (b) As of the Closing Date, Fidelity Aggressive will deliver to Spartan Aggressive the number of Fidelity Aggressive Shares having an aggregate net asset value equal to the value of the assets of Spartan Aggressive transferred hereunder less the liabilities of Spartan Aggressive, determined as provided in this Section 4.
 (c) The net asset value per share of the Fidelity Aggressive Shares to be delivered to Spartan Aggressive, the value of the assets of Spartan Aggressive transferred hereunder, and the value of the liabilities of Spartan Aggressive to be assumed hereunder shall in each case be determined as of the Valuation Time.
 (d) The net asset value per share of the Fidelity Aggressive Shares shall be computed in the manner set forth in the then-current Fidelity Aggressive Prospectus and Statement of Additional Information, and the value of the assets and liabilities of Spartan Aggressive shall be computed in the manner set forth in the then-current Spartan Aggressive Prospectus and Statement of Additional Information.
 (e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Company, Inc., a wholly owned subsidiary of FMR Corp., in accordance with its regular practice as pricing agent for Spartan Aggressive and Fidelity Aggressive.
5.  FEES; EXPENSES.
 (a) Pursuant to Spartan Aggressive's all-inclusive management contract with Fidelity Management & Research Company (FMR), FMR will pay all fees and expenses, including legal, accounting, printing, filing, and proxy solicitation expenses, portfolio transfer taxes (if any), or other similar expenses incurred in connection with the transactions contemplated by this Agreement (but not including costs incurred in connection with the purchase or sale of portfolio securities). Any merger-related expenses which may be attributable to Fidelity Aggressive will be borne by Fidelity Aggressive.
 (b) Each of Fidelity Aggressive and Spartan Aggressive represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE.
 (a) The Reorganization, together with related acts necessary to consummate the same (the Closing), unless otherwise provided herein, shall occur at the principal office of the Trusts, 82 Devonshire Street, Boston, Massachusetts, as of the Valuation Time on July 31, 1997, or as of some other time, date, and place agreed to by Spartan Aggressive and Fidelity Aggressive (the Closing Date).
 (b) In the event that on the Closing Date: (i) any of the markets for securities held by the Funds is closed to trading, or (ii) trading thereon is restricted, or (iii) trading or the reporting of trading on said market or elsewhere is disrupted, all so that accurate appraisal of the total net asset value of Spartan Aggressive and the net asset value of Fidelity Aggressive is impracticable, the Valuation Time and the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF SPARTAN AGGRESSIVE.
 (a) Spartan Aggressive agrees to call a meeting of its shareholders after the effective date of the Registration Statement, to consider transferring its assets to Fidelity Aggressive as herein provided, adopting this Agreement, and authorizing the liquidation of Spartan Aggressive.
 (b) Spartan Aggressive agrees that as soon as reasonably practicable after distribution of the Fidelity Aggressive Shares, Spartan Aggressive shall be terminated as a series of Fidelity Union Street Trust pursuant to its Amended and Restated Declaration of Trust, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date Spartan Aggressive shall not conduct any business except in connection with its liquidation and termination.
8. CONDITIONS TO FIDELITY AGGRESSIVE'S OBLIGATIONS. The obligations of Fidelity Aggressive hereunder shall be subject to the following conditions:
 (a) That Spartan Aggressive furnishes to Fidelity Aggressive a statement, dated as of the Closing Date, signed by an officer of Fidelity Union Street Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Spartan Aggressive made in this Agreement are true and correct in all material respects and that Spartan Aggressive has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates;
 (b) That Spartan Aggressive furnishes Fidelity Aggressive with copies of the resolutions, certified by an officer of Fidelity Union Street Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan Aggressive;

 (c) That, on or prior to the Closing Date, Spartan Aggressive will declare one or more dividends or distributions which, together with all previous such dividends or distributions attributable to its current taxable year, shall have the effect of distributing to the shareholders of Spartan Aggressive substantially all of Spartan Aggressive's investment company taxable income and all of its net realized capital gain, if any, as of the Closing Date;
 (d) That Spartan Aggressive shall deliver to Fidelity Aggressive at the Closing a statement of its assets and liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on Spartan Aggressive's behalf by its Treasurer or Assistant Treasurer;
 (e) That Spartan Aggressive's custodian shall deliver to Fidelity Aggressive a certificate identifying the assets of Spartan Aggressive held by such custodian as of the Valuation Time on the Closing Date and stating that as of the Valuation Time: (i) the assets held by the custodian will be transferred to Fidelity Aggressive; (ii) Spartan Aggressive's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and (iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
 (f) That Spartan Aggressive's transfer agent shall deliver to Fidelity Aggressive at the Closing a certificate setting forth the number of shares of Spartan Aggressive outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
 (g) That Spartan Aggressive calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Fidelity Aggressive as herein provided, adopting this Agreement, and authorizing the liquidation and termination of Spartan Aggressive;
 (h) That Spartan Aggressive delivers to Fidelity Aggressive a certificate of an officer of Fidelity Union Street Trust, dated as of the Closing Date, that there has been no material adverse change in Spartan Aggressive's financial position since August 31, 1996, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends paid, or losses from operations; and
 (i) That all of the issued and outstanding shares of beneficial interest of Spartan Aggressive shall have been offered for sale and sold in conformity with all applicable state securities laws and, to the extent that any audit of the records of Spartan Aggressive or its transfer agent by Fidelity Aggressive or its agents shall have revealed otherwise, Spartan Aggressive shall have taken all actions that in the opinion of Fidelity Aggressive are necessary to remedy any prior failure on the part of Spartan Aggressive to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF SPARTAN AGGRESSIVE.
 (a) That Fidelity Aggressive shall have executed and delivered to Spartan Aggressive an Assumption of Liabilities, certified by an officer of Fidelity Municipal Trust, dated as of the Closing Date pursuant to which Fidelity Aggressive will assume all of the liabilities of Spartan Aggressive existing at the Valuation Time in connection with the transactions contemplated by this Agreement;
 (b) That Fidelity Aggressive furnishes to Spartan Aggressive a statement, dated as of the Closing Date, signed by an officer of Fidelity Municipal Trust, certifying that as of the Valuation Time and the Closing Date all representations and warranties of Fidelity Aggressive made in this Agreement are true and correct in all material respects, and Fidelity Aggressive has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
 (c) That Spartan Aggressive shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to Spartan Aggressive and Fidelity Aggressive, to the effect that the Fidelity Aggressive Shares are duly authorized and upon delivery to Spartan Aggressive as provided in this Agreement will be validly issued and will be fully paid and nonassessable by Fidelity Aggressive (except as disclosed in Spartan Aggressive's Statement of Additional Information) and no shareholder of Fidelity Aggressive has any preemptive right of subscription or purchase in respect thereof.
10.  CONDITIONS TO OBLIGATIONS OF FIDELITY AGGRESSIVE AND SPARTAN
AGGRESSIVE.
 (a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of Spartan Aggressive;
 (b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state blue sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Fidelity Aggressive or Spartan Aggressive to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Fidelity Aggressive or Spartan Aggressive, provided that either party hereto may for itself waive any of such conditions;
 (c) That all proceedings taken by either Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
 (d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
 (e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Fidelity Aggressive and Spartan Aggressive, threatened by the Commission; and
 (f) That Fidelity Aggressive and Spartan Aggressive shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Fidelity Aggressive and Spartan Aggressive that for federal income tax purposes:
  (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and Spartan Aggressive and Fidelity Aggressive will each be parties to the Reorganization under section 368(b) of the Code;
  (ii) No gain or loss will be recognized by Spartan Aggressive upon the transfer of all of its assets to Fidelity Aggressive in exchange solely for the Fidelity Aggressive Shares and the assumption of Spartan Aggressive's liabilities followed by the distribution of those Fidelity Aggressive Shares to the shareholders of Spartan Aggressive in liquidation of Spartan Aggressive;
  (iii) No gain or loss will be recognized by Fidelity Aggressive on the receipt of Spartan Aggressive's assets in exchange solely for the Fidelity Aggressive Shares and the assumption of Spartan Aggressive's liabilities;
  (iv) The basis of Spartan Aggressive's assets in the hands of Fidelity Aggressive will be the same as the basis of such assets in Spartan Aggressive's hands immediately prior to the Reorganization;
  (v) Fidelity Aggressive's holding period in the assets to be received from Spartan Aggressive will include Spartan Aggressive's holding period in such assets;
  (vi) A Spartan Aggressive shareholder will recognize no gain or loss on the exchange of his or her shares of beneficial interest in Spartan Aggressive for the Fidelity Aggressive Shares in the Reorganization;
  (vii) A Spartan Aggressive shareholder's basis in the Fidelity Aggressive Shares to be received by him or her will be the same as his or her basis in the Spartan Aggressive shares exchanged therefor;
  (viii) A Spartan Aggressive shareholder's holding period for his or her Fidelity Aggressive Shares will include the holding period of Spartan Aggressive shares exchanged, provided that those Spartan Aggressive shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, each of Spartan Aggressive and Fidelity Aggressive may not waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF FIDELITY AGGRESSIVE AND SPARTAN AGGRESSIVE.
 (a) Fidelity Aggressive and Spartan Aggressive each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
 (b) Spartan Aggressive covenants that it is not acquiring the Fidelity Aggressive Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
 (c) Spartan Aggressive covenants that it will assist Fidelity Aggressive in obtaining such information as Fidelity Aggressive reasonably requests concerning the beneficial ownership of Spartan Aggressive's shares; and
 (d) Spartan Aggressive covenants that its liquidation and termination will be effected in the manner provided in its Amended and Restated Declaration of Trust in accordance with applicable law and after the Closing Date, Spartan Aggressive will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Fidelity Aggressive and Spartan Aggressive may terminate this Agreement by mutual agreement. In addition, either Fidelity Aggressive or Spartan Aggressive may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of Spartan Aggressive or Fidelity Aggressive, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
 (a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto and shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.
 (b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Fidelity Aggressive or Spartan Aggressive; provided, however, that following the shareholders' meeting called by Spartan Aggressive pursuant to Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Fidelity Aggressive Shares to be paid to Spartan Aggressive shareholders under this Agreement to the detriment of such shareholders without their further approval.
 (c) Either Fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such Fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  DECLARATIONS OF TRUST.
 A copy of the Declaration of Trust of each Fund, as restated and amended, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Fund as trustees and not individually and that the obligations of each Fund under this instrument are not binding upon any of such Fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such Fund. Each Fund agrees that its obligations hereunder apply only to such Fund and not to its shareholders individually or to the Trustees of such Fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED
SUPPLEMENT TO THE FIDELITY AGGRESSIVE MUNICIPAL FUND
FEBRUARY 28, 1997
PROSPECTUS
In the Financial Highlights table on page 5, the line item "Total from investment operations" should be $.392 for the year ended December 31, 1996 instead of $(.392) as previously reported.

Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how the fund invests and the services available to shareholders.
To learn more about the fund and its investments, you can obtain a copy of the fund's most recent financial report and portfolio listing, or a copy of the Statement of Additional Information (SAI) dated February 28, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is available along with other related materials on the SEC's Internet Web site (http://www.sec.gov). The SAI is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of either document, call Fidelity at 1-800-544-8888.
Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, Federal Reserve Board, or any other agency, and are subject to investment risks, including possible loss of principal amount invested.

LIKE ALL MUTUAL FUNDS,
THESE SECURITIES HAVE
NOT BEEN APPROVED OR
DISAPPROVED BY THE
SECURITIES AND
EXCHANGE COMMISSION
OR ANY STATE SECURITIES
COMMISSION, NOR HAS
THE SECURITIES AND
EXCHANGE COMMISSION
OR ANY STATE SECURITIES
COMMISSION PASSED
UPON THE ACCURACY OR
ADEQUACY OF THIS
PROSPECTUS. ANY
REPRESENTATION TO THE
CONTRARY IS A CRIMINAL
OFFENSE.
FAT-pro-0297

FIDELITY
AGGRESSIVE
MUNICIPAL
FUND
(fund number 012, trading symbol FATFX)
The fund seeks a high level of current income free from federal income tax by investing primarily in investment-grade municipal securities.
PROSPECTUS
FEBRUARY 28, 1997(FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET, BOSTON, MA
02109
CONTENTS


KEY FACTS                  THE FUND AT A GLANCE

                           WHO MAY WANT TO INVEST

                           EXPENSES The fund's yearly
                           operating expenses.

                           FINANCIAL HIGHLIGHTS A summary
                           of the fund's financial data.

                           PERFORMANCE How the fund has
                           done over time.

THE FUND IN DETAIL         CHARTER How the fund is
                           organized.

                           INVESTMENT PRINCIPLES AND RISKS
                           The fund's overall approach to
                           investing.

                           BREAKDOWN OF EXPENSES How
                           operating costs are calculated and
                           what they include.

YOUR ACCOUNT               DOING BUSINESS WITH FIDELITY

                           TYPES OF ACCOUNTS Different
                           ways to set up your account.

                           HOW TO BUY SHARES Opening an
                           account and making additional
                           investments.

                           HOW TO SELL SHARES Taking money
                           out and closing your account.

                           INVESTOR SERVICES Services to
                           help you manage your account.

SHAREHOLDER AND            DIVIDENDS, CAPITAL GAINS,
ACCOUNT POLICIES           AND TAXES

                           TRANSACTION DETAILS Share price
                           calculations and the timing of
                           purchases and redemptions.

                           EXCHANGE RESTRICTIONS

KEY FACTS


THE FUND AT A GLANCE
GOAL: High current income free from federal income tax. As with any mutual fund, there is no assurance that the fund will achieve its goal.
STRATEGY: Invests primarily in investment-grade municipal securities.
MANAGEMENT: Fidelity Management & Research Company (FMR) is the management arm of Fidelity Investments, which was established in 1946 and is now America's largest mutual fund manager.
SIZE: As of December 31, 1996, the fund had over $852 million in assets. WHO MAY WANT TO INVEST
The fund may be appropriate for investors in higher tax brackets who seek high current income that is free from federal income tax. The fund's level of risk and potential reward depend on the quality and maturity of its investments. Lower-quality, longer-term investments typically carry the most risk and the highest yield potential. You should consider your investment objective and tolerance for risk when making an investment decision.
The value of the fund's investments and the income they generate will vary from day to day, and generally reflect interest rates, market conditions, and other economic and political news. When you sell your shares, they may be worth more or less than what you paid for them. By itself, the fund does not constitute a balanced investment plan.

THE SPECTRUM OF
FIDELITY FUNDS
Broad categories of Fidelity
funds are presented here in
order of ascending risk.
Generally, investors seeking
to maximize return must
assume greater risk.
Aggressive Municipal is in the
INCOME category.
(solid bullet) MONEY MARKET Seeks
income and stability by
investing in high-quality,
short-term investments.
(right arrow) INCOME Seeks income by
investing in bonds.
(solid bullet) GROWTH AND INCOME
Seeks long-term growth and
income by investing in stocks
and bonds.
(solid bullet) GROWTH Seeks long-term
growth by investing mainly in
stocks.
(checkmark)
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you may pay when you buy or sell shares of a fund. In addition, you may be charged an annual account maintenance fee if your account balance falls below $2,500. See
"Transaction Details," page , for an explanation of how and when these charges apply.
Maximum sales charge on purchases                            None
and reinvested distributions

Deferred sales charge on redemptions                         None

Redemption fee (as a % of amount redeemed                    1.00
on shares held less than 180 days)                           %

Exchange fee                                                 None

Annual account maintenance fee (for accounts under $2,500)   $12.0
                                                             0

ANNUAL FUND OPERATING EXPENSES are paid out of the fund's assets. The fund pays a management fee to FMR. It also incurs other expenses for services such as maintaining shareholder records and furnishing shareholder statements and financial reports. The fund's expenses are factored into its share price or dividends and are not charged directly to shareholder accounts (see page ).
The following figures are based on historical expenses, adjusted to reflect current fees, and are calculated as a percentage of average net assets.
Management fee (after fee reduction)   .40%
                                       A

12b-1 fee                              None

Other expenses                         .18%

Total fund operating expenses          .58%

AEFFECTIVE MARCH 1, 1997, FMR VOLUNTARILY AGREED TO IMPLEMENT A MANAGEMENT FEE REDUCTION. THE INDIVIDUAL FUND FEE RATE WAS REDUCED FROM .30% TO .25%. IF THIS AGREEMENT WERE NOT IN EFFECT, THE MANAGEMENT FEE AND TOTAL OPERATING EXPENSES WOULD BE .45% AND .63%, RESPECTIVELY.
EXAMPLES: Let's say, hypothetically, that the fund's annual return is 5% and that its operating expenses are exactly as just described. For every $1,000 you invested, here's how much you would pay in total expenses if you close your account after the number of years indicated:
After 1 year     $ 6

After 3 years    $ 19

After 5 years    $ 32

After 10 years   $ 73

These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs or returns, all of which may vary. UNDERSTANDING
EXPENSES
Operating a mutual fund
involves a variety of
expenses for portfolio
management, shareholder
statements, tax reporting, and
other services. These costs
are paid from the fund's
assets; their effect is already
factored into any quoted
share price or return.
(checkmark)
FINANCIAL HIGHLIGHTS
The financial highlights table that follows has been audited by Coopers & Lybrand L.L.P., independent accountants. The fund's financial highlights, financial statements, and report of the auditor are included in the fund's Annual Report, and are incorporated by reference into (are legally a part of) the fund's SAI. Contact Fidelity for a free copy of the Annual Report or the SAI.
SELECTED PER-SHARE DATA


18.Years ended                    1996     1995     1994     1993B    1992     1991     1990     1989     1988     1987
December 31

19.Net asset                      $ 11.6   $ 10.8   $ 12.3   $ 11.8   $ 11.8   $ 11.4   $ 11.4   $ 11.3   $ 10.8   $ 11.5
value, beginning                  70       10       30       80       00       30       90       30       20       60
of period

20.Income from                    .699     .709     .770     .783     .834     .863     .886     .881     .894     .902
Investment
Operations
 Net interest
income

21. Net realized                  (.307)   .858     (1.473   .788     .208     .429     (.060)   .160     .510     (.740)
and                                                 )
 unrealized gain
(loss)

22. Total from                    (.392)   1.567    (.703)   1.571    1.042    1.292    .826     1.041    1.404    .162
investment
 operations

23.Less                           (.699)   (.709)   (.770)   (.783)   (.834)   (.863)   (.886)   (.881)   (.894)   (.902)
Distributions
 From net
interest income

24. In excess of                  (.004)   --       --       --       --       --       --       --       --       --
net interest                      D
 income

25. From net                      --       --       (.050)   (.340)   (.130)   (.060)   --       --       --       --
realized gain

26. Total                         (.703)   (.709)   (.820)   (1.12    (.964)   (.923)   (.886)   (.881)   (.894)   (.902)
distributions                                                3)

27.Redemption                     .001     .002     .003     .002     .002     .001     --       --       --       --
fees added to
paid in capital

28.Net asset                      $ 11.3   $ 11.6   $ 10.8   $ 12.3   $ 11.8   $ 11.8   $ 11.4   $ 11.4   $ 11.3   $ 10.8
value, end of                     60       70       10       30       80       00       30       90       30       20
period

29.Total returnA                  3.56%    14.89    (5.82)   13.63    9.17     11.77    7.48     9.50     13.40    1.42%
                                           %        %        %        %        %        %        %        %

30.RATIOS AND SUPPLEMENTAL DATA

31.Net assets,                    $ 852    $ 910    $ 796    $ 952    $ 762    $ 654    $ 551    $ 546    $ 456    $ 353
end of period (In
millions)

32.Ratio of                       .63%     .64%     .63%     .64%     .64%     .69%     .66%     .69%     .73%     .74%C
expenses to
average net
assets

33.Ratio of net                   6.14%    6.24     6.69%    6.37     7.01     7.46     7.79     7.68     7.98%    8.06%
interest income to                         %                 %        %        %        %        %
average net
assets

34.Portfolio                      35%      39%      40%      54%      43%      30%      46%      46%      46%      68%
turnover rate


E THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
F EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
G FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
H THE AMOUNTS SHOWN REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
PERFORMANCE
Bond fund performance can be measured as TOTAL RETURN or YIELD. The total returns that follow are based on historical fund results.
The fund's fiscal year runs from January 1 through December 31. The tables below show the fund's performance over past fiscal years compared to different measures, including a comparative index and a competitive funds average. The chart on page presents calendar year performance.
AVERAGE ANNUAL TOTAL RETURNS
Fiscal periods ended   Pas     Past    Past
December 31, 1996      t 1     5       10
                       yea     year    year
                       r       s       s

Aggressive Municipal    3.56    6.81    7.72
                       %       %       %

Lehman Brothers Municipal Bond Index    4.43    7.28    7.79
                                       %       %       %

Lipper High Yld. Muni. Debt Funds Average    4.17    6.92    7.34
                                            %       %       %

CUMULATIVE TOTAL RETURNS
Fiscal periods ended   Pas     Past     Past
December 31, 1996      t 1     5        10
                       yea     year     year
                       r       s        s

Aggressive Municipal    3.56    39.01    110.3
                       %       %        3%

Lehman Brothers Municipal Bond Index    4.43    42.13    111.81
                                       %       %        %

Lipper High Yld. Muni. Debt Funds Average    4.17    39.85    103.3
                                            %       %        5%


EXPLANATION OF TERMS
UNDERSTANDING
PERFORMANCE
YIELD illustrates the income
earned by a fund over a
recent period. 30-day yields
are usually used for bond
funds. Yields change daily,
reflecting changes in interest
rates.
TOTAL RETURN reflects both the
reinvestment of income and
capital gain distributions and
any change in a fund's share
price.
(checkmark)
TOTAL RETURN is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains. A CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
YIELD refers to the income generated by an investment in the fund over a given period of time, expressed as an annual percentage rate. A TAX-EQUIVALENT YIELD shows what an investor would have to earn before taxes to equal a tax-free yield. Yields are calculated according to a standard that is required for all stock and bond funds. Because this differs from other accounting methods, the quoted yield may not equal the income actually paid to shareholders.
LEHMAN BROTHERS MUNICIPAL BOND INDEX is a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year.
Unlike the fund's returns, the total returns of the comparative index do not include the effect of any brokerage commissions, transaction fees, or other costs of investing.
THE CONSUMER PRICE INDEX is a widely recognized measure of inflation calculated by the U.S. Government.
THE COMPETITIVE FUNDS AVERAGE is the Lipper High Yield Municipal Debt Funds Average, which reflects the performance of 43 mutual funds with similar investment objectives. This average, published by Lipper Analytical Services, Inc., excludes the effect of sales charges.
YEAR-BY-YEAR TOTAL RETURNS
Calendar years 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996
AGGRESSIVE MUNICIPAL 1.42% 13.40% 9.50% 7.48% 11.77% 9.17% 13.63% -5.82
14.89
% 3.56%
Lipper High Yld. Muni Debt
Funds Average 0.38% 11.28% 10.11% 5.13% 11.52% 8.51% 11.41% -4.67% 15.9
8% 4.17%
Consumer Price Index 4.43% 4.42% 4.65% 6.11% 3.06% 2.90% 2.75% 2.67% 2.54%
3.32
%
Percentage (%)
Row: 1, Col: 1, Value: 1.42
Row: 2, Col: 1, Value: 13.4
Row: 3, Col: 1, Value: 9.5
Row: 4, Col: 1, Value: 7.48
Row: 5, Col: 1, Value: 11.77
Row: 6, Col: 1, Value: 9.17
Row: 7, Col: 1, Value: 13.63
Row: 8, Col: 1, Value: -5.819999999999999
Row: 9, Col: 1, Value: 14.89
Row: 10, Col: 1, Value: 3.56
(LARGE SOLID BOX) Aggressive
Municipal
The fund's recent strategies, performance, and holdings are detailed twice a year in financial reports, which are sent to all shareholders. For current performance or a free annual report, call 1-800-544-8888.
TOTAL RETURNS AND YIELDS ARE BASED ON PAST RESULTS AND ARE NOT AN INDICATION OF FUTURE PERFORMANCE.
THE FUND IN DETAIL


CHARTER
AGGRESSIVE MUNICIPAL IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. The fund is a diversified fund of Fidelity Municipal Trust, an open-end management investment company organized as a Massachusetts business trust on June 22, 1984.
THE FUND IS GOVERNED BY A BOARD OF TRUSTEES which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review the fund's performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUND MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. Fidelity will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. The number of votes you are entitled to is based upon the dollar value of your investment.
FMR AND ITS AFFILIATES
The fund is managed by FMR, which chooses the fund's investments and handles its business affairs.
Tanya Roy is manager of Aggressive Municipal, which she has managed since October 1995. She also manages other Fidelity funds. Ms. Roy joined Fidelity in 1989 as an analyst; she has been managing funds since 1995. Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
FIDELITY FACTS
Fidelity offers the broadest
selection of mutual funds
in the world.
(solid bullet) Number of Fidelity mutual
funds: over 225
(solid bullet) Assets in Fidelity mutual
funds: over $432 billion
(solid bullet) Number of shareholder
accounts: over 29 million
(solid bullet) Number of investment
analysts and portfolio
managers: over 270
(checkmark)
Fidelity Distributors Corporation (FDC) distributes and markets Fidelity's funds and services. Fidelity Service Company, Inc. (FSC) performs transfer agent servicing functions for the fund.
FMR Corp. is the ultimate parent company of FMR. Members of the Edward C. Johnson family are the predominate owners of a class of shares of common stock representing approximately 49% of the voting power of FMR Corp. Under the Investment Company Act of 1940 (the 1940 Act), control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company; therefore, the Johnson family may be deemed under the 1940 Act to form a controlling group with respect to FMR Corp.
UMB Bank, n.a., is the fund's transfer agent, although it employs FSC to perform these functions for the fund. UMB is located at 1010 Grand Avenue, Kansas City, Missouri.
A broker-dealer may use a portion of the commissions paid by the fund to reduce the fund's custodian or transfer agent fees. FMR may use its broker-dealer affiliates and other firms that sell fund shares to carry out the fund's transactions, provided that the fund receives brokerage services and commission rates comparable to those of other broker-dealers. INVESTMENT PRINCIPLES AND RISKS
THE FUND'S INVESTMENT APPROACH
BOND FUNDS IN GENERAL. The yield and share price of a bond fund change daily based on changes in interest rates and market conditions, and in response to other economic, political or financial events. The types and maturities of the securities a bond fund purchases and the credit quality of their issuers will impact a bond fund's reaction to these events. INTEREST RATE RISK. In general, bond prices rise when interest rates fall and fall when interest rates rise. Longer-term bonds are usually more sensitive to interest rate changes. In other words, the longer the maturity of a bond, the greater the impact a change in interest rates is likely to have on the bond's price. In addition, short-term interest rates and long-term interest rates do not necessarily move in the same amount or in the same direction. A short-term bond tends to react to changes in short-term interest rates and a long-term bond tends to react to changes in long-term interest rates.
ISSUER RISK. The price of a bond is affected by the credit quality of its issuer. Changes in the financial condition of an issuer, changes in general economic conditions, and changes in specific economic conditions that affect a particular type of issuer can impact the credit quality of an issuer. Lower quality bonds generally tend to be more sensitive to these changes than higher quality bonds.
MUNICIPAL MARKET RISK. Municipal securities are backed by the entity that issued them and/or other revenue streams. Municipal security values may be significantly affected by political changes, as well as uncertainties in the municipal market related to taxation or the rights of municipal securities holders.
FIDELITY'S APPROACH TO BOND FUNDS. The total return from a bond includes both income and price gains or losses. In selecting investments for a bond fund, FMR considers a bond's expected income together with its potential for price gains or losses. While income is the most important component of bond returns over time, a bond fund's emphasis on income does not mean the fund invests only in the highest-yielding bonds available, or that it can avoid losses of principal.
FMR focuses on assembling a portfolio of income-producing bonds that it believes will provide the best balance between risk and return within the range of eligible investments for the fund. FMR's evaluation of a potential investment includes an analysis of the credit quality of the issuer, its structural features, its current price compared to FMR's estimate of its long-term value, and any short-term trading opportunities resulting from market inefficiencies.
In structuring a bond fund, FMR allocates assets among different market sectors (for example, general obligation bonds of a state or bonds financing a specific project) and different maturities based on its view of the relative value of each sector or maturity. The performance of the fund will depend on how successful FMR is in pursuing this approach.
AGGRESSIVE MUNICIPAL seeks high current income that is free from federal income tax by investing primarily in investment-grade municipal securities. Effective March 17, 1997, the fund will limit its investments in below investment-grade securities to 35% of its assets. Although prior to this date, the fund had no limit on its investments in below investment-grade securities, its holdings in below investment-grade securities were 34.1% of its assets as of December 31, 1996. Although the fund does not maintain an average maturity within a specified range, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities between 8 and 18 years. As of December 31, 1996, the fund's dollar-weighted average maturity was approximately 16.8 years.
FMR normally invests at least 80% of the fund's assets in federally tax-free municipal securities. In addition, FMR may invest all of the fund's assets in municipal securities issued to finance private activities. The interest from these securities is a tax-preference item for purposes of the federal alternative minimum tax.
FMR may use various techniques to hedge a portion of the fund's risks, but there is no guarantee that these strategies will work as intended. When you sell your shares of the fund, they may be worth more or less than what you paid for them.
FMR normally invests the fund's assets according to its investment strategy. The fund does not expect to invest in federally taxable obligations. The fund also reserves the right to invest without limitation in short-term instruments, to hold a substantial amount of uninvested cash, or to invest more than normally permitted in federally taxable obligations for temporary, defensive purposes.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which the fund may invest, strategies FMR may employ in pursuit of the fund's investment objective, and a summary of related risks. Any restrictions listed supplement those discussed earlier in this section. A complete listing of the fund's limitations and more detailed information about the fund's investments are contained in the fund's SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques unless it believes that they are consistent with the fund's investment objective and policies and that doing so will help the fund achieve its goal. Fund holdings and recent investment strategies are detailed in the fund's financial reports, which are sent to shareholders twice a year. For a free SAI or financial report, call 1-800-544-8888.
DEBT SECURITIES. Bonds and other debt instruments are used by issuers to borrow money from investors. The issuer generally pays the investor a fixed, variable, or floating rate of interest, and must repay the amount borrowed at maturity. Some debt securities, such as zero coupon bonds, do not pay current interest, but are sold at a discount from their face values.
Debt securities have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. In general, bond prices rise when interest rates fall, and fall when interest rates rise. Longer-term bonds and zero coupon bonds are generally more sensitive to interest rate changes.
Lower-quality debt securities (sometimes called "junk bonds") are considered to have speculative characteristics, and involve greater risk of default or price changes due to changes in the issuer's creditworthiness, or they may already be in default. The market prices of these securities may fluctuate more than higher-quality securities and may decline significantly in periods of general or regional economic difficulty. Lower-quality securities may be thinly traded, making them difficult to sell promptly at an acceptable price. Adverse publicity and changing investor perceptions may affect the ability to obtain prices for, or to sell these securities.
The following table provides a summary of ratings assigned to debt holdings (not including money market instruments) in the fund's portfolio. These figures are dollar-weighted averages of month-end portfolio holdings during the fiscal year ended December 1996, and are presented as a percentage of total security investments. These percentages are historical and do not necessarily indicate the fund's current or future debt holdings.
RESTRICTIONS: The fund does not currently intend to invest more than 10% of its total assets in bonds that are in default. Effective March 17, 1997, the fund intends to limit its investments in below investment-grade securities to less than 35% of its assets. A security is considered to be investment-grade if it is rated investment grade by Moody's Investors Service, Standard & Poor's, Duff & Phelps Credit Rating Co., or Fitch Investors Service, L.P., or is unrated but judged by FMR to be of equivalent quality.
FISCAL YEAR ENDED DECEMBER 1996 DEBT HOLDINGS, BY RATING
 MOODY'S INVESTORS
  SERVICE STANDARD & POOR'S
 (AS A % OF INVESTMENTS) (AS A % OF
INVESTMENTS)
 Rating  Average  Rating  Average
INVESTMENT GRADE
Highest quality Aaa 20.6% AAA 19.6%
High quality Aa 4.4% AA 4.9%
Upper-medium grade A 10.8% A 10.7%
Medium grade Baa 21.0% BBB 17.0%
LOWER QUALITY
Moderately speculative Ba 7.6% BB 7.8%
Speculative B 0.7% B 0.5%
Highly speculative Caa 0.5% CCC 0.0%
Poor quality Ca 0.0% CC 0.0%
Lowest quality, no interest C  C
In default, in arrears --- 0.0% D 0.5%
  65.6%  61.0%
 (AS A % OF INVESTMENTS)
SECURITIES NOT RATED BY MOODY'S OR S&P(dagger)
Investment Grade (double dagger) 1.9%
Lower Quality (double dagger) 26.0%
Total 27.9%
(dagger) THE DOLLAR-WEIGHTED AVERAGE PERCENTAGES REFLECTED IN THE TABLE MAY INCLUDE SECURITIES RATED BY OTHER NATIONALLY RECOGNIZED RATING SERVICES, AS WELL AS UNRATED SECURITIES.
(double dagger) AS DETERMINED BY FMR

MUNICIPAL SECURITIES are issued to raise money for a variety of public or private purposes, including general financing for state and local governments, or financing for specific projects or public facilities. They may be fully or partially backed by the local government, or by the credit of a private issuer or the current or anticipated revenues from specific projects or assets. Because many municipal securities are issued to finance similar types of projects, especially those relating to education, health care, housing, transportation, and utilities, the municipal markets can be affected by conditions in those sectors. In addition, all municipal securities may be affected by uncertainties regarding their tax status, legislative changes, or rights of municipal securities holders. A municipal security may be owned directly or through a participation interest.
CREDIT AND LIQUIDITY SUPPORT. Issuers may employ various forms of credit and liquidity enhancement, including letters of credit, guarantees, puts and demand features, and insurance, provided by foreign or domestic entities such as banks and other financial institutions. These arrangements expose the fund to the credit risk of the entity providing the credit or liquidity support. Changes in the credit quality of the provider could affect the value of the security and the fund's share price. In addition, in the case of foreign providers of credit or liquidity support, extensive public information about the provider may not be available, and unfavorable political, economic, or governmental developments could affect its ability to honor its commitment.
ASSET-BACKED SECURITIES include interests in pools of purchase contracts, financing leases, or sales agreements entered into by a municipal issuer. The value of these securities depends on many factors, including changes in market interest rates, the availability of information concerning the pool and its structure, prepayment expectations, the credit quality of the underlying assets, and the market's perception of the servicer of the loan pool, and any credit enhancement provided.
VARIABLE AND FLOATING RATE SECURITIES have interest rates that are periodically adjusted either at specific intervals or whenever a benchmark rate changes. Inverse floaters have interest rates that move in the opposite direction from a benchmark, often making the security's market value more volatile.
MUNICIPAL LEASE OBLIGATIONS are used by municipal issuers to acquire land, equipment, or facilities. If the issuer stops making payments or transfers its obligations to a private entity, the obligation could lose value or become taxable.
OTHER MUNICIPAL SECURITIES may include obligations of U.S. territories and possessions such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations.
PUT FEATURES entitle the holder to put (sell back) a security to the issuer or another party. In exchange for this benefit, the fund may accept a lower interest rate. Demand features and standby commitments are types of put features.
PRIVATE ENTITIES may be involved in some municipal securities. For example, industrial revenue bonds are backed by private entities, and resource recovery bonds often involve private corporations. The economic viability of a project or changes in tax incentives could affect the price of these securities.
ADJUSTING INVESTMENT EXPOSURE. The fund can use various techniques to increase or decrease its exposure to changing security prices, interest rates, or other factors that affect security prices. These techniques may involve derivative transactions such as buying and selling options and futures contracts, entering into swap agreements, and purchasing indexed securities.
FMR can use these practices to adjust the risk and return characteristics of the fund's portfolio of investments. If FMR judges market conditions incorrectly or employs a strategy that does not correlate well with the fund's investments, these techniques could result in a loss, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of the fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.
ILLIQUID AND RESTRICTED SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price. The sale of some illiquid securities and some other securities may be subject to legal restrictions. Difficulty in selling securities may result in a loss or may be costly to the fund.
RESTRICTIONS: The fund may not purchase a security if, as a result, more than 10% of its assets would be invested in illiquid securities. WHEN-ISSUED AND FORWARD PURCHASE OR SALE TRANSACTIONS are trading practices in which payment and delivery for the security take place at a later date than is customary for that type of security. The price of the security could change during this period.
CASH MANAGEMENT. The fund may invest in money market securities and in a money market fund available only to funds and accounts managed by FMR or its affiliates, whose goal is to seek a high level of current income exempt from federal income tax while maintaining a stable $1.00 share price. A major change in interest rates or a default on the money market fund's investments could cause its share price to change.
DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. This may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry or type of project. Economic, business, or political changes can affect all securities of a similar type.
RESTRICTIONS: With respect to 75% of its total assets, the fund may not purchase a security if, as a result, more than 5% would be invested in the securities of any one issuer. This limitation does not apply to U.S. Government securities. The fund may invest more than 25% of its total assets in tax-free securities that finance similar types of projects. BORROWING. The fund may borrow from banks or from other funds advised by FMR, or through reverse repurchase agreements. If the fund borrows money, its share price may be subject to greater fluctuation until the borrowing is paid off. If a fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.
RESTRICTIONS: The fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraphs restate all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraphs, can be changed without shareholder approval.
The fund seeks to provide a high current yield, exempt from federal income tax.
The fund will normally invest at least 80% of its assets in municipal securities whose interest is exempt from federal tax.
With respect to 75% of its total assets, the fund may not purchase a security if, as a result, more than 5% would be invested in the securities of any one issuer.
The fund may not invest more than 25% of its total assets in any one industry.
The fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
BREAKDOWN OF EXPENSES
Like all mutual funds, the fund pays fees related to its daily operations. Expenses paid out of the fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
The fund pays a MANAGEMENT FEE to FMR for managing its investments and business affairs. The fund also pays OTHER EXPENSES, which are explained on the following page.
FMR may, from time to time, agree to reimburse the fund for management fees and other expenses above a specified limit. FMR retains the ability to be repaid by the fund if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be terminated at any time without notice, can decrease the fund's expenses and boost its performance.
MANAGEMENT FEE
The management fee is calculated and paid to FMR every month. The fee is calculated by adding a group fee rate to an individual fund fee rate, and multiplying the result by the fund's average net assets.
UNDERSTANDING THE
MANAGEMENT FEE
The management fee FMR
receives is designed to be
responsive to changes in
FMR's total assets under
management. Building this
variable into the fee
calculation assures
shareholders that they will
pay a lower rate as FMR's
assets under management
increase.
(checkmark)
The group fee rate is based on the average net assets of all the mutual funds advised by FMR. This rate cannot rise above .37%, and it drops as total assets under management increase.
For December 1996, the group fee rate was .1425%. The individual fund fee rate is .30%. The total management fee rate for the fiscal year ended December 1996 was .45%. Effective March 1, 1997, FMR has voluntarily agreed to reduce the fund's individual fund fee rate from .30% to .25%. If this reduction were in effect, the total management fee rate would have been
 .40%.
OTHER EXPENSES
While the management fee is a significant component of the fund's annual operating costs, the fund has other expenses as well.
FSC performs many transaction and accounting functions. These services include processing shareholder transactions, valuing the fund's investments, and handling securities loans. In the fiscal year ended December 1996, FSC received fees equal to .16% of the fund's average net assets.
The fund also pays other expenses, such as legal, audit, and custodian fees; proxy solicitation costs; and the compensation of trustees who are not affiliated with Fidelity.
The fund has adopted a Distribution and Service Plan. This plan recognizes that FMR may use its resources, including management fees, to pay expenses associated with the sale of fund shares. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the fund's shares. It is important to note, however, that the fund does not pay FMR any separate fees for this service.
The fund's portfolio turnover rate for the fiscal year ended December 1996 was 35%. This rate varies from year to year.
   YOUR ACCOUNT


DOING BUSINESS WITH FIDELITY
Fidelity Investments was established in 1946 to manage one of America's first mutual funds. Today, Fidelity is the largest mutual fund company in the country, and is known as an innovative provider of high-quality financial services to individuals and institutions.
In addition to its mutual fund business, the company operates one of America's leading discount brokerage firms, Fidelity Brokerage Services, Inc. (FBSI). Fidelity is also a leader in providing tax-sheltered retirement plans for individuals investing on their own or through their employer.
Fidelity is committed to providing investors with practical information to make investment decisions. Based in Boston, Fidelity provides customers with complete service 24 hours a day, 365 days a year, through a network of telephone service centers around the country.
To reach Fidelity for general information, call these numbers:
(small solid bullet) For mutual funds, 1-800-544-8888
(small solid bullet) For brokerage, 1-800-544-7272
If you would prefer to speak with a representative in person, Fidelity has over 80 walk-in Investor Centers across the country.
TYPES OF ACCOUNTS
You may set up an account directly in the fund or, if you own or intend to purchase individual securities as part of your total investment portfolio, you may consider investing in the fund through a brokerage account.
You may purchase or sell shares of the fund through an investment professional, including a broker, who may charge you a transaction fee for this service. If you invest through FBSI, another financial institution, or an investment professional, read their program materials for any special provisions, additional service features or fees that may apply to your investment in the fund. Certain features of the fund, such as the minimum initial or subsequent investment amounts, may be modified.
The different ways to set up (register) your account with Fidelity are listed in the table that follows.
WAYS TO SET UP YOUR ACCOUNT
INDIVIDUAL OR JOINT TENANT
FOR YOUR GENERAL INVESTMENT NEEDS
Individual accounts are owned by one person. Joint accounts can have two or more owners (tenants).
GIFTS OR TRANSFERS TO A MINOR (UGMA, UTMA)
TO INVEST FOR A CHILD'S EDUCATION OR OTHER FUTURE NEEDS
These custodial accounts provide a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Depending on state laws, you can set up a custodial account under the Uniform Gifts to Minors Act (UGMA) or the Uniform Transfers to Minors Act (UTMA).
TRUST
FOR MONEY BEING INVESTED BY A TRUST
The trust must be established before an account can be opened.
BUSINESS OR ORGANIZATION
FOR INVESTMENT NEEDS OF CORPORATIONS, ASSOCIATIONS, PARTNERSHIPS, OR OTHER
GROUPS
Requires a special application.
HOW TO BUY SHARES
THE FUND'S SHARE PRICE, called net asset value (NAV), is calculated every business day. The fund's shares are sold without a sales charge.
Shares are purchased at the next share price calculated after your investment is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.
IF YOU ARE NEW TO FIDELITY, complete and sign an account application and mail it along with your check. You may also open your account in person or by wire as described on page . If there is no application accompanying this prospectus, call 1-800-544-8888.
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Mail in an application with a check, or
(small solid bullet) Open your account by exchanging from another Fidelity fund.
If you buy shares by check or Fidelity Money Line(registered trademark), and then sell those shares by any method other than by exchange to another Fidelity fund, the payment may be delayed for up to seven business days to ensure that your previous investment has cleared.
MINIMUM INVESTMENTS
TO OPEN AN ACCOUNT  $2,500
TO ADD TO AN ACCOUNT  $250
Through regular investment plans* $100
MINIMUM BALANCE $2,000
* FOR MORE INFORMATION ABOUT REGULAR INVESTMENT PLANS, PLEASE REFER TO "INVESTOR SERVICES," PAGE .
These minimums may vary for investments through Fidelity Portfolio Advisory Services. Refer to the program materials for details.

                                      TO OPEN AN ACCOUNT                            TO ADD TO AN ACCOUNT

Phone 1-800-544-777 (phone_graphic)   (small solid bullet) Exchange from another    (small solid bullet) Exchange from another
                                      Fidelity fund account                         Fidelity fund account
                                      with the same                                 with the same
                                      registration, including                       registration, including
                                      name, address, and                            name, address, and
                                      taxpayer ID number.                           taxpayer ID number.
                                                                                    (small solid bullet) Use Fidelity Money
                                                                                    Line to transfer from
                                                                                    your bank account. Call
                                                                                    before your first use to
                                                                                    verify that this service
                                                                                    is in place on your
                                                                                    account. Maximum
                                                                                    Money Line: $50,000.



Mail (mail_graphic)   (small solid bullet) Complete and sign the    (small solid bullet) Make your check
                      application. Make your                        payable to "Fidelity
                      check payable to                              Aggressive Municipal
                      "Fidelity Aggressive                          Fund." Indicate your
                      Municipal Fund." Mail                         fund account number
                      to the address                                on your check and mail
                      indicated on the                              to the address printed
                      application.                                  on your account
                                                                    statement.
                                                                    (small solid bullet) Exchange by mail: call
                                                                    1-800-544-6666 for
                                                                    instructions.



In Person (hand_graphic)   (small solid bullet) Bring your application    (small solid bullet) Bring your check to a
                           and check to a Fidelity                        Fidelity Investor Center.
                           Investor Center. Call                          Call 1-800-544-9797 for
                           1-800-544-9797 for the                         the center nearest you.
                           center nearest you.



Wire (wire_graphic)   (small solid bullet) Call 1-800-544-7777 to     (small solid bullet) Wire to:
                      set up your account                             Bankers Trust
                      and to arrange a wire                           Company,
                      transaction.                                    Bank Routing
                      (small solid bullet) Wire within 24 hours to:   #021001033,
                      Bankers Trust                                   Account #00163053.
                      Company,                                        Specify "Fidelity
                      Bank Routing                                    Aggressive Municipal
                      #021001033,                                     Fund" and include your
                      Account #00163053.                              account number and
                      Specify "Fidelity                               your name.
                      Aggressive Municipal
                      Fund" and include your
                      new account number
                      and your name.



Automatically (automatic_graphic)   (small solid bullet) Not available.   (small solid bullet) Use Fidelity Automatic
                                                                          Account Builder. Sign
                                                                          up for this service
                                                                          when opening your
                                                                          account, or call
                                                                          1-800-544-6666 to add
                                                                          it.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.
IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least $2,000 worth of shares in the account to keep it open.
TO SELL SHARES BY BANK WIRE OR FIDELITY MONEY LINE, you will need to sign up for these services in advance.
CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and Fidelity from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:
(small solid bullet) You wish to redeem more than $100,000 worth of shares, (small solid bullet) Your account registration has changed within the last 30 days,
(small solid bullet) The check is being mailed to a different address than the one on your account (record address),
(small solid bullet) The check is being made payable to someone other than the account owner, or
(small solid bullet) The redemption proceeds are being transferred to a Fidelity account with a different registration.
You should be able to obtain a signature guarantee from a bank, broker (including Fidelity Investor Centers), dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee. SELLING SHARES IN WRITING
Write a "letter of instruction" with:
(small solid bullet) Your name,
(small solid bullet) The fund's name,
(small solid bullet) Your fund account number,
(small solid bullet) The dollar amount or number of shares to be redeemed,
and
(small solid bullet) Any other applicable requirements listed in the table that follows.
Unless otherwise instructed, Fidelity will send a check to the record address. Deliver your letter to a Fidelity Investor Center, or mail it to:
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
      ACCOUNT TYPE   SPECIAL REQUIREMENTS


IF YOU SELL SHARES OF THE FUND AFTER HOLDING THEM LESS THAN 180 DAYS THE FUND WILL
DEDUCT A REDEMPTION FEE EQUAL TO1.00% OF THE VALUE OF THOSE SHARES.



Phone 1-800-544-777 (phone_graphic)              All account types     (small solid bullet) Maximum check request:
                                                                       $100,000.
                                                                       (small solid bullet) For Money Line transfers to
                                                                       your bank account; minimum:
                                                                       $10; maximum: $100,000.
                                                                       (small solid bullet) You may exchange to other
                                                                       Fidelity funds if both
                                                                       accounts are registered with
                                                                       the same name(s), address,
                                                                       and taxpayer ID number.

Mail or in Person (mail_graphic)(hand_graphic)   Individual, Joint     (small solid bullet) The letter of instruction must
                                                 Tenant,               be signed by all persons
                                                 Sole Proprietorship   required to sign for
                                                 , UGMA, UTMA          transactions, exactly as their
                                                 Trust                 names appear on the
                                                                       account.
                                                                       (small solid bullet) The trustee must sign the
                                                                       letter indicating capacity as
                                                 Business or           trustee. If the trustee's name
                                                 Organization          is not in the account
                                                                       registration, provide a copy of
                                                                       the trust document certified
                                                                       within the last 60 days.
                                                                       (small solid bullet) At least one person
                                                 Executor,             authorized by corporate
                                                 Administrator,        resolution to act on the
                                                 Conservator,          account must sign the letter.
                                                 Guardian              (small solid bullet) Include a corporate
                                                                       resolution with corporate seal
                                                                       or a signature guarantee.
                                                                       (small solid bullet) Call 1-800-544-6666 for
                                                                       instructions.

Wire (wire_graphic)                              All account types     (small solid bullet) You must sign up for the wire
                                                                       feature before using it. To
                                                                       verify that it is in place, call
                                                                       1-800-544-6666. Minimum
                                                                       wire: $5,000.
                                                                       (small solid bullet) Your wire redemption request
                                                                       must be received and
                                                                       accepted by Fidelity before 4
                                                                       p.m. Eastern time for money
                                                                       to be wired on the next
                                                                       business day.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account. INFORMATION SERVICES
FIDELITY'S TELEPHONE REPRESENTATIVES are available 24 hours a day, 365 days a year. Whenever you call, you can speak with someone equipped to provide the information or service you need.
24-HOUR SERVICE
ACCOUNT ASSISTANCE
1-800-544-6666
ACCOUNT TRANSACTIONS
1-800-544-7777
PRODUCT INFORMATION
1-800-544-8888
RETIREMENT ACCOUNT
ASSISTANCE
1-800-544-4774
TOUCHTONE XPRESSSM
1-800-544-5555
 AUTOMATED SERVICE
(checkmark)
STATEMENTS AND REPORTS that Fidelity sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except reinvestments, that affects your account balance or your account registration)
(small solid bullet) Account statements (quarterly)
(small solid bullet) Financial reports (every six months)







To reduce expenses, only one copy of most financial reports and prospectuses will be mailed to your household, even if you have more than one account in the fund. Call 1-800-544-6666 if you need copies of financial reports, prospectuses, or historical account information. TRANSACTION SERVICES
EXCHANGE PRIVILEGE. You may sell your fund shares and buy shares of other Fidelity funds by telephone or in writing.
Note that exchanges out of the fund are limited to four per calendar year, and that they may have tax consequences for you. For details on policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see page . SYSTEMATIC WITHDRAWAL PLANS let you set up periodic redemptions from your account.
FIDELITY MONEY LINE(registered trademark) enables you to transfer money by phone between your bank account and your fund account. Most transfers are complete within three business days of your call.
REGULAR INVESTMENT PLANS
One easy way to pursue your financial goals is to invest money regularly. Fidelity offers convenient services that let you transfer money into your fund account, or between fund accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for a home, educational expenses, and other long-term financial goals.
REGULAR INVESTMENT PLANS
FIDELITY AUTOMATIC ACCOUNT BUILDERSM
TO MOVE MONEY FROM YOUR BANK ACCOUNT TO A FIDELITY FUND

MINIMUM   FREQUENCY     SETTING UP OR CHANGING
$100      Monthly or    (small solid bullet) For a new account, complete the
          quarterly     appropriate section on the fund
                        application.
                        (small solid bullet) For existing accounts, call
                        1-800-544-6666 for an application.
                        (small solid bullet) To change the amount or frequency of
                        your investment, call 1-800-544-6666 at
                        least three business days prior to your
                        next scheduled investment date.


DIRECT DEPOSIT
TO SEND ALL OR A PORTION OF YOUR PAYCHECK OR GOVERNMENT CHECK TO A FIDELITY
FUNDA

MINIMUM   FREQUENCY    SETTING UP OR CHANGING
$100      Every pay    (small solid bullet) Check the appropriate box on the fund
          period       application, or call 1-800-544-6666 for an
                       authorization form.
                       (small solid bullet) Changes require a new authorization
                       form.


FIDELITY AUTOMATIC EXCHANGE SERVICE
TO MOVE MONEY FROM A FIDELITY MONEY MARKET FUND TO ANOTHER FIDELITY FUND

MINIMUM   FREQUENCY        SETTING UP OR CHANGING
$100      Monthly,         (small solid bullet) To establish, call 1-800-544-6666 after
          bimonthly,       both accounts are opened.
          quarterly, or    (small solid bullet) To change the amount or frequency of
          annually         your investment, call 1-800-544-6666.


A BECAUSE ITS SHARE PRICE FLUCTUATES, THE FUND MAY NOT BE AN APPROPRIATE CHOICE FOR DIRECT DEPOSIT OF YOUR ENTIRE CHECK.
   SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
The fund distributes substantially all of its net investment income and capital gains to shareholders each year. Income dividends are declared daily and paid monthly. Capital gains are normally distributed in February and December.
DISTRIBUTION OPTIONS
When you open an account, specify on your application how you want to receive your distributions. If the option you prefer is not listed on the application, call 1-800-544-6666 for instructions. The fund offers four options:
1. REINVESTMENT OPTION. Your dividend and capital gain distributions will be automatically reinvested in additional shares of the fund. If you do not indicate a choice on your application, you will be assigned this option.
2. INCOME-EARNED OPTION. Your capital gain distributions will be automatically reinvested, but you will be sent a check for each dividend distribution.
3. CASH OPTION. You will be sent a check for your dividend and capital gain distributions.
4. DIRECTED DIVIDENDS(registered trademark) OPTION. Your dividend and capital gain distributions will be automatically invested in another identically registered Fidelity fund.
Dividends will be reinvested at the fund's NAV on the last day of the month. Capital gain distributions will be reinvested at the NAV as of the date the fund deducts the distribution from its NAV. The mailing of distribution checks will begin within seven days or longer for a December ex-dividend date.
UNDERSTANDING
DISTRIBUTIONS
As a fund shareholder, you
are entitled to your share of
the fund's net income and
gains on its investments. The
fund passes its earnings
along to its investors as
DISTRIBUTIONS.
The fund earns interest from
its investments. These are
passed along as DIVIDEND
DISTRIBUTIONS. The fund may
realize capital gains if it sells
securities for a higher price
than it paid for them. These
are passed along as CAPITAL
GAIN DISTRIBUTIONS.
(checkmark)
TAXES
As with any investment, you should consider how an investment in a tax-free fund could affect you. Below are some of the fund's tax implications.
TAXES ON DISTRIBUTIONS. Interest income that the fund earns is distributed to shareholders as income dividends. Interest that is federally tax-free remains tax-free when it is distributed.
However, gain on the sale of tax-free bonds results in taxable distributions. Short-term capital gains and a portion of the gain on bonds purchased at a discount are taxed as dividends. Long-term capital gain distributions are taxed as long-term capital gains. These distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31. Fidelity will send you and the IRS a statement showing the tax status of the distributions paid to you in the previous year.
The interest from some municipal securities is subject to the federal alternative minimum tax. The fund may invest up to 100% of its assets in these securities. Individuals who are subject to the tax must report this interest on their tax returns.
A portion of the fund's dividends may be free from state or local taxes. Income from investments in your state are often tax-free to you. Each year, Fidelity will send you a breakdown of the fund's income from each state to help you calculate your taxes.
During the fiscal year ended December 1996, 100% of the fund's income dividends was free from federal income tax and 20.75% of the fund's income dividends was subject to the federal alternative minimum tax.
TAXES ON TRANSACTIONS. Your redemptions - including exchanges to other Fidelity funds - are subject to capital gains tax. A capital gain or loss is the difference between the cost of your shares and the price you receive when you sell them.
Whenever you sell shares of the fund, Fidelity will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a consolidated transaction statement every January. However, it is up to you or your tax preparer to determine whether this sale resulted in a capital gain and, if so, the amount of tax to be paid. Be sure to keep your regular account statements; the information they contain will be essential in calculating the amount of your capital gains.
"BUYING A DIVIDEND." If you buy shares when the fund has realized but not yet distributed income or capital gains, you will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution.
TRANSACTION DETAILS
THE FUND IS OPEN FOR BUSINESS each day the New York Stock Exchange (NYSE) is open. Fidelity normally calculates the fund's NAV as of the close of business of the NYSE, normally 4 p.m. Eastern time.
THE FUND'S NAV is the value of a single share. The NAV is computed by adding the value of the fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.
The fund's assets are valued primarily on the basis of market quotations, if available. Since market quotations are often unavailable, assets are usually valued by a method that the Board of Trustees believes accurately reflects fair value.
THE FUND'S OFFERING PRICE (price to buy one share) and REDEMPTION PRICE (price to sell one share) are its NAV.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require the fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. Fidelity will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements immediately after you receive them. If you do not want the ability to redeem and exchange by telephone, call Fidelity for instructions.
IF YOU ARE UNABLE TO REACH FIDELITY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or by visiting a Fidelity Investor Center.
THE FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. The fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of the fund.
WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:
(small solid bullet) All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
(small solid bullet) Fidelity does not accept cash.
(small solid bullet) When making a purchase with more than one check, each check must have a value of at least $50.
(small solid bullet) The fund reserves the right to limit the number of checks processed at one time.
(small solid bullet) If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees the fund or its transfer agent has incurred.
(small solid bullet) You begin to earn dividends as of the first business day following the day of your purchase.
TO AVOID THE COLLECTION PERIOD associated with check and Money Line purchases, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead. CERTAIN FINANCIAL INSTITUTIONS that have entered into sales agreements with FDC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when the fund is priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses. WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:
(small solid bullet) Normally, redemption proceeds will be mailed to you on the next business day, but if making immediate payment could adversely affect the fund, it may take up to seven days to pay you.
(small solid bullet) Shares will earn dividends through the date of redemption; however, shares redeemed on a Friday or prior to a holiday will continue to earn dividends until the next business day.
(small solid bullet) Fidelity Money Line redemptions generally will be credited to your bank account on the second or third business day after your phone call.
(small solid bullet) The fund may hold payment on redemptions until it is reasonably satisfied that investments made by check or Fidelity Money Line have been collected, which can take up to seven business days.
(small solid bullet) Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
THE REDEMPTION FEE, if applicable, will be deducted from the amount of your redemption. This fee is paid to the fund rather than FMR, and it does not apply to shares that were acquired through reinvestment of distributions. If shares you are redeeming were not all held for the same length of time, those shares you held longest will be redeemed first for purposes of determining whether the fee applies.
FIDELITY RESERVES THE RIGHT TO DEDUCT AN ANNUAL MAINTENANCE FEE of $12.00 from accounts with a value of less than $2,500, subject to an annual maximum charge of $24.00 per shareholder. It is expected that accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the relatively higher costs of servicing smaller accounts. This fee will not be deducted from Fidelity brokerage accounts, retirement accounts (except non-prototype retirement accounts), accounts using regular investment plans, or if total assets with Fidelity exceed $30,000. Eligibility for the $30,000 waiver is determined by aggregating Fidelity accounts maintained by FSC or FBSI which are registered under the same social security number or which list the same social security number for the custodian of a Uniform Gifts/Transfers to Minors Act account.
IF YOUR ACCOUNT BALANCE FALLS BELOW $2,000, you will be given 30 days' notice to reestablish the minimum balance. If you do not increase your balance, Fidelity reserves the right to close your account and send the proceeds to you. Your shares will be redeemed at the NAV on the day your account is closed.
FIDELITY MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
FDC may, at its own expense, provide promotional incentives to qualified recipients who support the sale of shares of the fund without reimbursement from the fund. Qualified recipients are securities dealers who have sold fund shares or others, including banks and other financial institutions, under special arrangements in connection with FDC's sales activities. In some instances, these incentives may be offered only to certain institutions whose representatives provide services in connection with the sale or expected sale of significant amounts of shares.
EXCHANGE RESTRICTIONS
As a shareholder, you have the privilege of exchanging shares of the fund for shares of other Fidelity funds. However, you should note the following:
(small solid bullet) The fund you are exchanging into must be available for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) If you exchange into a fund with a sales charge, you pay the percentage-point difference between that fund's sales charge and any sales charge you have previously paid in connection with the shares you are exchanging. For example, if you had already paid a sales charge of 2% on your shares and you exchange them into a fund with a 3% sales charge, you would pay an additional 1% sales charge.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Because excessive trading can hurt fund performance and shareholders, the fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of the fund per calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for purposes of the four exchange limit.
(small solid bullet) The fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if the fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the fund. Although the fund will attempt to give you prior notice whenever it is reasonably able to do so, it may impose these restrictions at any time. The fund reserves the right to terminate or modify the exchange privilege in the future.
OTHER FUNDS MAY HAVE DIFFERENT EXCHANGE RESTRICTIONS, and may impose administrative fees of up to $7.50 and redemption fees of up to 1.50% on exchanges. Check each fund's prospectus for details.




This prospectus is printed on recycled paper using soy-based inks.

Spartan Aggressive Municipal Fund
(A Fund of Fidelity Union Street Trust)
Fidelity Aggressive Municipal Fund
(A Fund of Fidelity Municipal Trust)
FORM N-14
STATEMENT OF ADDITIONAL INFORMATION
_________________

This Statement of Additional Information, relates to the proposed reorganization whereby Fidelity Aggressive Municipal Fund (Fidelity Aggressive), a Fund of Fidelity Municipal Trust, would acquire substantially all of the assets of Spartan Aggressive Municipal Fund (Spartan Aggressive), a Fund of Fidelity Union Street Trust, and assume all of Spartan Aggressive's liabilities in exchange solely for shares of beneficial interest in Fidelity Aggressive.
This Statement of Additional Information consists of this cover page and the following described documents, each of which is attached hereto and incorporated herein by reference:
 1. The Prospectus and Statement of Additional Information of Spartan Aggressive Municipal Fund, dated October 18, 1996 and the Supplement to the Prospectus dated February 28, 1997.
 2. The Statement of Additional Information (SAI) of Fidelity Aggressive Municipal Fund, dated February 28, 1997.
 3. The Annual Report of Spartan Aggressive Municipal Fund for the fiscal year ended August 31, 1996.
 4. The Annual Report of Fidelity Aggressive Municipal Fund for the fiscal year ended December 31, 1996.
This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated May 19, 1997, relating to the above-referenced matter may be obtained from Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy Statement and Prospectus.
The date of this Statement of Additional Information is May 19, 1997. FIDELITY AGGRESSIVE MUNICIPAL FUND
A FUND OF FIDELITY MUNICIPAL TRUST
STATEMENT OF ADDITIONAL INFORMATION
FEBRUARY 28, 1997
This Statement of Additional Information (SAI) is not a prospectus but should be read in conjunction with the fund's current Prospectus (dated February 28, 1997). Please retain this document for future reference. The fund's Annual Report is a separate document supplied with this SAI. To obtain a free additional copy of the Prospectus or an Annual Report, please call Fidelity at 1-800-544-8888.
TABLE OF CONTENTS                                PAGE



Investment Policies and Limitations

Portfolio Transactions

Valuation of Portfolio Securities

Performance

Additional Purchase and Redemption Information

Distributions and Taxes

FMR

Trustees and Officers

Management Contract

Distribution and Service Plan

Contracts with FMR Affiliates

Description of the Trust

Financial Statements

Appendix

INVESTMENT ADVISER
Fidelity Management & Research Company (FMR)
DISTRIBUTOR
Fidelity Distributors Corporation (FDC)
TRANSFER AGENT
UMB Bank, n.a. (UMB)
Fidelity Service Company, Inc. (FSC)
FAT-ptb-0297
INVESTMENT POLICIES AND LIMITATIONS
The following policies and limitations supplement those set forth in the Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of the fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the fund's investment policies and limitations.
The fund's fundamental investment policies and limitations cannot be changed without approval by a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940) of the fund. However, except for the fundamental investment limitations listed below, the investment policies and limitations described in this SAI are not fundamental and may be changed without shareholder approval. THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) with respect to 75% of the fund's total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result,
(a) more than 5% of the fund's total assets would be invested in the securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer;
(2) issue senior securities, except as permitted under the Investment Company Act of 1940;
(3) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(4) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(5) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry;
(6) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(7) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(8) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(ii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iii) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (3)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(iv) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(v) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
For purposes of limitation (1) and (5) , FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For the fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" on page
 .
AFFILIATED BANK TRANSACTIONS. The fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the Investment Company Act of 1940 (the 1940
Act). These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities; U.S. government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission (SEC), the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.
DELAYED-DELIVERY TRANSACTIONS. The fund may buy and sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by the fund to purchase or sell specific securities at a predetermined price or yield, with payment and delivery taking place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered. The fund may receive fees for entering into delayed-delivery transactions.
When purchasing securities on a delayed-delivery basis, the fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. Because the fund is not required to pay for securities until the delivery date, these risks are in addition to the risks associated with the fund's other investments. If the fund remains substantially fully invested at a time when delayed-delivery purchases are outstanding, the delayed-delivery purchases may result in a form of leverage. When delayed-delivery purchases are outstanding, the fund will set aside appropriate liquid assets in a segregated custodial account to cover its purchase obligations. When the fund has sold a security on a delayed-delivery basis, the fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the fund could miss a favorable price or yield opportunity, or could suffer a loss.
The fund may renegotiate delayed-delivery transactions after they are entered into, and may sell underlying securities before they are delivered, which may result in capital gains or losses.
FEDERALLY TAXABLE OBLIGATIONS. Under normal conditions, the fund does not intend to invest in securities whose interest is federally taxable. However, from time to time on a temporary basis, the fund may invest a portion of its assets in fixed-income obligations whose interest is subject to federal income tax.
Should the fund invest in federally taxable obligations, it would purchase securities that in FMR's judgment are of high quality. These would include obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities; obligations of domestic banks; and repurchase agreements. The fund's standards for high-quality, taxable obligations are essentially the same as those described by Moody's Investors Service (Moody's) in rating corporate obligations within its two highest ratings of Prime-1 and Prime-2, and those described by Standard & Poor's (S&P) in rating corporate obligations within its two highest ratings of A-1 and A-2. Proposals to restrict or eliminate the federal income tax exemption for interest on municipal obligations are introduced before Congress from time to time. Proposals also may be introduced before state legislatures that would affect the state tax treatment of the fund's distributions. If such proposals were enacted, the availability of municipal obligations and the value of the fund's holdings would be affected and the Trustees would reevaluate the fund's investment objective and policies.
FUTURES AND OPTIONS. The following sections pertain to futures and options:
Asset Coverage for Futures and Options Positions, Combined Positions, Correlation of Price Changes, Futures Contracts, Futures Margin Payments, Limitations on Futures and Options Transactions, Liquidity of Options and Futures Contracts, OTC Options, Purchasing Put and Call Options, and Writing Put and Call Options.
ASSET COVERAGE FOR FUTURES AND OPTIONS POSITIONS. The fund will comply with guidelines established by the Securities and Exchange Commission with respect to coverage of options and futures strategies by mutual funds, and if the guidelines so require will set aside appropriate liquid assets in a segregated custodial account in the amount prescribed. Securities held in a segregated account cannot be sold while the futures or option strategy is outstanding, unless they are replaced with other suitable assets. As a result, there is a possibility that segregation of a large percentage of the fund's assets could impede portfolio management or the fund's ability to meet redemption requests or other current obligations.
COMBINED POSITIONS. The fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, the fund may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.
CORRELATION OF PRICE CHANGES. Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match the fund's current or anticipated investments exactly. The fund may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which it typically invests, which involves a risk that the options or futures position will not track the performance of the fund's other investments.
Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match the fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. The fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in the fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments.
FUTURES CONTRACTS. When the fund purchases a futures contract, it agrees to purchase a specified underlying instrument at a specified future date. When the fund sells a futures contract, it agrees to sell the underlying instrument at a specified future date. The price at which the purchase and sale will take place is fixed when the fund enters into the contract. Some currently available futures contracts are based on specific securities, such as U.S. Treasury bonds or notes, and some are based on indices of securities prices, such as the Bond Buyer Municipal Bond Index. Futures can be held until their delivery dates, or can be closed out before then if a liquid secondary market is available.
The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase the fund's exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. When the fund sells a futures contract, by contrast, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore, will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.
FUTURES MARGIN PAYMENTS. The purchaser or seller of a futures contract is not required to deliver or pay for the underlying instrument unless the contract is held until the delivery date. However, both the purchaser and seller are required to deposit "initial margin" with a futures broker, known as a futures commission merchant (FCM), when the contract is entered into. Initial margin deposits are typically equal to a percentage of the contract's value. If the value of either party's position declines, that party will be required to make additional "variation margin" payments to settle the change in value on a daily basis. The party that has a gain may be entitled to receive all or a portion of this amount. Initial and variation margin payments do not constitute purchasing securities on margin for purposes of the fund's investment limitations. In the event of the bankruptcy of an FCM that holds margin on behalf of the fund, the fund may be entitled to return of margin owed to it only in proportion to the amount received by the FCM's other customers, potentially resulting in losses to the fund.
LIMITATIONS ON FUTURES AND OPTIONS TRANSACTIONS. The fund has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" with the Commodity Futures Trading Commission
(CFTC) and the National Futures Association, which regulate trading in the futures markets. The fund intends to comply with Rule 4.5 under the Commodity Exchange Act, which limits the extent to which the fund can commit assets to initial margin deposits and option premiums.
In addition, the fund will not: (a) sell futures contracts, purchase put options, or write call options if, as a result, more than 25% of the fund's total assets would be hedged with futures and options under normal conditions; (b) purchase futures contracts or write put options if, as a result, the fund's total obligations upon settlement or exercise of purchased futures contracts and written put options would exceed 25% of its total assets; or (c) purchase call options if, as a result, the current value of option premiums for call options purchased by the fund would exceed 5% of the fund's total assets. These limitations do not apply to options attached to or acquired or traded together with their underlying securities, and do not apply to securities that incorporate features similar to options.
The above limitations on the fund's investments in futures contracts and options, and the fund's policies regarding futures contracts and options discussed elsewhere in this Statement of Additional Information, are not fundamental policies and may be changed as regulatory agencies permit. LIQUIDITY OF OPTIONS AND FUTURES CONTRACTS. There is no assurance a liquid secondary market will exist for any particular options or futures contract at any particular time. Options may have relatively low trading volume and liquidity if their strike prices are not close to the underlying instrument's current price. In addition, exchanges may establish daily price fluctuation limits for options and futures contracts, and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached or a trading halt is imposed, it may be impossible for the fund to enter into new positions or close out existing positions. If the secondary market for a contract is not liquid because of price fluctuation limits or otherwise, it could prevent prompt liquidation of unfavorable positions, and potentially could require the fund to continue to hold a position until delivery or expiration regardless of changes in its value. As a result, the fund's access to other assets held to cover its options or futures positions could also be impaired.
OTC OPTIONS. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of over-the-counter (OTC) options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the fund greater flexibility to tailor an option to its needs, OTC options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.
PURCHASING PUT AND CALL OPTIONS. By purchasing a put option, the fund obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the fund pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The fund may terminate its position in a put option it has purchased by allowing it to expire or by exercising the option. If the option is allowed to expire, the fund will lose the entire premium it paid. If the fund exercises the option, it completes the sale of the underlying instrument at the strike price. The fund may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.
The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium paid, plus related transaction costs).
The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.
WRITING PUT AND CALL OPTIONS. When the fund writes a put option, it takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the fund assumes the obligation to pay the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. When writing an option on a futures contract, the fund will be required to make margin payments to an FCM as described above for futures contracts. The fund may seek to terminate its position in a put option it writes before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option the fund has written, however, the fund must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes, and must continue to set aside assets to cover its position.
If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline. Writing a call option obligates the fund to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.
ILLIQUID INVESTMENTS are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, FMR determines the liquidity of the fund's investments and, through reports from FMR, the Board monitors investments in illiquid instruments. In determining the liquidity of the fund's investments, FMR may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment).
Investments currently considered by the fund to be illiquid include over-the-counter options. Also, FMR may determine some restricted securities and municipal lease obligations to be illiquid. However, with respect to over-the-counter options the fund writes, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the fund may have to close out the option before expiration.
In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board of Trustees. If through a change in values, net assets, or other circumstances, the fund were in a position where more than 10% of its net assets was invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.
INDEXED SECURITIES. The fund may purchase securities whose prices are indexed to the prices of other securities, securities indices, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. Indexed securities may have principal payments as well as coupon payments that depend on the performance of one or more interest rates. Their coupon rates or principal payments may change by several percentage points for every 1% interest rate change. One example of indexed securities is inverse floaters.
The performance of indexed securities depends to a great extent on the performance of the security or other instrument to which they are indexed, and may also be influenced by interest rate changes. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer's creditworthiness deteriorates. Indexed securities may be more volatile than the underlying instruments.
INTERFUND BORROWING AND LENDING PROGRAM. Pursuant to an exemptive order issued by the SEC, the fund has received permission to lend money to, and borrow money from, other funds advised by FMR or its affiliates, but it currently intends to participate in this program only as a borrower. Interfund borrowings normally extend overnight, but can have a maximum duration of seven days. The fund will borrow through the program only when the costs are equal to or lower than the costs of bank loans. Loans may be called on one day's notice, and the fund may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed. INVERSE FLOATERS have variable interest rates that typically move in the opposite direction from prevailing short-term interest rate levels - rising when prevailing short-term interest rates fall, and vice versa. This interest rate feature can make the prices of inverse floaters considerably more volatile than bonds with comparable maturities.
LOWER-QUALITY MUNICIPAL SECURITIES. The fund may invest a portion of its assets in lower-quality municipal securities as described in the Prospectus.
While the market for municipals is considered to be adequate, adverse publicity and changing investor perceptions may affect the ability of outside pricing services used by the fund to value its portfolio securities, and the fund's ability to dispose of lower-quality bonds. The outside pricing services are monitored by FMR and reported to the Board to determine whether the services are furnishing prices that accurately reflect fair value. The impact of changing investor perceptions may be especially pronounced in markets where municipal securities are thinly traded.
The fund may choose, at its expense or in conjunction with others, to pursue litigation or otherwise exercise its rights as a security holder to seek to protect the interests of security holders if it determines this to be in the best interest of the fund's shareholders.
MARKET DISRUPTION RISK. The value of municipal securities may be affected by uncertainties in the municipal market related to legislation or litigation involving the taxation of municipal securities or the rights of municipal securities holders in the event of a bankruptcy. Municipal bankruptcies are relatively rare, and certain provisions of the U.S. Bankruptcy Code governing such bankruptcies are unclear and remain untested. Further, the application of state law to municipal issuers could produce varying results among the states or among municipal securities issuers within a state. These legal uncertainties could affect the municipal securities market generally, certain specific segments of the market, or the relative credit quality of particular securities. Any of these effects could have a significant impact on the prices of some or all of the municipal securities held by a fund.
MUNICIPAL SECTORS:
ELECTRIC UTILITIES. The electric utilities industry has been experiencing, and will continue to experience, increased competitive pressures. Federal legislation in the last two years will open transmission access to any electricity supplier, although it is not presently known to what extent competition will evolve. Other risks include: (a) the availability and cost of fuel, (b) the availability and cost of capital, (c) the effects of conservation on energy demand, (d) the effects of rapidly changing environmental, safety, and licensing requirements, and other federal, state, and local regulations, (e) timely and sufficient rate increases, and
(f) opposition to nuclear power.
HEALTH CARE. The health care industry is subject to regulatory action by a number of private and governmental agencies, including federal, state, and local governmental agencies. A major source of revenues for the health care industry is payments from the Medicare and Medicaid programs. As a result, the industry is sensitive to legislative changes and reductions in governmental spending for such programs. Numerous other factors may affect the industry, such as general and local economic conditions; demand for services; expenses (including malpractice insurance premiums); and competition among health care providers. In the future, the following elements may adversely affect health care facility operations: adoption of legislation proposing a national health insurance program; other state or local health care reform measures; medical and technological advances which dramatically alter the need for health services or the way in which such services are delivered; changes in medical coverage which alter the traditional fee-for-service revenue stream; and efforts by employers, insurers, and governmental agencies to reduce the costs of health insurance and health care services.
MUNICIPAL LEASES and participation interests therein may take the form of a lease, an installment purchase, or a conditional sale contract and are issued by state and local governments and authorities to acquire land or a wide variety of equipment and facilities. Generally, the fund will not hold such obligations directly as a lessor of the property, but will purchase a participation interest in a municipal obligation from a bank or other third party. A participation interest gives the fund a specified, undivided interest in the obligation in proportion to its purchased interest in the total amount of the obligation.
Municipal leases frequently have risks distinct from those associated with general obligation or revenue bonds. State constitutions and statutes set forth requirements that states or municipalities must meet to incur debt. These may include voter referenda, interest rate limits, or public sale requirements. Leases, installment purchases, or conditional sale contracts (which normally provide for title to the leased asset to pass to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting their constitutional and statutory requirements for the issuance of debt. Many leases and contracts include "non-appropriation clauses" providing that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the appropriate legislative body on a yearly or other periodic basis. Non-appropriation clauses free the issuer from debt issuance limitations.
REFUNDING CONTRACTS. The fund may purchase securities on a when-issued basis in connection with the refinancing of an issuer's outstanding indebtedness. Refunding contracts require the issuer to sell and the fund to buy refunded municipal obligations at a stated price and yield on a settlement date that may be several months or several years in the future. The fund generally will not be obligated to pay the full purchase price if it fails to perform under a refunding contract. Instead, refunding contracts generally provide for payment of liquidated damages to the issuer (currently 15-20% of the purchase price). The fund may secure its obligations under a refunding contract by depositing collateral or a letter of credit equal to the liquidated damages provisions of the refunding contract. When required by SEC guidelines, the fund will place liquid assets in a segregated custodial account equal in amount to its obligations under refunding contracts.
REPURCHASE AGREEMENTS. In a repurchase agreement, the fund purchases a security and simultaneously commits to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. To protect the fund from risk that the original seller will not fulfill its obligation, the securities are held in an account of the fund at a bank, marked-to-market daily, and maintained at a value at least equal to the sale price plus the accrued incremental amount. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility that the value of the underlying security will be less than the resale price, as well as delays and costs to the fund in connection with bankruptcy proceedings), it is the fund's current policy to engage in repurchase agreement transactions with parties whose creditworthiness has been reviewed and found satisfactory by FMR.
RESTRICTED SECURITIES generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the Securities Act of 1933, or in a registered public offering. Where registration is required, the fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time it may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the fund might obtain a less favorable price than prevailed when it decided to seek registration of the security.
REVERSE REPURCHASE AGREEMENTS. In a reverse repurchase agreement, the fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. While a reverse repurchase agreement is outstanding, the fund will maintain appropriate liquid assets in a segregated custodial account to cover its obligation under the agreement. The fund will enter into reverse repurchase agreements only with parties whose creditworthiness has been found satisfactory by FMR. Such transactions may increase fluctuations in the market value of the fund's assets and may be viewed as a form of leverage.
STANDBY COMMITMENTS are puts that entitle holders to same-day settlement at an exercise price equal to the amortized cost of the underlying security plus accrued interest, if any, at the time of exercise. The fund may acquire standby commitments to enhance the liquidity of portfolio securities.
Ordinarily the fund will not transfer a standby commitment to a third party, although it could sell the underlying municipal security to a third party at any time. The fund may purchase standby commitments separate from or in conjunction with the purchase of securities subject to such commitments. In the latter case, the fund would pay a higher price for the securities acquired, thus reducing their yield to maturity.
Issuers or financial intermediaries may obtain letters of credit or other guarantees to support their ability to buy securities on demand. FMR may rely upon its evaluation of a bank's credit in determining whether to support an instrument supported by a letter of credit. In evaluating a foreign bank's credit, FMR will consider whether adequate public information about the bank is available and whether the bank may be subject to unfavorable political or economic developments, currency controls, or other governmental restrictions that might affect the bank's ability to honor its credit commitment.
Standby commitments are subject to certain risks, including the ability of issuers of standby commitments to pay for securities at the time the commitments are exercised; the fact that standby commitments are not marketable by the fund; and the possibility that the maturities of the underlying securities may be different from those of the commitments. TENDER OPTION BONDS are created by coupling an intermediate- or long-term, fixed-rate, tax-exempt bond (generally held pursuant to a custodial arrangement) with a tender agreement that gives the holder the option to tender the bond at its face value. As consideration for providing the tender option, the sponsor (usually a bank, broker-dealer, or other financial institution) receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate (determined by a remarketing or similar agent) that would cause the bond, coupled with the tender option, to trade at par on the date of such determination. After payment of the tender option fee, the fund effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate. In selecting tender option bonds for the fund, FMR will consider the creditworthiness of the issuer of the underlying bond, the custodian, and the third party provider of the tender option. In certain instances, a sponsor may terminate a tender option if, for example, the issuer of the underlying bond defaults on interest payments.
VARIABLE OR FLOATING RATE OBLIGATIONS, including certain participation interests in municipal instruments, have interest rate adjustment formulas that help stabilize their market values. Many variable and floating rate instruments also carry demand features that permit the fund to sell them at par value plus accrued interest on short notice.
In many instances bonds and participation interests have tender options or demand features that permit the fund to tender (or put) the bonds to an institution at periodic intervals and to receive the principal amount thereof. The fund considers variable rate instruments structured in this way (Participating VRDOs) to be essentially equivalent to other VRDOs it purchases. The IRS has not ruled whether the interest on Participating VRDOs is tax-exempt and, accordingly, the fund intends to purchase these instruments based on opinions of bond counsel. A fund may also invest in fixed-rate bonds that are subject to third party puts and in participation interests in such bonds held by a bank in trust or otherwise.
ZERO COUPON BONDS do not make regular interest payments. Instead, they are sold at a deep discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change. In calculating its daily dividend, the fund takes into account as income a portion of the difference between a zero coupon bond's purchase price and its face value.
PORTFOLIO TRANSACTIONS
All orders for the purchase or sale of portfolio securities are placed on behalf of the funds by FMR pursuant to authority contained in the fund's management contract. FMR is also responsible for the placement of transaction orders for other investment companies and accounts for which it or its affiliates act as investment adviser. In selecting broker-dealers, subject to applicable limitations of the federal securities laws, FMR considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer firm; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any commissions.
The fund may execute portfolio transactions with broker-dealers who provide research and execution services to the fund or other accounts over which FMR or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities or the purchasers or sellers of securities. In addition, such broker-dealers may furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts; effect securities transactions, and perform functions incidental thereto (such as clearance and settlement). The selection of such broker-dealers generally is made by FMR (to the extent possible consistent with execution considerations) based upon the quality of research and execution services provided.
The receipt of research from broker-dealers that execute transactions on behalf of the fund may be useful to FMR in rendering investment management services to the fund or its other clients, and conversely, such research provided by broker-dealers who have executed transaction orders on behalf of other FMR clients may be useful to FMR in carrying out its obligations to the fund. The receipt of such research has not reduced FMR's normal independent research activities; however, it enables FMR to avoid the additional expenses that could be incurred if FMR tried to develop comparable information through its own efforts.
Subject to applicable limitations of the federal securities laws, broker-dealers may receive commissions for agency transactions that are in excess of the amount of commissions charged by other broker-dealers in recognition of their research and execution services. In order to cause the fund to pay such higher commissions, FMR must determine in good faith that such commissions are reasonable in relation to the value of the brokerage and research services provided by such executing broker-dealers, viewed in terms of a particular transaction or FMR's overall responsibilities to the fund and its other clients. In reaching this determination, FMR will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services.
FMR is authorized to use research services provided by, and to place portfolio transactions with, brokerage firms that have provided assistance in the distribution of shares of the fund, or shares of other Fidelity funds to the extent permitted by law. FMR may use research services provided by, and place agency transactions with, Fidelity Brokerage Services, Inc. (FBSI), a subsidiary of FMR Corp., if the commissions are fair, reasonable, and comparable to commissions charged by non-affiliated, qualified brokerage firms for similar services.
Section 11(a) of the Securities Exchange Act of 1934 prohibits members of national securities exchanges from executing exchange transactions for accounts which they or their affiliates manage, unless certain requirements are satisfied. Pursuant to such requirements, the Board of Trustees has authorized FBSI to execute portfolio transactions on national securities exchanges in accordance with approved procedures and applicable SEC rules. The Trustees periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the fund and review the commissions paid by the fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund.
For the fiscal periods ended December 31, 1996 and 1995, the fund's portfolio turnover rates were 35% and 39%, respectively.
For the fiscal years ended 1996, 1995, and 1994, the fund paid no brokerage commissions.
For the fiscal year ended 1996, the fund paid no fees to brokerage firms that provided research services.
From time to time the Trustees will review whether the recapture for the benefit of the fund of some portion of the brokerage commissions or similar fees paid by the fund on portfolio transactions is legally permissible and advisable. The fund seeks to recapture soliciting broker-dealer fees on the tender of portfolio securities, but at present no other recapture arrangements are in effect. The Trustees intend to continue to review whether recapture opportunities are available and are legally permissible and, if so, to determine in the exercise of their business judgment whether it would be advisable for the fund to seek such recapture.
Although the Trustees and officers of the fund are substantially the same as those of other funds managed by FMR, investment decisions for the fund are made independently from those of other funds managed by FMR or accounts managed by FMR affiliates. It sometimes happens that the same security is held in the portfolio of more than one of these funds or accounts. Simultaneous transactions are inevitable when several funds and accounts are managed by the same investment adviser, particularly when the same security is suitable for the investment objective of more than one fund or account.
When two or more funds are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with procedures believed to be appropriate and equitable for each fund. In some cases this system could have a detrimental effect on the price or value of the security as far as the fund is concerned. In other cases, however, the ability of the fund to participate in volume transactions will produce better executions and prices for the fund. It is the current opinion of the Trustees that the desirability of retaining FMR as investment adviser to the fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
VALUATION OF PORTFOLIO SECURITIES
FSC normally determines the fund's net asset value per share (NAV) as of the close of the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern time.) The valuation of portfolio securities is determined as of this time for the purpose of computing the fund's NAV.
Portfolio securities are valued by various methods depending on the primary market or exchange on which they trade. Fixed-income securities are valued on the basis of information furnished by a pricing service that uses a valuation matrix which incorporates both dealer-supplied valuations and electronic data processing techniques. Use of pricing services has been approved by the Board of Trustees. A number of pricing services are available, and the fund may use various pricing services or discontinue the use of any pricing service.
Futures contracts and options are valued on the basis of market quotations, if available.
Securities and other assets for which there is no readily available market value are valued in good faith by a committee appointed by the Board of Trustees. The procedures set forth above need not be used to determine the value of the securities owned by the fund if, in the opinion of a committee appointed by the Board of Trustees, some other method would more accurately reflect the fair market value of such securities.
PERFORMANCE
The fund may quote performance in various ways. All performance information supplied by the fund in advertising is historical and is not intended to indicate future returns. The fund's share price, yield, and total return fluctuate in response to market conditions and other factors, and the value of fund shares when redeemed may be more or less than their original cost. YIELD CALCULATIONS. Yields for the fund are computed by dividing the fund's interest income for a given 30-day or one-month period, net of expenses, by the average number of shares entitled to receive distributions during the period, dividing this figure by the fund's NAV at the end of the period, and annualizing the result (assuming compounding of income) in order to arrive at an annual percentage rate. Yields do not reflect the fund's 1.00% redemption fee, which applies to shares held less than 180 days. Income is calculated for purposes of yield quotations in accordance with standardized methods applicable to all stock and bond funds. In general, interest income is reduced with respect to bonds trading at a premium over their par value by subtracting a portion of the premium from income on a daily basis, and is increased with respect to bonds trading at a discount by adding a portion of the discount to daily income. Capital gains and losses generally are excluded from the calculation.
Income calculated for the purposes of calculating the fund's yield differs from income as determined for other accounting purposes. Because of the different accounting methods used, and because of the compounding of income assumed in yield calculations, the fund's yield may not equal its distribution rate, the income paid to your account, or the income reported in the fund's financial statements.
In calculating the fund's yield, a fund may from time to time use a portfolio security's coupon rate instead of its yield to maturity in order to reflect the risk premium on that security. This practice will have the effect of reducing the fund's yield.
Yield information may be useful in reviewing the fund's performance and in providing a basis for comparison with other investment alternatives. However, the fund's yield fluctuates, unlike investments that pay a fixed interest rate over a stated period of time. When comparing investment alternatives, investors should also note the quality and maturity of the portfolio securities of respective investment companies they have chosen to consider.
Investors should recognize that in periods of declining interest rates the fund's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the fund's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to the fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the fund's holdings, thereby reducing the fund's current yield. In periods of rising interest rates, the opposite can be expected to occur.
The fund's tax-equivalent yield is the rate an investor would have to earn from a fully taxable investment before taxes to equal the fund's tax-free yield. Tax-equivalent yields are calculated by dividing the fund's yield by the result of one minus a stated federal income tax rate. If only a portion of the fund's yield is tax-exempt, only that portion is adjusted in the calculation.
The following table shows the effect of a shareholder's tax status on effective yield under federal income tax laws for 1997. It shows the approximate yield a taxable security must provide at various income brackets to produce after-tax yields equivalent to those of hypothetical tax-exempt obligations yielding from 4% to 8%. Of course, no assurance can be given that the fund will achieve any specific tax-exempt yield. While the fund invests principally in obligations whose interest is exempt from federal income tax, other income received by the fund may be taxable.
1997 TAX RATES AND TAX-EQUIVALENT YIELDS

                        Federal    If individual tax-exempt yield is:

Taxable Income*         Marginal   4%                                   5%    6%    7%    8%



Single Return   Joint Return   Rate**   Then taxable-equivalent yield is:



$ 24,651   -      59,750    $ 41,201   -      99,600     28%      5.56%    6.94%    8.33%    9.72%     11.11%

 59,751    -      124,650    99,601    -      151,750    31%      5.80%    7.25%    8.70%    10.14%    11.59%

 124,651   -      271,050    151,751   -      271,050    36%      6.25%    7.81%    9.38%    10.94%    12.50%

 271,051         + Above     271,051         + Above     39.6%    6.62%    8.28%    9.93%    11.59%    13.25%


* Net amount subject to federal income tax after deductions and exemptions. Assumes ordinary income only.
** Excludes the impact of the phaseout of personal exemptions, limitations on itemized deductions, and other credits, exclusions, and adjustments which may increase a taxpayer's marginal tax rate. An increase in a shareholder's marginal tax rate would increase that shareholder's tax-equivalent yield.
The fund may invest a portion of its assets in obligations that are subject to federal income tax. When the fund invests in these obligations, its tax-equivalent yields will be lower. In the table above, tax-equivalent yields are calculated assuming investments are 100% federally tax-free. TOTAL RETURN CALCULATIONS. Total returns quoted in advertising reflect all aspects of the fund's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the fund's NAV over a stated period. Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the fund over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative total return of 100% over ten years would produce an average annual total return of 7.18%, which is the steady annual rate of return that would equal 100% growth on a compounded basis in ten years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that the fund's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of the fund.
In addition to average annual total returns, the fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns may be quoted on a before-tax or after-tax basis and may or may not include the effect of the fund's 1.00% redemption fee on shares held less than 180 days. Excluding the fund's redemption fee from a total return calculation produces a higher total return figure. Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration.
NET ASSET VALUE. Charts and graphs using the fund's NAVs, adjusted NAVs, and benchmark indices may be used to exhibit performance. An adjusted NAV includes any distributions paid by the fund and reflects all elements of its return. Unless otherwise indicated, the fund's adjusted NAVs are not adjusted for sales charges, if any.
HISTORICAL FUND RESULTS. The following tables show the fund's yields, tax-equivalent yields, and total returns for periods ended December 31, 1996. Total return figures include the effect of the fund's 1.00% redemption fee, applicable to shares held less than 180 days.
The tax-equivalent yield is based on a 36% federal income tax rate. Note that the fund may invest in securities whose income is subject to the federal alternative minimum tax.

                  Average Annual Total Returns               Cumulative Total Returns



              Thirty-Day   Tax-         One      Five     Ten      One      Five      Ten
              Yield        Equivalent   Year     Years    Years    Year     Years     Years
                           Yield



Aggressive     5.35%        8.36%        3.56%    6.81%    7.72%    3.56%    39.01%    110.33%
Municipal


If FMR had not reimbursed certain fund expenses during these periods, the fund's ten year total returns would have been lower.
The following table shows the income and capital elements of the fund's cumulative total return. The table compares the fund's return to the record of the Standard & Poor's 500 Index (S&P 500), the Dow Jones Industrial Average (DJIA), and the cost of living, as measured by the Consumer Price Index (CPI), over the same period. The CPI information is as of the month end closest to the initial investment date for the fund. The S&P 500 and DJIA comparisons are provided to show how the fund's total return compared to the record of a broad unmanaged index of common stocks and a narrower set of stocks of major industrial companies, respectively, over the same period. Because the fund invests in fixed-income securities, common stocks represent a different type of investment from the fund. Common stocks generally offer greater growth potential than the fund, but generally experience greater price volatility, which means greater potential for loss. In addition, common stocks generally provide lower income than a fixed-income investment such as the funds. The S&P 500 and DJIA returns are based on the prices of unmanaged groups of stocks and, unlike the fund's returns, do not include the effect of brokerage commissions or other costs of investing.
During the 10-year period ended December 31, 1996, a hypothetical $10,000 investment in Aggressive Municipal would have grown to $21,033, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today. Tax consequences of different investments have not been factored into the figures below. The figures in the table do not include the effect of the fund's 1.00% redemption fee applicable to shares held 180 days.

FIDELITY AGGRESSIVE MUNICIPAL FUND                           INDICES



Period   Value of     Value of        Value of        Total       S&P 500     DJIA        Cost of
Ended    Initial      Reinvested      Reinvested      Value                               Living
         $10,000      Dividend        Capital Gain
         Investment   Distributions   Distributions







1996      $ 9,827      $ 10,420        $ 786           $ 21,033    $ 41,499    $ 46,181    $ 14,353

1995      $ 10,095     $ 9,415         $ 800           $ 20,310    $ 33,750    $ 35,882    $ 13,891

1994      $ 9,351      $ 7,586         $ 741           $ 17,678    $ 24,531    $ 26,244    $ 13,548

1993      $ 10,666     $ 7,336         $ 768           $ 18,770    $ 24,213    $ 25,001    $ 13,195

1992      $ 10,277     $ 5,986         $ 255           $ 16,518    $ 21,996    $ 21,370    $ 12,842

1991      $ 10,208     $ 4,846         $ 77            $ 15,131    $ 20,434    $ 19,916    $ 12,480

1990      $ 9,888      $ 3,649         $ 0             $ 13,537    $ 15,660    $ 16,018    $ 12,109

1989      $ 9,939      $ 2,655         $ 0             $ 12,594    $ 16,164    $ 16,104    $ 11,412

1988      $ 9,801      $ 1,700         $ 0             $ 11,501    $ 12,275    $ 12,222    $ 10,905

1987      $ 9,360      $ 782           $ 0             $ 10,142    $ 10,526    $ 10,543    $ 10,443


Explanatory Notes: With an initial investment of $10,000 in the fund on December 31, 1986, the net amount invested in the fund shares was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested) amounted to $21,398. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $7,112 for dividends and $505 for capital gain distributions.
PERFORMANCE COMPARISONS. The fund's performance may be compared to the performance of other mutual funds in general, or to the performance of particular types of mutual funds. These comparisons may be expressed as mutual fund rankings prepared by Lipper Analytical Services, Inc. (Lipper), an independent service located in Summit, New Jersey that monitors the performance of mutual funds. Generally, Lipper rankings are based on total return, assume reinvestment of distributions, do not take sales charges or redemption fees into consideration, and are prepared without regard to tax consequences. Lipper may also rank funds based on yield. In addition to the mutual fund rankings, the fund's performance may be compared to stock, bond, and money market mutual fund performance indices prepared by Lipper or other organizations. When comparing these indices, it is important to remember the risk and return characteristics of each type of investment. For example, while stock mutual funds may offer higher potential returns, they also carry the highest degree of share price volatility. Likewise, money market funds may offer greater stability of principal, but generally do not offer the higher potential returns available from stock mutual funds.
From time to time, the fund's performance may also be compared to other mutual funds tracked by financial or business publications and periodicals. For example, the fund may quote Morningstar, Inc. in its advertising materials. Morningstar, Inc. is a mutual fund rating service that rates mutual funds on the basis of risk-adjusted performance. Rankings that compare the performance of Fidelity funds to one another in appropriate categories over specific periods of time may also be quoted in advertising. The fund's performance may also be compared to that of a benchmark index representing the universe of securities in which the fund may invest. The total return of a benchmark index reflects reinvestment of all dividends and capital gains paid by securities included in the index. Unlike the fund's returns, however, the index returns do not reflect brokerage commissions, transaction fees, or other costs of investing directly in the securities included in the index.
The fund may compare to the Lehman Brothers Municipal Bond Index, a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year.
The fund may be compared in advertising to Certificates of Deposit (CDs) or other investments issued by banks or other depository institutions. Mutual funds differ from bank investments in several respects. For example, a fund may offer greater liquidity or higher potential returns than CDs, a fund does not guarantee your principal or your return, and fund shares are not FDIC insured.
Fidelity may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market, and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussions of Fidelity's asset allocation funds and other Fidelity funds, products, and services.
Ibbotson Associates of Chicago, Illinois (Ibbotson) provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.
Fidelity funds may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risks associated with the security types in any capital market may or may not correspond directly to those of the funds. Ibbotson calculates total returns in the same method as the funds. The funds may also compare performance to that of other compilations or indices that may be developed and made available in the future.
The fund may compare and contrast in advertising the relative advantages of investing in a mutual fund versus an individual municipal bond. Unlike tax-free mutual funds, individual municipal bonds offer a stated rate of interest and, if held to maturity, repayment of principal. Although some individual municipal bonds might offer a higher return, they do not offer the reduced risk of a mutual fund that invests in many different securities. The initial investment requirements and sales charges of many tax-free mutual funds are lower than the purchase cost of individual municipal bonds, which are generally issued in $5,000 denominations and are subject to direct brokerage costs.
In advertising materials, Fidelity may reference or discuss its products and services, which may include other Fidelity funds; retirement investing; brokerage products and services; model portfolios or allocations; saving for college or other goals; charitable giving; and the Fidelity credit card. In addition, Fidelity may quote or reprint financial or business publications and periodicals as they relate to current economic and political conditions, fund management, portfolio composition, investment philosophy, investment techniques, the desirability of owning a particular mutual fund, and Fidelity services and products. Fidelity may also reprint, and use as advertising and sales literature, articles from Fidelity Focus, a quarterly magazine provided free of charge to Fidelity fund shareholders. The fund may present its fund number, Quotron(trademark) number, and CUSIP number, and discuss or quote its current portfolio manager.
VOLATILITY. The fund may quote various measures of volatility and benchmark correlation in advertising. In addition, the fund may compare these measures to those of other funds. Measures of volatility seek to compare the fund's historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data. In advertising, the fund may also discuss or illustrate examples of interest rate sensitivity. MOMENTUM INDICATORS indicate the fund's price movements over specific periods of time. Each point on the momentum indicator represents the fund's percentage change in price movements over that period.
The fund may advertise examples of the effects of periodic investment plans, including the principle of dollar cost averaging. In such a program, an investor invests a fixed dollar amount in a fund at periodic intervals, thereby purchasing fewer shares when prices are high and more shares when prices are low. While such a strategy does not assure a profit or guard against loss in a declining market, the investor's average cost per share can be lower than if fixed numbers of shares are purchased at the same intervals. In evaluating such a plan, investors should consider their ability to continue purchasing shares during periods of low price levels. As of December 31, 1996, FMR advised over $28 billion in tax-free fund assets, $96 billion in money market fund assets, $303 billion in equity fund assets, $61 billion in international fund assets, and $25 billion in Spartan fund assets. The fund may reference the growth and variety of money market mutual funds and the adviser's innovation and participation in the industry. The equity funds under management figure represents the largest amount of equity fund assets under management by a mutual fund investment adviser in the United States, making FMR America's leading equity (stock) fund manager. FMR, its subsidiaries, and affiliates maintain a worldwide information and communications network for the purpose of researching and managing investments abroad.
In addition to performance rankings, each fund may compare its total expense ratio to the average total expense ratio of similar funds tracked by Lipper. A fund's total expense ratio is a significant factor in comparing bond and money market investments because of its effect on yield. ADDITIONAL PURCHASE AND REDEMPTION INFORMATION
The fund is open for business and its NAV is calculated each day the New York Stock Exchange (NYSE) is open for trading. The NYSE has designated the following holiday closings for 1997: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Although FMR expects the same holiday schedule to be observed in the future, the NYSE may modify its holiday schedule at any time. In addition, the fund will not process wire purchases and redemptions on days when the Federal Reserve Wire System is closed.
FSC normally determines the fund's NAV as of the close of the NYSE (normally 4:00 p.m. Eastern time). However, NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. To the extent that portfolio securities are traded in other markets on days when the NYSE is closed, the fund's NAV may be affected on days when investors do not have access to the fund to purchase or redeem shares. In addition, trading in some of the fund's portfolio securities may not occur on days when the fund is open for business.
If the Trustees determine that existing conditions make cash payments undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing the fund's NAV. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences. Pursuant to Rule 11a-3 under the 1940 Act, the fund is required to give shareholders at least 60 days' notice prior to terminating or modifying its exchange privilege. Under the Rule, the 60-day notification requirement may be waived if (i) the only effect of a modification would be to reduce or eliminate an administrative fee, redemption fee, or deferred sales charge ordinarily payable at the time of an exchange, or (ii) the fund suspends the redemption of the shares to be exchanged as permitted under the 1940 Act or the rules and regulations thereunder, or the fund to be acquired suspends the sale of its shares because it is unable to invest amounts effectively in accordance with its investment objective and policies.
In the Prospectus, the fund has notified shareholders that it reserves the right at any time, without prior notice, to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. DISTRIBUTIONS AND TAXES
DISTRIBUTIONS. If you request to have distributions mailed to you and the U.S. Postal Service cannot deliver your checks, or if your checks remain uncashed for six months, Fidelity may reinvest your distributions at the then-current NAV. All subsequent distributions will then be reinvested until you provide Fidelity with alternate instructions.
DIVIDENDS. To the extent that the fund's income is designated as federally tax-exempt interest, the daily dividends declared by the fund are also federally tax-exempt. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends-received deduction. These gains will be taxed as ordinary income. The fund will send each shareholder a notice in January describing the tax status of dividend and capital gain distributions (if any) for the prior year.
Shareholders are required to report tax-exempt income on their federal tax returns. Shareholders who earn other income, such as Social Security benefits, may be subject to federal income tax on up to 85% of such benefits to the extent that their income, including tax-exempt income, exceeds certain base amounts.
The fund purchases municipal securities whose interest FMR believes is free from federal income tax. Generally, issuers or other parties have entered into covenants requiring continuing compliance with federal tax requirements to preserve the tax-free status of interest payments over the life of the security. If at any time the covenants are not complied with, or if the IRS otherwise determines that the issuer did not comply with relevant tax requirements, interest payments from a security could become federally taxable retroactive to the date the security was issued. For certain types of structured securities, the tax status of the pass-through of tax-free income may also be based on the federal tax treatment of the structure.
As a result of the Tax Reform Act of 1986, interest on certain "private activity" securities is subject to the federal alternative minimum tax
(AMT), although the interest continues to be excludable from gross income for other tax purposes. Interest from private activity securities will be considered tax-exempt for purposes of the fund's policies of investing so that at least 80% of its assets are fully invested in federally tax-exempt municipal securities. Interest from private activity securities is a tax preference item for the purposes of determining whether a taxpayer is subject to the AMT and the amount of AMT to be paid, if any. Private activity securities issued after August 7, 1986 to benefit a private or industrial user or to finance a private facility are affected by this rule. A portion of the gain on bonds purchased with market discount after April 30, 1993 and short-term capital gains distributed by the fund are taxable to shareholders as dividends, not as capital gains.
Corporate investors should note that a tax preference item for purposes of the corporate AMT is 75% of the amount by which adjusted current earnings (which includes tax-exempt interest) exceeds the alternative minimum taxable income of the corporation. If a shareholder receives an exempt-interest dividend and sells shares at a loss after holding them for a period of six months or less, the loss will be disallowed to the extent of the amount of exempt-interest dividend.
CAPITAL GAIN DISTRIBUTIONS. Long-term capital gains earned by the fund on the sale of securities and distributed to shareholders are federally taxable as long-term capital gains, regardless of the length of time shareholders have held their shares. If a shareholder receives a long-term capital gain distribution on shares of the fund, and such shares are held six months or less and are sold at a loss, the portion of the loss equal to the amount of the long-term capital gain distribution will be considered a long-term loss for tax purposes. Short-term capital gains distributed by the fund are taxable to shareholders as dividends, not as capital gains.
As of December 31, 1996, the fund had a capital loss carryforward aggregating approximately $19,155,000. This loss carryforward, of which $1,444,000, $8,549,000, and $9,162,000 will expire on December 31, 2002,
2003, and 2004, respectively, is available to offset future capital gains. TAX STATUS OF THE FUND. The fund intends to qualify each year as a "regulated investment company" for tax purposes so that it will not be liable for federal tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes at the fund level, the fund intends to distribute substantially all of its net investment income and net realized capital gains within each calendar year as well as on a fiscal year basis. The fund intends to comply with other tax rules applicable to regulated investment companies, including a requirement that capital gains from the sale of securities held less than three months constitute less than 30% of the fund's gross income for each fiscal year. Gains from some futures contracts and options are included in this 30% calculation, which may limit the fund's investments in such instruments. The fund is treated as a separate entity from the other funds of Fidelity Municipal Trust for tax purposes.
OTHER TAX INFORMATION. The information above is only a summary of some of the tax consequences generally affecting the fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to federal income taxes, shareholders may be subject to state and local taxes on fund distributions, and shares may be subject to state and local personal property taxes. Investors should consult their tax advisers to determine whether the fund is suitable to their particular tax situation.
FMR
All of the stock of FMR is owned by FMR Corp., its parent organized in 1972. The voting common stock of FMR Corp. is divided into two classes. Class B is held predominantly by members of the Edward C. Johnson 3d family and is entitled to 49% of the vote on any matter acted upon by the voting common stock. Class A is held predominantly by non-Johnson family member employees of FMR Corp. and its affiliates and is entitled to 51% of the vote on any such matter. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Under the 1940 Act, control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company. Therefore, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR Corp.
At present, the principal operating activities of FMR Corp. are those conducted by its division, Fidelity Investments Retail Marketing Company, which provides marketing services to various companies within the Fidelity organization.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. In addition, restrictions on the timing of personal investing in relation to trades by Fidelity funds and on short-term trading have been adopted.
TRUSTEES AND OFFICERS
The Trustees and executive officers of the trust are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. All persons named as Trustees also serve in similar capacities for other funds advised by FMR. The business address of each Trustee and officer who is an "interested person" (as defined in the Investment Company Act of 1940) is 82 Devonshire Street, Boston, Massachusetts 02109, which is also the address of FMR. The business address of all the other Trustees is Fidelity Investments, P.O. Box 9235, Boston, Massachusetts 02205-9235. Those Trustees who are "interested persons" by virtue of their affiliation with either the trust or FMR are indicated by an asterisk (*).
*EDWARD C. JOHNSON 3d (66), Trustee and President, is Chairman, Chief Executive Officer and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc.
*J. GARY BURKHEAD (55), Trustee and Senior Vice President, is President of FMR; and President and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc. RALPH F. COX (64), Trustee (1991), is a management consultant (1994). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Sanifill Corporation (non-hazardous waste, 1993), CH2M Hill Companies (engineering), Rio Grande, Inc. (oil and gas production), and Daniel Industries (petroleum measurement equipment manufacturer). In addition, he is a member of advisory boards of Texas A&M University and the University of Texas at Austin.
PHYLLIS BURKE DAVIS (65), Trustee (1992). Prior to her retirement in September 1991, Mrs. Davis was the Senior Vice President of Corporate Affairs of Avon Products, Inc. She is currently a Director of BellSouth Corporation (telecommunications), Eaton Corporation (manufacturing, 1991), and the TJX Companies, Inc. (retail stores), and previously served as a Director of Hallmark Cards, Inc. (1985-1991) and Nabisco Brands, Inc. In addition, she is a member of the President's Advisory Council of The University of Vermont School of Business Administration.
E. BRADLEY JONES (69), Trustee. Prior to his retirement in 1984, Mr. Jones was Chairman and Chief Executive Officer of LTV Steel Company. He is a Director of TRW Inc. (original equipment and replacement products), Cleveland-Cliffs Inc (mining), Consolidated Rail Corporation, Birmingham Steel Corporation, and RPM, Inc. (manufacturer of chemical products), and he previously served as a Director of NACCO Industries, Inc. (mining and marketing, 1985-1995) and Hyster-Yale Materials Handling, Inc. (1985-1995). In addition, he serves as a Trustee of First Union Real Estate Investments, a Trustee and member of the Executive Committee of the Cleveland Clinic Foundation, a Trustee and member of the Executive Committee of University School (Cleveland), and a Trustee of Cleveland Clinic Florida.
DONALD J. KIRK (64), Trustee, is Executive-in-Residence (1995) at Columbia University Graduate School of Business and a financial consultant. From 1987 to January 1995, Mr. Kirk was a Professor at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Mr. Kirk is a Director of General Re Corporation (reinsurance), and he previously served as a Director of Valuation Research Corp. (appraisals and valuations, 1993-1995). In addition, he serves as Chairman of the Board of Directors of the National Arts Stabilization Fund, Chairman of the Board of Trustees of the Greenwich Hospital Association, a Member of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section
(1995), and as a Public Governor of the National Association of Securities Dealers, Inc. (1996).
*PETER S. LYNCH (53), Trustee, is Vice Chairman and Director of FMR (1992). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991); Vice President of Fidelity Magellan Fund and FMR Growth Group Leader; and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services (1991-1992). He is a Director of W.R. Grace & Co. (chemicals) and Morrison Knudsen Corporation (engineering and construction). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield (1989) and Society for the Preservation of New England Antiquities, and as an Overseer of the Museum of Fine Arts of Boston.
WILLIAM O. McCOY (63), Trustee (1997), is the Vice President of Finance for the University of North Carolina (16-school system, 1995). Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications, 1984) and President of BellSouth Enterprises (1986). He is currently a Director of Liberty Corporation (holding company, 1984), Weeks Corporation of Atlanta (real estate, 1994), Carolina Power and Light Company (electric utility, 1996), and the Kenan Transport Co. (1996). Previously, he was a Director of First American Corporation (bank holding company, 1979-1996). In addition, Mr. McCoy serves as a member of the Board of Visitors for the University of North Carolina at Chapel Hill (1994) and for the Kenan-Flager Business School (University of North Carolina at Chapel Hill, 1988).
GERALD C. McDONOUGH (67), Trustee and Vice-Chairman of the non-interested Trustees, is Chairman of G.M. Management Group (strategic advisory services). Prior to his retirement in July 1988, he was Chairman and Chief Executive Officer of Leaseway Transportation Corp. (physical distribution services). Mr. McDonough is a Director of Brush-Wellman Inc. (metal refining), York International Corp. (air conditioning and refrigeration), Commercial Intertech Corp. (hydraulic systems, building systems, and metal products, 1992), CUNO, Inc. (liquid and gas filtration products, 1996), and Associated Estates Realty Corporation (a real estate investment trust,
1993). Mr. McDonough served as a Director of ACME-Cleveland Corp. (metal working, telecommunications, and electronic products) from 1987-1996. MARVIN L. MANN (63), Trustee (1993) is Chairman of the Board, President, and Chief Executive Officer of Lexmark International, Inc. (office machines, 1991). Prior to 1991, he held the positions of Vice President of International Business Machines Corporation ("IBM") and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of M.A. Hanna Company (chemicals, 1993) and Infomart (marketing services, 1991), a Trammell Crow Co. In addition, he serves as the Campaign Vice Chairman of the Tri-State United Way (1993) and is a member of the University of Alabama President's Cabinet.
THOMAS R. WILLIAMS (68), Trustee, is President of The Wales Group, Inc. (management and financial advisory services). Prior to retiring in 1987, Mr. Williams served as Chairman of the Board of First Wachovia Corporation (bank holding company), and Chairman and Chief Executive Officer of The First National Bank of Atlanta and First Atlanta Corporation (bank holding company). He is currently a Director of BellSouth Corporation (telecommunications), ConAgra, Inc. (agricultural products), Fisher Business Systems, Inc. (computer software), Georgia Power Company (electric utility), Gerber Alley & Associates, Inc. (computer software), National Life Insurance Company of Vermont, American Software, Inc., and AppleSouth, Inc. (restaurants, 1992).
FRED L. HENNING, JR. (57), Vice President, is Vice President of Fidelity's fixed-income funds (1995) and Senior Vice President of FMR (1995).
ARTHUR S. LORING (49), Secretary, is Senior Vice President (1993) and General Counsel of FMR, Vice President-Legal of FMR Corp., and Vice President and Clerk of FDC.
KENNETH A. RATHGEBER (49), Treasurer (1995), is Treasurer of the Fidelity funds and is an employee of FMR (1995). Before joining FMR, Mr. Rathgeber was a Vice President of Goldman Sachs & Co. (1978-1995), where he served in various positions, including Vice President of Proprietary Accounting (1988-1992), Global Co-Controller (1992-1994), and Chief Operations Officer of Goldman Sachs (Asia) LLC (1994-1995).
THOMAS D. MAHER (51), Assistant Vice President, is Assistant Vice President of Fidelity's municipal bond funds (1996) and of Fidelity's money market funds and Vice President and Associate General Counsel of FMR Texas Inc. JOHN H. COSTELLO (50), Assistant Treasurer, is an employee of FMR.
LEONARD M. RUSH (50), Assistant Treasurer (1994), is an employee of FMR
(1994). Prior to becoming Assistant Treasurer of the Fidelity funds, Mr. Rush was Chief Compliance Officer of FMR Corp. (1993-1994) and Chief Financial Officer of Fidelity Brokerage Services, Inc. (1990-1993).
THOMAS J. SIMPSON (38), Assistant Treasurer, is Assistant Treasurer of Fidelity's municipal bond funds (1996) and of Fidelity's money market funds
(1996) and an employee of FMR (1996). Prior to joining FMR, Mr. Simpson was Vice President and Fund Controller of Liberty Investment Services (1987-1995).
The following table sets forth information describing the compensation of each Trustee of the fund for his or her services for the fiscal year ended December 31, 1996.
      COMPENSATION TABLE

Trustees                  Aggregate       Total
                          Compensation    Compensation
                          from            from the Fund
                          Aggressive      Complex*A
                          MunicipalA,B

J. Gary Burkhead **       $ 0             $ 0

Ralph F. Cox               299             137,700

Phyllis Burke Davis        296             134,700

Richard J. Flynn***        368             168,000

Edward C. Johnson 3d **    0               0

E. Bradley Jones           296             134,700

Donald J. Kirk             299             136,200

Peter S. Lynch **          0               0

William O. McCoy****       177             85,333

Gerald C. McDonough        298             136,200

Edward H. Malone***        296             136,200

Marvin L. Mann             293             134,700

Thomas R. Williams         299             136,200

*  Information is as of December 31, 1996 for 235 funds in the complex.
** Interested Trustees of the fund are compensated by FMR.
*** Richard J. Flynn and Edward H. Malone served on the Board of Trustees through December 31, 1996.
**** During the period from May 1, 1996 through December 31, 1996, William
O. McCoy served as a Member of the Advisory Board of Fidelity Municipal
Trust.
A Compensation figures include cash, a pro rata portion of benefits accrued under the retirement program for the period ended December 30, 1996 and required to be deferred, and may include amounts deferred at the election of Trustees.
B The following amounts are required to be deferred by each non-interested Trustee, most of which is subject to vesting: Ralph F. Cox, $11, Phyllis Burke Davis, $11, Richard J. Flynn, $0, E. Bradley Jones, $11, Donald J. Kirk, $11, William O. McCoy, $0, Gerald C. McDonough, $11, Edward H. Malone, $11, Marvin L. Mann, $11, and Thomas R. Williams, $11.
Under a retirement program adopted in July 1988 and modified in November 1995 and November 1996, each non-interested Trustee who retired before December 30, 1996 may receive payments from a Fidelity fund during his or her lifetime based on his or her basic trustee fees and length of service. The obligation of a fund to make such payments is neither secured nor funded. A Trustee became eligible to participate in the program at the end of the calendar year in which he or she reached age 72, provided that, at the time of retirement, he or she had served as a Fidelity fund Trustee for at least five years.
The non-interested Trustees may elect to defer receipt of all or a percentage of their annual fees in accordance with the terms of a Deferred Compensation Plan (the Plan). Under the Plan, compensation deferred by a Trustee is periodically adjusted as though an equivalent amount had been invested and reinvested in shares of one or more funds in the complex designated by such Trustee (designated securities). The amount paid to the Trustee under the Plan will be determined based upon the performance of such investments. Deferral of fees in accordance with the Plan will have a negligible effect on the fund's assets, liabilities, and net income per share, and will not obligate the funds to retain the services of any Trustee or to pay an particular level of compensation to the Trustee. The funds may invest in such designated securities under the Plan without shareholder approval.
As of December 30, 1996, the non-interested Trustees terminated the retirement program for Trustees who retire after such date. In connection with the termination of the retirement program, each existing non-interested Trustee received a credit to his or her Plan account equal to the present value of the estimated benefits that would have been payable under the retirement program. The amounts credited to the non-interested Trustees' Plan accounts are subject to vesting. The termination of the retirement program and related crediting of estimated benefits to the Trustees' Plan accounts did not result in a material cost to the funds.
As of December 31, 1996, the Trustees and officers of the fund owned, in the aggregate, less than 1% of the fund's total outstanding shares. MANAGEMENT CONTRACT
The fund employs FMR to furnish investment advisory and other services. Under its management contract with the fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, directs the investments of the fund in accordance with its investment objective, policies, and limitations. FMR also provides the fund with all necessary office facilities and personnel for servicing the fund's investments, compensates all officers of the fund and all Trustees who are "interested persons" of the trust or of FMR, and all personnel of the fund or FMR performing services relating to research, statistical, and investment activities.
In addition, FMR or its affiliates, subject to the supervision of the Board of Trustees, provide the management and administrative services necessary for the operation of the fund. These services include providing facilities for maintaining the fund's organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters, and other persons dealing with the fund; preparing all general shareholder communications and conducting shareholder relations; maintaining the fund's records and the registration of the fund's shares under federal and state laws; developing management and shareholder services for the fund; and furnishing reports, evaluations, and analyses on a variety of subjects to the Trustees.
In addition to the management fee payable to FMR and the fees payable to UMB, the fund pays all of its expenses, without limitation, that are not assumed by those parties. The fund pays for the typesetting, printing, and mailing of its proxy materials to shareholders, legal expenses, and the fees of the custodian, auditor and non-interested Trustees. Although the fund's current management contract provides that the fund will pay for typesetting, printing, and mailing prospectuses, statements of additional information, notices, and reports to shareholders, the trust, on behalf of the fund has entered into a revised transfer agent agreement with UMB, pursuant to which UMB bears the costs of providing these services to existing shareholders. Other expenses paid by the fund include interest, taxes, brokerage commissions, and the fund's proportionate share of insurance premiums and Investment Company Institute dues. The fund is also liable for such non-recurring expenses as may arise, including costs of any litigation to which the fund may be a party, and any obligation it may have to indemnify its officers and Trustees with respect to litigation.
FMR is the fund's manager pursuant to a management contract dated March 1, 1993, which was approved by shareholders on February 17, 1993.
For the services of FMR under the contract, the fund pays FMR a monthly management fee composed of the sum of two elements: a group fee rate and an individual fund fee rate.
The group fee rate is based on the monthly average net assets of all of the registered investment companies with which FMR has management contracts and is calculated on a cumulative basis pursuant to the graduated fee rate schedule shown below on the left. The schedule below on the right shows the effective annual group fee rate at various asset levels, which is the result of cumulatively applying the annualized rates on the left. For example, the effective annual fee rate at $453 billion of group net assets
- the approximate level for December 1996 - was .1425%, which is the weighted average of the respective fee rates for each level of group net assets up to $453 billion.
GROUP FEE RATE SCHEDULE   EFFECTIVE ANNUAL FEE RATES

Average Group     Annualized   Group Net        Effective Annual
Assets            Rate         Assets           Fee Rate

 0 - $3 billion   .3700%        $ 0.5 billion   .3700%

 3 - 6            .3400          25             .2664

 6 - 9            .3100          50             .2188

 9 - 12           .2800          75             .1986

 12 - 15          .2500          100            .1869

 15 - 18          .2200          125            .1793

 18 - 21          .2000          150            .1736

 21 - 24          .1900          175            .1695

 24 - 30          .1800          200            .1658

 30 - 36          .1750          225            .1629

 36 - 42          .1700          250            .1604

 42 - 48          .1650          275            .1583

 48 - 66          .1600          300            .1565

 66 - 84          .1550          325            .1548

 84 - 120         .1500          350            .1533

 120 - 174        .1450          400            .1507

 174 - 228        .1400

 228 - 282        .1375

 282 - 336        .1350

Over 336          .1325

Prior to March 1, 1993, the group fee rate was based on a schedule with breakpoints ending at .1400% for average group assets in excess of $174 billion. The group fee rate breakpoints shown above for average group assets in excess of $120 billion and under $228 billion were voluntarily adopted by FMR on January 1, 1992. The additional breakpoints shown above for average group assets in excess of $228 billion were voluntarily adopted by FMR on November 1, 1993.
On August 1, 1994, FMR voluntarily revised the prior extensions to the group fee rate schedule, and added new breakpoints for average group assets in excess of $156 billion and under $372 billion as shown in the schedule below. The revised group fee rate schedule was identical to the above schedule for average group assets under $156 billion. The fund's current management contract reflects the group fee rate schedule above for average group assets under $156 billion and the group fee rate schedule below for average group assets in excess of $156 billion and under $372 billion.
On January 1, 1996, FMR voluntarily added new breakpoints to the revised schedule for average group assets in excess of $372 billion, pending shareholder approval of a new management contract reflecting the additional breakpoints. The revised group fee rate schedule and its extensions provide for lower management fee rates as FMR's assets under management increase. The revised group fee rate schedule for average group assets in excess of $156 billion and up to $372 billion with additional breakpoints voluntarily adopted by FMR for average group assets in excess of $372 billion is as follows:
GROUP FEE RATE SCHEDULE   EFFECTIVE ANNUAL FEE RATES

Average Group         Annualized   Group Net        Effective Annual
Assets                Rate         Assets           Fee Rate

 120 - $156 billion   .1450%        $ 150 billion   .1736%

 156 - 192            .1400          175            .1690

 192 - 228            .1350          200            .1652

 228 - 264            .1300          225            .1618

 264 - 300            .1275          250            .1587

 300 - 336            .1250          275            .1560

 336 - 372            .1225          300            .1536

 372 - 408            .1200          325            .1514

 408 - 444            .1175          350            .1494

 444 - 480            .1150          375            .1476

 480 - 516            .1125          400            .1459

 Over 516             .1100          425            .1443

                                     450            .1427

                                     475            .1413

                                     500            .1399

                                     525            .1385

                                     550            .1372

The individual fund fee rate is .30%. Based on the average group net assets of the funds advised by FMR for December 1996, the annual management fee rate would be calculated as follows:
Group Fee Rate         Individual Fund Fee Rate         Basic Fee Rate

 .1425%           +     .30%                       =     .4425%

One-twelfth of this annual management fee rate is applied to the fund's net assets averaged for the most recent month, giving a dollar amount, which is the fee for that month.
During the fiscal years ended December 31, 1996, 1995, and 1994, FMR received $3,873,699, $3,996,093, and $4,041,568, respectively, for its services as investment adviser to the fund. These fees were equivalent to
 .45%, .45%, and .46%, respectively, of the average net assets of the fund for each of those years.
FMR may, from time to time, voluntarily reimburse all or a portion of the fund's operating expenses (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses). FMR retains the ability to be repaid for these expense reimbursements in the amount that expenses fall below the limit prior to the end of the fiscal year. Expense reimbursements by FMR will increase the fund's total returns and yield and repayment of the reimbursement by the fund will lower its total returns and yield. DISTRIBUTION AND SERVICE PLAN
The Trustees have approved a Distribution and Service Plan on behalf of the fund (the Plan) pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the Rule). The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of a fund except pursuant to a plan approved on behalf of the fund under the Rule. The Plan, as approved by the Trustees, allows the fund and FMR to incur certain expenses that might be considered to constitute indirect payment by the fund of distribution expenses.
Under the Plan, if the payment of management fees by the fund to FMR is deemed to be indirect financing by the fund of the distribution of its shares, such payment is authorized by the Plan. The Plan also specifically recognizes that FMR, either directly or through FDC, may use its management fee revenue, past profits, or other resources, without limitation, to pay promotional and administrative expenses in connection with the offer and sale of shares of the fund. In addition, the Plan provides that FMR may use its resources, including its management fee revenues, to make payments to third parties that assist in selling shares of the fund, or to third parties, including banks, that render shareholder support services. Currently, the Board of Trustees has not authorized such payments.
Prior to approving the Plan, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan, and have determined that there is a reasonable likelihood that the Plan will benefit the the fund and its shareholders. In particular, the Trustees noted that the Plan does not authorize payments by the fund other than those made to FMR under its management contract with the fund. To the extent that the Plan gives FMR and FDC greater flexibility in connection with the distribution of shares of the fund, additional sales of fund shares may result. Furthermore, certain shareholder support services may be provided more effectively under the Plan by local entities with whom shareholders have other relationships.
The Plan was approved by shareholders of Aggressive Municipal on December 30, 1986.
The Glass-Steagall Act generally prohibits federally and state chartered or supervised banks from engaging in the business of underwriting, selling, or distributing securities. Although the scope of this prohibition under the Glass-Steagall Act has not been clearly defined by the courts or appropriate regulatory agencies, FDC believes that the Glass-Steagall Act should not preclude a bank from performing shareholder support services, or servicing and recordkeeping functions. FDC intends to engage banks only to perform such functions. However, changes in federal or state statutes and regulations pertaining to the permissible activities of banks and their affiliates or subsidiaries, as well as further judicial or administrative decisions or interpretations, could prevent a bank from continuing to perform all or a part of the contemplated services. If a bank were prohibited from so acting, the Trustees would consider what actions, if any, would be necessary to continue to provide efficient and effective shareholder services. In such event, changes in the operation of the fund might occur, including possible termination of any automatic investment or redemption or other services then provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein, and banks and financial institutions may be required to register as dealers pursuant to state law.
The fund may execute portfolio transactions with, and purchase securities issued by, depository institutions that receive payments under the Plan. No preference for the instruments of such depository institutions will be shown in the selection of investments.
CONTRACTS WITH FMR AFFILIATES
UMB Bank, n.a. (UMB) is the fund's custodian and transfer agent. UMB has entered into a sub-contract with FSC, an affiliate of FMR, under the terms of which FSC performs the processing activities associated with providing transfer agent and shareholder servicing functions for the fund. Under the sub-contract, FSC bears the expense of typesetting, printing, and mailing prospectuses, statements of additional information, and all other reports, notices, and statements to shareholders, with the exception of proxy statements. FSC also pays all out-of-pocket expenses associated with transfer agent services.
Under this arrangement, FSC receives an annual account fee and an asset-based fee each based on account size and fund type for each retail account and certain institutional accounts. With respect to certain institutional retirement accounts, FSC receives an annual account fee and an asset-based fee based on account type or fund type. These annual account fees are subject to increase based on postal rate changes. FSC also collects small account fees from certain accounts with balances of less than $2,500.
UMB has an additional sub-contract with FSC, pursuant to which FSC performs the calculations necessary to determine the fund's NAV and dividends and maintains the fund's accounting records. The annual fee rates for these pricing and bookkeeping services are based on the fund's average net assets, specifically, .0400% of the first $500 million of average net assets and .0200% of average net assets in excess of $500 million. The fee is limited to a minimum of $60,000 and a maximum of $800,000 per year. Pricing and bookkeeping fees, including reimbursement for out-of-pocket expenses, paid to FSC for the fiscal years ended 1996, 1995, and 1994 were $296,466, $301,000, and $306,000, respectively. The transfer agent fee and charges and pricing and bookkeeping fees described above are paid to FSC by UMB, which is entitled to reimbursement from the fund for these expenses. The fund has a distribution agreement with FDC, a Massachusetts corporation organized on July 18, 1960. FDC is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of the fund, which are continuously offered at net asset value. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FMR.
FDC also collects Aggressive Municipal's 1% redemption fee for shares held less than 180 days. When redeemed, shares acquired through the reinvestment of dividends and capital gains are exempt from the redemption fee. For the fiscal years ended 1996, 1995, and 1994, FDC collected redemption fees totaling $88,615, $166,032 and $255,161, respectively.
DESCRIPTION OF THE TRUST
TRUST ORGANIZATION. Fidelity Aggressive Municipal Fund is a fund of Fidelity Municipal Trust, an open-end management investment company originally organized as a Maryland corporation on November 22, 1976 and reorganized as a Massachusetts business trust on June 22, 1984, at which time its name changed from Fidelity Municipal Bond Fund, Inc. to Fidelity Municipal Bond Fund. On March 1, 1986, the trust's name was changed to Fidelity Municipal Trust. Currently, there are seven funds of Fidelity Municipal Trust: Fidelity Municipal Bond Fund; Fidelity Aggressive Municipal Fund; Fidelity Insured Municipal Income Fund; Fidelity Ohio Municipal Income Fund; Fidelity Michigan Municipal Income Fund; Fidelity Minnesota Municipal Income Fund; and Spartan Pennsylvania Municipal Income Fund. The Declaration of Trust permits the Trustees to create additional funds.
In the event that FMR ceases to be the investment adviser to the trust or a fund, the right of the trust or fund to use the identifying name "Fidelity" may be withdrawn.
The assets of the trust received for the issue or sale of shares of each fund and all income, earnings, profits, and proceeds thereof, subject only to the rights of creditors, are especially allocated to such fund, and constitute the underlying assets of such fund. The underlying assets of each fund are segregated on the books of account, and are to be charged with the liabilities with respect to such fund and with a share of the general expenses of the trust. Expenses with respect to the trust are to be allocated in proportion to the asset value of the respective funds, except where allocations of direct expense can otherwise be fairly made. The officers of the trust, subject to the general supervision of the Board of Trustees, have the power to determine which expenses are allocable to a given fund, or which are general or allocable to all of the funds. In the event of the dissolution or liquidation of the trust, shareholders of each fund are entitled to receive as a class the underlying assets of such fund available for distribution.
SHAREHOLDER AND TRUSTEE LIABILITY. The trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable for the obligations of the trust. The Declaration of Trust provides that the trust shall not have any claim against shareholders except for the payment of the purchase price of shares and requires that each agreement, obligation, or instrument entered into or executed by the trust or the Trustees include a provision limiting the obligations created thereby to the trust and its assets. The Declaration of Trust provides for indemnification out of each fund's property of any shareholder held personally liable for the obligations of the fund. The Declaration of Trust also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which a fund itself would be unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is remote.
The Declaration of Trust further provides that the Trustees, if they have exercised reasonable care, will not be liable for any neglect or wrongdoing, but nothing in the Declaration of Trust protects Trustees against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
VOTING RIGHTS. Each fund's capital consists of shares of beneficial interest. As a shareholder, you receive one vote for each dollar value of net asset value you own. The shares have no preemptive or conversion rights; the voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Prospectus. Shares are fully paid and nonassessable, except as set forth under the heading "Shareholder and Trustee Liability" above. Shareholders representing 10% or more of the trust or a fund may, as set forth in the Declaration of Trust, call meetings of the trust or a fund for any purpose related to the trust or fund, as the case may be, including, in the case of a meeting of the entire trust, the purpose of voting on removal of one or more Trustees. The trust or any fund may be terminated upon the sale of its assets to another open-end management investment company, or upon liquidation and distribution of its assets, if approved by vote of the holders of a majority of the trust or the fund, as determined by the current value of each shareholder's investment in the fund or trust. If not so terminated, the trust and its funds will continue indefinitely. Each fund may invest all of its assets in another investment company.
CUSTODIAN. UMB Bank, n.a., 1010 Grand Avenue, Kansas City, Missouri, is custodian of the assets of the fund. The custodian is responsible for the safekeeping of a fund's assets and the appointment of any subcustodian banks and clearing agencies. The custodian takes no part in determining the investment policies of a fund or in deciding which securities are purchased or sold by a fund. However, a fund may invest in obligations of the custodian and may purchase securities from or sell securities to the custodian.
FMR, its officers and directors, its affiliated companies, and the Board of Trustees may, from time to time, conduct transactions with various banks, including banks serving as custodians for certain funds advised by FMR. Transactions that have occurred to date include mortgages and personal and general business loans. In the judgment of FMR, the terms and conditions of those transactions were not influenced by existing or potential custodial or other fund relationships.
AUDITOR. Coopers & Lybrand L.L.P., One Post Office Square, Boston, Massachusetts, serves as the trust's independent accountant. The auditor examines financial statements for the fund and provides other audit, tax, and related services.
FINANCIAL STATEMENTS
The fund's financial statements and financial highlights for the fiscal year ended December 31, 1996 and report of the auditor, are included in the fund's Annual Report, which is a separate report supplied with this SAI. The fund's financial statements, including the financial highlights, and report of the auditor are incorporated herein by reference. For a free additional copy of the fund's Annual Report, contact Fidelity at 1-800-544-8888, 82 Devonshire Street, Boston, MA 02109.
APPENDIX
DOLLAR-WEIGHTED AVERAGE MATURITY is derived by multiplying the value of each investment by the time remaining to its maturity, adding these calculations, and then dividing the total by the value of the fund's portfolio. An obligation's maturity is typically determined on a stated final maturity basis, although there are some exceptions to this rule.
For example, if it is probable that the issuer of an instrument will take advantage of a maturity-shortening device, such as a call, refunding, or redemption provision, the date on which the instrument will probably be called, refunded, or redeemed may be considered to be its maturity date. When a municipal bond issuer has committed to call an issue of bonds and has established an independent escrow account that is sufficient to, and is pledged to, refund that issue, the number of days to maturity for the prerefunded bond is considered to be the number of days to the announced call date of the bonds.
The descriptions that follow are examples of eligible ratings for the fund. The fund may, however, consider the ratings for other types of investments and the ratings assigned by other rating organizations when determining the eligibility of a particular investment.
DESCRIPTION OF MOODY'S INVESTORS SERVICE RATINGS OF MUNICIPAL OBLIGATIONS Moody's ratings for long-term municipal obligations fall within nine categories. They range from Aaa (highest quality) to C (lowest quality). Those bonds within the Aa through B categories that Moody's believes possess the strongest credit attributes within those categories are designated by the symbol "1."
AAA - Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
AA - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than the Aaa securities.
A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.
BAA - Bonds that are rated Baa are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
BA - Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B - Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. CAA - Bonds that are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
CA - Bonds that are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked short-comings.
C - Bonds that are rated C are the lowest-rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.
DESCRIPTION OF STANDARD & POOR'S RATINGS OF MUNICIPAL DEBT
Municipal debt issues may be designated by Standard & Poor's as either investment grade ("AAA" through "BBB") or speculative grade ("BB" through "D"). While speculative grade debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions. Ratings from AA through CCC may be modified by the addition of a plus sign (+) or a minus sign (-) to show relative standing within the major rating categories.
AAA - Debt rated AAA has the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.
AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.
A - Debt rated A has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.
BB - Debt rate BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.
B - Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.
CCC - Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.
CC - Debt rated CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC debt rating.
C - The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed but debt service payments are continued.
CI - The rating CI is reserved for income bonds on which no interest is being paid.
D - Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating will also be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.
SUPPLEMENT TO THE SPARTAN(registered trademark) MUNICIPAL FUNDS' OCTOBER 18, 1996 PROSPECTUS
PROPOSED REORGANIZATION. The Board of Trustees of Spartan Aggressive Municipal Fund has unanimously approved an Agreement and Plan of Reorganization ("Agreement") between Spartan Aggressive Municipal Fund and Fidelity Aggressive Municipal Fund, a fund of Fidelity Municipal Trust.
The Agreement provides for transfer of substantially all of the assets and the assumption of all of the liabilities of Spartan Aggressive Municipal Fund solely in exchange for the number of shares of Fidelity Aggressive Municipal Fund equal in value to the relative net asset value of the outstanding shares of Spartan Aggressive Municipal Fund. Following such exchange, Spartan Aggressive Municipal Fund will distribute the Fidelity Aggressive Municipal Fund shares to its shareholders pro rata, in liquidation of Spartan Aggressive Municipal Fund as provided in the Agreement (the transactions contemplated by the Agreement referred to as the "Reorganization").
The Reorganization can be consummated only if, among other things, it is approved by a majority vote of shareholders. A Special Meeting (the "Meeting") of the Shareholders of Spartan Aggressive Municipal Fund will be held on July 16, 1997, and approval of the Agreement will be voted on at that time. In connection with the Meeting, Spartan Aggressive Municipal Fund will be filing with the Securities and Exchange Commission and delivering to its shareholders of record a Proxy Statement describing the Reorganization and a Prospectus for Fidelity Aggressive Municipal Fund.
If the Agreement is approved at the Meeting and certain conditions required by the Agreement are satisfied, the Reorganization is expected to become effective on or about July 31, 1997. If shareholder approval of the Agreement is delayed due to failure to meet a quorum or otherwise, the Reorganization will become effective, if approved, as soon as practicable thereafter.
In the event Spartan Aggressive Municipal Fund shareholders fail to approve the Agreement, Spartan Aggressive Municipal Fund will continue to engage in business as a registered investment company and the Board of Trustees will consider other proposals for the reorganization or liquidation of Spartan Aggressive Municipal Fund.
The following paragraph on the cover page has been removed:
Spartan Aggressive Municipal may invest without limitation in lower-quality debt securities, sometimes called "municipal junk bonds." Investors should consider that these securities carry greater risks, such as the risk of default, than other debt securities. Refer to "Investment Principles and Risks" on page 17 for further information.
The following information supplements that found in the "Who May Want to Invest" section beginning on page 3.

Effective January 20, 1997, Spartan Aggressive Municipal was closed to all new and subsequent purchases except for reinvestment of dividends or other distributions.
The following information replaces similar information found in the "Expenses" section on page 6.
SPARTAN AGGRESSIVE MUNICIPAL
Operating Expenses

Management fee                                             .55%A

12b-1 fee                                                  None

Other expenses                                              .00%

Total fund operating expenses                              .55%

AEffective March 1, 1997, FMR has voluntarily agreed to implement a management fee reduction from .60% to .55%.

Examples
      Account    Account
      open       closed

After 1     $         $
year

After 3     $         $
years

After 5     $         $
years

After 10    $         $
years

Effective March 17, 1997, the following information replaces similar information found in the "Investment Principles and Risks" section on page 18.
SPARTAN AGGRESSIVE MUNICIPAL invests primarily in investment grade municipal securities. The fund may also invest up to 35% of its assets in below investment-grade securities. Although the fund can invest in securities of any maturity, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities between eight and 18 years. As of August 31, 1996, the fund's dollar-weighted average maturity was approximately 15 years. The fund normally invests so that at least 80% of its assets are invested in municipal securities whose interest is free from federal income tax. Effective March 17, 1997, the following information replaces similar information found in the "Securities and Investment Practices" section on page 20.
RESTRICTIONS: Spartan Short-Intermediate Municipal Income, Spartan Intermediate Municipal Income, and Spartan Municipal Income normally invest in investment-grade securities, but reserve the right to invest up to 5% of their assets in below investment-grade securities (sometimes called "municipal junk bonds"). Spartan Aggressive Municipal currently intends to limit its investments in below investment-grade securities to less than 35% of its assets and does not currently intend to invest more than 10% of its total assets in bonds that are in default. A security is considered to be investment-grade if it is rated investment grade by Moody's Investors Service, Standard and Poor's, Duff & Phelps Credit Rating Co., or Fitch Investors Service, L.P. or is unrated but judged by FMR to be of equivalent quality.
The following information replaces similar information found in the "Breakdown of Expenses" section on page 25.
FMR has voluntarily agreed to limit Spartan Municipal Money's total operating expenses to an annual rate of .40% of average net assets for the fiscal year ended 1996. Effective March 1, 1997, FMR has voluntarily agreed to reduce Spartan Aggressive Municipal's management fee rate from .60% to
 .55%. If this reduction were in effect, the total management fee rate would have been .55%.
The following information replaces similar information found in the "How to Buy Shares" section on page 28.
These minimums may vary for investments through Fidelity Portfolio Advisory Services. Refer to the program materials for details. Effective January 20, 1997, Spartan Aggressive Municipal was closed to new and subsequent purchases except for reinvestment of dividends or other distributions.
The following information replaces similar information found in the "Transaction Details" section found on page 38.
FIDELITY RESERVES THE RIGHT TO DEDUCT AN ANNUAL MAINTENANCE FEE of $12.00 from accounts with a value of less than $2,500, subject to an annual maximum charge of $24.00 per shareholder. It is expected that accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the relatively higher costs of servicing smaller accounts. This fee will not be deducted from Fidelity brokerage accounts, retirement accounts (except non-prototype retirement accounts), accounts using regular investment plans, or if total assets in Fidelity exceed $30,000. Eligibility for the $30,000 waiver is determined by aggregating Fidelity accounts maintained by FSC or FBSI which are registered under the same social security number or which list the same social security number for the custodian of a Uniform Gifts/Transfers to Minors Act account.
The following information replaces similar information found in the "Key Facts" section on page 4.
Spartan    Allowed to invest in               With its ability to invest in
Agressiv   lower-quality municipal            lower-quality securities
e          securities. Although the fund      with longer-term
Municipa   can invest in securities of any    maturities, this is the
l          maturity, FMR seeks to             most aggressive fund in
           manage the fund so that it         the family.
           generally reacts to changes in
           interest rates similarly to
           municipal bonds  with
           maturities between 8 and 18
           years.

                                              (high risk graphic)

                                              (low to medium risk graphic)


Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how each fund invests and the services available to shareholders.
To learn more about each fund and its investments, you can obtain a copy of each fund's most recent financial reports and portfolio listing, or a copy of the Statement of Additional Information (SAI) dated October 18, 1996. The SAI has been filed with the Securities and Exchange Commission (SEC) and is available along with other related materials on the SEC's Internet Web site (http://www.sec.gov). The SAI is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of either document, call Fidelity at 1-800-544-8888.
Investments in the money market fund are neither insured nor guaranteed by the U.S. government, and there can be no assurance that the fund will maintain a stable $1.00 share price.
Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the FDIC, Federal Reserve Board, or any other agency, and are subject to investment risks, including possible loss of principal amount invested.
Spartan Aggressive Municipal may invest without limitation in lower-quality debt securities, sometimes called "municipal junk bonds." Investors should consider that these securities carry greater risks, such as the risk of default, than other debt securities. Refer to "Investment Principles and Risks" on page for further information.
LIKE ALL MUTUAL FUNDS,
THESE SECURITIES HAVE
NOT BEEN APPROVED OR
DISAPPROVED BY THE
SECURITIES AND
EXCHANGE COMMISSION
OR ANY STATE
SECURITIES COMMISSION,
NOR HAS THE SECURITIES
AND EXCHANGE
COMMISSION OR ANY
STATE SECURITIES
COMMISSION PASSED
UPON THE ACCURACY OR
ADEQUACY OF THIS
PROSPECTUS. ANY
REPRESENTATION TO THE
CONTRARY IS A CRIMINAL
OFFENSE.
SMU-pro-1096
Each of these funds seeks a high level of income free from federal income tax. The funds have different strategies, however, and carry varying degrees of risk and yield potential.
SPARTAN(registered trademark)
MUNICIPAL
FUNDS

SPARTAN MUNICIPAL MONEY FUND
SPARTAN SHORT-INTERMEDIATE
MUNICIPAL INCOME FUND
SPARTAN INTERMEDIATE
MUNICIPAL INCOME FUND
SPARTAN MUNICIPAL
INCOME FUND
SPARTAN AGGRESSIVE
MUNICIPAL FUND
PROSPECTUS
OCTOBER 18, 1996(FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET, BOSTON, MA
02109
CONTENTS


KEY FACTS                   THE FUNDS AT A GLANCE

                            WHO MAY WANT TO INVEST

                            EXPENSES Each fund's yearly
                            operating expenses.

                            FINANCIAL HIGHLIGHTS A summary
                            of each fund's financial data.

                            PERFORMANCE How each fund has
                            done over time.

THE FUNDS IN DETAIL         CHARTER How each fund is
                            organized.

                            INVESTMENT PRINCIPLES AND RISKS
                            Each fund's overall approach to
                            investing.

                            BREAKDOWN OF EXPENSES How
                            operating costs are calculated and
                            what they include.

YOUR ACCOUNT                DOING BUSINESS WITH FIDELITY

                            TYPES OF ACCOUNTS Different
                            ways to set up your account.

                            HOW TO BUY SHARES Opening an
                            account and making additional
                            investments.

                            HOW TO SELL SHARES Taking money
                            out and closing your account.

                            INVESTOR SERVICES Services to
                            help you manage your account.

SHAREHOLDER AND             DIVIDENDS, CAPITAL GAINS,
ACCOUNT POLICIES            AND TAXES

                            TRANSACTION DETAILS Share price
                            calculations and the timing of
                            purchases and redemptions.

                            EXCHANGE RESTRICTIONS

KEY FACTS


THE FUNDS AT A GLANCE
The chart on page highlights the strategy, risk, and yield potential for each fund. Elements common to all five funds are described below.
GOAL: High current income free from federal income tax. As with any mutual fund, there is no assurance that a fund will achieve its goal.
MANAGEMENT: Fidelity Management & Research Company (FMR) is the management arm of Fidelity Investments, which was established in 1946 and is now America's largest mutual fund manager. FMR Texas Inc. (FMR Texas), a subsidiary of FMR, chooses investments for Spartan Municipal Money.
WHO MAY WANT TO INVEST
These funds may be appropriate for investors in higher tax brackets who seek high current income that is free from federal income taxes. Each fund's level of risk and potential reward, depend on the quality and maturity of its investments. Spartan Municipal Money is managed to keep its share price stable at $1.00. The bond funds, with their broader range of investments, have the potential for higher yields, but also carry a higher degree of risk. You should consider your investment objective and tolerance for risk when making an investment decision.
The value of the funds' investments and the income they generate will vary from day to day, and generally reflect interest rates, market conditions, and other federal and state political and economic news. When you sell your shares of any of the bond funds, they may be worth more or less than what you paid for them. By themselves, these funds do not constitute a balanced investment plan.
The Spartan family of funds is designed for cost-conscious investors looking for higher yields through lower costs. The Spartan Approach(registered trademark) requires investors to make high minimum investments and, in some cases, to pay for individual transactions.
THE SPECTRUM OF
FIDELITY FUNDS
Broad categories of Fidelity
funds are presented here in
order of ascending risk.
Generally, investors seeking
to maximize return must
assume greater risk. The
funds in this prospectus are
in the INCOME category,
except for Spartan Municipal
Money, which is in the MONEY
MARKET category.
(right arrow) MONEY MARKET Seeks
income and stability by
investing in high-quality,
short-term investments.
(right arrow) INCOME Seeks income by
investing in bonds.
(solid bullet) GROWTH AND INCOME
Seeks long-term growth and
income by investing in stocks
and bonds.
(solid bullet) GROWTH Seeks long-term
growth by investing mainly
in stocks.
(checkmark)
FUND STRATEGY  RISK AND YIELD POTENTIAL
THE RISK LEVEL AND YIELD POTENTIAL OF MONEY MARKET AND BOND FUNDS DEPEND ON THE QUALITY AND MATURITY OF THEIR INVESTMENTS. THE CHART BELOW PRESENTS EACH FUND'S STRATEGY AND EXPLAINS ITS RISK AND YIELD POTENTIAL RELATIVE TO THE OTHER FUNDS IN THIS FAMILY.

Spartan         Invests normally in high-quality,    Because this fund seeks
Municipal       short-term municipal securities      to maintain a stable
Money           with an average maturity of          $1.00 share price, it is
                90 days or less.                     the safest and lowest
                                                     yielding fund in the
                                                     family.

                                                     (low risk graphic)

Spartan         Invests under normal                 With its emphasis on
Short-Interme   conditions in investment-grade       short maturities, this is
diate           municipal securities while           the most conservative
Municipal       normally maintaining an              bond fund in the family.
                average maturity of two to five
                years.

                                                     (low to medium risk graphic)

Spartan         Invests under normal conditions      With its emphasis on
Intermediate    in investment-grade municipal        intermediate maturities,
Municipal       securities while normally            this is the moderate
                maintaining an average maturity      member of the family.
                of between three and 10 years.

                                                     (medium risk graphic)

Spartan         Invests under normal conditions      With its emphasis on
Municipal       in municipal securities of           longer-term maturities,
Income          investment-grade quality.            this is the moderately
                Although the fund can invest in      aggressive member of
                securities of any maturity, FMR      the family.
                seeks to manage the fund so
                that it generally reacts to
                changes in interest rates
                similarly to municipal bonds with
                maturities between eight and 18
                years.

                                                     (low to medium risk graphic)

Spartan         Allowed to invest in                 With its ability to invest in
Aggressive      lower-quality municipal              lower-quality securities
Municipal       securities. Although the fund        with longer-term
                can invest in securities of any      maturities, this is the
                maturity, FMR seeks to               most aggressive fund in
                manage the fund so that it           the family.
                generally reacts to changes in
                interest rates similarly to
                municipal bonds of comparable
                quality with maturities between
                12 and 20 years.

                                                     (high risk graphic)




EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you pay when you buy, sell or hold shares of a fund. See pages and - for more information about these fees.

Maximum sales charge on purchases                                              None
and reinvested distributions

Deferred sales charge on redemptions                                           None

Redemption fee (as a % of amount redeemed on shares held less than 180 days)

for Spartan Municipal Income                                                   .50%

for Spartan Aggressive Municipal                                               1.00
                                                                               %

for all other funds                                                            None

Exchange and wire transaction fees                                             $5.00

Checkwriting fee, per check written (available for Spartan Municipal Money,    $2.00
Spartan Short-Intermediate Municipal Income, and Spartan Intermediate
Municipal Income)

Account closeout fee                                                           $5.00

Annual account maintenance fee (for accounts under $2,500)                     $12.0
                                                                               0


THESE FEES ARE WAIVED (except for the redemption fee) if your account balance at the time of the transaction is $50,000 or more.
ANNUAL FUND OPERATING EXPENSES are paid out of each fund's assets. Each fund pays a management fee to FMR. Expenses are factored into each fund's share price or dividends and are not charged directly to shareholder accounts (see page ).
The following figures on page are based on historical expenses adjusted to reflect current fees, and are calculated as a percentage of average net assets. Each fund has entered into arrangements on behalf of the fund with its custodian and transfer agent whereby interest earned on uninvested cash balances is used to reduce custodian and transfer agent expenses.
EXAMPLES: Let's say, hypothetically, that each fund's annual return is 5% and that its operating expenses are exactly as described on page . For every $1,000 you invested, the examples on page show you how much you would pay in total expenses after the number of years indicated, first assuming that you leave your account open, and then assuming that you close your account at the end of the period.
These examples illustrate the effect of expenses, but are not meant to suggest actual or expected costs or returns, all of which may vary.
 FMR has voluntarily agreed to reimburse Spartan Municipal Money to the extent that total operating expenses exceed .40% of its average net assets. If this agreement were not in effect, the management fee, other expenses, and total operating expenses would have been .50%, .00%, and .50% respectively. Expenses eligible for reimbursement do not include interest, taxes, brokerage commissions, or extraordinary expenses.

SPARTAN MUNICIPAL MONEY
Operating Expenses         Examples

                  Account    Account
                  open       closed

Management fee (after    .40%    After 1 year   $4    $9
reimbursement)

12b-1 fee                None    After 3        $13   $18
                                 years

Other expenses            .00%   After 5        $22   $27
                                 years

Total fund operating     .40%    After 10       $51   $56
expenses                         years

SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME
Operating Expenses         Examples

                  Account    Account
                  open       closed

Management fee          .55%    After 1 year   $6    $11

12b-1 fee               None    After 3        $18   $23
                                years

Other expenses           .00%   After 5        $31   $36
                                years

Total fund operating    .55%    After 10       $69   $74
expenses                        years

SPARTAN INTERMEDIATE MUNICIPAL INCOME
Operating Expenses         Examples

                  Account    Account
                  open       closed

Management fee          .55%   After 1 year   $6    $11

12b-1 fee               None   After 3        $18   $23
                               years

Other expenses          .00%   After 5        $31   $36
                               years

Total fund operating    .55%   After 10       $69   $74
expenses                       years

SPARTAN MUNICIPAL INCOME
Operating Expenses         Examples

                  Account    Account
                  open       closed

Management fee          .55%    After 1 year   $6    $11

12b-1 fee               None    After 3        $18   $23
                                years

Other expenses           .00%   After 5        $31   $36
                                years

Total fund operating    .55%    After 10       $69   $74
expenses                        years

SPARTAN AGGRESSIVE MUNICIPAL
Operating Expenses         Examples

                  Account    Account
                  open       closed

Management fee          .60%    After 1 year   $6    $11

12b-1 fee               None    After 3        $19   $24
                                years

Other expenses           .00%   After 5        $33   $38
                                years

Total fund operating    .60%    After 10       $75   $80
expenses                        years

FINANCIAL HIGHLIGHTS
The tables that follow are included in each fund's Annual Report and have been audited by Coopers & Lybrand L.L.P., independent accountants. Their reports on the financial statements and financial highlights are included in the Annual Reports. The financial statements and financial highlights are incorporated by reference into (are legally a part of) the funds' Statement of Additional Information.
SPARTAN MUNICIPAL MONEY
5.Selected Per-Share Data and Ratios

6.Years ended August 31         1996      1995      1994      1993      1992      1991C

7.Income from Investment         .034      .035      .025      .026      .038      .030
Operations
 Net interest income

8.Less Distributions             (.034)    (.035)    (.025)    (.026)    (.038)    (.030)
 From net interest income

9.Net asset value, end of       $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000   $ 1.000
period

10.Total returnA                 3.41%     3.59%     2.50%     2.66%     3.91%     3.03%

11.Net assets, end of period    $ 2,380   $ 2,206   $ 2,288   $ 1,696   $ 1,303   $ 424
(In millions)

12.Ratio of expenses to          .39%      .40%      .33%      .27%      .20%      .09%B
average net assets              B         B         B         B         B         ,D

13.Ratio of net interest         3.36%     3.53%     2.48%     2.61%     3.67%     4.69%
income                                                                            D
to average net assets


A TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
B FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
C FOR THE PERIOD  JANUARY 14, 1991 (COMMENCEMENT OF OPERATIONS) TO AUGUST
31, 1991
D ANNUALIZED
SPARTAN SHORT-INTERMEDIATE MUNICIPAL

14.Selected Per-Share Data
and Ratios

15.Years ended                1996      1995      1994D     1993F     1992E     1991E     1990E     1989E     1988E     1987E
August 31

16.Net asset                  $ 9.98    $ 9.84    $ 10.0    $ 9.88    $ 9.78    $ 9.52    $ 9.49    $ 9.45    $ 9.51    $ 9.92
value,                        0         0         90        0         0         0         0         0         0         0
beginning of period

17.Income from                 .418      .429      .443      .303      .490      .559      .562      .536      .516      .433
Investment
Operations
 Net interest
income

18. Net realized               (.050)    .140      (.240)    .210      .100      .260      .030      .040      (.060)    (.410)
and
 unrealized gain
(loss)

19. Total from                 .368      .569      .203      .513      .590      .819      .592      .576      .456      .023
investment
 operations

20.Less                        (.418)    (.429)    (.443)    (.303)    (.490)    (.559)    (.562)    (.536)    (.516)    (.433)
Distributions
 From net interest
income

21. In excess of               --        --        (.010)    --        --        --        --        --        --        --
net realized gain

22. Total                      (.418)    (.429)    (.453)    (.303)    (.490)    (.559)    (.562)    (.536)    (.516)    (.433)
distributions

23.Net asset                  $ 9.93    $ 9.98    $ 9.84    $ 10.0    $ 9.88    $ 9.78    $ 9.52    $ 9.49    $ 9.45    $ 9.51
value, end of                 0         0         0         90        0         0         0         0         0         0
period

24.Total returnB,C             3.75      5.95      2.05      5.25      6.18      8.85      6.42      6.30      4.89      .26%
                              %         %         %         %         %         %         %         %         %

25.Net assets,                $ 791     $ 909     $ 1,08    $ 967     $ 659     $ 244     $ 59      $ 58      $ 77      $ 59
end of period                                     3
(In millions)

26.Ratio of                    .54%      .55%      .47%      .55%      .55%      .55%      .60%      .58%      .35%      .60%
expenses to                   G                   G         A                   G         G         G         G         G
average net assets

27.Ratio of net                4.17      4.38      4.45      4.55      4.95      5.68      5.90      5.69      5.48      4.58
interest income to            %         %         %         %A        %         %         %         %         %         %
average net assets

28.Portfolio                   78%       51%       44%       56%A      28%       59%       75%       82%       96%       180%
turnover rate


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
D EFFECTIVE SEPTEMBER 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
E YEARS ENDED DECEMBER 31
F FOR THE EIGHT MONTHS ENDING AUGUST 31, 1993
G FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
SPARTAN INTERMEDIATE MUNICIPAL

29.Selected Per-Share Data and Ratios

30.Years ended August 31                       1996        1995        1994D       1993E

31.Net asset value, beginning of period        $ 10.060    $ 9.840     $ 10.340    $ 10.000

32.Income from Investment Operations            .486        .490        .514        .177
 Net interest income

33. Net realized and unrealized gain (loss)     (.010)      .220        (.460)      .340

34. Total from investment operations            .476        .710        .054        .517

35.Less Distributions                           (.486)      (.490)      (.514)      (.177)
 From net interest income

36. From net realized gain                      --          --          (.010)      --

37. In excess of net realized gain              --          --          (.030)      --

38. Total distributions                         (.486)      (.490)      (.554)      (.177)

39.Net asset value, end of period              $ 10.050    $ 10.060    $ 9.840     $ 10.340

40.Total returnB,C                              4.80%       7.50%       .52%        5.22%

41.Net assets, end of period (000 omitted)     $ 216,121   $ 219,711   $ 256,269   $ 219,400

42.Ratio of expenses to average net assets      .50%        .42%        .20%        --F
                                               F           F           F

43.Ratio of net interest income to average      4.81%       5.04%       5.09%       5.20%
net assets                                                                         A

44.Portfolio turnover rate                      64%         44%         69%         95%
                                                                                   A


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
D EFFECTIVE SEPTEMBER 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
E FOR THE PERIOD APRIL 26, 1993 (COMMENCEMENT OF OPERATIONS) TO AUGUST 31,
1993
F FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
SPARTAN MUNICIPAL INCOME

45.Selected Per-Share Data
and Ratios

46.Years ended                1996       1995       1994C      1993       1992       1991       1990E
August 31

47.Net asset value,           $ 10.180   $ 10.070   $ 11.370   $ 10.710   $ 10.360   $ 9.890    $ 10.000
beginning of period

48.Income from                 .537       .587       .611       .663       .704       .739       .187
Investment Operations
 Net interest income

49. Net realized and           .039       .189       (.752)     .727       .387       .463       (.120)
unrealized
 gain (loss)

50. Total from                 .576       .776       (.141)     1.390      1.091      1.202      .067
investment operations

51.Less Distributions          (.537)     (.587)     (.611)     (.663)     (.704)     (.739)     (.187)
 From net interest            F
income

52. From net                   --         (.080)     (.550)     (.070)     (.040)     --         --
realized gain

53. Total                      (.537)     (.667)     (1.161)    (.733)     (.744)     (.739)     (.187)
distributions

54. Redemption fees            .001       .001       .002       .003       .003       .007       .010
added
 to paid in capital

55.Net asset value,           $ 10.220   $ 10.180   $ 10.070   $ 11.370   $ 10.710   $ 10.360   $ 9.890
end of period

56.Total returnA,B             5.74       8.20       (1.42)     13.55      10.93      12.65      .76
                              %          %          %          %          %          %          %

57.Net assets, end of         $ 540,98   $ 574,05   $ 680,17   $ 912,71   $ 870,66   $ 550,93   $ 93,118
period                        3          6          6          0          4          0
(000 omitted)

58.Ratio of expenses           .54%       .55        .55        .47%       .36%       .23%       --D,
to                            D          %          %          D          D          D          G
average net assets

59.Ratio of net                5.18       5.99       5.76       6.09       6.68       7.24       7.91%
interest income to            %          %          %          %          %          %          G
average net assets

60.Portfolio turnover          49         69         48         50         62         78         116%
rate                          %          %          %          %          %          %          G


A THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE.
C EFFECTIVE SEPTEMBER 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
D FMR AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
E FOR THE PERIOD JUNE 4, 1990 (COMMENCEMENT OF OPERATIONS) TO AUGUST
31,1990
F THE AMOUNTS SHOWN REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
G ANNUALIZED
SPARTAN AGGRESSIVE MUNICIPAL

61.Selected Per-Share Data and Ratios

62.Years ended August 31                   1996       1995       1994D      1993E

63.Net asset value, beginning of period    $ 9.930    $ 9.790    $ 10.350   $ 10.000

64.Income from Investment Operations        .566       .602       .603       .209
 Net interest income

65. Net realized and unrealized gain        (.034)     .125       (.564)     .346
(loss)

66. Total from investment operations        .532       .727       .039       .555

67.Less Distributions                       (.566)     (.602)     (.603)     (.209)
 From net interest income

68. From net realized gain                  --         --         (.010)     --

69. In excess of net realized gain          --         --         (.010)     --

70. Total distributions                     (.566)     (.602)     (.623)     (.209)

71. Redemption fees added to paid in        .004       .015       .024       .004
capital

72.Net asset value, end of period          $ 9.900    $ 9.930    $ 9.790    $ 10.350

73.Total returnB,C                          5.48%      7.97%      .61%       5.64%

74.Net assets, end of period (000          $ 91,319   $ 74,563   $ 61,673   $ 17,267
omitted)

75.Ratio of expenses to average net         .60%       .60%       .60%       .60%A
assets

76.Ratio of net interest income to          5.65%      6.24%      6.03%      6.24%A
average net assets

77.Portfolio turnover rate                  45%        51%        64%        53%A


A ANNUALIZED
B THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
D EFFECTIVE SEPTEMBER 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
E FOR THE PERIOD APRIL 29, 1993 (COMMENCEMENT OF SALE OF SHARES) TO AUGUST 31, 1993
PERFORMANCE
Mutual fund performance can be measured as TOTAL RETURN or YIELD. The total returns that follow are based on historical fund results and do not reflect the effect of any transaction fees you may have paid. The figures would be lower if fees were taken into account.
Each fund's fiscal year runs from September 1 through August 31. The tables below show each fund's performance over past fiscal years with each bond fund's compared to different measures, including a comparative index and competitive funds average. For Spartan Short-Intermediate Municipal and Spartan Intermediate Municipal, data for the comparative indexes is available only from June 30, 1993 to the present. Data for the comparative index for Spartan Aggressive Municipal is available only from September 1, 1995 to the present. The charts on pages and present calendar year performance for the bond funds, and do not reflect the effect of the $5 account closeout fee.
TOTAL RETURNS
Average Annual Total Return   Cumulative Total Return

Fiscal periods ended   Past 1   Past 5   Life of   Past 1   Past 5   Life of
August 31, 1996        year     years    fund      year     years    fund

Spartan Municipal       3.41   3.21   3.39   3.41%   17.14   20.68
Money                   %      %      % A            %       % A

Spartan                 3.75   5.31   5.05   3.75%   29.53   61.19
Short-Intermediate      %      %      %B             %       %B
Municipal Income

Lehman Brothers 1-5     3.90   n/a    n/a    3.90%   n/a     n/a
Year                    %
Municipal Bond Index

Lipper Short            3.33   5.54   n/a    3.33%   30.93   n/a
Municipal Debt          %      %                     %C
Funds Average

Spartan Intermediate    4.80   n/a    5.36   4.80%   n/a     19.15
Municipal               %             %C                     %C
Income

Lehman Brothers         4.52   n/a    n/a    4.52%   n/a     n/a
1-17 Year               %
Municipal Bond Index

Lipper Intermediate     3.89   n/a    n/a    3.89%   n/a     n/a
Municipal Debt Funds    %
Average

Spartan Municipal       5.74   7.28   7.95   5.74%   42.08   61.26
Income                  %      %      %D             %       %D

Lehman Brothers         5.24   7.43   n/a    5.24%   43.10   n/a
Municipal               %      %                     %
Bond Index

Lipper General          4.68   6.93   n/a    4.68%   39.84   n/a
Municipal Debt Funds    %      %                     %
Average

Spartan Aggressive      5.48   n/a    5.88   5.48%   n/a     21.04
Municipal               %             %E                     %E

Lehman Brothers         5.24   n/a    n/a    5.24%   n/a     n/a
Municipal               %
Bond Index

Lipper High Yield       5.43   n/a    n/a    5.43%   n/a     n/a
Municipal Debt Funds    %
Average

A FROM JANUARY 14, 1991
B FROM DECEMBER 24, 1986
C FROM APRIL 26, 1993
D FROM JUNE 4, 1990
E FROM APRIL 29, 1993
EXPLANATION OF TERMS
TOTAL RETURN is the change in value of an investment in a fund over a given period, assuming reinvestment of any dividends and capital gains. A CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
YIELD refers to the income generated by an investment in a fund over a given period of time, expressed as an annual percentage rate. When a money market fund yield assumes that income earned is reinvested, it is called an EFFECTIVE YIELD. A TAX-EQUIVALENT YIELD shows what an investor would have to earn before taxes to equal a tax-free yield. Yields for the bond funds are calculated according to a standard that is required for all stock and bond funds. Because this differs from other accounting methods, the quoted yield may not equal the income actually paid to shareholders.
THE LEHMAN BROTHERS MUNICIPAL BOND INDEX is a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year.
THE LEHMAN BROTHERS 1-5 YEAR MUNICIPAL BOND INDEX is a total return performance benchmark for investment-grade municipal bonds with maturities between one and five years.
UNDERSTANDING
PERFORMANCE
YIELD illustrates the income
earned by a fund over a
recent period. Seven-day
yields are the most common
illustration of money market
performance. 30-day yields
are usually used for bond
funds. Yields change daily,
reflecting changes in interest
rates.
TOTAL RETURN reflects both the
reinvestment of income and
capital gain distributions, and
any change in a fund's share
price.
(checkmark)
THE LEHMAN BROTHERS 1-17 YEAR MUNICIPAL BOND INDEX is a total return performance benchmark for investment-grade municipal bonds with maturities between one and 17 years.
Unlike the bond fund's returns, the total returns of each comparative index do not include the effect of any brokerage commissions, transaction fees, or other costs of investing.
THE CONSUMER PRICE INDEX is a widely recognized measure of inflation calculated by the U.S. government.
The competitive funds averages are the Lipper Short Municipal Debt Funds Average for Spartan Short-Intermediate Municipal Income, the Lipper Intermediate Municipal Debt Funds Average for Spartan Intermediate Municipal Income, the Lipper General Municipal Debt Funds Average for Spartan Municipal Income and Lipper High Yield Municipal Debt Funds Average for Spartan Aggressive Municipal, which currently reflect the performance of over 26, 147, 237, and 43 with similar investment objectives, respectively. These averages, published by Lipper Analytical Services, Inc., exclude the effect of sales charges.
The funds' recent strategies, performance, and holdings are detailed twice a year in financial reports, which are sent to all shareholders. For current performance or a free annual report, call 1-800-544-8888.
TOTAL RETURNS AND YIELDS ARE BASED ON PAST RESULTS AND ARE NOT AN INDICATION OF FUTURE PERFORMANCE.
SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME
Calendar year total returns  1987 1988 1989 1990 1991 1992 1993 1994 1995
Spartan Short-Intermediate  .26% 4.89% 6.30% 6.42% 8.85% 6.18% 7.12% -0.09
% 8.47%
Lipper Short Municipal Debt Funds Average 2.56% 5.94% 7.36% 6.53% 9.15%
6.92% 7.42
% -.84% 8.32%
Lehman Brothers 1-5 Year Municipal Bond Index n/a n/a n/a n/a n/a n/a
n/a .48% 9.02%
Consumer Price Index  4.43% 4.42% 4.65% 6.11% 3.06% 2.90% 2.75% 2.67% 2.54
%
Percentage (%)
Row: 1, Col: 1, Value: 0.0
Row: 2, Col: 1, Value: 0.26
Row: 3, Col: 1, Value: 4.89
Row: 4, Col: 1, Value: 6.3
Row: 5, Col: 1, Value: 6.42
Row: 6, Col: 1, Value: 8.850000000000001
Row: 7, Col: 1, Value: 6.18
Row: 8, Col: 1, Value: 7.119999999999999
Row: 9, Col: 1, Value: -0.09
Row: 10, Col: 1, Value: 8.470000000000001
(LARGE SOLID BOX) Spartan
Short-
Intermediate
Municipal
Income
SPARTAN INTERMEDIATE MUNICIPAL INCOME
Calendar year total returns         1994 1995
Spartan Intermediate Municipal Income
-5.03% 14.44%
Lipper Intermediate Municipal Debt Funds Average
-3.51% 12.89%
Lehman Brothers 1-17 Year Municipal Bond Index
-3.36% 14.91%
Consumer Price Index         2.67% 2.54
%
Percentage (%)
Row: 1, Col: 1, Value: 0.0
Row: 2, Col: 1, Value: 0.0
Row: 3, Col: 1, Value: 0.0
Row: 4, Col: 1, Value: 0.0
Row: 5, Col: 1, Value: 0.0
Row: 6, Col: 1, Value: 0.0
Row: 7, Col: 1, Value: 0.0
Row: 8, Col: 1, Value: 0.0
Row: 9, Col: 1, Value: -5.03
Row: 10, Col: 1, Value: 14.44
(LARGE SOLID BOX) Spartan
Intermediate
Municipal
Income
SPARTAN MUNICIPAL INCOME
Calendar year total returns      1991 1992 1993 1994 1995
Spartan Municipal Income      12.69% 8.38% 14.31% -8.1
0% 18.58%
Lipper General Municipal Debt Funds Average     12.09% 8.79
% 12.47% -6.5% 16.84%
Lehman Brothers Municipal Bond Index      12.14% 8.81
% 12.29% -5.17% 17.45%
Consumer Price Index      3.06% 2.90% 2.75% 2.67% 2.54
%
Percentage (%)
Row: 1, Col: 1, Value: 0.0
Row: 2, Col: 1, Value: 0.0
Row: 3, Col: 1, Value: 0.0
Row: 4, Col: 1, Value: 0.0
Row: 5, Col: 1, Value: 0.0
Row: 6, Col: 1, Value: 12.69
Row: 7, Col: 1, Value: 8.380000000000001
Row: 8, Col: 1, Value: 14.31
Row: 9, Col: 1, Value: -8.1
Row: 10, Col: 1, Value: 18.58
(LARGE SOLID BOX) Spartan
Municipal
Income
SPARTAN AGGRESSIVE MUNICIPAL
Calendar year total returns         1994 1995
Spartan Aggressive Municipal         -6.11
% 17.73%
Lipper High Yield Municipal Debt
4.67% 15.98%
Lehman Brothers Municipal Bond Index
-5.17 17.45
Consumer Price Index         2.67% 2.54
%
Percentage (%)
Row: 1, Col: 1, Value: 0.0
Row: 2, Col: 1, Value: 0.0
Row: 3, Col: 1, Value: 0.0
Row: 4, Col: 1, Value: 0.0
Row: 5, Col: 1, Value: 0.0
Row: 6, Col: 1, Value: 0.0
Row: 7, Col: 1, Value: 0.0
Row: 8, Col: 1, Value: 0.0
Row: 9, Col: 1, Value: -6.109999999999999
Row: 10, Col: 1, Value: 17.73
(LARGE SOLID BOX) Spartan
Aggressive
Municipal
THE FUNDS IN DETAIL


CHARTER
EACH FUND IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. Spartan Municipal Money is currently a diversified fund of Fidelity Union Street Trust II. Spartan Short-Intermediate Municipal Income, Spartan Intermediate Municipal Income, Spartan Municipal Income, and Spartan Aggressive Municipal are currently non-diversified funds of Fidelity Union Street Trust. Both trusts are open-end management investment companies. Fidelity Union Street Trust II was organized as a Delaware business trust on June 20, 1991. Fidelity Union Street Trust was organized as a Massachusetts business trust on March 1, 1974. There is a remote possibility that one fund might become liable for a misstatement in the prospectus about another fund.
EACH FUND IS GOVERNED BY A BOARD OF TRUSTEES which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the funds' activities, review contractual arrangements with companies that provide services to the funds, and review the funds' performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUNDS MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. Fidelity will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. For Spartan Municipal Money, you are entitled to one vote for each share you own. For each bond fund, the number of votes you are entitled to is based upon the dollar value of your investment.
FMR AND ITS AFFILIATES
The funds are managed by FMR, which chooses their investments and handles their business affairs. FMR Texas, located in Irving, Texas, has primary responsibility for providing investment management services for Spartan Municipal Money.
Norman Lind is manager and Vice President of Spartan Short-Intermediate Municipal Income Fund and Spartan Intermediate Municipal Income Fund, both of which he has managed since October 1995. Mr. Lind also manages Advisor Short-Intermediate Municipal Income Fund, New York Municipal Income Fund, New York Insured Municipal Income Fund, Spartan New York Intermediate Municipal Income Fund, and Spartan New York Municipal Income Fund. Previously, he managed Spartan Municipal Income Fund, and he served as a municipal research analyst. Mr. Lind joined Fidelity in 1986.
David Murphy is manager and Vice President of Spartan Municipal Income Fund, which he has managed since October 1995. Mr. Murphy also manages Michigan Municipal Income, Municipal Income, Limited Term Municipal Income Fund, and Advisor Intermediate Municipal Income Fund. Previously he managed Spartan Short-Intermediate Municipal Income Fund, Spartan Intermediate Municipal Income Fund, Spartan New Jersey Municipal Income Fund, Spartan New York Intermediate Municipal Income Fund, and Advisor Short-Intermediate Municipal Income Fund. Mr. Murphy joined Fidelity in 1989.
Tanya Roy is manager of Spartan Aggressive Municipal, which she has managed since October 1995. Ms. Roy also manages Advisor High Income Municipal Fund and Aggressive Municipal Fund. Previously, she managed Municipal Bond Fund and was a municipal bond analyst. Ms. Roy joined Fidelity in 1989.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
Fidelity Distributors Corp. (FDC) distributes and markets Fidelity's funds and services. Fidelity Service Co. (FSC) performs transfer agent servicing functions for the funds.
FMR Corp. is the ultimate parent company of FMR and FMR Texas. Members of the Edward C. Johnson 3d family are the predominant owners of a class of shares of common stock representing approximately 49% of the voting power of FMR Corp. Under the Investment Company Act of 1940 (the 1940 Act), control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company; therefore, the Johnson family may be deemed under the 1940 Act to form a controlling group with respect to FMR Corp.
UMB Bank, n.a., (UMB) is each fund's transfer agent, although it employs FSC to perform these functions for each fund. UMB is located at 1010 Grand Avenue, Kansas City, Missouri.
A broker-dealer may use a portion of the commissions paid by the bond funds, to reduce custodian or transfer agent fees for the funds. FMR may use its broker-dealer affiliates and other firms that sell fund shares to carry out a fund's transactions, provided that the fund receives brokerage services and commission rates comparable to those of other broker-dealers. INVESTMENT PRINCIPLES AND RISKS
EACH FUND'S INVESTMENT APPROACH
EACH FUND seeks high current income that is free from federal income tax. Their strategies and levels of risk in pursuing this objective are different.
SPARTAN MUNICIPAL MONEY seeks to maintain a $1.00 share price by investing in high-quality, short-term municipal securities of all types. The fund normally invests so that at least 80% of its income is free from federal income tax.
When you sell your shares of the money market fund, they should be worth the same amount as when you bought them. Of course, there is no guarantee that the fund will maintain a stable $1.00 share price. The money market fund follows industry-standard guidelines on the quality and maturity of its investments, which are designed to help maintain a stable $1.00 share price. The fund will purchase only high-quality securities that FMR believes present minimal credit risks and will observe maturity restrictions on securities it buys. In general, securities with longer maturities are more vulnerable to price changes, although they may provide higher yields. It is possible that a major change in interest rates or a default on the fund's investments could cause its share price (and the value of your investment) to change.
Spartan Municipal Money may not use investment techniques which are inconsistent with the fund's goal of maintaining a stable share price. SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME stresses preservation of capital by investing in investment grade municipal securities under normal conditions. Although the fund can invest in securities of any maturity, the fund, under normal conditions, maintains a dollar-weighted average maturity of between two and five years. As of August 31, 1996, the fund's dollar-weighted average maturity was approximately 3.3 years. The fund normally invests so that 80% or more of its income is free from federal income tax.
SPARTAN INTERMEDIATE MUNICIPAL INCOME invests in investment-grade municipal securities under normal conditions. Although the fund can invest in securities of any maturity, the fund maintains a dollar-weighted average maturity of between three to 10 years under normal conditions. FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities between seven and 10 years. As of August 31, 1996, the fund's dollar-weighted average maturity was approximately 7.8 years. The fund normally invests so that at least 80% of its assets are invested in municipal securities whose interest is free from federal income tax.
SPARTAN MUNICIPAL INCOME invests in investment grade municipal securities under normal conditions. Although the fund can invest in securities of any maturity, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds with maturities between eight and 18 years. As of August 31, 1996, the fund's dollar-weighted average maturity was approximately 13.8 years. The fund normally invests so that at least 80% of its income is free from federal income tax.
SPARTAN AGGRESSIVE MUNICIPAL invests in municipal securities of any quality under normal conditions. Since the fund can emphasize lower quality securities, FMR's research and analysis are an integral part of choosing the fund's investments. Although the fund can invest in securities of any maturity, FMR seeks to manage the fund so that it generally reacts to changes in interest rates similarly to municipal bonds of comparable quality with maturities between 12 and 20 years. As of August 31, 1996, the fund's dollar-weighted average maturity was approximately 15 years. The fund normally invests so that at least 80% of its assets are invested in municipal securities whose interest is free from federal income tax.
The money market fund stresses income, preservation of capital, and liquidity. The bond funds seek to provide a higher level of income by investing in a broader range of securities.
The total return from a bond is a combination of income and price gains or losses. While income is the most important component of bond returns over time, the bond funds' emphasis on income does not mean that a fund invests only in the highest-yielding bonds available, or that it can avoid risks to principal. In selecting investments for a fund, FMR considers a bond's income potential together with its potential for price gains or losses. FMR focuses on assembling a portfolio of income-producing securities that it believes will provide the best tradeoff between risk and return within the range of securities that are eligible investments for the fund.
Each fund's yield and each bond fund's share price change daily and are based on interest rates, market conditions, other economic and political news, and on the quality and maturity of its investments. In general, bond prices rise when interest rates fall, and vice versa. This effect is usually more pronounced for longer-term securities. Lower-quality securities offer higher yields, but also carry more risk. FMR may use various investment techniques to hedge a portion of the bond funds' risks, but there is no guarantee that these strategies will work as intended. When you sell your shares of the bond funds, they may be worth more or less than what you paid for them.
If you are subject to the federal alternative minimum tax, you should note that each fund may invest all of its assets in municipal securities issued to finance private activities. The interest from these investments is a tax-preference item for purposes of the tax.
FMR normally invests each fund's assets according to its investment strategy. The funds do not expect to invest in federally taxable obligations, and the bond funds do not expect to invest in state taxable obligations. Each fund also reserves the right to invest without limitation in short-term instruments, to hold a substantial amount of uninvested cash, or to invest more than normally permitted in federally taxable obligations for temporary, defensive purposes.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which a fund may invest, strategies FMR may employ in pursuit of a fund's investment objective, and a summary of related risks. Any restrictions listed supplement those discussed earlier in this section. A complete listing of each fund's limitations and more detailed information about each fund's investments are contained in the fund's SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques unless it believes that they are consistent with a fund's investment objective and policies and that doing so will help a fund achieve its goal. Fund holdings and recent investment strategies are detailed in each fund's financial reports, which are sent to shareholders twice a year. For a free SAI or financial report, call 1-800-544-8888.
DEBT SECURITIES. Bonds and other debt instruments are used by issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest, and must repay the amount borrowed at maturity. Some debt securities, such as zero coupon bonds, do not pay current interest, but are purchased at a discount from their face values. In general, bond prices rise when interest rates fall, and vice versa. Debt securities have varying degrees of quality and varying levels of sensitivity to changes in interest rates. Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds. Investment-grade debt securities are medium and high quality securities. Some, however, may possess speculative characteristics and may be more sensitive to economic changes and to changes in the financial condition of issuers.
Lower-quality debt securities are considered to have speculative characteristics, and involve greater risk of default or price changes due to changes in the issuer's creditworthiness, or they may already be in default. The market prices of these securities may fluctuate more than higher quality securities and may decline significantly in periods of general or regional economic difficulty.
The table on page provides a summary of ratings assigned to debt holdings (not including money market instruments) in the Spartan Aggressive Municipal's portfolio. These figures are dollar-weighted averages of month-end portfolio holdings during fiscal 1996, and are presented as a percentage of total security investments. These percentages are historical and do not necessarily indicate a fund's current or future debt holdings.
RESTRICTIONS: Spartan Short-Intermediate Municipal Income, Spartan Intermediate Municipal Income, and Spartan Municipal Income normally invest in investment-grade securities, but reserve the right to invest up to 5% of their assets in below investment-grade securities (sometimes called "municipal junk bonds"). A security is considered to be investment-grade if it is rated investment grade by Moody's Investors Service, Standard and Poor's, Duff & Phelps Credit Rating Co., or Fitch Investors Service, L.P. or is unrated but judged by FMR to be of equivalent quality. Spartan Aggressive Municipal Fund does not currently intend to invest more than 10% of its total assets in bonds that are in default.
SPARTAN AGGRESSIVE MUNICIPAL
Fiscal 1996 Debt Holdings, by Rating MOODY'S
 INVESTORS SERVICE STANDARD & POOR'S
 (AS A % OF INVESTMENTS) (AS A % OF
INVESTMENTS)
 Rating  Average  Rating  Average
INVESTMENT GRADE
Highest quality Aaa 25.81% AAA 24.38%
High quality Aa 3.80% AA 3.51%
Upper-medium grade A 12.27% A 12.64%
Medium grade Baa 15.53% BBB 19.47%
LOWER QUALITY
Moderately speculative Ba 7.54% BB 10.01%
Speculative B 0.10% B .70%
Highly speculative Caa 0.00% CCC 0.00%
Poor quality Ca 0.00% CC 0.00%
Lowest quality, no interest C  C
In default, in arrears --  D 0.00%
  65.05%  70.71%
 (AS A % OF INVESTMENTS)
SECURITIES NOT RATED BY MOODY'S OR S&P(dagger)
Investment Grade (double dagger) 1.42%
Lower Quality (double dagger) 16.85%
Total 18.27%
(dagger) THE DOLLAR-WEIGHTED AVERAGE PERCENTAGES REFLECTED IN THE TABLE MAY INCLUDE SECURITIES RATED BY OTHER NATIONALLY RECOGNIZED RATING SERVICES, AS WELL AS UNRATED SECURITIES.
(double dagger) AS DETERMINED BY FMR

MUNICIPAL SECURITIES are issued to raise money for a variety of public or private purposes, including general financing for state and local governments, or financing for specific projects or public facilities. They may be issued in anticipation of future revenues, and may be backed by the full taxing power of a municipality, the revenues from a specific project, or the credit of a private organization. The value of some or all municipal securities may be affected by uncertainties in the municipal market related to legislation or litigation involving the taxation of municipal securities or the rights of municipal securities holders. A fund may own a municipal security directly or through a participation interest.
CREDIT SUPPORT. Issuers may employ various forms of credit enhancement, including letters of credit, guarantees, or insurance from a bank, insurance company, or other entity. These arrangements expose the fund to the credit risk of the entity. In the case of foreign entities, extensive public information about the entity may not be available and the entity may be subject to unfavorable political, economic, governmental developments which might affect its ability to honor its commitment.
MONEY MARKET SECURITIES are high quality, short term instruments issued by municipalities, local and state governments, and other entities. These securities may carry fixed, variable, or floating interest rates. Some money market securities employ a trust or similar structure to modify the maturity, price characteristics, or quality of financial assets so that they are eligible investments for money market funds. If the structure does not perform as intended, adverse tax or investment consequences may result. ASSET-BACKED SECURITIES include interests in pools of purchase contracts, financing leases, or sales agreements entered into by municipalities. These securities usually rely on continued payments by a municipality, and may also be subject to prepayment risk.
VARIABLE AND FLOATING RATE SECURITIES have interest rates that are periodically adjusted either at specific intervals or whenever a benchmark rate changes. Inverse floaters have interest rates that move in the opposite direction from a benchmark, making the security's market value more volatile.
RESTRICTIONS: Spartan Municipal Money may not purchase certain types of variable and floating rate securities which are inconsistent with the funds goal of maintaining a stable share price.
MUNICIPAL LEASE OBLIGATIONS are used by municipalities to acquire land, equipment, or facilities. If the municipality stops making payments or transfers its obligations to a private entity, the obligation could lose value or become taxable.
OTHER MUNICIPAL SECURITIES may include obligations of U.S. territories and possessions such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations.
PUT FEATURES entitle the holder to put (sell back) a security to the issuer or another party. In exchange for this benefit, a fund may accept a lower interest rate. The credit quality of the investment may be affected by the creditworthiness of the put provider. Demand features, standby commitments and tender options are types of put features.
PRIVATE ENTITIES may be involved in some municipal securities. For example, industrial revenue bonds are backed by private entities, and resource recovery bonds often involve private corporations. The viability of a project or tax incentives could affect the value and credit quality of these securities.
ADJUSTING INVESTMENT EXPOSURE. A fund can use various techniques to increase or decrease its exposure to changing security prices, interest rates, commodity prices, or other factors that affect security values. These techniques may involve derivative transactions such as, buying and selling options and futures contracts, entering into swap agreements and purchasing indexed securities.
FMR can use these practices to adjust the risk and return characteristics of a fund's portfolio of investments. If FMR judges market conditions incorrectly or employs a strategy that does not correlate well with a fund's investments, these techniques could result in a loss, regardless of whether the intent was to reduce risk or increase return. These techniques may increase the volatility of a fund and may involve a small investment of cash relative to the magnitude of the risk assumed. In addition, these techniques could result in a loss if the counterparty to the transaction does not perform as promised.
ILLIQUID AND RESTRICTED SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price. The sale of some illiquid securities and some other securities may be subject to legal restrictions. Difficulty in selling securities may result in a loss or may be costly to a fund.
RESTRICTIONS: A fund may not purchase a security if, as a result, more than 10% of its assets would be invested in illiquid securities.
WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS are trading practices in which payment and delivery for the securities take place at a future date. The market value of a security could change during this period.
CASH MANAGEMENT. A fund may invest in money market securities, and in a money market fund, available only to funds and accounts managed by FMR or its affiliates whose goal is to seek a high level of current income exempt from federal income tax while maintaining a stable $1.00 share price. A major change in interest rates or a default on the money market fund's investments could cause its share price to change.
DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. This may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry or type of project. Economic, business, or political changes can affect all securities of a similar type. A fund that is not diversified may be more sensitive to changes in the market value of a single issuer or industry.
RESTRICTIONS: With respect to 75% of total assets, Spartan Municipal Money may not invest more than 5% of its total assets in any one issuer. Spartan Short-Intermediate Municipal Income, Spartan Intermediate Municipal Income, Spartan Municipal Income, and Spartan Aggressive Municipal are all considered non-diversified. Generally, to meet federal requirements at the close of each quarter, a fund does not invest more than 25% of its total assets in any one issuer and, with respect to 50% of total assets, does not invest more than 5% of its total assets in any one issuer. These limitations do not apply to U.S. government securities. A fund may invest more than 25% of its total assets in tax free securities that finance similar types of projects.
BORROWING. Each fund may borrow from banks or from other funds advised by FMR, or through reverse repurchase agreements. If a fund borrows money, its share price may be subject to greater fluctuation until the borrowing is paid off. If a fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.
RESTRICTIONS: Each fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 331/3% of its total assets. FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraphs restate all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraphs, can be changed without shareholder approval.
SPARTAN MUNICIPAL MONEY seeks as high level of federally tax-exempt income as is consistent with the preservation of capital and liquidity. The fund will normally invest so that at least 80% of its income is free from federal income tax.
With respect to 75% of its total assets, the fund may not purchase a security if, as a result, more than 5% would be invested in the securities of any one issuer.
SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME seeks as high a level of current income, exempt from federal income tax, as is consistent with preservation of capital by investing primarily in short term municipal obligations. The fund will normally invest so that at least 80% of its income is free from federal income tax.
SPARTAN INTERMEDIATE MUNICIPAL INCOME seeks high current income that is exempt from federal income tax, by investing in municipal obligations. The fund will normally invest so that at least 80% if its assets are invested in municipal securities whose interest is free from federal income tax. SPARTAN MUNICIPAL INCOME seeks high current income by investing primarily in municipal securities. The fund will normally invest so that at least 80% of its income is free from federal income tax.
SPARTAN AGGRESSIVE MUNICIPAL seeks a high current yield that is exempt from federal income tax. The fund will normally invest so that at least 80% of its assets are invested in municipal securities whose interest is free from federal income tax.
EACH FUND may borrow solely for temporary or emergency purposes, but not in an amount exceeding 33% of its total assets.
BREAKDOWN OF EXPENSES
Like all mutual funds, the funds pay fees related to their daily operations. Expenses paid out of a fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
Each fund pays a MANAGEMENT FEE to FMR for managing its investments and business affairs. FMR in turn pays fees to an affiliate who provides assistance with these services for Spartan Municipal Money.
FMR may, from time to time, agree to reimburse the funds for management fees above a specified limit. FMR retains the ability to be repaid by a fund if expenses fall below the specified limit prior to the end of the fiscal year. Reimbursement arrangements, which may be terminated at any time without notice, can decrease a fund's expenses and boost its performance.
MANAGEMENT FEE
The management fee is calculated and paid to FMR every month. The table below, shows the annual rate of each funds management fee as a percentage of average net assets for the fiscal year ended 1996.
FMR has voluntarily agreed to limit Spartan Municipal Money's total operating expenses to an annual rate of .40% of average net assets for the fiscal year ended 1996.
MANAGEMENT AND TRANSACTION FEES
MANAGEMENT FEES   TRANSACTIONS FEES

      Before          After          Exchang   Closeout   Wire   Checkwriti
      reimbursement   reimbursemen   e                           ng
                      t

Spartan          .50%   .40%   $10,4   $2,6   $2,30   $14,2
Municipal                      44      84     5       81
Money

Spartan Short-   .55%   n/a    $7,79   $2,3   $590    $1,65
Intermediate                   0       35             3
Municipal

Spartan          .55%   .50%   $1,80   $685   $545    $446
Intermediate                   5
Municipal

Spartan          .55%   n/a    $3,85   $1,7   $425    n/a
Municipal                      5       65
Income

Spartan          .60%   n/a    $665    $175   $45     n/a
Aggressive
Municipal

FMR HAS A SUB-ADVISORY AGREEMENT with FMR Texas, which has primary responsibility for providing investment management for Spartan Municipal Money, while FMR retains responsibility for providing other management services. FMR pays FMR Texas 50% of its management fee (before expense reimbursements) for these services.
FSC performs many transaction and accounting functions for the funds. These services include processing shareholder transactions and calculating each fund's share price. FMR, and not the funds, pays for these services.
To offset shareholder service costs, FMR or its affiliates also collect the funds $5.00 exchange fee, $5.00 account close out fee, $5.00 fee for wire purchases and redemptions, and for Spartan Municipal Money, Spartan Short-Intermediate Municipal Income, and Spartan Intermediate Municipal Income, the $2.00 check writing charge. The table on page shows what these fees amounted for the fiscal year ended 1996.
Each fund has adopted a Distribution and Service Plan. These plans recognize that FMR may use its resources, including management fees, to pay expenses associated with the sale of fund shares. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the fund's shares. It is important to note, however, that the funds do not pay FMR any separate fees for this service.
The table below shows each fund's turnover rate for the fiscal year ended 1996. These rates vary from year to year.
PORTFOLIO TURNOVER RATES
Spartan Municipal Money n/a
Spartan Short-Intermediate Municipal 78%
Spartan Intermediate Municipal 64%
Spartan Municipal Income 49%
Spartan Aggressive Municipal 45%
YOUR ACCOUNT


DOING BUSINESS WITH FIDELITY
Fidelity Investments was established in 1946 to manage one of America's first mutual funds. Today, Fidelity is the largest mutual fund company in the country, and is known as an innovative provider of high-quality financial services to individuals and institutions.
In addition to its mutual fund business, the company operates one of America's leading discount brokerage firms, Fidelity Brokerage Services, Inc. (FBSI). Fidelity is also a leader in providing tax-sheltered retirement plans for individuals investing on their own or through their employer.
Fidelity is committed to providing investors with practical information to make investment decisions. Based in Boston, Fidelity provides customers with complete service 24 hours a day, 365 days a year, through a network of telephone service centers around the country.
To reach Fidelity for general information, call these numbers:
(small solid bullet) For mutual funds, 1-800-544-8888
(small solid bullet) For brokerage, 1-800-544-7272
If you would prefer to speak with a representative in person, Fidelity has over 80 walk-in Investor Centers across the country.
TYPES OF ACCOUNTS
You may set up an account directly in a fund or, if you own or intend to purchase individual securities as part of your total investment portfolio, you may consider investing in a fund through a brokerage account.
If you are investing through FBSI or another financial institution or investment professional, refer to its program materials for any special provisions regarding your investment in the fund.
The different ways to set up (register) your account with Fidelity are listed in the table that follows.
WAYS TO SET UP YOUR ACCOUNT
INDIVIDUAL OR JOINT TENANT
FOR YOUR GENERAL INVESTMENT NEEDS
Individual accounts are owned by one person. Joint accounts can have two or more owners (tenants).
GIFTS OR TRANSFERS TO A MINOR (UGMA, UTMA)
TO INVEST FOR A CHILD'S EDUCATION OR OTHER FUTURE NEEDS
These custodial accounts provide a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Depending on state laws, you can set up a custodial account under the Uniform Gifts to Minors Act (UGMA) or the Uniform Transfers to Minors Act (UTMA).
TRUST
FOR MONEY BEING INVESTED BY A TRUST
The trust must be established before an account can be opened.
BUSINESS OR ORGANIZATION
FOR INVESTMENT NEEDS OF CORPORATIONS, ASSOCIATIONS, PARTNERSHIPS, OR OTHER
GROUPS
Requires a special application.
HOW TO BUY SHARES
EACH FUND'S SHARE PRICE, called net asset value (NAV), is calculated every business day. Spartan Municipal Money is managed to keep its share price stable at $1.00. Each fund's shares are sold without a sales charge.
Shares are purchased at the next share price calculated after your investment is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.
IF YOU ARE NEW TO FIDELITY, complete and sign an account application and mail it along with your check. You may also open your account in person or by wire as described on page . If there is no application accompanying this prospectus, call 1-800-544-8888.
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Mail in an application with a check, or
(small solid bullet) Open your account by exchanging from another Fidelity fund.
If you buy shares by check or Fidelity Money Line(registered trademark), and then sell those shares by any method other than by exchange to another Fidelity fund, the payment may be delayed for up to seven business days to ensure that your previous investment has cleared.
MINIMUM INVESTMENTS
TO OPEN AN ACCOUNT  $10,000
For Spartan Municipal Money  $25,000
TO ADD TO AN ACCOUNT  $1,000
Through regular investment plans* $500
MINIMUM BALANCE $5,000
For Spartan Municipal Money $10,000
* FOR MORE INFORMATION ABOUT REGULAR INVESTMENT PLANS, PLEASE REFER TO THE "INVESTOR SERVICES" SECTION BEGINNING ON PAGE .
These minimums may vary for investments through Fidelity Portfolio Advisory Services. Refer to the program materials for details.







UNDERSTANDING THE
SPARTAN APPROACH(registered trademark)
Fidelity's Spartan Approach is
based on the principle that
lower fund expenses can
increase returns. The Spartan
funds keep expenses low in
two ways. First, higher
investment minimums reduce
the effect of a fund's fixed
costs, many of which are paid
on a per-account basis.
Second, unlike most mutual
funds that include transaction
costs as part of overall fund
expenses, Spartan
shareholders pay directly for
the transactions they make.
(checkmark)

                                      TO OPEN AN ACCOUNT                            TO ADD TO AN ACCOUNT

Phone 1-800-544-777 (phone_graphic)   (small solid bullet) Exchange from another    (small solid bullet) Exchange from another
                                      Fidelity fund account                         Fidelity fund account
                                      with the same                                 with the same
                                      registration, including                       registration, including
                                      name, address, and                            name, address, and
                                      taxpayer ID number.                           taxpayer ID number.
                                                                                    (small solid bullet) Use Fidelity Money
                                                                                    Line to transfer from
                                                                                    your bank account. Call
                                                                                    before your first use to
                                                                                    verify that this service
                                                                                    is in place on your
                                                                                    account. Maximum
                                                                                    Money Line: $50,000.



Mail (mail_graphic)   (small solid bullet) Complete and sign the    (small solid bullet) Make your check
                      application. Make your                        payable to the complete
                      check payable to the                          name of the fund.
                      complete name of the                          Indicate your fund
                      fund of your choice.                          account number on
                      Mail to the address                           your check and mail to
                      indicated on the                              the address printed on
                      application.                                  your account statement.
                                                                    (small solid bullet) Exchange by mail: call
                                                                    1-800-544-6666 for
                                                                    instructions.



In Person (hand_graphic)   (small solid bullet) Bring your application    (small solid bullet) Bring your check to a
                           and check to a Fidelity                        Fidelity Investor Center.
                           Investor Center. Call                          Call 1-800-544-9797 for
                           1-800-544-9797 for the                         the center nearest you.
                           center nearest you.



Wire (wire_graphic)   (small solid bullet) There may be a $5.00       (small solid bullet) There may be a $5.00
                      fee for each wire                               fee for each wire
                      purchase.                                       purchase.
                      (small solid bullet) Call 1-800-544-7777 to     (small solid bullet) Wire to:
                      set up your account                             Bankers Trust
                      and to arrange a wire                           Company,
                      transaction.                                    Bank Routing
                      (small solid bullet) Wire within 24 hours to:   #021001033,
                      Bankers Trust                                   Account #00163053.
                      Company,                                        Specify the complete
                      Bank Routing                                    name of the fund and
                      #021001033,                                     include your account
                      Account #00163053.                              number and your
                      Specify the complete                            name.
                      name of the fund and
                      include your new
                      account number and
                      your name.



Automatically (automatic_graphic)   (small solid bullet) Not available.   (small solid bullet) Use Fidelity Automatic
                                                                          Account Builder. Sign
                                                                          up for this service
                                                                          when opening your
                                                                          account, or call
                                                                          1-800-544-6666 to add
                                                                          it.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received and accepted. Share price is normally calculated at 4 p.m. Eastern time.
IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least $5,000 worth of shares in the account ($10,000 for Spartan Municipal Money) to keep it open.
TO SELL SHARES BY BANK WIRE OR FIDELITY MONEY LINE, you will need to sign up for these services in advance.
CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. It is designed to protect you and Fidelity from fraud. Your request must be made in writing and include a signature guarantee if any of the following situations apply:
(small solid bullet) You wish to redeem more than $100,000 worth of shares, (small solid bullet) Your account registration has changed within the last 30 days,
(small solid bullet) The check is being mailed to a different address than the one on your account (record address),
(small solid bullet) The check is being made payable to someone other than the account owner, or
(small solid bullet) The redemption proceeds are being transferred to a Fidelity account with a different registration.
You should be able to obtain a signature guarantee from a bank, broker (including Fidelity Investor Centers), dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee. SELLING SHARES IN WRITING
Write a "letter of instruction" with:
(small solid bullet) Your name,
(small solid bullet) The fund's name,
(small solid bullet) Your fund account number,
(small solid bullet) The dollar amount or number of shares to be redeemed,
and
(small solid bullet) Any other applicable requirements listed in the table that follows.
Unless otherwise instructed, Fidelity will send a check to the record address. Deliver your letter to a Fidelity Investor Center, or mail it to:
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
CHECKWRITING
If you have a checkbook for your account in Spartan Municipal Money, Spartan Short-Intermediate Municipal Income, or Spartan Intermediate Municipal Income, you may write an unlimited number of checks. Do not, however, try to close out your account by check.
      ACCOUNT TYPE   SPECIAL REQUIREMENTS


IF YOU SELL SHARES OF SPARTAN MUNICIPAL INCOME OR SPARTAN AGGRESSIVE MUNICIPAL AFTER
HOLDING THEM LESS THAN 180 DAYS, THE FUND WILL DEDUCT A REDEMPTION FEE EQUAL TO .50%
AND 1.00% RESPECTIVELY, OF THE VALUE OF THOSE SHARES. IF YOUR ACCOUNT BALANCE IS LESS
THAN $50,000, THERE ARE FEES FOR INDIVIDUAL REDEMPTION TRANSACTIONS: $2.00 FOR EACH
CHECK YOU WRITE AND $5.00 FOR EACH EXCHANGE, BANK WIRE, AND ACCOUNT CLOSEOUT.



Phone 1-800-544-777 (phone_graphic)              All account types     (small solid bullet) Maximum check request:
                                                                       $100,000.
                                                                       (small solid bullet) For Money Line transfers to
                                                                       your bank account; minimum:
                                                                       $10; maximum: $100,000.
                                                                       (small solid bullet) You may exchange to other
                                                                       Fidelity funds if both
                                                                       accounts are registered with
                                                                       the same name(s), address,
                                                                       and taxpayer ID number.

Mail or in Person (mail_graphic)(hand_graphic)   Individual, Joint     (small solid bullet) The letter of instruction must
                                                 Tenant,               be signed by all persons
                                                 Sole Proprietorship   required to sign for
                                                 , UGMA, UTMA          transactions, exactly as their
                                                 Trust                 names appear on the
                                                                       account.
                                                                       (small solid bullet) The trustee must sign the
                                                                       letter indicating capacity as
                                                 Business or           trustee. If the trustee's name
                                                 Organization          is not in the account
                                                                       registration, provide a copy of
                                                                       the trust document certified
                                                                       within the last 60 days.
                                                                       (small solid bullet) At least one person
                                                 Executor,             authorized by corporate
                                                 Administrator,        resolution to act on the
                                                 Conservator,          account must sign the letter.
                                                 Guardian              (small solid bullet) Include a corporate
                                                                       resolution with corporate seal
                                                                       or a signature guarantee.
                                                                       (small solid bullet) Call 1-800-544-6666 for
                                                                       instructions.

Wire (wire_graphic)                              All account types     (small solid bullet) You must sign up for the wire
                                                                       feature before using it. To
                                                                       verify that it is in place, call
                                                                       1-800-544-6666. Minimum
                                                                       wire: $5,000.
                                                                       (small solid bullet) Your wire redemption request
                                                                       must be received by Fidelity
                                                                       before 4 p.m. Eastern time
                                                                       for money to be wired on the
                                                                       next business day.



Check (check_graphic)   All account types   (small solid bullet) Minimum check: $1,000.
                                            (small solid bullet) All account owners must sign
                                            a signature card to receive a
                                            checkbook.



(tdd_graphic) TDD - Service for the Deaf and Hearing Impaired: 1-800-544-0118


INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account. INFORMATION SERVICES
FIDELITY'S TELEPHONE REPRESENTATIVES are available 24 hours a day, 365 days a year. Whenever you call, you can speak with someone equipped to provide the information or service you need.
24-HOUR SERVICE
ACCOUNT ASSISTANCE
1-800-544-6666
ACCOUNT TRANSACTIONS
1-800-544-7777
PRODUCT INFORMATION
1-800-544-8888
RETIREMENT ACCOUNT
ASSISTANCE
1-800-544-4774
TOUCHTONE XPRESSSM
1-800-544-5555
 AUTOMATED SERVICE
(checkmark)
STATEMENTS AND REPORTS that Fidelity sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except reinvestments, that affects your account balance or your account registration)
(small solid bullet) Account statements (quarterly)
(small solid bullet) Financial reports (every six months)
To reduce expenses, only one copy of most financial reports and prospectuses will be mailed to your household, even if you have more than one account in the fund. Call 1-800-544-6666 if you need copies of financial reports, prospectuses, or historical account information. TRANSACTION SERVICES
EXCHANGE PRIVILEGE. You may sell your fund shares and buy shares of other Fidelity funds by telephone or in writing. There may be a $5.00 fee for each exchange out of the funds, unless you place your transaction on Fidelity's automated exchange services.
Note that exchanges out of a fund are limited to four per calendar year, and that they may have tax consequences for you. For details on policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see page . SYSTEMATIC WITHDRAWAL PLANS let you set up periodic redemptions from your account.
FIDELITY MONEY LINE(registered trademark) enables you to transfer money by phone between your bank account and your fund account. Most transfers are complete within three business days of your call.
REGULAR INVESTMENT PLANS
One easy way to pursue your financial goals is to invest money regularly. Fidelity offers convenient services that let you transfer money into your fund account, or between fund accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for a home, educational expenses, and other long-term financial goals.
REGULAR INVESTMENT PLANS
FIDELITY AUTOMATIC ACCOUNT BUILDERSM
TO MOVE MONEY FROM YOUR BANK ACCOUNT TO A FIDELITY FUND

MINIMUM   FREQUENCY     SETTING UP OR CHANGING
$500      Monthly or    (small solid bullet) For a new account, complete the
          quarterly     appropriate section on the fund
                        application.
                        (small solid bullet) For existing accounts, call
                        1-800-544-6666 for an application.
                        (small solid bullet) To change the amount or frequency of
                        your investment, call 1-800-544-6666 at
                        least three business days prior to your
                        next scheduled investment date.


DIRECT DEPOSIT
TO SEND ALL OR A PORTION OF YOUR PAYCHECK OR GOVERNMENT CHECK TO A FIDELITY
FUNDA

MINIMUM   FREQUENCY    SETTING UP OR CHANGING
$500      Every pay    (small solid bullet) Check the appropriate box on the fund
          period       application, or call 1-800-544-6666 for an
                       authorization form.
                       (small solid bullet) Changes require a new authorization
                       form.


FIDELITY AUTOMATIC EXCHANGE SERVICE
TO MOVE MONEY FROM A FIDELITY MONEY MARKET FUND TO ANOTHER FIDELITY FUND

MINIMUM   FREQUENCY        SETTING UP OR CHANGING
$500      Monthly,         (small solid bullet) To establish, call 1-800-544-6666 after
          bimonthly,       both accounts are opened.
          quarterly, or    (small solid bullet) To change the amount or frequency of
          annually         your investment, call 1-800-544-6666.


A BECAUSE BOND FUND SHARE PRICES FLUCTUATE, THOSE FUNDS MAY NOT BE APPROPRIATE CHOICES FOR DIRECT DEPOSIT OF YOUR ENTIRE CHECK.
SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
Each fund distributes substantially all of its net investment income and capital gains, if any, to shareholders each year. Income dividends are declared daily and paid monthly. Capital gains earned by the bond funds are normally distributed in October and December.
DISTRIBUTION OPTIONS
When you open an account, specify on your application how you want to receive your distributions. If the option you prefer is not listed on the application, call 1-800-544-6666 for instructions. Each fund offers four options (three for Spartan Municipal Money):
1. REINVESTMENT OPTION. Your dividend and capital gain distributions, if any, will be automatically reinvested in additional shares of the fund. If you do not indicate a choice on your application, you will be assigned this option.
2. INCOME-EARNED OPTION. Your capital gain distributions, if any, will be automatically reinvested, but you will be sent a check for each dividend distribution. This option is not available for Spartan Municipal Money.
3. CASH OPTION. You will be sent a check for your dividend and capital gain distributions, if any.
4. DIRECTED DIVIDENDS(registered trademark) OPTION. Your dividend and capital gain distributions, if any, will be automatically invested in another identically registered Fidelity fund.
Dividends will be reinvested at the fund's NAV on the last day of the month. Capital gain distributions, if any, will be reinvested at the NAV as of the date the fund deducts the distribution from its NAV. The mailing of distribution checks will begin within seven days.
TAXES
As with any investment, you should consider how an investment in a tax-free fund could affect you. Below are some of the funds' tax implications.
TAXES ON DISTRIBUTIONS. Interest income that a fund earns is distributed to shareholders as income dividends. Interest that is federally tax-free remains tax-free when it is distributed.



UNDERSTANDING
DISTRIBUTIONS
As a fund shareholder, you
are entitled to your share of
the fund's net income and
gains on its investments. The
fund passes its earnings
along to its investors as
DISTRIBUTIONS.
Each fund earns interest from
its investments. These are
passed along as DIVIDEND
DISTRIBUTIONS. The fund may
realize capital gains if it sells
securities for a higher price
than it paid for them. These
are passed along as CAPITAL
GAIN DISTRIBUTIONS. Money
market funds usually don't
make capital gain
distributions.
(checkmark)
However, gain on the sale of tax-free bonds results in taxable distributions. Short-term capital gains and a portion of the gain on bonds purchased at a discount are taxed as dividends. Long-term capital gain distributions are taxed as long-term capital gains. These distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31. Fidelity will send you and the IRS a statement showing the tax status of the distributions paid to you in the previous year.
The interest from some municipal securities is subject to the federal alternative minimum tax. Each fund may invest up to 100% of its assets in these securities. Individuals who are subject to the tax must report this interest on their tax returns.
A portion of a fund's dividends may be free from state or local taxes. Income from investments in your state are often tax-free to you. Each year, Fidelity will send you a breakdown of your fund's income from each state to help you calculate your taxes.
During the fiscal year ended 1996, 100% of each fund's income dividends was free from federal income tax, 77.63%, 21.11%, 32.80%, 16.55% and 21.67% of
Spartan Municipal Money's, Spartan Short-Intermediate Municipal's, Spartan Intermediate Municipal's, Spartan Municipal Income's, and Spartan Aggressive Municipal's income dividends, respectively, were subject to the federal alternative minimum tax.
TAXES ON TRANSACTIONS. Your bond fund redemptions - including exchanges to other Fidelity funds - are subject to capital gains tax. A capital gain or loss is the difference between the cost of your shares and the price you receive when you sell them.
Whenever you sell shares of a fund, Fidelity will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a consolidated transaction statement every January. However, it is up to you or your tax preparer to determine whether this sale resulted in a capital gain and, if so, the amount of tax to be paid. Be sure to keep your regular account statements; the information they contain will be essential in calculating the amount of your capital gains.
"BUYING A DIVIDEND." If you buy shares when a fund has realized but not distributed income or capital gains, you will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution.
TRANSACTION DETAILS
THE FUNDS ARE OPEN FOR BUSINESS each day the New York Stock Exchange (NYSE) is open. Fidelity normally calculates each fund's NAV as of the close of business of the NYSE, normally 4 p.m. Eastern time.
EACH FUND'S NAV is the value of a single share. The NAV is computed by adding the value of the fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.
The money market fund values the securities it owns on the basis of amortized cost. This method minimizes the effect of changes in a security's market value and helps the fund to maintain a stable $1.00 share price. For the bond funds, assets are valued primarily on the basis of market quotations, if available. Since market quotations are often unavailable, assets are usually valued by a method that the Board of Trustees believes accurately reflects fair value.
EACH FUND'S OFFERING PRICE (price to buy one share) and REDEMPTION PRICE (price to sell one share) are its NAV.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require a fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. Fidelity will request personalized security codes or other information, and may also record calls. You should verify the accuracy of your confirmation statements immediately after you receive them. If you do not want the ability to redeem and exchange by telephone, call Fidelity for instructions.
IF YOU ARE UNABLE TO REACH FIDELITY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or by visiting a Fidelity Investor Center.
EACH FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. Each fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of a fund.
WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:
(small solid bullet) All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
(small solid bullet) Fidelity does not accept cash.
(small solid bullet) When making a purchase with more than one check, each check must have a value of at least $50.
(small solid bullet) Each fund reserves the right to limit the number of checks processed at one time.
(small solid bullet) If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees a fund or its transfer agent has incurred.
(small solid bullet) You begin to earn dividends as of the first business day following the day of your purchase.
TO AVOID THE COLLECTION PERIOD associated with check and Money Line purchases, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead.
YOU MAY BUY OR SELL SHARES OF THE FUNDS THROUGH AN INVESTMENT PROFESSIONAL, INCLUDING A BROKER, who may charge you a transaction fee for this service. If you invest through an investment professional, read your investment professional's program materials for any additional service features or fees that may apply. Certain features of the fund, such as the minimum initial or subsequent investment amounts, may be modified.
CERTAIN FINANCIAL INSTITUTIONS that have entered into sales agreements with FDC may enter confirmed purchase orders on behalf of customers by phone, with payment to follow no later than the time when a fund is priced on the following business day. If payment is not received by that time, the financial institution could be held liable for resulting fees or losses. WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:
(small solid bullet) Normally, redemption proceeds will be mailed to you on the next business day, but if making immediate payment could adversely affect a fund, it may take up to seven days to pay you.
(small solid bullet) Fidelity Money Line redemptions generally will be credited to your bank account on the second or third business day after your phone call.
(small solid bullet) Each fund may hold payment on redemptions until it is reasonably satisfied that investments made by check or Fidelity Money Line have been collected, which can take up to seven business days.
(small solid bullet) Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
(small solid bullet) If you sell shares by writing a check and the amount of the check is greater than the value of your account, your check will be returned to you and you may be subject to additional charges.
THE REDEMPTION FEE for Spartan Municipal Income and Spartan Aggressive Municipal, if applicable, will be deducted from the amount of your redemption. This fee is paid to the fund rather than FMR, and it does not apply to shares that were acquired through reinvestment of distributions. If shares you are redeeming were not all held for the same length of time, those shares you held longest will be redeemed first for purposes of determining whether the fee applies.
THE FEES FOR INDIVIDUAL TRANSACTIONS are waived if your account balance at the time of the transaction is $50,000 or more. Otherwise, you should note the following:
(small solid bullet) The $2.00 checkwriting charge will be deducted from your account.
(small solid bullet) The $5.00 exchange fee will be deducted from the amount of your exchange.
(small solid bullet) The $5.00 wire fee will be deducted from the amount of your wire.
(small solid bullet) The $5.00 account closeout fee does not apply to exchanges or wires, but it will apply to checkwriting.
FIDELITY RESERVES THE RIGHT TO DEDUCT AN ANNUAL MAINTENANCE FEE of $12.00 from accounts with a value of less than $2,500, subject to an annual maximum charge of $60.00 per shareholder. It is expected that accounts will be valued on the second Friday in November of each year. Accounts opened after September 30 will not be subject to the fee for that year. The fee, which is payable to the transfer agent, is designed to offset in part the relatively higher costs of servicing smaller accounts. The fee will not be deducted from retirement accounts (except non-prototype retirement accounts), accounts using regular investment plans, or if total assets in Fidelity funds exceed $50,000. Eligibility for the $50,000 waiver is determined by aggregating Fidelity mutual fund accounts maintained by FSC or FBSI which are registered under the same Social Security number or which list the same Social Security number for the custodian of a Uniform Gifts/Transfers to Minors Act account.
IF YOUR ACCOUNT BALANCE FALLS BELOW $5,000 ($10,000 for Spartan Municipal Money) you will be given 30 days' notice to reestablish the minimum balance. If you do not increase your balance, Fidelity reserves the right to close your account and send the proceeds to you. Your shares will be redeemed at the NAV on the day your account is closed and the $5.00 account closeout fee will be charged.
FIDELITY MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
EXCHANGE RESTRICTIONS
As a shareholder, you have the privilege of exchanging shares of a fund for shares of other Fidelity funds. However, you should note the following:
(small solid bullet) The fund you are exchanging into must be registered for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) If you exchange into a fund with a sales charge, you pay the percentage-point difference between that fund's sales charge and any sales charge you have previously paid in connection with the shares you are exchanging. For example, if you had already paid a sales charge of 2% on your shares and you exchange them into a fund with a 3% sales charge, you would pay an additional 1% sales charge.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Because excessive trading can hurt fund performance and shareholders, each fund reserves the right to temporarily or permanently terminate the exchange privilege of any investor who makes more than four exchanges out of the fund per calendar year. Accounts under common ownership or control, including accounts with the same taxpayer identification number, will be counted together for purposes of the four exchange limit.
(small solid bullet) Each fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if a fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a fund.
Although the funds will attempt to give you prior notice whenever they are reasonably able to do so, they may impose these restrictions at any time. The funds reserve the right to terminate or modify the exchange privilege in the future.
OTHER FUNDS MAY HAVE DIFFERENT EXCHANGE RESTRICTIONS, and may impose administrative fees of up to $7.50 and redemption fees of up to 1.50% on exchanges. Check each fund's prospectus for details.


This prospectus is printed on recycled paper using soy-based inks. SPARTAN(Registered trademark) MUNICIPAL FUNDS
SPARTAN MUNICIPAL MONEY FUND
A FUND OF FIDELITY UNION STREET TRUST II
SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME FUND
SPARTAN INTERMEDIATE MUNICIPAL INCOME FUND
SPARTAN MUNICIPAL INCOME FUND
SPARTAN AGGRESSIVE MUNICIPAL FUND
FUNDS OF FIDELITY UNION STREET TRUST
STATEMENT OF ADDITIONAL INFORMATION
OCTOBER 18, 1996
This Statement is not a prospectus but should be read in conjunction with the funds' current Prospectus (dated October 18, 1996). Please retain this document for future reference. The funds' financial statements and financial highlights, included in the Annual Report for the fiscal year ended August 31, 1996, are incorporated herein by reference. To obtain an additional copy of the Prospectus or the Annual Report, please call Fidelity Distributors Corporation at 1-800-544-8888.
TABLE OF CONTENTS                                PAGE



Investment Policies and Limitations

Portfolio Transactions

Valuation of Portfolio Securities

Performance

Additional Purchase and Redemption Information

Distributions and Taxes

FMR

Trustees and Officers

Management Contracts

Distribution and Service Plans

Contracts with FMR Affiliates

Description of the Trusts

Financial Statements

Appendix

INVESTMENT ADVISER
Fidelity Management & Research Company (FMR)
INVESTMENT SUB-ADVISER
FMR Texas Inc. (FMR Texas) (Spartan Municipal Money)
DISTRIBUTOR
Fidelity Distributors Corporation (FDC)
TRANSFER AGENT
UMB Bank, n.a. (UMB )
and Fidelity Service Co. (FSC)
SMU-ptb-1096
INVESTMENT POLICIES AND LIMITATIONS
The following policies and limitations supplement those set forth in the Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of a fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the fund's investment policies and limitations.
The fund's fundamental investment policies and limitations cannot be changed without approval by a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940) of the fund. However, except for the fundamental investment limitations listed below the investment policies and limitations described in this Statement of Additional Information are not fundamental and may be changed without shareholder approval.
INVESTMENT LIMITATIONS OF SPARTAN MUNICIPAL MONEY FUND
(SPARTAN MUNICIPAL MONEY)
THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) with respect to 75% of the fund's total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government, or any of its agencies or instrumentalities) if, as a result thereof, (a) more than 5% of the fund's total assets would be invested in the securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer;
(2) issue senior securities, except as permitted under the Investment Company Act of 1940;
(3) sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short;
(4) purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions;
(5) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(6) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(7) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(8) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(9) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; or
(10) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties (for this purpose, purchasing debt securities and engaging in repurchase agreements do not constitute lending).
(11) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL, AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) The fund does not currently intend to purchase the voting securities of any issuer.
(ii) The fund does not currently intend to sell securities short.
(iii) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (5)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(iv) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(v) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the New York Stock Exchange or the American Stock Exchange or traded on the NASDAQ National Market System.
(vi) The fund does not currently intend to purchase or sell futures contracts or call options. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options or futures contracts.
(vii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(viii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply (i) to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger, or (ii) to securities of other open-ended investment companies managed by FMR or a successor or affiliate purchased pursuant to an exemptive order granted by the SEC.
(ix) The fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be invested in the securities of business enterprises that, including predecessors, have a record of less than three years of continuous operation.
(x) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(xi) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities.
(xii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitations (1) and (7), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For purposes of limitation (ix), pass-through entities and other special purpose vehicles or pools of financial assets, such as issuers of asset-backed securities or investment companies, are not considered "business enterprises."
For the money market fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
INVESTMENT LIMITATIONS OF SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME FUND (SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME)
THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties (but this limitation does not apply to purchases of debt securities or to repurchase agreements).
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(vii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply (i) to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger or (ii) to securities of other open-ended investment companies managed by FMR or a successor or affiliate purchased pursuant to an exemptive order granted by the SEC.
(viii) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(ix) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities.
(x) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitations (4), and (i), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its total assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For the fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" beginning on page .
INVESTMENT LIMITATIONS OF SPARTAN INTERMEDIATE MUNICIPAL INCOME FUND (SPARTAN INTERMEDIATE MUNICIPAL INCOME)
THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the New York Stock Exchange or the American Stock Exchange or traded on the NASDAQ National Market System.
(vii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(viii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply (i) to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger or (ii) to securities of other open-ended investment companies managed by FMR or a successor or affiliate purchased pursuant to an exemptive order granted by the SEC.
(ix) The fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be interested in the securities of business enterprises that, including predecessors, have a record of less than three years of continuous operation.
(x) The fund does not currently intend to purchase warrants, valued at the lower of cost or market, in excess of 5% of the fund's net assets. Included in that amount, but not to exceed 2% of the fund's net assets may be warrants that are not listed on the New York Stock Exchange or the American Stock Exchange. Warrants acquired by the fund in units or attached to securities are not subject to these restrictions.
(xi) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(xii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitations (4) and (i), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For purposes of limitation (ix), pass-through entities and other special purpose vehicles or pools of financial assets, such as issuers of asset-backed securities or investment companies, are not considered "business enterprises."
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its total assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For the fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" beginning on page .
INVESTMENT LIMITATIONS OF SPARTAN MUNICIPAL INCOME FUND
(SPARTAN MUNICIPAL INCOME)
THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others, except to the extent that the fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business).
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL, AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the New York Stock Exchange or the American Stock Exchange or traded on the NASDAQ National Market System.
(vii) The fund does not currently intend to purchase or sell futures contracts on physical commodities.
(viii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(ix) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(x) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply (i) to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger or (ii) to securities of other open-ended investment companies managed by FMR or a successor or affiliate purchased pursuant to an exemptive order granted by the SEC.
(xi) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
(xii) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities.
For purposes of limitations (4) and (i), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its total assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For the fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" beginning on page .
INVESTMENT LIMITATIONS OF SPARTAN AGGRESSIVE MUNICIPAL FUND
(SPARTAN AGGRESSIVE MUNICIPAL)
THE FOLLOWING ARE THE FUND'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the Investment Company Act of 1940;
(2) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing) if, as a result, more than 25% of the fund's total assets would be invested in securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities); or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) In order to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, the fund currently intends to comply with certain diversification limits imposed by Subchapter M.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2)). The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the New York Stock Exchange or the American Stock Exchange or traded on the NASDAQ National Market System.
(vii) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(viii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply (i) to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger or (ii) to securities of other open-ended investment companies managed by FMR or a successor or affiliate purchased pursuant to an exemptive order granted by the SEC.
(ix) The fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be invested in the securities of business enterprises that, including predecessors, have a record of less than three years of continuous operation.
(x) The fund does not currently intend to purchase warrants, valued at the lower of cost or market, in excess of 5% of the fund's net assets. Included in that amount, but not to exceed 2% of the fund's net assets, may be warrants that are not listed on the New York Stock Exchange or the American Stock Exchange. Warrants acquired by the fund in units or attached to securities are not subject to these restrictions.
(xi) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(xii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitations (4) and (i), FMR identifies the issuer of a security depending on its terms and conditions. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
For purposes of limitation (i), Subchapter M generally requires the fund to invest no more than 25% of its total assets in securities of any one issuer and to invest at least 50% of its total assets so that no more than 5% of the fund's total assets are invested in securities of any one issuer. However, Subchapter M allows unlimited investments in cash, cash items, government securities (as defined in Subchapter M) and securities of other investment companies. These tax requirements are generally applied at the end of each quarter of the fund's taxable year.
For purposes of limitation (ix), pass-through entities and other special purpose vehicles or pools of financial assets, such as issuers of asset-backed securities or investment companies, are not considered "business enterprises."
For the fund's limitations on futures and options transactions, see the section entitled "Limitations on Futures and Options Transactions" beginning on page .
The following pages contain more detailed information about types of instruments in which a fund may invest, strategies FMR may employ in pursuit of a fund's investment objective and a summary of related risks. FMR may not buy all of these instruments or use all of these techniques unless it believes that doing so will help the fund achieve its goal. AFFILIATED BANK TRANSACTIONS. A fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the Investment Company Act of 1940. These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities; U.S. government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission (SEC), the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.
DELAYED-DELIVERY TRANSACTIONS. Each fund may buy and sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by a fund to purchase or sell specific securities at a predetermined price or yield, with payment and delivery taking place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered. The bond funds may receive fees for entering into delayed-delivery transactions. When purchasing securities on a delayed-delivery basis, each fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. Because a fund is not required to pay for securities until the delivery date, these risks are in addition to the risks associated with the fund's other investments. If a fund remains substantially fully invested at a time when delayed-delivery purchases are outstanding, the delayed-delivery purchases may result in a form of leverage. When delayed-delivery purchases are outstanding, the fund will set aside appropriate liquid assets in a segregated custodial account to cover its purchase obligations. When a fund has sold a security on a delayed-delivery basis, the fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the fund could miss a favorable price or yield opportunity, or could suffer a loss.
Each fund may renegotiate delayed-delivery transactions after they are entered into, and may sell underlying securities before they are delivered, which may result in capital gains or losses.
FEDERALLY TAXABLE OBLIGATIONS. Under normal conditions, the funds do not intend to invest in securities whose interest is federally taxable. However, from time to time on a temporary basis, each fund may invest a portion of its assets in fixed-income obligations whose interest is subject to federal income tax.
Should a fund invest in federally taxable obligations, it would purchase securities that in FMR's judgment are of high quality. These would include obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities; obligations of domestic banks; and repurchase agreements. The bond funds' standards for high-quality, taxable obligations are essentially the same as those described by Moody's Investors Service, Inc. (Moody's) in rating corporate obligations within its two highest ratings of Prime-1 and Prime-2, and those described by Standard & Poor's Corporation (S&P) in rating corporate obligations within its two highest ratings of A-1 and A-2. The money market fund will purchase taxable obligations only if they meet its quality requirements.
Proposals to restrict or eliminate the federal income tax exemption for interest on municipal obligations are introduced before Congress from time to time. Proposals also may be introduced before state legislatures that would affect the state tax treatment of the funds' distributions. If such proposals were enacted, the availability of municipal obligations and the value of the funds' holdings would be affected and the Trustees would reevaluate the funds' investment objectives and policies.
FUTURES AND OPTIONS. The following sections pertain to futures and options:
Asset Coverage for Futures and Options Positions, Combined Positions, Correlation of Price Changes, Futures Contracts, Futures Margin Payments, Limitations on Futures and Options Transactions, Liquidity of Options and Futures Contracts, OTC Options, Purchasing Put and Call Options, and Writing Put and Call Options.
ASSET COVERAGE FOR FUTURES AND OPTIONS POSITIONS. The funds will comply with guidelines established by the Securities and Exchange Commission with respect to coverage of options and futures strategies by mutual funds, and if the guidelines so require will set aside appropriate liquid assets in a segregated custodial account in the amount prescribed. Securities held in a segregated account cannot be sold while the futures or option strategy is outstanding, unless they are replaced with other suitable assets. As a result, there is a possibility that segregation of a large percentage of a fund's assets could impede portfolio management or the fund's ability to meet redemption requests or other current obligations.
COMBINED POSITIONS. A fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, a fund may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.
CORRELATION OF PRICE CHANGES. Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match a fund's current or anticipated investments exactly. The funds may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which they typically invest, which involves a risk that the options or futures position will not track the performance of a fund's other investments.
Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match a fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. A fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in a fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments. FUTURES CONTRACTS. When a fund purchases a futures contract, it agrees to purchase a specified underlying instrument at a specified future date. When a fund sells a futures contract, it agrees to sell the underlying instrument at a specified future date. The price at which the purchase and sale will take place is fixed when the fund enters into the contract. Some currently available futures contracts are based on specific securities, such as U.S. Treasury bonds or notes, and some are based on indices of securities prices, such as the Bond Buyer Municipal Bond Index. Futures can be held until their delivery dates, or can be closed out before then if a liquid secondary market is available.
The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase a fund's exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. When a fund sells a futures contract, by contrast, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore, will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.
FUTURES MARGIN PAYMENTS. The purchaser or seller of a futures contract is not required to deliver or pay for the underlying instrument unless the contract is held until the delivery date. However, both the purchaser and seller are required to deposit "initial margin" with a futures broker, known as a futures commission merchant (FCM), when the contract is entered into. Initial margin deposits are typically equal to a percentage of the contract's value. If the value of either party's position declines, that party will be required to make additional "variation margin" payments to settle the change in value on a daily basis. The party that has a gain may be entitled to receive all or a portion of this amount. Initial and variation margin payments do not constitute purchasing securities on margin for purposes of a fund's investment limitations. In the event of the bankruptcy of an FCM that holds margin on behalf of a fund, the fund may be entitled to return of margin owed to it only in proportion to the amount received by the FCM's other customers, potentially resulting in losses to the fund.
LIMITATIONS ON FUTURES AND OPTIONS TRANSACTIONS. Each bond fund has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" with the Commodity Futures Trading Commission
(CFTC) and the National Futures Association, which regulate trading in the futures markets. The funds intend to comply with Rule 4.5 under the Commodity Exchange Act, which limits the extent to which the funds can commit assets to initial margin deposits and option premiums.
In addition, each fund will not: (a) sell futures contracts, purchase put options, or write call options if, as a result, more than 25% of the fund's total assets would be hedged with futures and options under normal conditions; (b) purchase futures contracts or write put options if, as a result, the fund's total obligations upon settlement or exercise of purchased futures contracts and written put options would exceed 25% of its total assets; or (c) purchase call options if, as a result, the current value of option premiums for call options purchased by the fund would exceed 5% of the fund's total assets. These limitations do not apply to options attached to or acquired or traded together with their underlying securities, and do not apply to securities that incorporate features similar to options.
The above limitations on the funds' investments in futures contracts and options, and the funds' policies regarding futures contracts and options discussed elsewhere in this SAI, may be changed as regulatory agencies permit.
LIQUIDITY OF OPTIONS AND FUTURES CONTRACTS. There is no assurance a liquid secondary market will exist for any particular options or futures contract at any particular time. Options may have relatively low trading volume and liquidity if their strike prices are not close to the underlying instrument's current price. In addition, exchanges may establish daily price fluctuation limits for options and futures contracts, and may halt trading if a contract's price moves upward or downward more than the limit in a given day. On volatile trading days when the price fluctuation limit is reached or a trading halt is imposed, it may be impossible for a fund to enter into new positions or close out existing positions. If the secondary market for a contract is not liquid because of price fluctuation limits or otherwise, it could prevent prompt liquidation of unfavorable positions, and potentially could require a fund to continue to hold a position until delivery or expiration regardless of changes in its value. As a result, a fund's access to other assets held to cover its options or futures positions could also be impaired.
OTC OPTIONS. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size, and strike price, the terms of over-the-counter (OTC) options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the funds greater flexibility to tailor an option to its needs, OTC options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.
PURCHASING PUT AND CALL OPTIONS. By purchasing a put option, a fund obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the fund pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The fund may terminate its position in a put option it has purchased by allowing it to expire or by exercising the option. If the option is allowed to expire, the fund will lose the entire premium it paid. If the fund exercises the option, it completes the sale of the underlying instrument at the strike price. A fund may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.
The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium paid, plus related transaction costs).
The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.
WRITING PUT AND CALL OPTIONS. When a fund writes a put option, it takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the fund assumes the obligation to pay the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. When writing an option on a futures contract, the fund will be required to make margin payments to an FCM as described above for futures contracts. A fund may seek to terminate its position in a put option it writes before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option the fund has written, however, the fund must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes, and must continue to set aside assets to cover its position.
If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline. Writing a call option obligates a fund to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.
ILLIQUID INVESTMENTS are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, FMR determines the liquidity of a fund's investments and, through reports from FMR, the Board monitors investments in illiquid instruments. In determining the liquidity of a fund's investments, FMR may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment).
For the money market fund, FMR may determine some restricted securities and municipal lease obligations to be illiquid.
For the bond funds, investments currently considered to be illiquid include over-the-counter options. Also, FMR may determine some restricted securities and municipal lease obligations to be illiquid. However, with respect to over-the-counter options a fund writes, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the fund may have to close out the option before expiration.
In the absence of market quotations, illiquid investments for the money market fund are valued for purposes of monitoring amortized cost valuation, and for the bond funds are priced at fair value as determined in good faith by a committee appointed by the Board of Trustees. If through a change in values, net assets, or other circumstances, a fund were in a position where more than 10% of its net assets was invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.
INDEXED SECURITIES. Each fund may purchase securities whose prices are indexed to the prices of other securities, securities indices, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. Indexed securities may have principal payments as well as coupon payments that depend on the performance of one or more interest rates. Their coupon rates or principal payments may change by several percentage points for every 1% interest rate change. One example of indexed securities is inverse floaters.
The performance of indexed securities depends to a great extent on the performance of the security or other instrument to which they are indexed, and may also be influenced by interest rate changes. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer's creditworthiness deteriorates. Indexed securities may be more volatile than the underlying instruments.
INTERFUND BORROWING AND LENDING PROGRAM. Pursuant to an exemptive order issued by the SEC, each fund has received permission to lend money to, and borrow money from, other funds advised by FMR or its affiliates, but each fund currently intends to participate in this program only as a borrower. Interfund borrowings normally extend overnight, but can have a maximum duration of seven days. A fund will borrow through the program only when the costs are equal to or lower than the costs of bank loans. Loans may be called on one day's notice, and a fund may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed.
INVERSE FLOATERS have variable interest rates that typically move in the opposite direction from prevailing short-term interest rate levels - rising when prevailing short-term interest rates fall, and vice versa. This interest rate feature can make the prices of inverse floaters considerably more volatile than bonds with comparable maturities.
LOWER-QUALITY MUNICIPAL SECURITIES. The bond funds may invest a portion of their assets in lower-quality municipal securities as described in the Prospectus.
While the market for municipals is considered to be substantial, adverse publicity and changing investor perceptions may affect the ability of outside pricing services used by a fund to value its portfolio securities, and the fund's ability to dispose of lower-quality bonds. The outside pricing services are monitored by FMR and reported to the Board to determine whether the services are furnishing prices that accurately reflect fair value. The impact of changing investor perceptions may be especially pronounced in markets where municipal securities are thinly traded.
Each fund may choose, at its expense or in conjunction with others, to pursue litigation or otherwise exercise its rights as a security holder to seek to protect the interests of security holders if it determines this to be in the best interest of the fund's shareholders.
MUNICIPAL MARKET DISRUPTION RISK. The value of municipal securities may be affected by uncertainties in the municipal market related to legislation or litigation involving the taxation of municipal securities or the rights of municipal securities holders in the event of a bankruptcy. Municipal bankruptcies are relatively rare, and certain provisions of the U.S. Bankruptcy Code governing such bankruptcies are unclear and remain untested. Further, the application of state law to municipal issuers could produce varying results among the states or among municipal securities issuers within a state. These legal uncertainties could affect the municipal securities market generally, certain specific segments of the market, or the relative credit quality of particular securities. Any of these effects could have a significant impact on the prices of some or all of the municipal securities held by a fund, making it more difficult for the money market fund to maintain a stable net asset value per share.
MONEY MARKET SECURITIES are high-quality, short-term obligations. Some money market securities employ a trust or other similar structure to modify the maturity, price characteristics, or quality of financial assets. For example, put features can be used to modify the maturity of a security or interest rate adjustment features can be used to enhance price stability. If the structure does not perform as intended, adverse tax or investment consequences may result. Neither the Internal Revenue Service (IRS) nor any other regulatory authority has ruled definitively on certain legal issues presented by structured securities. Future tax or other regulatory determinations could adversely affect the value, liquidity, or tax treatment of the income received from these securities or the nature and timing of distributions made by the fund.
MUNICIPAL SECTORS:
ELECTRIC UTILITIES. The electric utilities industry has been experiencing, and will continue to experience, increased competitive pressures. Federal legislation in the last two years will open transmission access to any electricity supplier, although it is not presently known to what extent competition will evolve. Other risks include: (a) the availability and cost of fuel, (b) the availability and cost of capital, (c) the effects of conservation on energy demand, (d) the effects of rapidly changing environmental, safety, and licensing requirements, and other federal, state, and local regulations, (e) timely and sufficient rate increases, and
(f) opposition to nuclear power.
HEALTH CARE. The health care industry is subject to regulatory action by a number of private and governmental agencies, including federal, state, and local governmental agencies. A major source of revenues for the health care industry is payments from the Medicare and Medicaid programs. As a result, the industry is sensitive to legislative changes and reductions in governmental spending for such programs. Numerous other factors may affect the industry, such as general and local economic conditions; demand for services; expenses (including malpractice insurance premiums); and competition among health care providers. In the future, the following elements may adversely affect health care facility operations: adoption of legislation proposing a national health insurance program; other state or local health care reform measures; medical and technological advances which dramatically alter the need for health services or the way in which such services are delivered; changes in medical coverage which alter the traditional fee-for-service revenue stream; and efforts by employers, insurers, and governmental agencies to reduce the costs of health insurance and health care services.
HOUSING. Housing revenue bonds are generally issued by a state, county, city, local housing authority, or other public agency. They generally are secured by the revenues derived from mortgages purchased with proceeds of the bond issue. It is extremely difficult to predict the supply of available mortgages to be purchased with the proceeds of an issue or the future cash flow from the underlying mortgages. Consequently, there are risks that proceeds will exceed supply, resulting in early retirement of bonds, or that homeowners repayments will create an irregular cash flow. Many factors may affect the financing of multi-family housing projects, including acceptable completion of construction, proper management, occupancy and rent levels, economic conditions, and changes to current laws and regulations.
EDUCATION. In general, there are two types of education-related bonds; those issued to finance projects for public and private colleges and universities, and those representing pooled interests in student loans. Bonds issued to supply educational institutions with funds are subject to the risk of unanticipated revenue decline, primarily the result of decreasing student enrollment or decreasing state and federal funding. Among the factors that may lead to declining or insufficient revenues are restrictions on students' ability to pay tuition, availability of state and federal funding, and general economic conditions. Student loan revenue bonds are generally offered by state (or substate) authorities or commissions and are backed by pools of student loans. Underlying student loans may be guaranteed by state guarantee agencies and may be subject to reimbursement by the United States Department of Education through its guaranteed student loan program. Others may be private, uninsured loans made to parents or students which are supported by reserves or other forms of credit enhancement. Recoveries of principal due to loan defaults may be applied to redemption of bonds or may be used to re-lend, depending on program latitude and demand for loans. Cash flows supporting student loan revenue bonds are impacted by numerous factors, including the rate of student loan defaults, seasoning of the loan portfolio, and student repayment deferral periods of forbearance. Other risks associated with student loan revenue bonds include potential changes in federal legislation regarding student loan revenue bonds, state guarantee agency reimbursement and continued federal interest and other program subsidies currently in effect.
WATER AND SEWER. Water and sewer revenue bonds are often considered to have relatively secure credit as a result of their issuer's importance, monopoly status, and generally unimpeded ability to raise rates. Despite this, lack of water supply due to insufficient rain, run off, or snow pack is a concern that has led to past defaults. Further, public resistance to rate increases, costly environmental litigation, and Federal environmental mandates are challenges faced by issuers of water and sewer bonds. TRANSPORTATION. Transportation debt may be issued to finance the construction of airports, toll roads, highways, or other transit facilities. Airport bonds are dependant on the general stability of the airline industry and on the stability of a specific carrier who uses the airport as a hub. Air traffic generally follows broader economic trends and is also affected by the price and availability of fuel. Toll Road Bonds are also affected by the cost and availability of fuel, as well as toll levels, the presence of competing roads and the general economic health of the area. Fuel costs and availability also affect other transportation related securities, as do the presence of alternate forms of transportation, such as public transportation.
MUNICIPAL LEASES and participation interests therein may take the form of a lease, an installment purchase, or a conditional sale contract and are issued by state and local governments and authorities to acquire land or a wide variety of equipment and facilities. Generally, the funds will not hold such obligations directly as a lessor of the property, but will purchase a participation interest in a municipal obligation from a bank or other third party. A participation interest gives a fund a specified, undivided interest in the obligation in proportion to its purchased interest in the total amount of the obligation.
Municipal leases frequently have risks distinct from those associated with general obligation or revenue bonds. State constitutions and statutes set forth requirements that states or municipalities must meet to incur debt. These may include voter referenda, interest rate limits, or public sale requirements. Leases, installment purchases, or conditional sale contracts (which normally provide for title to the leased asset to pass to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting their constitutional and statutory requirements for the issuance of debt. Many leases and contracts include "non-appropriation clauses" providing that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the appropriate legislative body on a yearly or other periodic basis. Non-appropriation clauses free the issuer from debt issuance limitations.
PUT FEATURES entitle the holder to sell a security back to the issuer or a third party at any time or at specified intervals. They are subject to the risk that the put provider is unable to honor the put feature (purchase the security). Put providers often support their ability to buy securities on demand by obtaining letters of credit or other guarantees from other entities. Demand features, standby commitments, and tender options are types of put features.
QUALITY AND MATURITY (MONEY MARKET FUND ONLY). Pursuant to procedures adopted by the Board of Trustees, the fund may purchase only high-quality securities that FMR believes present minimal credit risks. To be considered high-quality, a security must be rated in accordance with applicable rules in one of the two highest categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security); or, if unrated, judged to be of equivalent quality by FMR.
High-quality securities are divided into "first tier" and "second tier" securities. First tier securities are those deemed to be in the highest rating category (e.g., Standard & Poor's A-1 or SP-1), and second tier securities are those deemed to be in the second highest rating category (e.g., Standard & Poor's A-2 or SP-2).
The fund currently intends to limit its investments to securities with remaining maturities of 397 days or less, and to maintain a dollar-weighted average maturity of 90 days or less. When determining the maturity of a security, the fund may look to an interest rate reset or demand feature. REFUNDING CONTRACTS. A fund may purchase securities on a when-issued basis in connection with the refinancing of an issuer's outstanding indebtedness. Refunding contracts require the issuer to sell and the fund to buy refunded municipal obligations at a stated price and yield on a settlement date that may be several months or several years in the future. A fund generally will not be obligated to pay the full purchase price if it fails to perform under a refunding contract. Instead, refunding contracts generally provide for payment of liquidated damages to the issuer (currently 15-20% of the purchase price). A fund may secure its obligations under a refunding contract by depositing collateral or a letter of credit equal to the liquidated damages provisions of the refunding contract. When required by SEC guidelines, a fund will place liquid assets in a segregated custodial account equal in amount to its obligations under refunding contracts. REPURCHASE AGREEMENTS. In a repurchase agreement, a fund purchases a security and simultaneously commits to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. To protect the fund from the risk that the original seller will not fulfill its obligation, the securities are held in an account of the fund at a bank, marked-to-market daily, and maintained at a value at least equal to the sale price plus the accrued incremental amount. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility that the value of the underlying security will be less than the resale price, as well as delays and costs to a fund in connection with bankruptcy proceedings), it is each fund's current policy to engage in repurchase agreement transactions with parties whose creditworthiness has been reviewed and found satisfactory by FMR.
RESTRICTED SECURITIES generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the Securities Act of 1933, or in a registered public offering. Where registration is required, a fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time it may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, a fund might obtain a less favorable price than prevailed when it decided to seek registration of the security. However, in general, the money market fund anticipates holding restricted securities to maturity or selling them in an exempt transaction.
REVERSE REPURCHASE AGREEMENTS. In a reverse repurchase agreement, a fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. While a reverse repurchase agreement is outstanding, the fund will maintain appropriate liquid assets in a segregated custodial account to cover its obligation under the agreement. A fund will enter into reverse repurchase agreements only with parties whose creditworthiness has been found satisfactory by FMR. Such transactions may increase fluctuations in the market value of the fund's assets and may be viewed as a form of leverage.
SOURCES OF CREDIT OR LIQUIDITY SUPPORT. FMR may rely on its evaluation of the credit of a bank or another entity in determining whether to purchase a security supported by a letter of credit guarantee, insurance or other source of credit or liquidity.
STANDBY COMMITMENTS are puts that entitle holders to same-day settlement at an exercise price equal to the amortized cost of the underlying security plus accrued interest, if any, at the time of exercise. Each fund may acquire standby commitments to enhance the liquidity of portfolio securities.
Ordinarily a fund will not transfer a standby commitment to a third party, although it could sell the underlying municipal security to a third party at any time. A fund may purchase standby commitments separate from or in conjunction with the purchase of securities subject to such commitments. In the latter case, the fund would pay a higher price for the securities acquired, thus reducing their yield to maturity.
Issuers or financial intermediaries may obtain letters of credit or other guarantees to support their ability to buy securities on demand. FMR may rely upon its evaluation of a bank's credit in determining whether to support an instrument supported by a letter of credit. In evaluating a foreign bank's credit, FMR will consider whether adequate public information about the bank is available and whether the bank may be subject to unfavorable political or economic developments, currency controls, or other governmental restrictions that might affect the bank's ability to honor its credit commitment.
Standby commitments are subject to certain risks, including the ability of issuers of standby commitments to pay for securities at the time the commitments are exercised; the fact that standby commitments are not marketable by the funds; and the possibility that the maturities of the underlying securities may be different from those of the commitments. TENDER OPTION BONDS are created by coupling an intermediate- or long-term, fixed-rate, tax-exempt bond (generally held pursuant to a custodial arrangement) with a tender agreement that gives the holder the option to tender the bond at its face value. As consideration for providing the tender option, the sponsor (usually a bank, broker-dealer, or other financial institution) receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate (determined by a remarketing or similar agent) that would cause the bond, coupled with the tender option, to trade at par on the date of such determination. After payment of the tender option fee, a fund effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate. In selecting tender option bonds for the funds, FMR will consider the creditworthiness of the issuer of the underlying bond, the custodian, and the third party provider of the tender option. In certain instances, a sponsor may terminate a tender option if, for example, the issuer of the underlying bond defaults on interest payments.
VARIABLE OR FLOATING RATE OBLIGATIONS including certain participation interests in municipal instruments, have interest rate adjustment formulas that help stabilize their market values. Many variable and floating rate instruments also carry demand features that permit a fund to sell them at par value plus accrued interest on short notice.
VARIABLE AND FLOATING RATE SECURITIES provide for periodic adjustments of the interest rate paid on the security. Variable rate securities provide for a specified periodic adjustment in the interest rate, while floating rate securities have interest rates that change whenever there is a change in a designated benchmark rate. Some variable or floating rate securities have put features.
ZERO COUPON BONDS do not make regular interest payments. Instead, they are sold at a deep discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change. In calculating its daily dividend, a fund takes into account as income a portion of the difference between a zero coupon bond's purchase price and its face value.
PORTFOLIO TRANSACTIONS
All orders for the purchase or sale of portfolio securities are placed on behalf of each fund by FMR pursuant to authority contained in the fund's management contract. In the case of the money market fund, FMR has granted investment management authority to the sub-adviser (see the section entitled "Management Contracts"), and the sub-adviser is authorized to place orders for the purchase and sale of portfolio securities, and will do so in accordance with the policies described below. FMR is also responsible for the placement of transaction orders for other investment companies and accounts for which it or its affiliates act as investment adviser. Securities purchased and sold by the money market fund generally will be traded on a net basis (i.e., without commission). In selecting broker-dealers, subject to applicable limitations of the federal securities laws, FMR considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer firm; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any commissions.
The funds may execute portfolio transactions with broker-dealers who provide research and execution services to the funds or other accounts over which FMR or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities or the purchasers or sellers of securities. In addition, such broker-dealers may furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts; effect securities transactions, and perform functions incidental thereto (such as clearance and settlement). FMR maintains a listing of broker-dealers who provide such services on a regular basis. However, as many transactions on behalf of the money market fund are placed with broker-dealers (including broker-dealers on the list) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such broker-dealers solely because such services were provided. The selection of such broker-dealers generally is made by FMR (to the extent possible consistent with execution considerations) based upon the quality of research and execution services provided.
The receipt of research from broker-dealers that execute transactions on behalf of the funds may be useful to FMR in rendering investment management services to the funds or its other clients, and conversely, such research provided by broker-dealers who have executed transaction orders on behalf of other FMR clients may be useful to FMR in carrying out its obligations to the funds. The receipt of such research has not reduced FMR's normal independent research activities; however, it enables FMR to avoid the additional expenses that could be incurred if FMR tried to develop comparable information through its own efforts.
Subject to applicable limitations of the federal securities laws, broker-dealers may receive commissions for agency transactions that are in excess of the amount of commissions charged by other broker-dealers in recognition of their research and execution services. In order to cause each fund to pay such higher commissions, FMR must determine in good faith that such commissions are reasonable in relation to the value of the brokerage and research services provided by such executing broker-dealers, viewed in terms of a particular transaction or FMR's overall responsibilities to the funds and its other clients. In reaching this determination, FMR will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services.
FMR is authorized to use research services provided by and to place portfolio transactions with brokerage firms that have provided assistance in the distribution of shares of the funds, or shares of other Fidelity funds to the extent permitted by law. FMR may use research services provided by and place agency transactions with Fidelity Brokerage Services, Inc. (FBSI), a subsidiary of FMR Corp., if the commissions are fair, reasonable, and comparable to commissions charged by non-affiliated, qualified brokerage firms for similar services.
Section 11(a) of the Securities Exchange Act of 1934 prohibits members of national securities exchanges from executing exchange transactions for accounts which they or their affiliates manage, unless certain requirements are satisfied. Pursuant to such requirements, the Board of Trustees has authorized FBSI to execute portfolio transactions on national securities exchanges in accordance with approved procedures and applicable SEC rules. Each fund's Trustees periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the funds and review the commissions paid by each fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund.
For the fiscal years ended August 31, 1996 and 1995, the portfolio turnover rates amounted to:
                                              1996    1995

Spartan Short-Intermediate Municipal Income     78%     51%

Spartan Intermediate Municipal Income           64%     44%

Spartan Municipal Income                        49%     69%

Spartan Aggressive Municipal                    45%     51%

For fiscal 1996, 1995 and 1994 the funds paid no brokerage commissions. From time to time the Trustees will review whether the recapture for the benefit of the funds of some portion of the brokerage commissions or similar fees paid by the funds on portfolio transactions is legally permissible and advisable. Each fund seeks to recapture soliciting broker-dealer fees on the tender of portfolio securities, but at present no other recapture arrangements are in effect. The Trustees intend to continue to review whether recapture opportunities are available and are legally permissible and, if so, to determine in the exercise of their business judgment whether it would be advisable for each fund to seek such recapture.
Although the Trustees and officers of each fund are substantially the same as those of other funds managed by FMR, investment decisions for each fund are made independently from those of other funds managed by FMR or accounts managed by FMR affiliates. It sometimes happens that the same security is held in the portfolio of more than one of these funds or accounts. Simultaneous transactions are inevitable when several funds and accounts are managed by the same investment adviser, particularly when the same security is suitable for the investment objective of more than one fund or account.
When two or more funds are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with procedures believed to be appropriate and equitable for each fund. In some cases this system could have a detrimental effect on the price or value of the security as far as each fund is concerned. In other cases, however, the ability of the funds to participate in volume transactions will produce better executions and prices for the funds. It is the current opinion of the Trustees that the desirability of retaining FMR as investment adviser to each fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
VALUATION OF PORTFOLIO SECURITIES
SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME, SPARTAN INTERMEDIATE MUNICIPAL INCOME, SPARTAN MUNICIPAL INCOME, AND SPARTAN AGGRESSIVE MUNICIPAL. Valuations of portfolio securities furnished by the pricing service employed by the funds are based upon a computerized matrix system or appraisals by the pricing service, in each case in reliance upon information concerning market transactions and quotations from recognized municipal securities dealers. The methods used by the pricing service and the quality of valuations so established are reviewed by officers of the funds and FSC under the general supervision of the Board of Trustees. There are a number of pricing services available, and the Trustees, or officers acting on behalf of the Trustees, on the basis of on-going evaluation of these services, may use other pricing services or discontinue the use of any pricing service in whole or in part. Futures contracts and options are valued on the basis of market quotations if available.
SPARTAN MUNICIPAL MONEY. The fund values its investments on the basis of amortized costs. This technique involves valuing an instrument at its cost as adjusted for amortization of premium or accretion of discount rather than its value based on current market quotations or appropriate substitutes which reflect current market conditions. The amortized cost value of an instrument may be higher or lower than the price the fund would receive if it sold the instrument.
Valuing the fund's instruments on the basis of amortized cost and use of the term "money market fund" are permitted by Rule 2a-7 under the Investment Company Act of 1940. The fund must adhere to certain conditions under Rule 2a-7.
The Board of Trustees of the trust oversees FMR's adherence to SEC rules concerning money market funds, and has established procedures designed to stabilize the fund's NAV at $1.00. At such intervals as they deem appropriate, the Trustees consider the extent to which NAV calculated by using market valuations would deviate from $1.00 per share. If the Trustees believe that a deviation from Spartan Municipal Money's amortized cost per share may result in material dilution or other unfair results to shareholders, the Trustees have agreed to take such corrective action, if any, as they deem appropriate to eliminate or reduce, to the extent reasonably practicable, the dilution or unfair results. Such corrective action could include selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; redeeming shares in kind; establishing NAV by using available market quotations; and such other measures as the Trustees may deem appropriate.
During periods of declining interest rates, the money market fund's yields based on amortized cost may be higher than the yields based on market valuations. Under these circumstances, a shareholder in the fund would be able to obtain a somewhat higher yield than would result if the fund utilized market valuations to determine its NAV. The converse would apply in a period of rising interest rates.
PERFORMANCE
The funds may quote performance in various ways. All performance information supplied by the funds in advertising is historical and is not intended to indicate future returns. A bond fund's share price, and each fund's yield and total return fluctuate in response to market conditions and other factors, and the value of a bond fund's shares when redeemed may be more or less than their original cost.
YIELD CALCULATIONS. To compute the money market fund's yield for a period, the net change in value of a hypothetical account containing one share reflects the value of additional shares purchased with dividends from the one original share and dividends declared on both the original share and any additional shares. The net change is then divided by the value of the account at the beginning of the period to obtain a base period return. This base period return is annualized to obtain a current annualized yield. The money market fund also may calculate a compound effective yield by compounding the base period return over a one-year period. In addition to the current yield, the money market fund may quote yields in advertising based on any historical seven-day period. Yields for the money market fund are calculated on the same basis as other money market funds, as required by regulation.
For the bond funds, yields are computed by dividing the fund's interest income for a given 30-day or one-month period, net of expenses, by the average number of shares entitled to receive dividends during the period, dividing this figure by the fund's net asset value per share (NAV) at the end of the period, and annualizing the result (assuming compounding of income) in order to arrive at an annual percentage rate. Yields do not reflect Spartan Municipal Income's .50% redemption fee, or Spartan Aggressive Municipal Income's 1.00% redemption fee, which applies to shares held less than 180 days. Income is calculated for purposes of the bond fund's yield quotations in accordance with standardized methods applicable to all stock and bond funds. In general, interest income is reduced with respect to bonds trading at a premium over their par value by subtracting a portion of the premium from income on a daily basis, and is increased with respect to bonds trading at a discount by adding a portion of the discount to daily income. Capital gains and losses generally are excluded from the calculation.
Income calculated for the purposes of determining the bond fund's yield differs from income as determined for other accounting purposes. Because of the different accounting methods used, and because of the compounding of income assumed in yield calculations, the bond fund's yield may not equal its distribution rate, the income paid to your account, or the income reported in the fund's financial statements.
In calculating the fund's yield, a fund may from time to time use a portfolio security's coupon rate instead of its yield to maturity in order to reflect the risk premium on that security. This practice will have the effect of reducing the fund's yield.
Yield information may be useful in reviewing a fund's performance and in providing a basis for comparison with other investment alternatives. However, each fund's yield fluctuates, unlike investments that pay a fixed interest rate over a stated period of time. When comparing investment alternatives, investors should also note the quality and maturity of the portfolio securities of respective investment companies they have chosen to consider.
Investors should recognize that in periods of declining interest rates a fund's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the fund's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to a fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the fund's holdings, thereby reducing the fund's current yield. In periods of rising interest rates, the opposite can be expected to occur.
A fund's tax-equivalent yield is the rate an investor would have to earn from a fully taxable investment before taxes to equal the fund's tax-free yield. Tax-equivalent yields are calculated by dividing a fund's yield by the result of one minus a stated federal or combined federal and state tax rate. If only a portion of a fund's yield is tax-exempt, only that portion is adjusted in the calculation.
The following table shows the effect of a shareholder's tax status on effective yield under federal income tax laws for 1996. It shows the approximate yield a taxable security must provide at various income brackets to produce after-tax yields equivalent to those of hypothetical tax-exempt obligations yielding from 2% to 8%. Of course, no assurance can be given that a fund will achieve any specific tax-exempt yield. While the funds invest principally in obligations whose interest is exempt from federal income tax, other income received by the funds may be taxable.

1996 TAX RATES AND TAX-EQUIVALENT YIELDS



                  Federal   If individual tax-exempt yield is:

Taxable Income*   Tax       2%                                   3%    4%    5%    6%    7%    8%



Single Return   Joint Return   Bracket**   Then taxable-equivalent yield is:



$ 24,001 -    $ 58,150    $ 40,101 -    $ 96,900    28%      2.78%   4.17%   5.56%   6.94%   8.33%    9.72%   11.11%

$ 58,151 -    $ 121,300   $ 96,901 -    $ 147,700   31%      2.90%   4.35%   5.80%   7.25%   8.70%   10.15%   11.59%

$ 121,301 -   $ 263,750   $ 147,701 -   $ 263,750   36%      3.13%   4.69%   6.25%   7.81%   9.38%   10.94%   12.50%

$ 263,751     and above   $ 263,751     and above    39.6%   3.31%   4.97%   6.62%   8.28%   9.93%   11.59%   13.25%


* Net amount subject to federal income tax after deductions and exemptions. Assumes ordinary income only.
** Excludes the impact of the phaseout of personal exemptions, limitations on itemized deductions, and other credits, exclusions, and adjustments which may increase a taxpayer's marginal tax rate. An increase in a shareholder's marginal tax rate would increase that shareholder's tax-equivalent yield.
A fund may invest a portion of its assets in obligations that are subject to federal income tax. When a fund invests in these obligations, its tax-equivalent yields will be lower. In the table above, tax-equivalent yields are calculated assuming investments are 100% federally tax-free. TOTAL RETURN CALCULATIONS. Total returns quoted in advertising reflect all aspects of a fund's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the fund's NAV over a stated period. Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment in a fund over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative total return of 100% over ten years would produce an average annual total return of 7.18%, which is the steady annual rate of return that would equal 100% growth on a compounded basis in ten years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that a fund's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of the fund.
In addition to average annual total returns, a fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns may be quoted on a before-tax or after-tax basis and may or may not include the effect of Spartan Municipal Income's .50% or Spartan Aggressive Municipal Income's 1.00% redemption fee on shares held less than 180 days. Excluding a fund's redemption fee from a total return calculation produces a higher total return figure. Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration, and may omit or include the effect of the $5.00 account closeout fee.
NET ASSET VALUE. Charts and graphs using a fund's net asset values, adjusted net asset values, and benchmark indices may be used to exhibit performance. An adjusted NAV includes any distributions paid by a fund and reflects all elements of its return. Unless otherwise indicated, a fund's adjusted NAVs are not adjusted for sales charges, if any.
HISTORICAL FUND RESULTS. The following tables show the money market fund's 7-day yields, each bond fund's 30-day yields, each fund's tax-equivalent yields, and total returns for periods ended August 31, 1996. Total return figures include the effect of the $5.00 account closeout fee based on an average size account, but not Spartan Municipal Income's and Spartan Aggressive Municipal Income's .50% and 1.00% redemption fees respectively, applicable to shares held less than 180 days.
The tax-equivalent yield is based on a 36% federal income tax rate. Note that each fund may invest in securities whose income is subject to the federal alternative minimum tax.

                  Average Annual Returns               Cumulative Total Returns


Thirty-/   Tax Equivalent   One    Five    Life of   One    Five    Life of
Seven-D
ay

Yield      Yield            Year   Years    Fund**   Year   Years    Fund**


Spartan Municipal Money *       3.26%    5.09%    3.41%    3.21%    3.39%    3.41%    17.13%    20.68%

Spartan Short-Intermediate      4.03%    6.30%    3.74%    5.31%    5.05%    3.74%    29.52%    61.18%
Municipal Income*

Spartan Intermediate            4.64%    7.25%    4.79%   N/A       5.36%    4.79%   N/A        19.14%
Municipal Income

Spartan Municipal Income        5.02%    7.84%    5.73%    7.28%    7.95%    5.73%    42.07%    61.25%

Spartan Aggressive Municipal    5.53%    8.64%    5.47%   N/A       5.87%    5.47%   N/A        21.03%


* If FMR had not reimbursed certain fund expenses during these periods, Spartan Municipal Money's yield would have been 3.16%, respectively and the total returns would have been lower.
** From commencement of operations: Spartan Municipal Money - January 14, 1991; Spartan Short-Intermediate Municipal Income - December 24, 1986; Spartan Intermediate Municipal Income - April 26, 1993; Spartan Municipal Income - June 4, 1990; Spartan Aggressive Municipal Income - April 29, 1993 The following tables show the income and capital elements of each fund's cumulative total return. The tables compare each fund's return to the record of the Standard & Poor's (S&P 500), the Dow Jones Industrial Average
(DJIA), and the cost of living as measured by the Consumer Price Index,
(CPI) over the same period. The CPI information is as of the month end closest to the initial investment date for each fund. The S&P 500 and DJIA comparisons are provided to show how each fund's total return compared to the record of a broad unmanaged index of common stocks and a narrower set of stocks of major industrial companies, respectively, over the same period. Because Spartan Municipal Money invests in short-term fixed-income securities, and the other funds invest in fixed-income securities, common stocks represent a different type of investment from the fund. Common stocks generally offer greater growth potential than the funds, but generally experience greater price volatility, which means greater potential for loss. In addition, common stocks generally provide lower income than a fixed-income investment such as the funds. The S&P 500 and DJIA returns are based on the prices of unmanaged groups of stocks and, unlike each funds' returns, do not include the effect of brokerage commissions or other costs of investing.
SPARTAN MUNICIPAL MONEY FUND. During the period from January 14, 1991 (commencement of operations) to August 31, 1996, a hypothetical $10,000 investment in Spartan Municipal Money Fund would have grown to $12,068, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures on the next page should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.
SPARTAN MUNICIPAL MONEY FUND                           INDICES


Period      Value of     Value of        Total      S&P 500    DJIA       Cost of
Ended       Initial      Reinvested      Value                            Living**
August 31   $10,000      Dividend
            Investment   Distributions







 1996       $ 10,000     $ 2,068         $ 12,068   $ 24,238   $ 26,225   $ 11,756

 1995       $ 10,000     $ 1,670         $ 11,670   $ 20,415   $ 21,064   $ 11,428

 1994       $ 10,000     $ 1,265         $ 11,265   $ 16,810   $ 17,424   $ 11,136

 1993       $ 10,000     $ 990           $ 10,990   $ 15,938   $ 15,820   $ 10,822

 1992       $ 10,000     $ 705           $ 10,705   $ 13,832   $ 13,704   $ 10,531

 1991*      $ 10,000     $ 303           $ 10,303   $ 12,815   $ 12,431   $ 10,209


* From January 14, 1991 (commencement of operations).
** From month-end closest to initial investment date.
Explanatory Notes: With an initial investment of $10,000 made on January 14, 1991, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested), amounted to $12,068. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $1,883. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures. The figures in the table do not reflect the effect of the fund's $5.00 account closeout fee.
SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME FUND. During the period from December 24, 1986 (commencement of operations) to August 31, 1996, a hypothetical $10,000 investment in Spartan Short-Intermediate Municipal Fund would have grown to $16,119, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.

SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME FUND                           INDICES



Period Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
August 31      Initial      Reinvested      Reinvested      Value                            Living**
               $10,000      Dividend        Capital Gain
               Investment   Distributions   Distributions







1996           $ 9,930      $ 6,175         $ 14            $ 16,119   $ 35,677   $ 39,593   $ 14,235

1995           $ 9,980      $ 5,543         $ 14            $ 15,537   $ 30,050   $ 31,797   $ 13,837

1994           $ 9,840      $ 4,810         $ 14            $ 14,664   $ 24,743   $ 26,306   $ 13,484

1993           $ 10,090     $ 4,279         $ 0             $ 14,369   $ 23,460   $ 23,884   $ 13,104

1992           $ 9,840      $ 3,543         $ 0             $ 13,383   $ 20,359   $ 20,689   $ 12,751

1991           $ 9,640      $ 2,805         $ 0             $ 12,445   $ 18,863   $ 18,768   $ 12,362

1990           $ 9,450      $ 2,040         $ 0             $ 11,490   $ 14,863   $ 15,552   $ 11,910

1989           $ 9,450      $ 1,394         $ 0             $ 10,844   $ 15,644   $ 15,674   $ 11,276

1988           $ 9,470      $ 785           $ 0             $ 10,255   $ 11,236   $ 11,213   $ 10,769

1987*          $ 9,660      $ 285           $ 0             $ 9,945    $ 13,666   $ 14,188   $ 10,353


* From December 24, 1986 (commencement of operations).
** From month-end closest to initial investment date.
Explanatory Notes: With an initial investment of $10,000 made on December 24, 1986, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested), amounted to $16,057. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $4,696 for dividends and $10 for capital gain distributions. Tax consequences of different investments have not been factored into the above figures. The figures in the table do not reflect the effect of the fund's $5.00 account closeout fee.
SPARTAN INTERMEDIATE MUNICIPAL INCOME FUND. During the period from April 26, 1993 (commencement of operations) to August 31, 1996, a hypothetical $10,000 investment in Spartan Intermediate Municipal Fund would have grown to $11,915, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.

SPARTAN INTERMEDIATE MUNICIPAL FUND                           INDICES



Period Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
August 31      Initial      Reinvested      Reinvested      Value                            Living**
               $10,000      Dividend        Capital Gain
               Investment   Distributions   Distributions







1996           $ 10,050     $ 1,825         $ 40            $ 11,915   $ 16,309   $ 17,906   $10,924

1995           $ 10,060     $ 1,270         $ 40            $ 11,370   $ 13,737   $ 14,381   $ 10,618

1994           $ 9,840      $ 697           $ 39            $ 10,576   $ 11,311   $ 11,897   $ 10,347

1993*          $ 10,340     $ 182           $ 0             $ 10,522   $ 10,725   $ 10,802   $ 10,056


* From April 26, 1993 (commencement of operations).
** From month-end closest to initial investment date.
Explanatory Notes: With an initial investment of $10,000 made on April 26, 1993, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested), amounted to $11,856. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $1,666 for dividends and $40 for capital gain distributions. Tax consequences of different investments have not been factored into the above figures. The figures in the table do not reflect the effect of the fund's $5.00 account closeout fee.
SPARTAN MUNICIPAL INCOME FUND. During the period from June 4, 1990 (commencement of operations) to August 31, 1996, a hypothetical $10,000 investment in Spartan Municipal Income Fund would have grown to $16,126, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.
SPARTAN MUNICIPAL INCOME FUND                           INDICES


Period Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
August 31      Initial      Reinvested      Reinvested      Value                            Living**
               $10,000      Dividend        Capital Gain
               Investment   Distributions   Distributions







1996           $ 10,220     $ 5,010         $ 896           $ 16,126   $ 21,496   $ 23,165   $ 12,175

1995           $ 10,180     $ 4,182         $ 889           $ 15,251   $ 18,106   $ 18,604   $ 11,834

1994           $ 10,070     $ 3,263         $ 762           $ 14,095   $ 14,908   $ 15,391   $ 11,533

1993           $ 11,370     $ 2,790         $ 137           $ 14,297   $ 14,135   $ 13,974   $ 11,207

1992           $ 10,710     $ 1,835         $ 46            $ 12,591   $ 12,267   $ 12,105   $ 10,906

1991           $ 10,360     $ 990           $ 0             $ 11,350   $ 11,365   $ 10,981   $ 10,573

1990*          $ 9,890      $ 186           $ 0             $ 10,076   $ 8,955    $ 9,099    $ 10,186


* From June 4, 1990 (commencement of operations).
** From month-end closest to initial investment date.
Explanatory Notes: With an initial investment of $10,000 made on June 4, 1990, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested), amounted to $16,011. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $4,025 for dividends and $742 for capital gain distributions. Tax consequences of different investments have not been factored into the above figures. The figures in the table do not reflect the effect of the fund's $5.00 account closeout fee or the fund's
 .50% redemption fee applicable to shares held less than 180 days.
SPARTAN AGGRESSIVE MUNICIPAL FUND. During the period from April 29, 1993 (commencement of operations) to August 31, 1996, a hypothetical $10,000 investment in Spartan Aggressive Municipal Fund would have grown to $12,104, assuming all distributions were reinvested. This was a period of fluctuating interest rates and bond prices and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.
SPARTAN AGGRESSIVE MUNICIPAL FUND                           INDICES


Period Ended   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
August 31      Initial      Reinvested      Reinvested      Value                            Living**
               $10,000      Dividend        Capital Gain
               Investment   Distributions   Distributions







1996           $ 9,900      $ 2,184         $ 20            $ 12,104   $ 16,271   $ 17,903   $ 10,924

1995           $ 9,930      $ 1,525         $ 20            $ 11,475   $ 13,704   $ 14,378   $ 10,618

1994           $ 9,790      $ 820           $ 19            $ 10,629   $ 11,284   $ 11,895   $ 10,347

1993*          $ 10,350     $ 214           $ 0             $ 10,564   $ 10,699   $ 10,800   $ 10,056


* From April 29, 1993 (commencement of operations).
** From month-end closest to initial investment date.
Explanatory Notes: With an initial investment of $10,000 made on April 29, 1993, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends and capital gain distributions for the period covered (their cash value at the time they were reinvested), amounted to $12,210. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments for the period would have amounted to $1,981 for dividends and $20 for capital gain distributions. Tax consequences of different investments have not been factored into the above figures. The figures in the table do not reflect the effect of the fund's $5.00 account closeout fee or the fund's 1.00% redemption fee applicable to shares held less than 180 days. PERFORMANCE COMPARISONS. A fund's performance may be compared to the performance of other mutual funds in general, or to the performance of particular types of mutual funds. These comparisons may be expressed as mutual fund rankings prepared by Lipper Analytical Services, Inc. (Lipper), an independent service located in Summit, New Jersey that monitors the performance of mutual funds. Generally, Lipper rankings are based on total return, assume reinvestment of distributions, do not take sales charges or redemption fees into consideration, and are prepared without regard to tax consequences. Lipper may also rank funds based on yield. In addition to the mutual fund rankings, a fund's performance may be compared to stock, bond, and money market mutual fund performance indices prepared by Lipper or other organizations. Each bond fund may compare its performance to the Lehman Brothers Municipal Bond Index, a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year. Spartan Short-Intermediate Municipal Income may also compare to the Lehman Brothers 1-5 Year Municipal Bond Index, a total return performance benchmark for investment-grade municipal bonds with maturities between one and five years. Spartan Intermediate Municipal Income may compare to the Lehman Brothers 1-17 Year Municipal Bond Index, a total return performance benchmark for investment-grade municipal bonds with maturities between one and 17 years. Issues included in these indexes have been issued after December 31, 1990 and have an outstanding par value of at least $50 million. Subsequent to December 31, 1995, zero coupon bonds and issues subject to the alternative minimum tax are included in each index. Spartan Aggressive Municipal may also compare to the Lehman Brothers 70% Municipal/30% Non-Investment Grade Composite Index, a total return performance benchmark for both investment-grade and non-investment grade municipal bonds. This index is weighted 70% with the Lehman Brothers Municipal Bond Index and weighted 30% with the Lehman Brothers Non-Investment Grade Bond Index, a total return performance benchmark for municipal bonds with maturities of at least one year that have a maximum credit rating of Ba1 or are unrated and have been issued after December 31, 1990.
When comparing these indices, it is important to remember the risk and return characteristics of each type of investment. For example, while stock mutual funds may offer higher potential returns, they also carry the highest degree of share price volatility. Likewise, money market funds may offer greater stability of principal, but generally do not offer the higher potential returns available from stock mutual funds.
From time to time, a fund's performance may also be compared to other mutual funds tracked by financial or business publications and periodicals. For example, the fund may quote Morningstar, Inc. in its advertising materials. Morningstar, Inc. is a mutual fund rating service that rates mutual funds on the basis of risk-adjusted performance. Rankings that compare the performance of Fidelity funds to one another in appropriate categories over specific periods of time may also be quoted in advertising. A fund may be compared in advertising to Certificates of Deposit (CDs) or other investments issued by banks or other depository institutions. Mutual funds differ from bank investments in several respects. For example, a fund may offer greater liquidity or higher potential returns than CDs, a fund does not guarantee your principal or your return, and fund shares are not FDIC insured.
Fidelity may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market, and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; questionnaires designed to help create a personal financial profile; work sheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussions of Fidelity's asset allocation funds and other Fidelity funds, products, and services.
Ibbotson Associates of Chicago, Illinois (Ibbotson) provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation based on the Consumer Price Index, and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.
Fidelity funds may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risks associated with the security types in any capital market may or may not correspond directly to those of the funds. Ibbotson calculates total returns in the same method as the funds. The funds may also compare performance to that of other compilations or indices that may be developed and made available in the future.
A fund may compare its performance or the performance of securities in which it may invest to averages published by IBC USA (Publications), Inc. of Ashland, Massachusetts. These averages assume reinvestment of distributions. The IBC/Donoghue's MONEY FUND AVERAGES All-Tax-Free which is reported in the MONEY FUND REPORT(registered trademark), covers over 412 All Tax Free money market funds. The Bond Fund Report AverageS(trademark)/All-Tax-Free, which is reported in the BOND FUND REPORT(registered trademark), covers over 568 tax free bond funds. When evaluating comparisons to money market funds, investors should consider the relevant differences in investment objectives and policies. Specifically, money market funds invest in short-term, high-quality instruments and seek to maintain a stable $1.00 share price. Bond funds, however, invest in longer-term instruments and their share prices change daily in response to a variety of factors.
A fund may compare and contrast in advertising the relative advantages of investing in a mutual fund versus an individual municipal bond. Unlike tax-free mutual funds, individual municipal bonds offer a stated rate of interest and, if held to maturity, repayment of principal. Although some individual municipal bonds might offer a higher return, they do not offer the reduced risk of a mutual fund that invests in many different securities. The initial investment requirements and sales charges of many tax-free mutual funds are lower than the purchase cost of individual municipal bonds, which are generally issued in $5,000 denominations and are subject to direct brokerage costs.
In advertising materials, Fidelity may reference or discuss its products and services, which may include other Fidelity funds; retirement investing; brokerage products and services; model portfolios or allocations; saving for college or other goals; charitable giving; and the Fidelity credit card. In addition, Fidelity may quote or reprint financial or business publications and periodicals as they relate to current economic and political conditions, fund management, portfolio composition, investment philosophy, investment techniques, the desirability of owning a particular mutual fund, and Fidelity services and products. Fidelity may also reprint, and use as advertising and sales literature, articles from Fidelity Focus, a quarterly magazine provided free of charge to Fidelity fund shareholders. A fund may present its fund number, Quotron(trademark) number, and CUSIP number, and discuss or quote its current portfolio manager.
VOLATILITY. A fund may quote various measures of volatility and benchmark correlation in advertising. In addition, the fund may compare these measures to those of other funds. Measures of volatility seek to compare the fund's historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data. In advertising, a fund may also discuss or illustrate examples of interest rate sensitivity. MOMENTUM INDICATORS indicate a fund's price movements over specific periods of time. Each point on the momentum indicator represents the fund's percentage change in price movements over that period.
A fund may advertise examples of the effects of periodic investment plans, including the principle of dollar cost averaging. In such a program, an investor invests a fixed dollar amount in a fund at periodic intervals, thereby purchasing fewer shares when prices are high and more shares when prices are low. While such a strategy does not assure a profit or guard against loss in a declining market, the investor's average cost per share can be lower than if fixed numbers of shares are purchased at the same intervals. In evaluating such a plan, investors should consider their ability to continue purchasing shares during periods of low price levels. As of August 31, 1996, FMR advised over $27 billion in tax-free fund assets, $90 billion in money market fund assets, $271 billion in equity fund assets, $55 billion in international fund assets, and $24 billion in Spartan fund assets. The funds may reference the growth and variety of money market mutual funds and the adviser's innovation and participation in the industry. The equity funds under management figure represents the largest amount of equity fund assets under management by a mutual fund investment adviser in the United States, making FMR America's leading equity (stock) fund manager. FMR, its subsidiaries, and affiliates maintain a worldwide information and communications network for the purpose of researching and managing investments abroad.
In addition to performance rankings, each fund may compare its total expense ratio to the average total expense ratio of similar funds tracked by Lipper. A fund's total expense ratio is a significant factor in comparing bond and money market investments because of its effect on yield. ADDITIONAL PURCHASE AND REDEMPTION INFORMATION
Each fund is open for business and its net asset value per share (NAV) is calculated each day the New York Stock Exchange (NYSE) is open for trading. The NYSE has designated the following holiday closings for 1996: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Although FMR expects the same holiday schedule to be observed in the future, the NYSE may modify its holiday schedule at any time. In addition, the funds will not process wire purchases and redemptions on days when the Federal Reserve Wire System is closed.
FSC normally determines each fund's NAV as of the close of the NYSE (normally 4:00 p.m. Eastern time. However, NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the Securities and Exchange Commission (SEC). To the extent that portfolio securities are traded in other markets on days when the NYSE is closed, a fund's NAV may be affected on days when investors do not have access to the fund to purchase or redeem shares. In addition, trading in some of a fund's portfolio securities may not occur on days when the fund is open for business.
If the Trustees determine that existing conditions make cash payments undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing a fund's NAV. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences.
Pursuant to Rule 11a-3 under the Investment Company Act of 1940 (the 1940
Act), each fund is required to give shareholders at least 60 days' notice prior to terminating or modifying its exchange privilege. Under the Rule, the 60-day notification requirement may be waived if (i) the only effect of a modification would be to reduce or eliminate an administrative fee, redemption fee, or deferred sales charge ordinarily payable at the time of an exchange, or (ii) the fund suspends the redemption of the shares to be exchanged as permitted under the 1940 Act or the rules and regulations thereunder, or the fund to be acquired suspends the sale of its shares because it is unable to invest amounts effectively in accordance with its investment objective and policies.
In the Prospectus, each fund has notified shareholders that it reserves the right at any time, without prior notice, to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. DISTRIBUTIONS AND TAXES
DISTRIBUTIONS. If you request to have distributions mailed to you and the U.S. Postal Service cannot deliver your checks, or if your checks remain uncashed for six months, Fidelity may reinvest your distributions at the then-current NAV. All subsequent distributions will then be reinvested until you provide Fidelity with alternate instructions.
DIVIDENDS. To the extent that each fund's income is designated as federally tax-exempt interest, the daily dividends declared by the fund are also federally tax-exempt. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends-received deduction. These gains will be taxed as ordinary income. Each fund will send each shareholder a notice in January describing the tax status of dividend and capital gain distributions (if any) for the prior year.
Shareholders are required to report tax-exempt income on their federal tax returns. Shareholders who earn other income, such as Social Security benefits, may be subject to federal income tax on up to 85% of such benefits to the extent that their income, including tax-exempt income, exceeds certain base amounts.
Each fund purchases municipal securities whose interest FMR believes is free from federal income tax. Generally, issuers or other parties have entered into covenants requiring continuing compliance with federal tax requirements to preserve the tax-free status of interest payments over the life of the security. If at any time the covenants are not complied with, or if the IRS otherwise determines that the issuer did not comply with relevant tax requirements, interest payments from a security could become federally taxable retroactive to the date the security was issued. For certain types of structured securities, the tax status of the pass-through of tax-free income may also be based on the federal tax treatment of the structure.
As a result of the Tax Reform Act of 1986, interest on certain "private activity" securities is subject to the federal alternative minimum tax
(AMT), although the interest continues to be excludable from gross income for other tax purposes. Interest from private activity securities will be considered tax-exempt for purposes of Spartan Municipal Money, Spartan Short-Intermediate Municipal Income, and Spartan Municipal Income fund's policies of investing so that at least 80% of their income is free from federal income tax,and Spartan Intermediate Municipal's and Spartan Aggressive Municipal's policies of investing so that at least 80% of their assets are free from federal income tax. Interest from private activity securities is a tax preference item for the purposes of determining whether a taxpayer is subject to the AMT and the amount of AMT to be paid, if any. Private activity securities issued after August 7, 1986 to benefit a private or industrial user or to finance a private facility are affected by this rule.
A portion of the gain on bonds purchased with market discount after April 30, 1993 and short-term capital gains distributed by each fund are taxable to shareholders as dividends, not as capital gains. Dividend distributions resulting from a recharacterization of gain from the sale of bonds purchased with market discount after April 30, 1993 are not considered income for purposes of Spartan Municipal Income, Spartan Municipal Money, and Spartan Short-Intermediate Municipal Income fund's policy of investing so that at least 80% of its income is free from federal income tax. Spartan Municipal Money may distribute any net realized short-term capital gains and taxable market discount once a year or more often, as necessary, to maintain its net asset value at $1.00 per share.
Corporate investors should note that a tax preference item for purposes of the corporate AMT is 75% of the amount by which adjusted current earnings (which includes tax-exempt interest) exceeds the alternative minimum taxable income of the corporation. If a shareholder receives an exempt-interest dividend and sells shares at a loss after holding them for a period of six months or less, the loss will be disallowed to the extent of the amount of exempt-interest dividend.
CAPITAL GAIN DISTRIBUTIONS. Long-term capital gains earned by each fund on the sale of securities and distributed to shareholders are federally taxable as long-term capital gains, regardless of the length of time shareholders have held their shares. If a shareholder receives a long-term capital gain distribution on shares of a fund, and such shares are held six months or less and are sold at a loss, the portion of the loss equal to the amount of the long-term capital gain distribution will be considered a long-term loss for tax purposes. Short-term capital gains distributed by each fund are taxable to shareholders as dividends, not as capital gains. The money market fund does not anticipate distributing long-term capital gains.
As of August 31, 1996, Spartan Municipal Money Market Fund had a capital loss carryforward aggregating approximately $198,900, of which $900, $700, $45,800, $26,500 and $125,000 will expire on August 31, 1999, 2001, 2002,
2003, and 2004 respectively, and is available to offset future capital gains.
As of August 31, 1996, Spartan Short-Intermediate Municipal Income Fund had a capital loss carryforward aggregating approximately $6,706,000 of which $5,803,000 and $903,000 will expire on August 31, 2003 and 2004 respectively, and is available to offset future capital gains.
As of August 31, 1996, Spartan Intermediate Municipal Income Fund had a capital loss carry forward aggregating approximately $8,853,000 of which $3,556,000 and $5,297,000 will expire on August 31, 2003 and 2004 respectively, and is available to offset future capital gains.
As of August 31, 1996, Spartan Municipal Income Fund had a capital loss carryforward aggregating approximately $19,439,000 of which $2,188,000 and $17,251,000 will expire on August 31, 2003 and 2004 respectively, and is available to offset future capital gains.
As of August 31, 1996, Spartan Aggressive Municipal Fund had a capital loss carryforward aggregating approximately $1,845,000 of which $1,047,000 and $798,000 will expire on August 31, 2003 and 2004 respectively, and is available to offset future capital gains.
TAX STATUS OF THE FUNDS. Each fund intends to qualify each year as a "regulated investment company" for tax purposes so that it will not be liable for federal tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes at the fund level, each fund intends to distribute substantially all of its net investment income and net realized capital gains within each calendar year as well as on a fiscal year basis. Each fund intends to comply with other tax rules applicable to regulated investment companies, including a requirement that capital gains from the sale of securities held less than three months constitute less than 30% of the fund's gross income for each fiscal year. Gains from some, futures contracts, and options are included in this 30% calculation, which may limit a fund's investments in such instruments. Spartan Municipal Money fund is treated as a separate entity from the other funds of Fidelity Union Street Trust II and Spartan Short-Intermediate Municipal Income, Spartan Intermediate Municipal Income, Spartan Municipal Income, and Spartan Aggressive Municipal are treated as separate entities from the other funds of Fidelity Union Street Trust for tax purposes.
OTHER TAX INFORMATION. The information above is only a summary of some of the tax consequences generally affecting each fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to federal income taxes, shareholders may be subject to state and local taxes on fund distributions, and shares may be subject to state and local personal property taxes. Investors should consult their tax advisers to determine whether a fund is suitable to their particular tax situation. FMR
All of the stock of FMR is owned by FMR Corp., its parent organized in 1972. The voting common stock of FMR Corp. is divided into two classes. Class B is held predominantly by members of the Edward C. Johnson 3d family and is entitled to 49% of the vote on any matter acted upon by the voting common stock. Class A is held predominantly by non-Johnson family member employees of FMR Corp. and its affiliates and is entitled to 51% of the vote on any such matter. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Under the Investment Company Act of 1940 (1940 Act) control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company. Therefore, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR Corp.
At present, the principal operating activities of FMR Corp. are those conducted by three of its divisions as follows: FSC, which is the transfer and shareholder servicing agent for certain of the funds advised by FMR; Fidelity Investments Institutional Operations Company, which performs shareholder servicing functions for institutional customers and funds sold through intermediaries; and Fidelity Investments Retail Marketing Company, which provides marketing services to various companies within the Fidelity organization.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. In addition, restrictions on the timing of personal investing in relation to trades by Fidelity funds and on short-term trading have been adopted.
TRUSTEES AND OFFICERS
The Trustees, Members of the Advisory Board, and executive officers of the trust are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. Trustees and officers elected or appointed to Fidelity Union Street Trust prior to the Money Markets fund conversion from a Massachusetts business trust served in identical capacities. All persons named as Trustees and Members of the Advisory Board also serve in similar capacities for other funds advised by FMR. The business address of each Trustee and officer who is an "interested person" (as defined in the Investment Company Act of 1940) is 82 Devonshire Street, Boston, Massachusetts 02109, which is also the address of FMR. The business address of all the other Trustees and Members of the Advisory Board is Fidelity Investments, P.O. Box 9235, Boston, Massachusetts 02205-9235. Those Trustees who are "interested persons" by virtue of their affiliation with either the trust or FMR are indicated by an asterisk (*).
*EDWARD C. JOHNSON 3d (66), Trustee and President, is Chairman, Chief Executive Officer and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc.
*J. GARY BURKHEAD (55), Trustee and Senior Vice President, is President of FMR; and President and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc. RALPH F. COX (64), Trustee (1991), is a management consultant (1994). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Sanifill Corporation (non-hazardous waste, 1993), CH2M Hill Companies (engineering), Rio Grande, Inc. (oil and gas production), and Daniel Industries (petroleum measurement equipment manufacturer). In addition, he is a member of advisory boards of Texas A&M University and the University of Texas at Austin.
PHYLLIS BURKE DAVIS (64), Trustee (1992). Prior to her retirement in September 1991, Mrs. Davis was the Senior Vice President of Corporate Affairs of Avon Products, Inc. She is currently a Director of BellSouth Corporation (telecommunications), Eaton Corporation (manufacturing, 1991), and the TJX Companies, Inc. (retail stores), and previously served as a Director of Hallmark Cards, Inc. (1985-1991) and Nabisco Brands, Inc. In addition, she is a member of the President's Advisory Council of The University of Vermont School of Business Administration.
RICHARD J. FLYNN (72), Trustee and Chairman of the non-interested Trustees, is a financial consultant. Prior to September 1986, Mr. Flynn was Vice Chairman and a Director of the Norton Company (manufacturer of industrial devices). He is currently a Trustee of College of the Holy Cross and Old Sturbridge Village, Inc., and he previously served as a Director of Mechanics Bank (1971-1995).
E. BRADLEY JONES (68), Trustee. Prior to his retirement in 1984, Mr. Jones was Chairman and Chief Executive Officer of LTV Steel Company. He is a Director of TRW Inc. (original equipment and replacement products), Cleveland-Cliffs Inc (mining), Consolidated Rail Corporation, Birmingham Steel Corporation, and RPM, Inc. (manufacturer of chemical products), and he previously served as a Director of NACCO Industries, Inc. (mining and marketing, 1985-1995) and Hyster-Yale Materials Handling, Inc. (1985-1995). In addition, he serves as a Trustee of First Union Real Estate Investments, a Trustee and member of the Executive Committee of the Cleveland Clinic Foundation, a Trustee and member of the Executive Committee of University School (Cleveland), and a Trustee of Cleveland Clinic Florida.
DONALD J. KIRK (63), Trustee, is Executive-in-Residence (1995) at Columbia University Graduate School of Business and a financial consultant. From 1987 to January 1995, Mr. Kirk was a Professor at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Mr. Kirk is a Director of General Re Corporation (reinsurance), and he previously served as a Director of Valuation Research Corp. (appraisals and valuations, 1993-1995). In addition, he serves as Chairman of the Board of Directors of the National Arts Stabilization Fund, Vice Chairman of the Board of Trustees of the Greenwich Hospital Association, a Member of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section (1995), and as a Public Governor of the National Association of Securities Dealers, Inc. (1996).
*PETER S. LYNCH (53), Trustee, is Vice Chairman and Director of FMR (1992). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991); Vice President of Fidelity Magellan Fund and FMR Growth Group Leader; and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services (1991-1992). He is a Director of W.R. Grace & Co. (chemicals) and Morrison Knudsen Corporation (engineering and construction). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield (1989) and Society for the Preservation of New England Antiquities, and as an Overseer of the Museum of Fine Arts of Boston.
GERALD C. McDONOUGH (67), Trustee and Vice-Chairman of the non-interested Trustees, is Chairman of G.M. Management Group (strategic advisory services). Prior to his retirement in July 1988, he was Chairman and Chief Executive Officer of Leaseway Transportation Corp. (physical distribution services). Mr. McDonough is a Director of Brush-Wellman Inc. (metal refining), York International Corp. (air conditioning and refrigeration), Commercial Intertech Corp. (hydraulic systems, building systems and metal products, 1992), CUNO, Inc. (liquid and gas filtration products, 1996), and Associated Estates Realty Corporation (a real estate investment trust,
1993). Mr. McDonough served as a Director of ACME-Cleveland Corp. (metal working, telecommunications, and electronic products) from 1987-1996. EDWARD H. MALONE (71), Trustee. Prior to his retirement in 1985, Mr. Malone was Chairman, General Electric Investment Corporation and a Vice President of General Electric Company. He is a Director of Allegheny Power Systems, Inc. (electric utility), General Re Corporation (reinsurance) and Mattel Inc. (toy manufacturer). In addition, he serves as a Trustee of the Naples Philharmonic Center for the Arts and Rensselaer Polytechnic Institute, and he is a member of the Advisory Boards of Butler Capital Corporation Funds and Warburg, Pincus Partnership Funds.
MARVIN L. MANN (63), Trustee (1993) is Chairman of the Board, President, and Chief Executive Officer of Lexmark International, Inc. (office machines, 1991). Prior to 1991, he held the positions of Vice President of International Business Machines Corporation ("IBM") and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of M.A. Hanna Company (chemicals, 1993) and Infomart (marketing services, 1991), a Trammell Crow Co. In addition, he serves as the Campaign Vice Chairman of the Tri-State United Way (1993) and is a member of the University of Alabama President's Cabinet.
WILLIAM O. McCOY (62), Member of the Advisory Board (1996), is the Vice President of Finance for the University of North Carolina (16-school system, 1995). Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications) and President of BellSouth Enterprises. He is currently a Director of Liberty Corporation (holding company), Weeks Corporation of Atlanta (real estate,
1994), and Carolina Power and Light Company (electric utility, 1996). Previously, he was a Director of First American Corporation (bank holding company, 1979-1996). In addition, Mr. McCoy serves as a member of the Board of Visitors for the University of North Carolina at Chapel Hill (1994) and for the Kenan Flager Business School (University of North Carolina at Chapel Hill).
THOMAS R. WILLIAMS (67), Trustee, is President of The Wales Group, Inc. (management and financial advisory services). Prior to retiring in 1987, Mr. Williams served as Chairman of the Board of First Wachovia Corporation (bank holding company), and Chairman and Chief Executive Officer of The First National Bank of Atlanta and First Atlanta Corporation (bank holding company). He is currently a Director of BellSouth Corporation (telecommunications), ConAgra, Inc. (agricultural products), Fisher Business Systems, Inc. (computer software), Georgia Power Company (electric utility), Gerber Alley & Associates, Inc. (computer software), National Life Insurance Company of Vermont, American Software, Inc., and AppleSouth, Inc. (restaurants, 1992).
FRED L. HENNING, JR. (57), Vice President, is Vice President of Fidelity's fixed-income (1995) funds and Senior Vice President of FMR (1995).
SARAH H. ZENOBLE (47), Vice President, is Vice President of Fidelity's money market fund's (1996) and Vice President of FMR Texas Inc.
NORMAN LIND (40), is manager and Vice President of Spartan Short-Intermediate Municipal Income and Spartan Intermediate Municipal Income, both of which he has managed since October 1995. Mr. Lind also manages Advisor Short-Intermediate Municipal Income, New York Municipal Income, New York Insured Municipal Income, Spartan New York Intermediate Municipal Income, and Spartan New York Municipal Income. Previously, he managed Spartan Municipal Income, and he served as a municipal research analyst. Mr. Lind joined Fidelity in 1986.
DAVID MURPHY (48), is manager and Vice President of Spartan Municipal Income, which he has managed since October 1995. Mr. Murphy also manages High Yield Tax-Free, Limited Term Municipal Income, Advisor Intermediate Municipal Income, and Michigan Municipal Income. Previously, he managed Spartan Short-Intermediate Municipal Income, Spartan Intermediate Municipal Income, Spartan New Jersey Municipal Income, Spartan New York Intermediate Municipal Income, and Advisor Short-Intermediate Municipal Income. Mr. Murphy joined Fidelity in 1989.
SCOTT ORR (34), is manager and Vice President of Spartan Municipal Money Market, which he has managed since June 1995. He also manages Institutional Tax-Exempt Cash Portfolios, Daily Tax Exempt Money, and Spartan Arizona Municipal Money Market. Previously he managed Connecticut Municipal Money Market, Michigan Municipal Money Market, New Jersey Municipal Money Market, Spartan Connecticut Municipal Money Market, and Spartan New Jersey Municipal Money Market, and he served as a municipal bond analyst. Mr. Orr joined Fidelity in 1989.
ARTHUR S. LORING (48), Secretary, is Senior Vice President (1993) and General Counsel of FMR, Vice President-Legal of FMR Corp., and Vice President and Clerk of FDC.
KENNETH A. RATHGEBER (49), Treasurer (1995), is Treasurer of the Fidelity funds and is an employee of FMR (1995). Before joining FMR, Mr. Rathgeber was a Vice President of Goldman Sachs & Co. (1978-1995), where he served in various positions, including Vice President of Proprietary Accounting (1988-1992), Global Co-Controller (1992-1994), and Chief Operations Officer of Goldman Sachs (Asia) LLC (1994-1995).
THOMAS D. MAHER (51), Assistant Vice President, is Assistant Vice President of Fidelity's money market funds and Vice President and Associate General Counsel of FMR Texas Inc.
JOHN H. COSTELLO (49), Assistant Treasurer, is an employee of FMR.
LEONARD M. RUSH (50), Assistant Treasurer (1994), is an employee of FMR
(1994). Prior to becoming Assistant Treasurer of the Fidelity funds, Mr. Rush was Chief Compliance Officer of FMR Corp. (1993-1994) and Chief Financial Officer of Fidelity Brokerage Services, Inc. (1990-1993).
THOMAS J. SIMPSON (38), Assistant Treasurer (1996), is Assistant Treasurer of Fidelity's money market funds and an employee of FMR (1996). Prior to joining FMR, Mr. Simpson was Vice President and Fund Controller of Liberty Investment Services (1987-1995).
The following table sets forth information describing the compensation of each current trustee of each fund and each member of the advisory board for his or her services as trustee for the fiscal year ended August 31, 1996. COMPENSATION TABLE
      Aggregate Compensation




        J. Gary    Ralph  Phyllis Richard Edward C. E.      Donald  Peter S. Gerald C.    Edward    Marvin    Thomas     William
        Burkhead** F. Cox Burke   J.      Johnson   Bradley J. Kirk Lynch**  McDonough    H.        L. Mann   R.         O.
                          Davis   Flynn   3d**      Jones                                 Malone              Williams   McCoy

Spartan $ 0        $ 79   $ 77    $ 100   $ 0       $ 78    $ 78    $ 0        $ 77       $ 78      $ 78      $ 78       $ 23
Intermediate
Municipal
Income

Spartan 0          313    306      397      0        310    310     0         306          307       307       309        86
Short-Interm
ediate
Municipal
Income

Spartan 0         203    199      258       0        201    201     0         198          199       199       201        58
Municipal
Income

Spartan 0         811    793     1,029      0        802    802     0         792          794       794       801        242
Municipal
Money

Spartan 0         29     28      37         0        29     29      0         28           29        29        29         9
Aggressive
Municipal
Income

Trustees                 Pension or           Estimated Annual    Total
                         Retirement           Benefits Upon       Compensation
                         Benefits Accrued     Retirement from     from the Fund
                         as Part of Fund      the Fund            Complex*
                         Expenses from the    Complex*
                         Fund Complex*

J. Gary Burkhead**       $ 0                  $ 0                 $ 0

Ralph F. Cox              5,200                52,000              128,000

Phyllis Burke Davis       5,200                52,000              125,000

Richard J. Flynn          0                    52,000              160,500

Edward C. Johnson 3d**    0                    0                   0

E. Bradley Jones          5,200                49,400              128,000

Donald J. Kirk            5,200                52,000              129,500

Peter S. Lynch**          0                    0                   0

Gerald C. McDonough       5,200                52,000              128,000

Edward H. Malone          5,200                44,200              128,000

Marvin L. Mann            5,200                52,000              128,000

Thomas R. Williams        5,200                52,000              125,000

William O. McCoy         N/A                  N/A                  0

* Information is as of December 31, 1995 for 219 funds in the complex.
** Interested trustees of the fund are compensated by FMR.
The non-interested Trustees may elect to defer receipt of all or a percentage of their annual fees in accordance with the terms of a Deferred Compensation Plan (the Plan). Under the Plan, compensation deferred by a Trustee is periodically adjusted as though an equivalent amount had been invested and reinvested in shares of one or more funds in the complex designated by such Trustee (designated securities). The amount paid to the Trustee under the Plan will be determined based upon the performance of such investments. Deferral of Trustees' fees in accordance with the Plan will have a negligible effect on a fund's assets, liabilities, and net income per share, and will not obligate the fund to retain the services of any Trustee or to pay any particular level of compensation to the Trustee. Each fund may invest in such designated securities under the Plan without shareholder approval.
Under a retirement program adopted in July 1988 and modified in November 1995, each non-interested Trustee may receive payments from a Fidelity fund during his or her lifetime based on his or her basic trustee fees and length of service. The obligation of a fund to make such payments is neither secured nor funded. A Trustee becomes eligible to participate in the program at the end of the calendar year in which he or she reaches age 72, provided that, at the time of retirement, he or she has served as a Fidelity fund Trustee for at least five years. Currently, Messrs. Ralph S. Saul, William R. Spaulding, Bertram H. Witham, and David L. Yunich, all former non-interested Trustees, receive retirement benefits under the program.
As of August 31,1996 the Trustees and officers of each fund owned, in the aggregate, less than 1% of each fund's total outstanding shares.
MANAGEMENT CONTRACTS
Each fund employs FMR to furnish investment advisory and other services. Under its management contract with each fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, directs the investments of each fund in accordance with its investment objective, policies, and limitations. FMR also provides each fund with all necessary office facilities and personnel for servicing each fund's investments, compensates all officers of each fund and all Trustees who are "interested persons" of the trusts or of FMR, and all personnel of each fund or FMR performing services relating to research, statistical, and investment activities.
In addition, FMR or its affiliates, subject to the supervision of the Board of Trustees, provide the management and administrative services necessary for the operation of each fund. These services include providing facilities for maintaining each fund's organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters, and other persons dealing with each fund; preparing all general shareholder communications and conducting shareholder relations; maintaining each fund's records and the registration of each fund's shares under federal and state laws; developing management and shareholder services for each fund; and furnishing reports, evaluations, and analyses on a variety of subjects to the Trustees.
FMR is responsible for the payment of all expenses of each fund with certain exceptions. Specific expenses payable by FMR include, without limitation, expenses for the typesetting, printing, and mailing proxy materials to shareholders; legal expenses, and the fees of the custodian, auditor and interested Trustees; costs of typesetting, printing, and mailing prospectuses and statements of additional information, notices and reports to shareholders; each fund's proportionate share of insurance premiums and Investment Company Institute dues. FMR also provides for transfer agent and dividend disbursing services and portfolio and general accounting record maintenance through FSC.
FMR pays all other expenses of each fund with the following exceptions: fees and expenses of all Trustees of the trust who are not "interested persons" of the trust or FMR (the non-interested Trustees); interest on borrowings; taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of any litigation to which a fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation.
FMR is Spartan Municipal Money's manager pursuant to a management contract dated February 28, 1992. The contract was approved by Fidelity Union Street Trust as the then sole shareholder of Spartan Municipal Money on February 28, 1992, in conjunction with an Agreement and Plan to convert the fund from a series of a Massachusetts business trust to a series of a Delaware trust. The Agreement and Plan of Conversion was approved by public shareholders of the fund on December 11, 1991. Besides reflecting the fund's conversion, the February 28, 1992 contract is identical to the fund's prior management contract with FMR, which was approved by shareholders on December 11, 1991.
FMR is Spartan Short-Intermediate Municipal Income's manager pursuant to a management contract dated October 18, 1993. The contract was approved by Fidelity Municipal Trust as the then sole shareholder of the fund on October 18, 1993, in conjunction with an Agreement and Plan to convert the fund from a series of one Massachusetts business trust to a series of another Massachusetts business trust. The Agreement and Plan of Conversion was approved by public shareholders of the fund on August 18, 1993. Besides reflecting the fund's conversion, the October 18, 1993 contract is identical to the fund's prior management contract with FMR, which was approved by shareholders on November 13, 1991.
FMR is Spartan Municipal Income's manager pursuant to a management contract dated April 19, 1990, which was approved by shareholders on December 12, 1990, and Spartan Intermediate Municipal's and Spartan Aggressive Municipal's manager pursuant to management contracts dated March 18, 1993, which were approved by FMR, the then sole shareholder of each fund on April 8, 1993.
For the services of FMR under each management contract, the funds pay FMR a monthly management fee at the annual rate of .50% (Spartan Municipal Money), .55% (Spartan Short-Intermediate Municipal Income), .55% (Spartan Intermediate Municipal Income), .55% (Spartan Municipal Income), and .60% (Spartan Aggressive Municipal) of average net assets throughout the month. The management fee paid to FMR is reduced by an amount equal to the fees and expenses of the non-interested Trustees. Fees received by FMR, after reduction of fees and expenses of the non-interested Trustees, for the last three fiscal years are shown in the tables below:
FMR may, from time to time, voluntarily reimburse all or a portion of each fund's operating expenses (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses). FMR retains the ability to be repaid for these expense reimbursements in the amount that expenses fall below the limit prior to the end of the fiscal year. Expense reimbursements by FMR will increase each fund's total returns and yield and repayment of the reimbursement by each fund will lower its total returns: and yield. During the fiscal periods reported, FMR voluntarily agreed to reimburse certain funds to the extent that the fund's aggregate operating expenses were in excess of an annual rate of its average net assets. The tables below identify the funds in reimbursement; the levels of and periods for such reimbursement; and the dollar amount reimbursed by FMR, if any, for each period.
SPARTAN MUNICIPAL MONEY:
From                To                 Expense Limitation

August 1, 1994      --                 .40%

July 1, 1994        July 31, 1994      .35%

June 1, 1993        June 30, 1994      .32%

April 1, 1993       May 31, 1993       .28%

November 1, 1992    March 31, 1993     .25%

September 1, 1992   October 31, 1992   .23%


                     Management Fee Before       Amount of Expense          Amount of Credits Reducing
Fiscal Years Ended   Reimbursement and Credits   Limitation Reimbursement   Management Fees

1996                 $ 11,391,870                $ 2,280,081                $ 197,613

1995                 $ 11,137,523                $ 2,229,935                $ --

1994                 $ 10,606,957                $ 3,602,545                $ --


SPARTAN SHORT-INTERMEDIATE MUNICIPAL INCOME:
From               To              Expense Limitation

June 1, 1994       July 31, 1994   .45%

January 10, 1994   May 31, 1994    .40%


                     Management Fee Before       Amount of Expense          Amount of Credits Reducing
Fiscal Years Ended   Reimbursement and Credits   Limitation Reimbursement   Management Fees

1996                 $ 4,739,273                 $ --                       $ 56,000

1995                 $ 5,253,000                 $ --                       $ --

1994                 $ 6,100,246                 $ 866,308                  $ --


SPARTAN INTERMEDIATE MUNICIPAL INCOME:
From                To                   Expense Limitation

February 1, 1995    February 1, 1996     .45%

October 1, 1994     January 31, 1995     .40%

August 1, 1994      September 31, 1994   .30%

June 1, 1994        July 31, 1994        .35%

November 1, 1993    May 31, 1994         .20%

October 18, 1993    October 31, 1993     .15%

September 1, 1993   October 17, 1993     .10%

April 26, 1993      August 31, 1993      .00%


                     Management Fee Before       Amount of Expense          Amount of Credits Reducing
Fiscal Years Ended   Reimbursement and Credits   Limitation Reimbursement   Management Fees

1996                 $ 1,223,445                 $ 92,948                   $ 13,944

1995                 $ 1,213,370                 $ 289,444                  $ --

1994                 $ 1,459,525                 $ 916,717                  $ --


SPARTAN MUNICIPAL INCOME:

                     Management Fee Before       Amount of Expense          Amount of Credits Reducing
Fiscal Years Ended   Reimbursement and Credits   Limitation Reimbursement   Management Fees

1996                 $ 3,102,894                 $ --                       $ 59,880

1995                 $ 3,224,403                 $ --                       $ --

1994                 $ 4,332,192                 $ --                       $ --


SPARTAN AGGRESSIVE MUNICIPAL:

                     Management Fee Before       Amount of Expense          Amount of Credits Reducing
Fiscal Years Ended   Reimbursement and Credits   Limitation Reimbursement   Management Fees

1996                 $ 508,913                   $ --                       $ 461

1995                 $ 383,028                   $ --                       $ --

1994                 $ 243,521                   $ --                       $ --


To defray shareholder service costs, FMR or its affiliates also collect each fund's $5.00 exchange fee, $5.00 account closeout fee, $5.00 fee for wire purchases and redemptions, and Spartan Municipal Money's, Spartan Short Intermediate Municipal Income's, and Spartan Intermediate Municipal Income's $2.00 checkwriting charge. Spartan Municipal Income's .50% and Spartan Aggressive Municipal's 1.00% redemption fee on shares held less than 180 days is retained by each fund, it is not collected by FMR. Shareholder transaction fees and charges collected by FMR are indicated in the table below.
SPARTAN MUNICIPAL MONEY
      Year Ended                   Account                     Checkwriting
      August 31    Exchange Fees   Closeout Fees   Wire Fees   Charge

       1996        $ 10,444        $ 2,684         $ 2,305     $ 14,281

       1995        $ 13,120        $ 3,274         $ 3,005     $ 16,448

       1994        $ 21,336        $ 3,303         $ 3,155     $ 16,370

SPARTAN SHORT-INTERMEDIATE MUNICIPAL
      Period Ended                   Account                     Checkwriting
      August 31      Exchange Fees   Closeout Fees   Wire Fees   Charge

       1996          $ 7,790         $ 2,335         $ 590       $ 1,653

       1995          $ 11,545        $ 3,806         $ 770       $ 2,454

       1994          $ 20,989        $ 3,308         $ 1,805     $ 3,341

SPARTAN INTERMEDIATE MUNICIPAL INCOME
      Period Ended                   Account                     Checkwriting
      August 31      Exchange Fees   Closeout Fees   Wire Fees   Charge

       1996          $ 1,805         $ 685           $ 545       $ 446

       1995          $ 3,750         $ 1,100         $ 245       $ 600

       1994          $ 6,631         $ 885           $ 435       $ 730

SPARTAN MUNICIPAL INCOME
      Year Ended                   Account
      August 31    Exchange Fees   Closeout Fees   Wire Fees

       1996        $ 3,855         $ 1,765         $ 425

       1995        $ 8,145         $ 2,875         $ 665

       1994        $ 16,475        $ 2,985         $ 1,110

SPARTAN AGGRESSIVE MUNICIPAL
      Period Ended                   Account
      August 31      Exchange Fees   Closeout Fees   Wire Fees

       1996          $ 665           $ 175           $ 45

       1995          $ 1,000         $ 215           $ 50

       1994          $ 775           $ 145           $ 80

SUB-ADVISER. On behalf of Spartan Municipal Money Fund, FMR has entered into a sub-advisory agreement with FMR Texas pursuant to which FMR Texas has primary responsibility for providing portfolio investment management services to Spartan Municipal Money Fund.
Under the sub-advisory agreement, dated February 28, 1992 which was approved by shareholders on December 11, 1991, FMR pays FMR Texas fees equal to 50% of the management fee payable to FMR under its management contract with the fund. The fees paid to FMR Texas are not reduced by any voluntary or mandatory expense reimbursements that may be in effect from time to time. On behalf of the money market fund, for fiscal 1996, 1995, and 1994, FMR paid FMR Texas fees of $5,695,935, $5,568,762, and $5,303,479 respectively.
DISTRIBUTION AND SERVICE PLANS
The Trustees have approved Distribution and Service Plans on behalf of the funds (the Plans) pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the Rule). The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of a fund except pursuant to a plan approved on behalf of the fund under the Rule. The Plans, as approved by the Trustees, allow the funds and FMR to incur certain expenses that might be considered to constitute indirect payment by the funds of distribution expenses.
Under each Plan, if the payment of management fees by the funds to FMR is deemed to be indirect financing by the funds of the distribution of their shares, such payment is authorized by the Plans. Each Plan also specifically recognizes that FMR, either directly or through FDC, may use its management fee revenue, past profits, or other resources, without limitation, to pay promotional and administrative expenses in connection with the offer and sale of shares of each fund. In addition, each Plan provides that FMR may use its resources, including its management fee revenues, to make payments to third parties that assist in selling shares of each fund, or to third parties, including banks, that render shareholder support services.
No third party payments were made in fiscal 1996, 1995, and 1994.
Prior to approving each Plan, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan, and have determined that there is a reasonable likelihood that the Plan will benefit the fund and its shareholders. In particular, the Trustees noted that the Plans do not authorize payments by a fund other than those made to FMR under its management contract with the fund. To the extent that each Plan gives FMR and FDC greater flexibility in connection with the distribution of shares of each fund, additional sales of fund shares may result. Furthermore, certain shareholder support services may be provided more effectively under the Plans by local entities with whom shareholders have other relationships.
Spartan Municipal Money's Plan was approved by Fidelity Union Street Trust on February 28, 1992, as the then sole shareholder of the fund, pursuant to an Agreement and Plan of Conversion approved by public shareholders of the fund on December 11, 1991. Spartan Short-Intermediate Municipal Income's Plan was approved by Fidelity Municipal Trust on October 20, 1993, as the then sole shareholder of the fund pursuant to an Agreement and Plan of Conversion approved by public shareholders of the fund on August 18, 1993. The Plan for Spartan Municipal Income was approved by shareholders on December 12, 1990. The Plans for Spartan Intermediate Municipal and Spartan Aggressive Municipal were approved by FMR, the then sole shareholder of each fund, on April 8, 1993.
The Glass-Steagall Act generally prohibits federally and state chartered or supervised banks from engaging in the business of underwriting, selling, or distributing securities. Although the scope of this prohibition under the Glass-Steagall Act has not been clearly defined by the courts or appropriate regulatory agencies, FDC believes that the Glass-Steagall Act should not preclude a bank from performing shareholder support services, or servicing and recordkeeping functions. FDC intends to engage banks only to perform such functions. However, changes in federal or state statutes and regulations pertaining to the permissible activities of banks and their affiliates or subsidiaries, as well as further judicial or administrative decisions or interpretations, could prevent a bank from continuing to perform all or a part of the contemplated services. If a bank were prohibited from so acting, the Trustees would consider what actions, if any, would be necessary to continue to provide efficient and effective shareholder services. In such event, changes in the operation of the funds might occur, including possible termination of any automatic investment or redemption or other services then provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein, and banks and financial institutions may be required to register as dealers pursuant to state law.
Each fund may execute portfolio transactions with, and purchase securities issued by, depository institutions that receive payments under the Plans. No preference for the instruments of such depository institutions will be shown in the selection of investments.
CONTRACTS WITH FMR AFFILIATES
UMB Bank, n.a. (UMB) is each fund's custodian and transfer agent. UMB has entered into sub-contracts with FSC, an affiliate of FMR, under the terms of which FSC performs the processing activities associated with providing transfer agent and shareholder servicing functions for each fund. Under this arrangement, FSC receives an annual account fee and an asset-based fee each based on account size and fund type for each retail account and certain institutional accounts. With respect to certain institutional retirement accounts, FSC receives an annual account fee and an asset-based fee based on account type or fund type. These annual account fees are subject to increase based on postal rate changes. FSC also collects small account fees from certain accounts with balances of less than $2,500. UMB has additional sub-contracts with FSC, pursuant to which FSC performs the calculations necessary to determine each fund's NAV and dividends and maintains each fund's accounting records. For pricing and bookkeeping services, FSC receives a fee based on each fund's average net assets. UMB is entitled to reimbursement from FMR for fees paid to FSC because FMR must bear these costs pursuant to its management contract with each fund.
Each fund has a distribution agreement with FDC, a Massachusetts corporation organized on July 18, 1960. FDC is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of each fund, which are continuously offered at net asset value. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FMR.
DESCRIPTION OF THE TRUSTS
TRUSTS' ORGANIZATION. Spartan Short-Intermediate Municipal Income Fund, Spartan Intermediate Municipal Income Fund, Spartan Municipal Income Fund, and Spartan Aggressive Municipal Fund are funds of Fidelity Union Street Trust (the Massachusetts Trust), an open-end management investment company organized as a Massachusetts business trust on March 1, 1974 as Fidelity Daily Income Trust. The trust's name was changed to Fidelity Union Street Trust by a supplement to the Declaration of Trust dated and filed with the Commonwealth of Massachusetts on April 30, 1990. Currently, there are eight funds of the Massachusetts trust: Spartan Municipal Income Fund, Spartan Ginnie Mae Fund, Spartan Maryland Municipal Income Fund, Spartan Aggressive Municipal Fund, Spartan Intermediate Municipal Income Fund, Spartan Short-Intermediate Municipal Income Fund, Spartan Arizona Municipal Income Fund, and Fidelity Export Fund. Spartan Short-Intermediate Municipal Fund entered into an agreement to acquire all of the assets of Spartan Short-Intermediate Municipal Fund, a series of Fidelity Municipal Trust on October 20, 1993. The Massachusetts trust's Declaration of Trust permits the Trustees to create additional funds.
Spartan Municipal Money Fund is a fund of Fidelity Union Street Trust II (the Delaware Trust), an open-end management investment company organized as a Delaware business trust on June 20, 1991. Currently there are four funds of the Delaware trust: Spartan Municipal Money Fund, Fidelity Daily Income Trust, Spartan Arizona Municipal Money Market Fund, and Spartan World Money Market Fund. Spartan Municipal Money Fund entered into an agreement to acquire all of the assets of Spartan Municipal Money Fund, a series of Fidelity Union Street Trust, on February 28, 1992. The Delaware trust's Trust Instrument permits the Trustees to create additional funds. In the event that FMR ceases to be investment advisor to a trust or any of its funds, the right of the trust or the fund to use the identifying names "Fidelity" and "Spartan" may be withdrawn. There is a remote possibility that one fund might become liable for a misstatement in its prospectus or statement of additional information about another fund.
The assets of each trust received for the issue or sale of shares of each of its funds and all income, earnings, profits, and proceeds thereof, subject only to the rights of creditors, are especially allocated to such fund, and constitute the underlying assets of such fund. The underlying assets of each fund are segregated on the books of account, and are to be charged with the liabilities with respect to such fund and with a share of the general expenses of their respective trusts. Expenses with respect to the trusts are to be allocated in proportion to the asset value of their respective funds, except where allocations of direct expense can otherwise be fairly made. The officers of the trusts, subject to the general supervision of the Boards of Trustees, have the power to determine which expenses are allocable to a given fund, or which are general or allocable to all of the funds of a certain trust. In the event of the dissolution or liquidation of a trust, shareholders of each fund of that trust are entitled to receive as a class the underlying assets of such fund available for distribution.
SHAREHOLDER AND TRUSTEE LIABILITY - MASSACHUSETTS TRUST. The Massachusetts trust is an entity of the type commonly known as "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable for the obligations of the trust. The Declaration of Trust provides that the Massachusetts trust shall not have any claim against shareholders except for the payment of the purchase price of shares and requires that each agreement, obligation, or instrument entered into or executed by the Massachusetts trust or its Trustees shall include a provision limiting the obligations created thereby to the Massachusetts trust and its assets. The Declaration of Trust provides for indemnification out of each fund's property of any shareholders held personally liable for the obligations of the fund. The Declaration of Trust also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the fund itself would be unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is remote.
The Declaration of Trust further provides that the Trustees, if they have exercised reasonable care, will not be liable for any neglect or wrongdoing, but nothing in the Declaration of Trust protects Trustees against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
SHAREHOLDER AND TRUSTEE LIABILITY - DELAWARE TRUST. The Delaware trust is a business trust organized under Delaware law. Delaware law provides that shareholders shall be entitled to the same limitations of personal liability extended to stockholders of private corporations for profit. The courts of some states, however, may decline to apply Delaware law on this point. The Trust Instrument contains an express disclaimer of shareholder liability for the debts, liabilities, obligations, and expenses of the Delaware trust and requires that a disclaimer be given in each contract entered into or executed by the Delaware trust or its Trustees. The Trust Instrument provides for indemnification out of each fund's property of any shareholder or former shareholder held personally liable for the obligations of the fund. The Trust Instrument also provides that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Delaware law does not apply, no contractual limitation of liability was in effect, and the fund is unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is extremely remote.
The Trust Instrument further provides that the Trustees shall not be personally liable to any person other than the Delaware trust or its shareholders; moreover, the Trustees shall not be liable for any conduct whatsoever, provided that Trustees are not protected against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
VOTING RIGHTS - BOTH TRUSTS. Each fund's capital consists of shares of beneficial interest. For the bond funds as a shareholder, you receive one vote for each dollar value of net asset value you own. For the money market fund you receive one vote for each share you own. The shares have no preemptive or conversion rights; voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Prospectus. Shares are fully paid and nonassessable, except as set forth under the respective "Shareholder and Trustee Liability" headings above. Shareholders representing 10% or more of a trust or one of its funds may, as set forth in the Declaration of Trust or Trust Instrument, call meetings of the trust or fund for any purpose related to the trust or fund, as the case may be, including, in the case of a meeting of an entire trust, the purpose on voting on removal of one or more Trustees.
A trust or any fund may be terminated upon the sale of its assets to (or, in the case of the Delaware trust and its funds, merger with) another open-end management investment company or series thereof, or upon liquidation and distribution of its assets. Generally such terminations must be approved by vote of the holders of a majority of the outstanding shares of the trust or the fund. However, the Trustees of the Delaware trust may, without prior shareholder approval, change the form of the organization of the Delaware trust by merger, consolidation, or incorporation. If not so terminated or reorganized, the trusts and their funds will continue indefinitely.
Under the Trust Instrument, the Trustees may, without shareholder vote, cause the Delaware trust to merge or consolidate into one or more trusts, partnerships, or corporations, so long as the surviving entity is an open-end management investment company that will succeed to or assume the Delaware trust registration statement, or cause the Delaware trust to be incorporated under Delaware law. Each fund of the Massachusetts and Delaware trusts may also invest all of its assets in another investment company.
CUSTODIAN. UMB Bank, n.a., 1010 Grand Avenue, Kansas City, Missouri, 64106, is custodian of the assets of the funds. The custodian is responsible for the safekeeping of a fund's assets and the appointment of the subcustodian banks and clearing agencies. The custodian takes no part in determining the investment policies of a fund or in deciding which securities are purchased or sold by a fund. However, a fund may invest in obligations of the custodian and may purchase securities from or sell securities to the custodian. Morgan Guaranty Trust Company of New York, The Bank of New York and The Chase Manhattan Bank, each headquartered in New York, also may serve as a special purpose custodian of certain assets in connection with pooled repurchase agreement transactions.
FMR, its officers and directors, its affiliated companies, and the Board of Trustees may, from time to time, conduct transactions with various banks, including banks serving as custodians for certain funds advised by FMR. Transactions that have occurred to date include mortgages and personal and general business loans. In the judgment of FMR, the terms and conditions of those transactions were not influenced by existing or potential custodial or other fund relationships.
AUDITOR. Coopers & Lybrand L.L.P., One Post Office Square, Boston, Massachusetts (bond funds) and 1999 Bryan Street, Dallas, Texas (money market fund) serves as the trusts' independent accountant. The auditor examines financial statements for the funds and provides other audit, tax, and related services.
FINANCIAL STATEMENTS
Each fund's financial statements and financial highlights for the fiscal year ended August 31, 1996 are included in the fund's Annual Report, which is a separate report supplied with this Statement of Additional Information. Each fund's financial statements and financial highlights and the report of the auditors, thereon are incorporated herein by reference. APPENDIX
DOLLAR-WEIGHTED AVERAGE MATURITY is derived by multiplying the value of each investment by the time remaining to its maturity, adding these calculations, and then dividing the total by the value of the fund's portfolio. An obligation's maturity is typically determined on a stated final maturity basis, although there are some exceptions to this rule.
For example, if it is probable that the issuer of an instrument will take advantage of a maturity-shortening device, such as a call, refunding, or redemption provision, the date on which the instrument will probably be called, refunded, or redeemed may be considered to be its maturity date. When a municipal bond issuer has committed to call an issue of bonds and has established an independent escrow account that is sufficient to, and is pledged to, refund that issue, the number of days to maturity for the prerefunded bond is considered to be the number of days to the announced call date of the bonds.
The descriptions that follow are examples of eligible ratings for the funds. A fund may, however, consider the ratings for other types of investments and the ratings assigned by other rating organizations when determining the eligibility of a particular investment.
DESCRIPTION OF MOODY'S INVESTORS SERVICE RATINGS OF STATE AND MUNICIPAL
NOTES:
Moody's ratings for state and municipal and other short-term obligations will be designated Moody's Investment Grade (MIG, or VMIG for variable rate obligations). This distinction is in recognition of the difference between short-term credit risk and long-term credit risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important in the short run. Symbols used will be as follows:
MIG-1/VMIG-1 - This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG-2/VMIG-2 - This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.
MIG-3/VMIG-3 - This designation denotes favorable quality. All security elements are accounted for, but there is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established. MIG-4/VMIG-4 - This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and, although not distinctly or predominantly speculative, there is specific risk.
DESCRIPTION OF STANDARD & POOR'S RATINGS OF STATE AND MUNICIPAL NOTES:
SP-1 - Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.
SP-2 - Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
SP-3 - Speculative capacity to pay principal and interest.
DESCRIPTION OF MOODY'S INVESTORS SERVICE MUNICIPAL BOND RATINGS:
AAA - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
AA - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than the Aaa securities.
A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.
BAA - Bonds which are rated Baa are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
BA - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. CAA - Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
CA - Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked short-comings.
C - Bonds which are rated C are the lowest-rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.
There are nine basic rating categories for long-term obligations. They range from AAA (highest quality) to C (lowest quality). Those bonds within the AA, A, BAA, BA and B categories that Moody's believes possess the strongest credit attributes within those categories are designated by the symbols AA1, A1, BAA1, BA1 and B1.
DESCRIPTION OF STANDARD & POOR'S MUNICIPAL BOND RATINGS:
AAA - Debt rated AAA has the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.
AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher-rated issues only in small degree.
A - Debt rated A has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.
BB - Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.
B - Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.
CCC - Debt rated CCC has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.
CC - Debt rated CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC debt rating.
C - The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed but debt service payments are continued.
CI - The rating CI is reserved for income bonds on which no interest is being paid.
D - Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating will also be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.
The ratings from AA to CCC may be modified by the addition of a plus or minus to show relative standing within the major rating categories.
 (2_FIDELITY_LOGOS)SPARTAN(registered trademark)

AGGRESSIVE MUNICIPAL
FUND
ANNUAL REPORT
AUGUST 31, 1996
CONTENTS


PRESIDENT'S MESSAGE      3    Ned Johnson on investing
                              strategies.

PERFORMANCE              4    How the fund has done over time.

FUND TALK                7    The manager's review of fund
                              performance, strategy and outlook.

INVESTMENT CHANGES       10   A summary of major shifts in the
                              fund's investments over the past six
                              months.

INVESTMENTS              11   A complete list of the fund's
                              investments with their market
                              values.

FINANCIAL STATEMENTS     21   Statements of assets and liabilities,
                              operations, and changes in net
                              assets,
                              as well as financial highlights.

NOTES                    25   Notes to the financial statements.

REPORT OF INDEPENDENT    28   The auditors' opinion.
ACCOUNTANTS


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO
PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY AN
EFFECTIVE
PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC,
FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO
INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED. NEITHER THE FUND NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES,
CALL
1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST OR SEND MONEY.
To reduce expenses and demonstrate respect for our environment, we have initiated a project through which we will begin eliminating duplicate copies of most financial reports and prospectuses to most households, even if they have more than one account in the fund. If additional copies of financial reports, prospectuses or historical account information are needed, please call 1-800-544-6666.
PRESIDENT'S MESSAGE


DEAR SHAREHOLDER:
Although stocks have managed to post solid returns through the first eight months of 1996, signs of strength in the economy have led to inflation fears, causing some uncertainty in both the stock and bond markets so far this year. In 1995, both stock and bond markets posted strong results, while the year before, stocks posted below-average returns and bonds had one of the worst years in history.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
Keeping in mind that the effects of interest rate changes on your bond investments will only be "paper" gains or losses unless you sell your shares, staying in your bond fund may be appropriate if your investment horizon is at least a year or more. The longer your investing time frame, the more likely it is that you will retain your principal investment through both up and down markets. For example, a 10-year time frame, such as saving for a college education, enables you to weather these ups and downs in a long-term fund, which has higher potential returns. An intermediate-length fund could be appropriate if your investment horizon is two to four years, and a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government.
No matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in share price, reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee on an average sized account. You can also look at the fund's income to measure performance. If Fidelity had not reimbursed certain fund expenses during the periods shown, the total returns and dividends would have been lower. CUMULATIVE TOTAL RETURNS
PERIODS ENDED AUGUST 31, 1996                   PAST 1   LIFE OF
                                                YEAR     FUND

Spartan Aggressive Municipal                    5.47%    21.03%

Lehman Brothers Municipal Bond Index            5.24%    n/a

High Yield Municipal Debt Funds Average         5.43%    n/a

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year or since the fund started on April 29, 1993. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Lehman Brothers Municipal Bond Index, which is a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year. To measure how the fund's performance stacked up against its peers, you can compare it to the high yield municipal debt funds average which reflects the performance of 43 mutual funds with similar objectives tracked by Lipper Analytical Services, Inc., over the past 12 months. Both benchmarks include reinvested dividends and capital gains, if any.
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED AUGUST 31, 1996             PAST 1   LIFE OF
                                          YEAR     FUND

Spartan Aggressive Municipal              5.47%    5.87%

Lehman Brothers Municipal Bond Index      5.24%    n/a

High Yield Municipal Debt Funds Average   5.43%    n/a

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
IMAHDR PRASUN   SHR__CHT 19960831 19960916 090330 S00000000000001
             Spartan Aggressive Muni          Lehman Brothers Muni
             00442                            LB015
  1993/04/30       10000.00                        10000.00
  1993/05/31       10111.64                        10056.20
  1993/06/30       10292.54                        10224.04
  1993/07/31       10315.66                        10237.43
  1993/08/31       10551.38                        10450.57
  1993/09/30       10724.42                        10569.61
  1993/10/31       10748.11                        10590.01
  1993/11/30       10656.39                        10496.71
  1993/12/31       10896.03                        10718.29
  1994/01/31       11021.66                        10840.70
  1994/02/28       10776.70                        10559.92
  1994/03/31       10253.20                        10129.92
  1994/04/30       10327.49                        10215.82
  1994/05/31       10413.95                        10304.40
  1994/06/30       10368.71                        10241.44
  1994/07/31       10562.24                        10429.16
  1994/08/31       10616.12                        10465.25
  1994/09/30       10464.18                        10311.62
  1994/10/31       10258.74                        10128.48
  1994/11/30        9996.55                         9945.36
  1994/12/31       10230.34                        10164.26
  1995/01/31       10543.13                        10454.75
  1995/02/28       10850.76                        10758.77
  1995/03/31       10986.30                        10882.39
  1995/04/30       11008.24                        10895.23
  1995/05/31       11360.11                        11242.90
  1995/06/30       11267.35                        11145.09
  1995/07/31       11313.54                        11250.74
  1995/08/31       11461.77                        11393.40
  1995/09/30       11562.09                        11465.52
  1995/10/31       11734.99                        11632.23
  1995/11/30       11940.58                        11825.21
  1995/12/31       12044.42                        11938.85
  1996/01/31       12125.88                        12028.99
  1996/02/29       12083.74                        11947.79
  1996/03/31       11867.24                        11795.10
  1996/04/30       11839.46                        11761.72
  1996/05/31       11824.66                        11757.02
  1996/06/30       11952.82                        11885.05
  1996/07/31       12070.24                        11993.20
  1996/08/31       12089.93                        11990.33
IMATRL PRASUN   SHR__CHT 19960831 19960916 090336 R00000000000123

$10,000 OVER LIFE OF FUND: Let's say hypothetically that $10,000 was invested in Spartan Aggressive Municipal Fund on April 30, 1993, shortly after the fund started. As the chart shows, by August 31, 1996, the value of the investment would have grown to $12,090 - a 20.90% increase on the initial investment. This assumes the fund was still owned on August 31, 1996 and therefore does not include the effect of the $5 account closeout fee on an average sized account. For comparison, look at how the Lehman Brothers Municipal Bond Index did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 would have grown to $11,990 - a 19.90% increase.
UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield
of a fund that invests in
bonds will vary. That means if
you sell your shares during a
market downturn, you might
lose money. But if you can ride
out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS
                                                       APRIL 29, 1993
                                                       (COMMENCEMEN
                              YEARS ENDED AUGUST 31,   T OF OPERATIONS)
                              1996     1995    1994    TO AUGUST 31,
                                                       1993

Dividend return               5.78%    6.54%   5.84%    2.14%

Capital appreciation return   -0.31%   1.42%   -5.24%   3.49%

Total return                  5.47%    7.96%   0.60%    5.63%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED AUGUST 31, 1996       PAST          PAST 6         PAST 1
                                    MONTH         MONTHS         YEAR

Dividends per share                 4.62(cents)   28.17(cents)   56.64(cents)

Annualized dividend rate            5.44%         5.64%          5.66%

30-day annualized yield             5.53%         -              -

30-day annualized tax-equivalent    8.64%         -              -
yield

DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $10.00 over the past month, $9.90 over the past six months and $10.01 over the past year, you can compare the fund's income over these three periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis. The tax-equivalent yield shows what you would have to earn on a taxable investment to equal the fund's tax-free yield, if you're in the 36% tax bracket, but does not reflect payment of the federal alternative minimum tax, if applicable.
FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
Increased demand for municipal
bonds in the face of continued
low supply allowed municipal
bonds to outperform taxable debt
securities during the 12 months
ended August 31, 1996. While
the bond market in general has
been on a slow slide throughout
much of 1996, municipals have
held their ground better than
most. For the past 12 months, the
Lehman Brothers Municipal Bond
Index - a broad measure of the
municipal bond market - had a
total return of 5.24%. In
comparison, the Lehman
Brothers Aggregate Bond Index
- a proxy for investment-grade
taxable bonds - had a total
return of 4.11%. Factors that
helped munis outperform
included a lack of supply of new
issues, strong demand for
municipal bonds from insurance
companies and the diminishing
likelihood of significant tax reform
in the near future. Like most
domestic bonds, munis were hurt
by stronger-than-expected signs
of strength in the economy earlier
in 1996. Nevertheless, the market
conditions that supported the
muni market prevailed to the
point that munis ended the period
trading at expensive levels
relative to their taxable
counterparts.
An interview with Tanya Roy, Portfolio Manager of Spartan Aggressive Municipal Fund
Q. HOW DID THE FUND PERFORM, TANYA?
A. The fund had a total return of 5.47% for the 12-month period ended August 31, 1996. By comparison, the high-yield municipal debt fund's average returned 5.43% for the same time period, according to Lipper Analytical Services. In addition, the Lehman Brothers Municipal Bond Index returned 5.24% for the past year.
Q. HOW WOULD YOU DESCRIBE THE INVESTING ENVIRONMENT DURING THE PAST SIX
MONTHS?
A. During the period, yields on municipals rose, on average, about 40 to 45 basis points. If you look at the performance of municipals versus Treasuries for the same time period - which is a popular comparison - municipals outperformed Treasuries by a healthy margin. There are a couple of reasons for this. One is that, from a technical standpoint, there was a relatively moderate supply of municipal bonds coming to market and healthy demand from insurance companies and retail investors to absorb the new supply. Another is the absence of concern about tax reform, which had hindered the performance of municipals for a good part of 1995.
Q. WHY DID HIGH-YIELD MUNICIPALS OUTPERFORM INVESTMENT-GRADE MUNICIPALS DURING THE PERIOD?
A. New issuance was fairly light, not only for the municipal market as a whole, but also specifically in the high-yield sector, forcing available high-yield bonds to be bid up. In addition, a number of sectors that are well represented in the high-yield universe, such as health care, have performed well due to improving financial and operational results.
Q. WHERE DID YOU FIND INVESTMENT OPPORTUNITIES DURING THE PAST SIX MONTHS?
A. In the health care industry, hospitals have been good performers, with spreads remaining tight and the supply very low compared to what it has been in the past. There's been a lot of consolidation in the hospital sector, and there continues to be a fair amount of debate in the market about the prognosis for the health care sector. Interestingly, the volatility in the market has created opportunity for the fund. For example, in one situation the fund benefited when the bonds of a hospital it owned were tendered - or bought back by the issuer - at a favorable price. Health care remained one of the largest sector holdings in the fund at the end of the period.
Q. WHICH INVESTMENTS PROVED DISAPPOINTING?
A. The fund's performance was hurt by its interest in the Ford Heights, Illinois, incinerator project. In March, the governor of Illinois signed a bill that repealed a tax subsidy supporting three incinerator projects in the state, including Ford Heights. Ford Heights later entered bankruptcy proceedings. Though the fund no longer holds the bonds, the position did hurt the fund's performance.
Q. TANYA, WE UNDERSTAND THERE HAS BEEN A CHANGE TO THE FUND'S INVESTMENT POLICIES . . .
A. That's right. As of June 24, 1996, the fund changed some of its debt quality policies. The fund is no longer required to invest 65% of its holdings in securities equivalent in quality to those rated A or below. This change allows me more flexibility to invest in higher-quality securities if I believe the return potential of lower-quality securities is not commensurate with the risk. The fund was introduced in 1993, but the Tax Act of 1986 significantly reduced the supply of lower-quality municipal bonds by preventing or reducing the ability of certain issuers or sectors of the market to issue tax-exempt bonds. For a while, a substantial supply of these kinds of bonds was available in the secondary market, but now that is no longer the case. While the fund will still invest in lower-quality securities, it is no longer required to do so to such a large extent.
Q. WHAT'S YOUR OUTLOOK FOR THE NEXT SIX MONTHS?
A. The performance of the municipal market should continue to be influenced by light supply. That said, it is difficult to see municipals outperforming Treasuries much more than they already have so far this year. Although high-yield issuance has been lighter than I would like, I expect to continue to invest in attractive high-yield opportunities for shareholders. THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

FUND FACTS
GOAL: to increase the value
of the fund's shares by
investing mainly in the stocks
of North American
companies that are expected
to benefit from exporting
goods and services
START DATE: October 4, 1994
SIZE: as of August 31, 1996,
more than $267 million
MANAGER: Arieh Coll, since
October 1994; manager,
Fidelity Select Brokerage and
Investment Management
Portfolio, 1993-1995;
Fidelity Select Software and
Computer Services Portfolio,
1991-1994; Fidelity Select
Technology Portfolio,
1992-1993; joined Fidelity in
1989
(checkmark)
ARIEH COLL ON HIS INVESTING
PHILOSOPHY:
"I have several personal rules
of investing that I try to
remember each time I buy
and sell a stock. They include:
(solid bullet) DON'T LOSE MONEY. It's as important, if not more important, to limit losses as it is to secure gains. Substantial losses often prove difficult to make up.
(solid bullet)  INVEST WITHIN MY CIRCLE OF
COMPETENCE. If I don't feel
completely comfortable with
an investment, I stay away.
(solid bullet) STAY FOCUSED. I try to avoid distractions that interfere with my research. The reality is that the more time one spends doing basic research, the more great companies one will likely uncover.
(solid bullet)  BE PATIENT. It may seem
obvious to me that a
company's stock is
undervalued, but sometimes it
takes a while for the stock
market to agree and push up
the price.
(solid bullet) INVEST WITH CONVICTION. If I really like a company, I try to buy a lot of its stock. Great investment ideas don't pop up every day.
INVESTMENT CHANGES


TOP FIVE STATES AS OF AUGUST 31, 1996
               % OF FUND'S   % OF FUND'S
               INVESTMENTS   INVESTMENTS
                             IN THESE STATES
                             6 MONTHS AGO

New York       10.9          8.7

California     9.9           12.7

Michigan       6.9           9.2

Pennsylvania   6.7           6.2

Texas          4.6           3.1

TOP FIVE SECTORS AS OF AUGUST 31, 1996
               % OF FUND'S   % OF FUND'S
               INVESTMENTS   INVESTMENTS
                             IN THESE SECTORS
                             6 MONTHS AGO

Industrial
Development    23.0          17.8

Electric
Revenue        21.1          15.9

General
Obligation     18.1          16.6

Health Care    14.3          15.8

Special Tax     6.7           7.7

AVERAGE YEARS TO MATURITY AS OF AUGUST 31, 1996
                             6 MONTHS AGO

Years          15.0          14.7

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL THE PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF AUGUST 31, 1996
                             6 MONTHS AGO

Years           7.1           7.2

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE. EFFECTIVE JUNE, 1996, THE MODEL USED TO CALCULATE DURATIONS MAY HAVE BEEN SLIGHTLY MODIFIED IN ORDER TO FURTHER REFINE THIS INFORMATION. THESE CHANGES IN METHODOLOGY MAY PRODUCE ADJUSTMENTS IN HISTORICAL DURATION FIGURES. QUALITY DIVERSIFICATION (MOODY'S RATINGS)
AS OF AUGUST 31, 1996 AS OF FEBRUARY 29, 1996
11
Aaa         28.5%
Aa, A       18.6%
Baa         21.2%
Ba or B     10.2%
Non-rated   15.7%
Short-term
investments  5.8%
Aaa         26.8%
Aa, A       20.3%
Baa         18.5%
Ba or B     10.3%
Non-rated   18.3%
Short-term
investments  5.8%
Row: 1, Col: 1, Value: 5.8
Row: 1, Col: 2, Value: 15.7
Row: 1, Col: 3, Value: 10.2
Row: 1, Col: 4, Value: 21.2
Row: 1, Col: 5, Value: 18.6
Row: 1, Col: 6, Value: 28.5
Row: 1, Col: 1, Value: 5.8
Row: 1, Col: 2, Value: 18.3
Row: 1, Col: 3, Value: 10.3
Row: 1, Col: 4, Value: 18.5
Row: 1, Col: 5, Value: 20.3
Row: 1, Col: 6, Value: 26.8
SHOWN AS A PERCENTAGE OF THE FUND'S INVESTMENTS. WHERE MOODY'S RATINGS ARE NOT AVAILABLE, WE HAVE USED S&P RATINGS. UNRATED DEBT SECURITIES THAT ARE EQUIVALENT TO BA AND BELOW ACCOUNTED FOR 15.7% AND 16.5% OF THE FUND'S INVESTMENTS ON AUGUST 31, 1996 AND FEBRUARY 29, 1996, RESPECTIVELY. INVESTMENTS AUGUST 31, 1996

Showing Percentage of Total Value of Investment in Securities


MUNICIPAL BONDS - 94.2%
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
ALABAMA - 0.6%
Mobile Wtr. & Swr. Commissioners Wtr. & Swr.
Rev. Rfdg. 6.50% 1/1/09                          A $ 500,000 $ 533,750
ARIZONA - 1.7%
Arizona Trans. Board Excise Tax Rev. (Maricopa
County Regional Area Road-B Proj.)
6% 7/1/03 (AMBAC Insured)                      Aaa  500,000  530,000
Navajo County Ind. Dev. Auth. (Stone Container
Corp. Proj.) 7.40% 4/1/26 (c)                    -  1,000,000  1,015,000
                                                               1,545,000
CALIFORNIA - 9.9%
California Pub. Works Board Lease Rev.
(Various California State Univ. Projs.)
Series B, 5.55% 6/6/10                          A1  1,000,000  978,750
La Quinta Redev. Agcy. Tax Allocation Rfdg.
(Redev. Proj. Area #1) 7.30% 9/1/12
(MBIA Insured)                                 Aaa  470,000  551,663
Madera County Ctfs. of Prtn. (Valley
Children's
Hosp.) 6.25% 3/15/05 (MBIA Insured)            Aaa  1,000,000  1,071,250
Riverside County Ctfs. of Prtn. (Air Force
Village
West, Inc.) Series A, 8.125% 6/15/12             -  500,000  523,750
Sacramento Cogeneration Auth. Cogeneration
Proj. Rev. (Procter & Gamble Proj.)
6.50% 7/1/14                                  BBB-  500,000  508,125
Sacramento Pwr. Auth. Cogeneration Proj.
Rev.
6.50% 7/1/07                                 BBB-  1,000,000  1,040,000
Santa Clara County Fin. Auth. Lease Rev.
(VMC Replacement Proj.) Series A,
7.75% 11/15/08 (AMBAC Insured)                Aaa  1,000,000  1,208,750
Santa Margarita/Dana Point Auth. Rev.
(Impt. Dists. 1-2-2A & 8) Series A,
7.25% 8/1/10 (MBIA Insured)                   Aaa  1,045,000  1,216,119
South Orange County Pub. Fin. Auth. Spl.
Tax Rev. (Foothill Area) Series C,
8% 8/15/08 (FGIC Insured)                     Aaa  500,000  613,750
Tri-City Hosp. Dist. Rev. Rfdg. Series B,
5.375% 2/15/07 (MBIA Insured) (d)             Aaa  1,000,000  986,250
Upland Ctfs. of Prtn. (San Antonio Commty.
Hosp.) 5.25% 1/1/08                             A  500,000  471,875
                                                            9,170,282
MUNICIPAL BONDS - CONTINUED
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
COLORADO - 1.8%
Colorado Health Facs. Auth. Rev. Rfdg.
(Rocky Mountain Adventist):
 6.625% 2/1/13                                 Baa $ 500,000 $ 505,000
  6.625% 2/1/22  Baa  500,000  501,875
Colorado Springs Arpt. Rev. (Cap. Appreciation)
Series C, 0% 1/1/06                           BBB+  250,000  140,000
Denver City & County Arpt. Rev. Series A (c):
6.60% 11/15/97                                 Baa  250,000  255,625
 6.90% 11/15/98   Baa  250,000  260,625
                                                             1,663,125
CONNECTICUT - 3.0%
Connecticut Health & Ed. Facs. Auth. Rev.:
Rfdg. (Quinnipiac College) Series D,
 6% 7/1/13                                     BBB-  1,000,000  942,500
 (New Britain Mem. Hosp.) Series A,
 7.75% 7/1/22  BBB-  800,000  839,000
Connecticut Hsg. Fin. Auth. (Hsg. Mtg.
Fin. Prog.) Subseries B-1, 6.50% 5/15/18         Aa  200,000  203,750
Eastern Connecticut Resources Recovery Auth.
Solid Waste Rev. (Wheelabrator Lisbon Proj.)
Series A (c):
 5.50% 1/1/14                                    A-  500,000  455,000
  5.50% 1/1/20                                   A-  400,000  354,500
                                                              2,794,750
DISTRICT OF COLUMBIA - 3.2%
District of Columbia Gen. Oblig. Rfdg.:
Series A:
 5.625% 6/1/02                                   Ba  200,000  198,000
  5.75% 6/1/03                                   Ba  180,000  178,425
 Series A-3, 5.60% 6/1/07                        Ba  300,000  283,500
District of Columbia Redev. Land Agcy.
(Washington Sports Arena):
 4.85% 11/1/97                                  Baa  1,000,000  997,500
  5.625% 11/1/10                                Baa  1,350,000  1,294,313
                                                                 2,951,738
FLORIDA - 2.2%
Broward County Resource Recovery Rev.
(SES Broward Co. LP South Proj.)
7.95% 12/1/08                                     A  1,000,000  1,096,250
Dade County Seaport Rfdg. 6.50% 10/1/08
(MBIA Insured)                                  Aaa  850,000  940,313
                                                                2,036,563
MUNICIPAL BONDS - CONTINUED
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
GEORGIA - 4.2%
Cobb County School Dist. Unltd. Tax:
5% 2/1/97                                       Aa1 $ 250,000 $ 251,450
 6% 2/1/02                                      Aa1  1,220,000  1,293,200
Georgia Muni. Elec. Pwr. Auth. Pwr. Rev. Rfdg.
Series Z, 5.50% 1/1/12                            A  2,000,000  1,940,000
Savannah Econ. Dev. Auth. Ind. Dev. Rev.
(Stone Container Corp. Proj.)
7.40% 4/1/26 (c)                                  -  400,000  405,500
                                                                3,890,150
ILLINOIS - 1.9%
Chicago O'Hare Int'l. Arpt. Rev. Rfdg. (2nd Lien)
(Gen. Arpt. Proj.) Series A, 6.375% 1/1/15
(MBIA Insured)                                   Aaa  200,000  206,750
Metropolitan Pier & Expo Auth. Dedicated
Tax Rev. (Cap. Appreciation)
(McCormick Place Expansion Proj.)
Series A, 0% 6/15/09 (FGIC Insured)              Aaa  1,000,000  473,750
Metropolitan Pier & Expo Auth. Rev. Rfdg.
(Cap. Appreciation) (McCormick Place
Expansion Proj.) Series A,
0% 6/15/08 (MBIA Insured)                        Aaa  1,155,000  586,163
Round Lake Beach Tax Increment Rev. Rfdg.
7.50% 12/1/13                                      -  500,000  508,750
                                                                1,775,413
INDIANA - 3.4%
Fishers Econ. Dev. Rev. 1st Mtg. (United Student
Funds, Inc.) 8.375% 9/1/14                         -  1,500,000  1,556,250
Greensburg Ind. Econ. Dev. Rev. Rfdg.
(Kroger Co. Proj.) 7.25% 6/1/11                  Ba1  1,000,000  1,043,750
Indiana Bond Bank Rev. (State Revolving Fund
Prog.) Series A, 7% 2/1/05                         A  500,000  543,750
                                                                 3,143,750
KENTUCKY - 3.4%
Kenton County Arpt. Board Arpt. Spl. Facs. Rev.
(Delta Airlines Proj.) Series A,
7.125% 2/1/21 (c)                               Baa3  2,000,000  2,077,500
Winchester Ind. Bldg. Rev. Rfdg. (Kroger Co.)
7.75% 7/1/12                                     Ba1  1,000,000  1,060,000
                                                                 3,137,500
MUNICIPAL BONDS - CONTINUED
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
LOUISIANA - 1.3%
Hodge Util. Rev. (Stone Container Corp.)
9% 3/1/10 (c)  - $ 200,000 $ 215,750
Port New Orleans Ind. Dev. Rev. Rfdg.
(Continental Grain Co. Proj.) 7.50% 7/1/13     BB-  1,000,000  1,030,000
                                                               1,245,750
MARYLAND - 1.3%
Baltimore County Poll. Cont. Rev. Rfdg.
(Bethlehem Steel Proj.) Series B, 7.50% 6/1/15   -  500,000  516,875
Maryland Energy Fing. Administration Ltd.
Oblig. Solid Waste Disp. Facs. Recycling
Rev. (Hagerstown Fiber Ltd. Partners 94)
9% 10/15/16                                      -  300,000  247,875
Maryland Health & Higher Edl. Facs.
Auth. Rev. Rfdg. (Howard County Gen. Hosp.)
5.50% 7/1/25                                  Baa1  500,000  430,625
                                                             1,195,375
MASSACHUSETTS - 3.8%
Massachusetts Health & Edl. Facs. Auth.
1st Mtg. Rev. (Fairview Extended Care)
Series A, 10.25% 1/1/21                          -  1,000,000  1,128,750
Massachusetts Ind. Fin. Agcy. Rev:
(Evergreen Ctr., Inc.) 9.25% 11/1/11             -  435,000  465,994
 (Massachusetts Biomedical Research)
 Series A-1, 7.10% 8/1/99                       A1  400,000  417,000
 (Reeds Landing Proj.) 8.625% 10/1/23            -  500,000  530,625
Massachusetts Muni. Wholesale Elec. Co. Pwr.
Supply Sys. Rev.:
 Series A, 5.45% 7/1/18 (AMBAC Insured)        Aaa  500,000  459,375
  Series D, 6% 7/1/06                            A  500,000  510,000
                                                             3,511,744
MICHIGAN - 6.9%
Detroit Convention Facs. Rev. Rfdg. (Cobo Hall
Expansion Proj.) 5.25% 9/30/12                   A  1,000,000  912,500
Flint Michigan Hosp. Bldg. Auth. Rev. Series A,
6% 7/1/06                                      Baa  500,000  476,875
Greater Detroit Resources Recovery Auth. Rev.
6.25% 12/13/06 (AMBAC Insured)                 Aaa  1,000,000  1,068,750
Michigan Hosp. Fin. Auth. Rev. Rfdg.
(Pontiac Osteopathic Hosp.) 6% 2/1/24         Baa1  500,000  458,125
Michigan Pub. Pwr. Agcy. Rev. Rfdg.
(Belle River Proj.) Series B, 5% 1/1/19         A1  1,000,000  858,750
MUNICIPAL BONDS - CONTINUED
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
MICHIGAN - CONTINUED
Michigan Strategic Fund Ltd. Oblig. Rev.
 (Great Lakes Pulp & Fiber Proj.)
10.25% 12/1/16 (c)                               - $ 1,000,000 $ 766,250
Royal Oak Hosp. Fin. Auth. Rev. Rfdg.
(William Beaumont Hosp.) 6.25% 1/1/09           Aa  400,000  422,500
Tawas City Hosp. Fin. Auth. Hosp. Rev.
(Tawas St. Joseph Hosp. Proj.) Series A,
8.50% 3/15/12                                    -  400,000  412,000
Williamston Commty. School Dist. 6.25% 5/1/09
(MBIA Insured)                                 Aaa  1,000,000  1,060,000
                                                               6,435,750
MINNESOTA - 0.6%
Western Minnesota Muni. Pwr. Agcy. Pwr. Supply
Rev. Rfdg. Series A, 6.25% 1/1/06
(AMBAC Insured) (d)                            Aaa  500,000  536,250
MISSISSIPPI - 1.0%
Claiborne County Poll. Cont. Rev. (Sys. Energy
Resource, Inc.) 6.20% 2/1/26                   Ba1  1,000,000  946,250
MISSOURI - 0.6%
Kansas City Ind. Dev. Auth. Rev. (Kingswood
United Methodist Manor Proj.) Series 1993,
9% 11/15/13                                      -  500,000  537,500
NEBRASKA - 0.6%
Nebraska Pub. Pwr. Dist. Rev. Rfdg. (Elec. Sys.)
Series A, 6% 1/1/06                             A1  500,000  518,750
NEVADA - 1.6%
Clark County Ind. Dev. Rev. (Southwest Gas
Corp.)
Series A, 6.50% 12/1/33 (c)                   Baa3  1,000,000  962,500
Las Vegas Downtown Redev. Agcy. Tax Increment
Rev. (Sub. Lien Fremont St. Proj.) Series A,
6.10% 6/15/14                                 BBB+  500,000  477,500
                                                                1,440,000
NEW JERSEY - 3.1%
Camden County Impt. Auth. Lease Rev.
(Holt Hauling & Warehousing) (c):
 9.625% 1/1/11                                  -  600,000  592,500
  9.875% 1/1/21                                 -  700,000  690,375
New Jersey Econ. Dev. Auth. Econ. Dev. Rev.
Rfdg.
(Holt Hauling & Warehouse)
8.60% 12/15/17 (c)                              -  500,000  509,375
New Jersey Trans. Trust Fund Auth. Rfdg.
(Trans. Sys.) Series A, 6.50% 6/15/05
(AMBAC Insured)                               Aaa  1,000,000  1,097,500
                                                              2,889,750
MUNICIPAL BONDS - CONTINUED
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
NEW MEXICO - 2.9%
Albuquerque Arpt. Rev. Rfdg. 6.50% 7/1/08
(AMBAC Insured) (c)(d)                          Aaa $ 250,000 $ 260,000
Farmington Poll. Cont. Rev. (Pub. Svc. Co.
of New Mexico San Juan Proj.):
 Series A:
  6% 3/1/08                                     Ba2  1,790,000  1,738,538
   6.50% 9/1/09                                 Ba2  250,000  250,088
  Series X, 5.90% 4/1/07                        Ba2  500,000  484,375
                                                              2,733,001
NEW YORK - 10.9%
Metropolitan Trans. Auth. Svc. Contract Transit
Facs. Rfdg.:
 Series 5, 6.90% 7/1/05                        Baa1  1,000,000  1,065,000
  Series 7, 5.40% 7/1/06                       Baa1  1,000,000  970,000
Nassau County Gen. Impt. Series T,
5.20% 9/1/04                                    Aaa  1,000,000  1,008,750
New York City Gen. Oblig.:
Series B, 5.60% 8/15/06                        Baa1  350,000  336,438
 Series D, 6.50% 2/15/05                       Baa1  500,000  515,000
 5.70% 8/15/02                                 Baa1  500,000  504,375
New York State Dorm. Auth. Rev. Rfdg.
(State Univ. Edl. Facs.) Series A,
5.50% 5/15/05                                  Baa1  750,000  741,563
New York State Energy Research & Dev. Auth.
Elec. Facs. Rev. (Long Island Lighting)
Series A (c):
 7.15% 12/1/20                                  Ba3  800,000  800,000
  6.90% 8/1/22                                  Ba3  595,000  583,100
New York State Local Gov't. Assistance Corp.:
Rfdg. Series C, 5.50% 4/1/17                      A  850,000  810,688
 Series B, 7.50% 4/1/20
 (Pre-Refunded to 4/1/01@102) (e)               Aaa  1,000,000  1,128,750
New York State Tollway Auth. Hwy. & Bridge
Trust Fund Series B, 5.125% 4/1/15
(MBIA Insured)                                  Aaa  1,000,000  923,750
New York State Tollway Auth. Svc. Contract Rev.
(Local Hwy. & Bridge) 5.90% 4/1/07             Baa1  250,000  252,500
New York State Urban Dev. Corp. Rev.
5.25% 1/1/07                                   Baa1  500,000  475,625
                                                               10,115,539
MUNICIPAL BONDS - CONTINUED
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
NEW YORK & NEW JERSEY - 0.6%
New York & New Jersey Port Auth. Spl.
Oblig. Rev.
(Continental Airlines Corp.; Eastern
Airlines,
Inc.; U.S. Air, Inc. - LaGuardia Proj.)
9.125% 12/1/15 (c)                              B2 $ 500,000 $ 557,500
NORTH CAROLINA - 2.6%
North Carolina Eastern Muni. Pwr. Agcy.
Pwr. Sys. Rev. Rfdg. Series C:
 5.25% 1/1/04                                    A  1,000,000  973,750
  7% 1/1/07                                      A  1,000,000  1,086,250
North Carolina Muni. Pwr. Agcy. Rev. Rfdg.
(No 1 Catawba Elec.) 6.25% 1/1/17
(AMBAC Insured)                                Aaa  300,000  307,500
                                                               2,367,500
OHIO - 1.0%
Ohio Wtr. Dev. Auth. Poll. Cont. Facs. Rev.
(Wtr. Cont. Loan Fund) Wtr. Quality Series,
5.50% 6/1/15 (MBIA Insured)                    Aaa  1,000,000  960,000
OREGON - 0.6%
Portland Swr. Sys. Rev. Series A, 6.25% 6/1/15  A1  500,000  516,875
PENNSYLVANIA - 6.7%
Delaware County Auth. 1st. Mtg. Rev.
(Riddle Village Proj.) 7% 6/1/00                 -  600,000  608,250
Montgomery County Higher Ed. & Health Auth.
Hosp. Rev. (United Hosp. Proj.):
 Series A, 8.375% 11/1/03                      Ba1  135,000  152,044
  Series B, 7.50% 11/1/15                      Ba1  165,000  179,025
Pennsylvania Convention Ctr. Auth. Rev. Rfdg.
Series A, 6.70% 9/1/14 (MBIA Insured)          Aaa  1,500,000  1,631,250
Philadelphia Auth. for Ind. Dev. Rev. Rfdg.
(Philadelphia Arpt.) 7.75% 12/1/17 (c)          -  805,000  841,225
Philadelphia Hosps. & Higher Ed. Facs. Auth.
Hosp. Rev. Rfdg. 5.95% 7/1/03                Baa1  500,000  500,625
Somerset County Hosp. Auth. Rev. (Health
Care
1st Mtg.- GF Somerset Care, Inc.)
8.40% 6/1/09  -  515,000  544,613
Southern Pennsylvania Trans. Auth. Spl. Rev.
6.50% 3/1/05 (FGIC Insured)                  Aaa  1,000,000  1,093,750
Warren County Ind. Dev. Auth. Specialized
Dev. Rev. Rfdg. (Beverly Enterprises, Inc.)
 8.75% 11/1/06                                 -  125,000  135,313
  9%, 11/1/12                                  -  500,000  546,875
                                                              6,232,970
MUNICIPAL BONDS - CONTINUED
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
TENNESSEE - 1.7%
Memphis-Shelby County Arpt. Auth. Arpt. Rev.
Rfdg. Series B, 6.50% 2/15/09
(MBIA Insured) (c)                             Aaa $ 500,000 $ 531,250
Metropolitan Gov't. Nashville & Davidson
County
Wtr. & Swr. Rev. Rfdg. 6% 1/1/07
(MBIA Insured)                                 Aaa  1,000,000  1,058,750
                                                               1,590,000
TEXAS - 4.3%
Alliance Arpt. Inc. Auth. Spl. Facs. Rev.
(American Airlines, Inc. Proj.)
7.50% 12/1/29 (c)                             Baa2  2,000,000  2,110,000
El Paso Property Fin. Auth. Single Family
Mtg. Rev.
Series A, 8.70% 12/1/18
(GNMA Coll.) (c)                               Aaa  715,000  765,050
Harris County Cultural Ed. Facs. Fin. Corp.
Rev. Rfdg. (Space Ctr. Houston Proj.):
 Series A, 9.25% 8/15/23                         -  85,000  80,963
  Series B, 0% 8/15/23 (b)                       -  215,000  54,288
Lower Neches Valley Auth. Ind. Dev. Corp. Swr.
Facs. Rev. (Mobil Oil Refining Corp. Proj.)
6.40% 3/1/30 (c)                               Aa2  1,000,000  1,011,250
                                                               4,021,551
UTAH - 1.0%
Intermountain Pwr. Agcy. Pwr. Supply Rev. Rfdg.
Series B, 5.75% 7/1/16 (MBIA Insured) (d)      Aaa  1,000,000  941,250
VIRGINIA - 1.2%
Loudoun County Ind. Dev. Auth. Residential
Care Facs. Rev. (Falcons Landing Proj.)
Series A, 8.75% 11/1/24                         -  1,055,000  1,068,180
WASHINGTON - 4.4%
Washington Pub. Pwr. Supply Sys.
(Nuclear Proj. #2) Rev.:
 Rfdg. Series A, 0% 7/1/11 (MBIA Insured)     Aaa  1,350,000  558,563
  5.55% 7/1/10 (FGIC Insured)                 Aaa  2,700,000  2,602,125
  5.40% 7/1/12                                 Aa  1,000,000  920,000
                                                               4,080,688
WYOMING - 0.2%
Sweetwater County Poll. Cont. Rev. Rfdg.
(Idaho Pwr. Co. Proj.) Series A,
6.05% 7/15/26                                  A3  200,000  196,250
TOTAL MUNICIPAL BONDS
(Cost $87,549,269)                                           87,280,444
MUNICIPAL NOTES (B) - 5.8%
                                            MOODY'S PRINCIPAL VALUE
                              RATINGS (UNAUDITED(A)  AMOUNT   (NOTE 1)
ALABAMA - 1.3%
Phenix City Ind. Dev. Board Environmental
Impt. Rev. (Mead Coated Board Proj.)
Series 1993-A, 3.75%, LOC Toronto
Dominion Bank, VRDN (c)                        A-1+ $ 1,200,000 $ 1,200,000
ARIZONA - 0.4%
Coconino County Poll. Cont. Corp. Poll. Cont.
Rev. (Arizona Pub. Svc. Co. Navajo Proj.)
Series 1994-A, 4%, LOC Bank of America
Nat'l. Trust & Savings, VRDN (c)                P-1  400,000  400,000
KENTUCKY - 0.6%
Daviess County Solid Waste Disp. Facs. Rev.
(Scott Paper Co.) Series 1993-B, 3.85%,
VRDN (c)                                        P-1  500,000  500,000
LOUISIANA - 1.3%
Calcasieu Parish, Inc. Ind. Dev. Board
Environmental Rev. Rfdg. (Citgo Petroleum Corp.)
4%, LOC Banque Nationale de Paris,
VRDN (c)                                     VMIG 1  1,200,000  1,200,000
SOUTH CAROLINA - 0.4%
South Carolina Jobs Econ. Dev. Auth. Econ.
Dev. Rev. (Wellman, Inc. Proj.) Series 1991,
4.10%, LOC Wachovia Bank, VRDN (c)               -  400,000  400,000
TEXAS - 0.3%
Brazos River Hbr. Navigation Dist. of Brazoria
(Dow Chemical Co. Proj.) Series 1996,
4%, VRDN (c)                                   P-1  300,000  300,000
VIRGINIA - 1.5%
King George County Ind. Dev. Auth. Exempt Facs.
Rev. (Birchwood Power Partners) Series 1996-A
4%, LOC Credit Suisse, VRDN (c)               A-1+  1,000,000  1,000,000
Southampton County Ind. Dev. Auth. Facs. Rev.
(Hadson Pwr. #11-Southampton Proj.)
Series 1990-A, 3.70%,
LOC Credit Suisse, VRDN (c)                      -  400,000  400,000
                                                              1,400,000
TOTAL MUNICIPAL NOTES
(Cost $5,400,000)                                             5,400,000
TOTAL INVESTMENT IN SECURITIES - 100%
(Cost $92,949,269)                                            $ 92,680,444
SECURITY TYPE ABBREVIATIONS
VRDN - Variable Rate Demand Notes
LEGEND
1. Standard & Poor's credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
2. The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
3. Private activity obligations whose interest is subject to the federal alternative minimum tax for individuals.
4. Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
5. Security collateralized by an amount sufficient to pay interest and principal.
OTHER INFORMATION
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 44.2% AAA, AA, A 43.5%
Baa        16.9% BBB        17.5%
Ba          8.5% BB          9.8%
B           0.6% B           3.2%
Caa         0.0% CCC         0.0%
Ca, C       0.0% CC, C       0.0%
                 D           0.0%
The percentage not rated by both S&P and Moody's amounted to 15.7%. FMR has determined that unrated debt securities that are lower quality account for 15.7% of the total value of investment in securities.
The distribution of municipal securities by revenue source, as a percentage of total value of investment in securities, is as follows:
Industrial Development  23.0%
Electric Revenue  21.1
General Obligation  18.1
Health Care  14.3
Special Tax  6.7
Others (individually less than 5%)   16.8
TOTAL  100.0%
INCOME TAX INFORMATION
At August 31, 1996, the aggregate cost of investment securities for income tax purposes was $92,950,259. Net unrealized depreciation aggregated $269,815, of which $1,109,239 related to appreciated investment securities and $1,379,054 related to depreciated investment securities.
At August 31, 1996, the fund had a capital loss carryforward of approximately $1,845,000 of which $1,047,000 and $798,000 will expire on August 31, 2003 and 2004, respectively.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 AUGUST 31, 1996

ASSETS

Investment in securities, at value (cost $92,949,269) -                  $ 92,680,444
See accompanying schedule

Cash                                                                      142,514

Interest receivable                                                       1,419,778

Redemption fees receivable                                                107

 TOTAL ASSETS                                                             94,242,843

LIABILITIES

Payable for investments purchased                          $ 2,742,572
Delayed delivery

Distributions payable                                       134,853

Accrued management fee                                      46,103

 TOTAL LIABILITIES                                                        2,923,528

NET ASSETS                                                               $ 91,319,315

Net Assets consist of:

Paid in capital                                                          $ 93,486,449

Accumulated undistributed net realized gain (loss)                        (1,898,309)
on investments

Net unrealized appreciation (depreciation) on                             (268,825)
investments

NET ASSETS, for 9,222,650 shares outstanding                             $ 91,319,315

NET ASSET VALUE, offering price and redemption price                      $9.90
per share ($91,319,315 (divided by) 9,222,650 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED AUGUST 31, 1996

INTEREST INCOME                                                           $ 5,307,199

EXPENSES

Management fee                                             $ 508,913

Non-interested trustees' compensation                       344

 Total expenses before reductions                           509,257

 Expense reductions                                         (1,548)        507,709

NET INTEREST INCOME                                                        4,799,490

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      499,617

 Futures contracts                                          (75,461)       424,156

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      (1,155,623)

 Futures contracts                                          66,431         (1,089,192)

NET GAIN (LOSS)                                                            (665,036)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                           $ 4,134,454
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                          YEAR ENDED      YEAR ENDED
                                                          AUGUST 31,      AUGUST 31,
                                                          1996            1995

INCREASE (DECREASE) IN NET ASSETS

Operations                                                $ 4,799,490     $ 3,988,362
Net interest income

 Net realized gain (loss)                                  424,156         (1,540,072)

 Change in net unrealized appreciation (depreciation)      (1,089,192)     2,464,802

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING           4,134,454       4,913,092
FROM OPERATIONS

Distributions to shareholders from net interest income     (4,799,490)     (3,988,362)

Share transactions                                         41,045,501      47,030,882
Net proceeds from sales of shares

 Reinvestment of distributions                             3,299,472       2,802,507

 Cost of shares redeemed                                   (26,961,145)    (37,965,544)

 Redemption fees                                           37,488          97,520

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING           17,421,316      11,965,365
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                  16,756,280      12,890,095

NET ASSETS

 Beginning of period                                       74,563,035      61,672,940

 End of period                                            $ 91,319,315    $ 74,563,035

OTHER INFORMATION
Shares

 Sold                                                      4,081,530       4,907,461

 Issued in reinvestment of distributions                   329,404         291,017

 Redeemed                                                  (2,699,136)     (3,987,462)

 Net increase (decrease)                                   1,711,798       1,211,016

FINANCIAL HIGHLIGHTS
                                      YEARS ENDED AUGUST 31,           APRIL 29, 1993
                                                                       (COMMENCEMENT
                                                                       OF OPERATIONS) TO

                                      1996       1995      1994 D      AUGUST 31, 1993

SELECTED PER-SHARE DATA

Net asset value, beginning           $ 9.930    $ 9.790    $ 10.350   $ 10.000
of period

Income from Investment Operations     .566       .602       .603       .209
Net interest income

 Net realized and unrealized          (.034)     .125       (.564)     .346
 gain (loss)

 Total from investment operations     .532       .727       .039       .555

Less Distributions

 From net interest income             (.566)     (.602)     (.603)     (.209)

 From net realized gain               -          -          (.010)     -

 In excess of net realized gain       -          -          (.010)     -

 Total distributions                  (.566)     (.602)     (.623)     (.209)

Redemption fees added to              .004       .015       .024       .004
paid in capital

Net asset value, end of period       $ 9.900    $ 9.930    $ 9.790    $ 10.350

TOTAL RETURN B, C                     5.48%      7.97%      0.61%      5.64%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period            $ 91,319   $ 74,563   $ 61,673   $ 17,267
(000 omitted)

Ratio of expenses to average          .60%       .60%       .60%       .60% A
net assets

Ratio of net interest income to       5.65%      6.24%      6.03%      6.24% A
average
net assets

Portfolio turnover rate               45%        51%        64%        53% A

A ANNUALIZED
B THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN (SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS).
C TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
D EFFECTIVE SEPTEMBER 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
NOTES TO FINANCIAL STATEMENTS
For the period ended August 31, 1996




1. SIGNIFICANT ACCOUNTING POLICIES.
Spartan Aggressive Municipal Fund (the fund) is a fund of Fidelity Union Street Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The financial statements have been prepared in conformity with generally accepted accounting principles which permit management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INTEREST INCOME. Interest income, which includes amortization of premium and accretion of original issue discount, is accrued as earned.
EXPENSES. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are declared daily and paid monthly from net interest income. Distributions from realized gains, if any, are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for futures and options transactions, market discount and losses deferred due to futures and options.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Accumulated undistributed net realized gain
(loss) on investments may include temporary book and tax basis differences that will reverse in a subsequent period. Any taxable gain remaining at fiscal year end is distributed in the following year.
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
REDEMPTION FEES. Shares held in the fund less than 180 days are subject to a redemption fee equal to 1% of the proceeds of the redeemed shares. The fee, which is retained by the fund, is accounted for as an addition to paid in capital.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
DELAYED DELIVERY TRANSACTIONS. The fund may purchase or sell securities on a when-issued or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of the securities purchased or sold on a when-issued or forward commitment basis are identified as such in the fund's schedule of investments. The fund may receive compensation for interest forgone in the purchase of a delayed delivery security. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.
FUTURES CONTRACTS AND OPTIONS. The fund may use futures and options contracts to manage its exposure to the bond market and to fluctuations in interest rates. Buying futures, writing puts, and buying calls tend to increase the fund's exposure to the underlying instrument. Selling futures, buying puts, and writing calls tend to decrease the fund's exposure to the underlying instrument, or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparties do not perform under the contracts' terms.
Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded. Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations.
3. PURCHASES AND SALES OF INVESTMENTS.
Purchases and sales of securities, other than short-term securities, aggregated $55,101,602 and $36,262,313, respectively.
The market value of futures contracts opened and closed during the period amounted to $3,734,765 and $6,014,666, respectively.
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, Fidelity Management & Research Company (FMR) pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES - CONTINUED
MANAGEMENT FEE - CONTINUED
expenses. FMR receives a fee that is computed daily at an annual rate of
 .60% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $885 for the period.
5. EXPENSE REDUCTIONS.
FMR voluntarily agreed to reimburse the fund's operating expenses (excluding interest, taxes, brokerage commissions and extraordinary expenses). For the period, the reimbursement reduced the expenses by $461. In addition, FMR has entered into arrangements on behalf of the fund with the fund's custodian and transfer agent whereby interest earned on uninvested cash balances was used to offset a portion of the fund's expenses. During the period, the fund's expenses were reduced by $1,087 under these arrangements.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Fidelity Union Street Trust and the Shareholders of Spartan Aggressive Municipal Fund:
We have audited the accompanying statement of assets and liabilities of Fidelity Union Street Trust: Spartan Aggressive Municipal Fund, including the schedule of portfolio investments, as of August 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended and for the period April 29, 1993 (commencement of operations) to August 31, 1993. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fidelity Union Street Trust: Spartan Aggressive Municipal Fund as of August 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended and for the period April 29, 1993 (commencement of operations) to August 31, 1993, in conformity with generally accepted accounting principles.
/s/COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
October 4, 1996
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN). The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call -
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC
(PHONE_GRAPHIC)MUTUAL FUND QUOTES*
1-800-544-8544
Just make a selection from this record-ed menu:
PRESS
 For quotes on funds you own.
1.
 For an individual fund quote.
2.
 For the ten most frequently
requested Fidelity fund quotes.
3.
 For quotes on Fidelity Select
Portfolios(registered trademark).
4.
 To change your Personal
Identification Number (PIN).
5.
 To speak with a Fidelity
representative.
6.
(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC)(PHONE_GRAPHIC
(PHONE_GRAPHIC)MUTUAL FUND ACCOUNT
BALANCES 1-800-544-7544
Just make a selection from this record-
ed menu:
PRESS
 For balances on funds you own.
1.
 For your most recent fund activity
(purchases, redemptions, and
dividends).
2.
 To change your Personal
Identification Number (PIN).
3.
 To speak with a Fidelity
representative.
4.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO VISIT FIDELITY


For directions and hours,
please call 1-800-544-9797.
ARIZONA
7373 N. Scottsdale Road
Scottsdale, AZ
CALIFORNIA
851 East Hamilton Avenue
Campbell, CA
527 North Brand Boulevard
Glendale, CA
19100 Von Karman Avenue
Irvine, CA
10100 Santa Monica Blvd.
Los Angeles, CA
811 Wilshire Boulevard
Los Angeles, CA
251 University Avenue
Palo Alto, CA
1760 Challenge Way
Sacramento, CA
7676 Hazard Center Drive
San Diego, CA
455 Market Street
San Francisco, CA
950 Northgate Drive
San Rafael, CA
1400 Civic Drive
Walnut Creek, CA
6300 Canoga Avenue
Woodland Hills, CA
COLORADO
1625 Broadway
Denver, CO
CONNECTICUT
265 Church Street
New Haven, CT
300 Atlantic Street
Stamford, CT
29 South Main Street
West Hartford, CT
DELAWARE
222 Delaware Avenue
Wilmington, DE
FLORIDA
4400 N. Federal Highway
Boca Raton, FL
90 Alhambra Plaza
Coral Gables, FL
4090 N. Ocean Boulevard
Ft. Lauderdale, FL
4001 Tamiami Trail, North
Naples, FL
1907 West State Road 434
Orlando, FL
2401 PGA Boulevard
Palm Beach Gardens, FL
8065 Beneva Road
Sarasota, FL
2000 66th Street, North
St. Petersburg, FL
GEORGIA
3525 Piedmont Road, N.E.
Atlanta, GA
1000 Abernathy Road
Atlanta, GA
HAWAII
700 Bishop Street
Honolulu, HI
ILLINOIS
215 East Erie Street
Chicago, IL
One North Franklin
Chicago, IL
540 Lake Cook Road
Deerfield, IL
1415 West 22nd Street
Oak Brook, IL
1700 East Golf Road
Schaumburg, IL
LOUISIANA
201 St. Charles Avenue
New Orleans, LA
MAINE
3 Canal Plaza
Portland, ME
MARYLAND
7401 Wisconsin Avenue
Bethesda, MD
1 West Pennsylvania Ave.
Towson, MD
MASSACHUSETTS
470 Boylston Street
Boston, MA
21 Congress Street
Boston, MA
25 State Street
Boston, MA
300 Granite Street
Braintree, MA
44 Mall Road
Burlington, MA
416 Belmont Street
Worcester, MA
MICHIGAN
280 North Woodward Ave.
Birmingham, MI
29155 Northwestern Hwy.
Southfield, MI
MINNESOTA
7600 France Avenue South
Edina, MN
MISSOURI
700 West 47th Street
Kansas City, MO
8885 Ladue Road
Ladue, MO
200 North Broadway
St. Louis, MO
NEW JERSEY
56 South Street
Morristown, NJ
501 Route 17, South
Paramus, NJ
505 Millburn Avenue
Short Hills, NJ
NEW YORK
1050 Franklin Avenue
Garden City, NY
999 Walt Whitman Road
Melville, L.I., NY
1271 Avenue of the
 Americas
New York, NY
71 Broadway
New York, NY
350 Park Avenue
New York, NY
10 Bank Street
White Plains, NY
NORTH CAROLINA
4611 Sharon Road
Charlotte, NC
2200 West Main Street
Durham, NC
OHIO
600 Vine Street
Cincinnati, OH
28699 Chagrin Boulevard
Woodmere Village, OH
1903 East Ninth Street
Cleveland, OH
OREGON
121 S.W. Morrison Street
Portland, OR
PENNSYLVANIA
1735 Market Street
Philadelphia, PA
439 Fifth Avenue
Pittsburgh, PA
TENNESSEE
5100 Poplar Avenue
Memphis, TN
TEXAS
10000 Research Boulevard
Austin, TX
7001 Preston Road
Dallas, TX
1155 Dairy Ashford
Houston, TX
2701 Drexel Drive
Houston, TX
1010 Lamar Street
Houston, TX
400 East Las Colinas Blvd.
Irving, TX
14100 San Pedro
San Antonio, TX
UTAH
215 South State Street
Salt Lake City, UT
VERMONT
199 Main Street
Burlington, VT
VIRGINIA
8180 Greensboro Drive
McLean, VA
WASHINGTON
411 108th Avenue, N.E.
Bellevue, WA
511 Pine Street
Seattle, WA
WASHINGTON, DC
1775 K Street,  N.W.
Washington, DC
WISCONSIN
595 North Barker Road
Brookfield, WI

INVESTMENT ADVISER
Fidelity Management & Research Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Fred L. Henning, Jr., Vice President
Arthur S. Loring, Secretary
Kenneth A. Rathgeber, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox *
Phyllis Burke Davis *
Richard J. Flynn *
Edward C. Johnson 3d
E. Bradley Jones *
Donald J. Kirk *
Peter S. Lynch
Edward H. Malone *
Marvin L. Mann *
Gerald C. McDonough *
Thomas R. Williams *
ADVISORY BOARD
William O. McCoy
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENTS
Fidelity Service Co.
Boston, MA
 and
UMB Bank, n.a.
Kansas City, MO
CUSTODIAN
UMB Bank, n.a.
Kansas City, MO
(registered trademark)
Corporate Headquarters
82 Devonshire St., Boston, MA 02109
FIDELITY'S TAX-FREE BOND FUNDS
Aggressive Municipal
California Insured Municipal Income
California Municipal Income
Insured Municipal Income
Limited Term Municipal Income
Massachusetts Municipal Income
Michigan Municipal Income
Minnesota Municipal Income
Municipal Income
New York Municipal Income
New York Insured Municipal Income
Ohio Municipal Income
Spartan Aggressive Municipal
(registered trademark)
Spartan Arizona Municipal Income
Spartan California Intermediate Municipal
Spartan California Municipal Income
Spartan Connecticut Municipal Income
Spartan Florida Municipal Income
Spartan Intermediate Municipal Income
Spartan Maryland Municipal Income
Spartan Municipal Income
Spartan New Jersey Municipal Income
Spartan New York Intermediate Municipal
Spartan New York Municipal Income
Spartan Pennsylvania Municipal Income
Spartan Short-Intermediate
Municipal Income
THE FIDELITY TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
Exchanges/Redemption 1-800-544-7777
Mutual Fund Quotes   1-800-544-8544
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
* INDEPENDENT TRUSTEES
 AUTOMATED LINES FOR QUICKEST SERVICE
FIDELITY

AGGRESSIVE MUNICIPAL
FUND
ANNUAL REPORT
DECEMBER 31, 1996
CONTENTS


PRESIDENT'S MESSAGE      3    Ned Johnson on investing
                              strategies.

PERFORMANCE              4    How the fund has done over time.

FUND TALK                7    The manager's review of fund
                              performance, strategy and outlook.

INVESTMENT CHANGES       10   A summary of major shifts in the
                              fund's investments over the past six
                              months.

INVESTMENTS              11   A complete list of the fund's
                              investments with their market
                              values.

FINANCIAL STATEMENTS     27   Statements of assets and liabilities,
                              operations, and changes in net
                              assets,
                              as well as financial highlights.

NOTES                    31   Notes to the financial statements.

REPORT OF INDEPENDENT    35   The auditors' opinion.
ACCOUNTANTS

DISTRIBUTIONS            36


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED
FOR
DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY
AN EFFECTIVE PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED
BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC,
FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO
INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED. NEITHER THE FUND NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES,
CALL
1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST
OR SEND
MONEY.
To reduce expenses and demonstrate respect for our environment, we have initiated a project through which we will begin eliminating duplicate copies of most financial reports and prospectuses to most households, even if they have more than one account in the fund. If additional copies of financial reports, prospectuses or historical account information are needed, please call 1-800-544-6666.
PRESIDENT'S MESSAGE


(PHOTO_OF_EDWARD_C_JOHNSON_3D)DEAR SHAREHOLDER:
Although stocks managed to post solid returns throughout 1996, signs of strength in the economy have led to inflation fears, causing some uncertainty in both the stock and bond markets. In 1995, both stock and bond markets posted strong results, while the year before, stocks posted below-average returns and bonds had one of the worst years in history. These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
Keeping in mind that the effects of interest rate changes on your bond investments will only be "paper" gains or losses unless you sell your shares, staying in your bond fund may be appropriate if your investment horizon is at least a year or more. The longer your investing time frame, the more likely it is that you will retain your principal investment through both up and down markets. For example, a 10-year time frame, such as saving for a college education, enables you to weather these ups and downs in a long-term fund, which has higher potential returns.
An intermediate-length fund could be appropriate if your investment horizon is two to four years, and a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government.
No matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). You can also look at the fund's income, as reflected in the fund's yield, to measure performance. If Fidelity had not reimbursed certain fund expenses, the past ten years total returns would have been lower.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED DECEMBER 31, 1996           PAST 1   PAST 5   PAST 10
                                          YEAR     YEARS    YEARS

Fidelity Aggressive Municipal Fund        3.56%    39.01%   110.33%

Lehman Brothers Municipal Bond Index      4.43%    42.13%   111.81%

High Yield Municipal Debt Funds Average   4.17%    39.85%   103.35%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, five years, or 10 years. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Lehman Brothers Municipal Bond Index - a total return performance benchmark for investment-grade municipal bonds with maturities of at least one year. To measure how the fund's performance stacked up against its peers, you can compare it to the high yield municipal debt funds average, which reflects the performance of 43 mutual funds with similar objectives tracked by Lipper Analytical Services, Inc., over the past one year. Both benchmarks include reinvested dividends and capital gains, if any, and exclude the effect of sales charges.
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED DECEMBER 31, 1996           PAST 1   PAST 5   PAST 10
                                          YEAR     YEARS    YEARS

Fidelity Aggressive Municipal Fund        3.56%    6.81%    7.72%

Lehman Brothers Municipal Bond Index      4.43%    7.28%    7.79%

High Yield Municipal Debt Funds Average   4.17%    6.92%    7.34%

AVERAGE ANNUAL TOTAL RETURNS take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year. (Note: Lipper calculates average annual total returns by annualizing each fund's total return, then taking the arithmetic average. This may produce a slightly different figure than that obtained by averaging the cumulative total returns and annualizing the result.)
$10,000 OVER 10 YEARS
IMAHDR PRASUN   SHR__CHT 19961231 19970114 120639 S00000000000001
             Aggressive Municipal        LB Municipal Bond
             00012                       LB015
  1986/12/31      10000.00                    10000.00
  1987/01/31      10291.03                    10301.10
  1987/02/28      10461.09                    10351.78
  1987/03/31      10438.03                    10242.05
  1987/04/30       9943.68                     9728.11
  1987/05/31       9877.14                     9679.85
  1987/06/30      10095.85                     9964.06
  1987/07/31      10207.18                    10065.69
  1987/08/31      10264.83                    10088.34
  1987/09/30       9978.94                     9716.38
  1987/10/31       9838.39                     9750.78
  1987/11/30       9990.00                    10005.37
  1987/12/31      10141.85                    10150.55
  1988/01/31      10537.90                    10512.11
  1988/02/29      10683.65                    10623.22
  1988/03/31      10594.44                    10499.99
  1988/04/30      10618.99                    10579.79
  1988/05/31      10682.17                    10549.22
  1988/06/30      10861.02                    10703.55
  1988/07/31      10953.79                    10773.34
  1988/08/31      11018.18                    10782.82
  1988/09/30      11189.40                    10977.99
  1988/10/31      11382.20                    11171.20
  1988/11/30      11345.38                    11068.87
  1988/12/31      11501.33                    11182.11
  1989/01/31      11638.25                    11413.35
  1989/02/28      11622.17                    11283.13
  1989/03/31      11648.28                    11256.16
  1989/04/30      11890.47                    11523.38
  1989/05/31      12103.65                    11762.72
  1989/06/30      12264.79                    11922.46
  1989/07/31      12373.64                    12084.72
  1989/08/31      12355.18                    11966.42
  1989/09/30      12360.96                    11930.76
  1989/10/31      12372.08                    12076.67
  1989/11/30      12524.52                    12288.01
  1989/12/31      12594.50                    12388.53
  1990/01/31      12582.55                    12329.93
  1990/02/28      12682.40                    12439.66
  1990/03/31      12730.05                    12443.40
  1990/04/30      12649.78                    12353.31
  1990/05/31      12842.78                    12622.98
  1990/06/30      12948.28                    12733.94
  1990/07/31      13170.01                    12921.12
  1990/08/31      13040.20                    12733.51
  1990/09/30      13163.00                    12740.77
  1990/10/31      13251.93                    12971.88
  1990/11/30      13469.23                    13232.75
  1990/12/31      13537.06                    13290.31
  1991/01/31      13601.22                    13468.67
  1991/02/28      13734.66                    13585.85
  1991/03/31      13772.95                    13590.74
  1991/04/30      13954.20                    13771.49
  1991/05/31      14050.60                    13893.92
  1991/06/30      14102.66                    13880.17
  1991/07/31      14326.55                    14049.23
  1991/08/31      14527.94                    14234.26
  1991/09/30      14694.27                    14419.59
  1991/10/31      14808.87                    14549.36
  1991/11/30      14860.51                    14589.95
  1991/12/31      15130.70                    14903.05
  1992/01/31      15184.24                    14937.03
  1992/02/29      15220.32                    14941.81
  1992/03/31      15263.44                    14947.34
  1992/04/30      15406.97                    15080.37
  1992/05/31      15605.48                    15257.87
  1992/06/30      15812.77                    15513.90
  1992/07/31      16290.11                    15979.00
  1992/08/31      16128.53                    15823.21
  1992/09/30      16219.16                    15926.69
  1992/10/31      16030.02                    15770.13
  1992/11/30      16339.57                    16052.58
  1992/12/31      16518.20                    16216.47
  1993/01/31      16766.58                    16405.07
  1993/02/28      17354.76                    16998.44
  1993/03/31      17209.01                    16818.77
  1993/04/30      17386.56                    16988.47
  1993/05/31      17524.37                    17083.94
  1993/06/30      17815.15                    17369.08
  1993/07/31      17867.33                    17391.83
  1993/08/31      18252.61                    17753.93
  1993/09/30      18475.87                    17956.14
  1993/10/31      18513.23                    17990.80
  1993/11/30      18386.44                    17832.30
  1993/12/31      18770.14                    18208.74
  1994/01/31      18976.36                    18416.68
  1994/02/28      18545.32                    17939.69
  1994/03/31      17752.31                    17209.19
  1994/04/30      17836.65                    17355.12
  1994/05/31      17970.37                    17505.59
  1994/06/30      17912.20                    17398.63
  1994/07/31      18218.56                    17717.55
  1994/08/31      18271.43                    17778.85
  1994/09/30      18035.73                    17517.86
  1994/10/31      17739.00                    17206.74
  1994/11/30      17292.78                    16895.64
  1994/12/31      17678.04                    17267.52
  1995/01/31      18193.53                    17761.02
  1995/02/28      18666.48                    18277.51
  1995/03/31      18689.63                    18487.52
  1995/04/30      18720.84                    18509.34
  1995/05/31      19256.02                    19099.97
  1995/06/30      19100.97                    18933.80
  1995/07/31      19219.41                    19113.29
  1995/08/31      19422.99                    19355.65
  1995/09/30      19570.71                    19478.17
  1995/10/31      19806.31                    19761.38
  1995/11/30      20141.92                    20089.22
  1995/12/31      20310.15                    20282.28
  1996/01/31      20446.62                    20435.41
  1996/02/29      20386.00                    20297.47
  1996/03/31      19960.41                    20038.07
  1996/04/30      19899.67                    19981.36
  1996/05/31      19878.95                    19973.37
  1996/06/30      20105.26                    20190.88
  1996/07/31      20263.14                    20374.62
  1996/08/31      20312.14                    20369.73
  1996/09/30      20504.19                    20654.90
  1996/10/31      20736.06                    20888.51
  1996/11/30      21093.51                    21270.77
  1996/12/31      21032.58                    21181.43
IMATRL PRASUN   SHR__CHT 19961231 19970114 120642 R00000000000123

$10,000 OVER 10 YEARS: Let's say hypothetically that $10,000 was invested in Fidelity Aggressive Municipal Fund on December 31, 1986. As the chart shows, by December 31, 1996, the value of the investment would have grown to $21,033 - a 110.33% increase on the initial investment. For comparison, look at how the Lehman Brothers Municipal Bond Index did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 would have grown to $21,181 - a 111.81% increase.

UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield
of a fund that invests in
bonds will vary. That means if
you sell your shares during a
market downturn, you might
lose money. But if you can
ride out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS

                              YEARS ENDED DECEMBER 31,

                              1996     1995     1994      1993      1992

Dividend return               6.18%    6.93%    6.15%     6.80%    7.31%

Capital appreciation return   -2.62%    7.96%   -11.97%    6.83%    1.86%

Total return                  3.56%    14.89%   -5.82%    13.63%   9.17%

TOTAL RETURN COMPONENTS include both dividend returns and capital appreciation returns. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or capital gains are reinvested.
DIVIDENDS AND YIELD

PERIODS ENDED DECEMBER 31, 1996          PAST          PAST 6         PAST 1
                                         MONTH         MONTHS         YEAR

Dividends per share                      7.39(cents)   35.77(cents)   69.90(cents)

Annualized dividend rate                 7.65%         6.28%          6.16%

30-day annualized yield                  5.35%         -              -

30-day annualized tax-equivalent yield   8.36%         -              -


DIVIDENDS per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. If you annualize this number, based on an average share price of $11.38 over the past month, $11.30 over the past six months and $11.34 over the past year, you can compare the fund's income over these three periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis. The tax-equivalent yield shows what you would have to earn on a taxable investment to equal the fund's tax-free yield, if you're in the 36% federal tax bracket, but does not reflect the payment of the federal alternative minimum tax, if applicable.
FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
Solid demand helped municipal
bonds perform better than their
investment-grade taxable
counterparts in 1996, even
though new issue supply saw
one of its strongest years ever.
For the year, the Lehman
Brothers Municipal Bond Index -
a broad measure of the municipal
bond market - had a total return
of 4.43%. In comparison, the
Lehman Brothers Aggregate
Bond Index - a broad measure
of the performance of the U.S.
taxable bond market - had a
total return of 3.63%. Demand for
munis came from both insurance
companies and individual
investors. The diminishing
likelihood of significant tax reform
in the near future also helped
support the muni market. Like
most domestic bonds, munis
were affected by
stronger-than-expected signs of
strength in the economy early in
1996. Nevertheless, the market
conditions that supported the
muni market prevailed to the
point that munis entered the fall
trading at expensive levels
relative to their taxable
counterparts. At that point and
through October, the
performance of the municipal
market stalled somewhat, as
investor demand declined and
institutional investors sold off
some of their municipal bond
holdings to take profits. That
sell-off subsided somewhat in
November and December, when
munis outperformed comparable
Treasury securities. However,
even though demand helped
buoy munis somewhat in
December, munis were caught in
the overall bond market
downdraft caused by conflicting
economic data and renewed
fears that inflation might lead the
Federal Reserve Board to raise
short-term interest rates.
An interview with Tanya Roy, Portfolio Manager of Fidelity Aggressive Municipal Fund
Q. HOW HAS THE FUND PERFORMED, TANYA?
A. For the year ending December 31, 1996, the fund returned 3.56%, compared to the 4.17% return of the high yield municipal debt funds average, according to Lipper Analytical Services. Additionally, the Lehman Brothers Municipal Bond Index had a total return of 4.43% for the same 12-month period.
Q. WHY DID THE FUND UNDERPERFORM ITS PEERS DURING THE PAST YEAR?
A. There were two principal reasons. In the first half of the period, the fund's performance was hurt by its holdings in the Ford Heights, Illinois, incinerator project, which entered bankruptcy this past spring. The fund no longer holds the bonds. The second reason was its holdings in a resource recovery project involved in the paper recycling business. Paper prices have been very depressed this year, and these projects have had difficulty meeting their original financial and operating forecasts. As a result, bonds in this sector have lagged the market.
Q. ON THE OTHER HAND, THE FUND'S HEALTH CARE HOLDINGS PERFORMED WELL. WHAT WERE SOME OF THE REASONS FOR THEIR STRONG PERFORMANCE?
A. There has been quite a bit of consolidation in the hospital sector, which has generated a great deal of debate in the market about the prospects for individual hospital bonds. In conjunction with our credit analysts, I have taken advantage of the market uncertainty to find attractive health care opportunities for the fund. For example, the fund benefited recently when a hospital whose bonds it owns announced a merger with a strong hospital system in its service area. The value of the bonds increased significantly as a result.
Q. WHICH OTHER SECTORS PERFORMED WELL?
A. General obligation bonds (GOs) issued by cities and states were some of the fund's best performers during the past six months. A GO is a municipal bond backed by the full faith and credit of the issuer, including the taxing power of the municipality. Their strong recent performance was a direct reflection of a healthy economy, which resulted in higher tax and general revenue collections. Additionally, many municipalities have exerted considerable restraint in managing their expenditures. That has led to improved cash reserves and general fund balances and, consequently, solid bond performance. For example, GOs issued by the District of Columbia and New York City have performed well and benefited the fund's performance.
Q. YOU'VE UPGRADED THE CREDIT QUALITY OF THE PORTFOLIO OVER THE PAST YEAR. WHAT WAS THE RATIONALE FOR THAT MOVE?
A. The rationale for the upgrade was to take advantage of the strong performance of high-yield municipal bonds. Recently, non-investment-grade bonds were trading as narrow as 75 basis points (or three-quarters of a percentage point) over insured bonds. Six months ago, non-investment-grade bonds offered roughly one percentage point in additional yield over insured bonds six months ago. Because spreads were tight, I was able to buy higher-quality bonds without sacrificing much yield.
Q. HAVE THERE BEEN ANY RECENT POLICY CHANGES FOR THE FUND?
A. The fund's Board of Trustees just approved a change under which the fund will invest primarily in investment-grade securities going forward, and limit lower-quality securities to less than 35% of assets. Previously, the fund could invest in any combination of higher and lower quality bonds. This change recognizes a decline in the attractiveness of below-investment-grade issues, while still permitting the fund to invest in this sector if bonds with the appropriate risk/return characteristics are available. That said, I'd expect the fund's lower-quality bond position, which stood at about 35% of the portfolio at the end of the period, to decline significantly.
Q. WHAT'S YOUR OUTLOOK FOR THE NEXT SIX MONTHS?
A. Should the economic and inflation trends of last year continue through 1997, I expect credit quality spreads in general to remain tight, influenced by stable issuer credit quality and a limited amount of new high-yield issuance. I plan to continue to upgrade the fund's credit quality while spreads are tight in order to maximize the value that currently exists in the high-yield market. I expect selected investment opportunities to present themselves in several areas, including the electric, health care and general obligation sectors due to changing financial fundamentals, developing regulatory initiatives and ongoing consolidation.
THE VIEWS EXPRESSED IN THIS REPORT REFLECT THOSE OF THE PORTFOLIO MANAGER ONLY THROUGH THE END OF THE PERIOD OF THE REPORT AS STATED ON THE COVER. THE MANAGER'S VIEWS ARE SUBJECT TO CHANGE AT ANY TIME BASED ON MARKET AND OTHER CONDITIONS.

FUND FACTS
GOAL: seeks high income by
investing in municipal
securities of any quality
TRADING SYMBOL: FATFX
FUND NUMBER: 012
START DATE: September 13,
1985
SIZE: as of December 31,
1996, more than $852 million
MANAGER: Tanya Roy, since
1995; manager, Fidelity
Advisor High Income Fund,
since 1995; Fidelity Municipal
Bond Fund, March 1995 to
October 1995; joined Fidelity
in 1987
(checkmark)
TANYA ROY ON AIRLINE SECTOR
BONDS:
"The airline industry's
industrial development bonds
constitute one of the most
interesting sectors in the
municipal market. Airlines
issue tax-exempt bonds to
finance terminal facilities and
airport gates. The airline
industry has undergone an
extensive turnaround in the
past few years. The recession
in the early '90s caused
significant financial problems
for many airlines.
Over-capacity, high operating
costs and price cutting resulted
in significant losses and
several bankruptcies.
Because of these problems,
airline bonds traded at
extremely wide yield
premiums, some 200 to 300
basis points (or 2-3
percentage points) greater
than Aaa-rated bond yields.
"The sector as a whole was
cheap, despite the fact that not
all airlines were suffering
equally, presenting
opportunities for the fund.
Since hitting bottom, the
industry has aggressively cut
costs, realigned route systems
and enhanced revenue
generation, all of which have led
to substantially improved
financial and operating
performance. As a result,
airline bonds have been one of
the top-performing sectors in
the muni market in the recent
past. With airline spreads now
as narrow as 60 to 70 basis
points over Aaa bonds, the
fund has reaped the rewards
of having invested in this
sector during the past few
years."
INVESTMENT CHANGES


TOP FIVE STATES AS OF DECEMBER 31, 1996
                % OF FUND'S   % OF FUND'S
                INVESTMENTS   INVESTMENTS
                              IN THESE STATES
                              6 MONTHS AGO

New York        11.0          12.3

Massachusetts   8.7           9.8

Pennsylvania    8.1           7.9

California      6.5           7.0

Illinois        4.7           2.9

TOP FIVE SECTORS AS OF DECEMBER 31, 1996
              % OF FUND'S   % OF FUND'S
              INVESTMENTS   INVESTMENTS
                            IN THESE SECTORS
                            6 MONTHS AGO

Health Care     21.9          24.0

Electric
Revenue         18.6          16.0

Industrial
 Development    18.5          19.8

General
Obligation      17.8          16.5

Transportation  5.5           4.6

AVERAGE YEARS TO MATURITY AS OF DECEMBER 31, 1996
                              6 MONTHS AGO

Years           16.8          17.5

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF DECEMBER 31, 1996
                            6 MONTHS AGO

Years            7.1        7.1

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
QUALITY DIVERSIFICATION (MOODY'S RATINGS)
AS OF DECEMBER 31, 1996 AS OF JUNE 30, 1996
Aaa 23.0%
Aa, A 15.7%
Baa 22.0%
Ba, B 10.5%
Caa 0.3%
Non-rated 25.9%
Short-term investments 2.6%
Aaa 19.5%
Aa, A 16.1%
Baa 23.6%
Ba, B 9.0%
Caa 0.4%
Non-rated 30.0%
Short-term investments 1.4%
Row: 1, Col: 1, Value: 2.6
Row: 1, Col: 2, Value: 25.9
Row: 1, Col: 3, Value: 1.3
Row: 1, Col: 4, Value: 10.5
Row: 1, Col: 5, Value: 22.0
Row: 1, Col: 6, Value: 15.7
Row: 1, Col: 7, Value: 22.0
Row: 1, Col: 1, Value: 2.4
Row: 1, Col: 2, Value: 29.0
Row: 1, Col: 3, Value: 1.4
Row: 1, Col: 4, Value: 9.0
Row: 1, Col: 5, Value: 22.6
Row: 1, Col: 6, Value: 16.1
Row: 1, Col: 7, Value: 19.5
WHERE MOODY'S RATINGS ARE NOT AVAILABLE, WE HAVE USED S&P RATINGS. AMOUNTS SHOWN ARE AS A PERCENTAGE OF THE FUND'S INVESTMENTS. UNRATED DEBT SECURITIES THAT ARE EQUIVALENT TO BA AND BELOW ACCOUNT FOR 23.3% AND 28.1% OF THE FUND'S INVESTMENTS AT DECEMBER 31, 1996, AND JUNE 30, 1996, RESPECTIVELY.
INVESTMENTS DECEMBER 31, 1996

Showing Percentage of Total Value of Investment in Securities


MUNICIPAL BONDS - 97.4%
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
ALABAMA - 0.5%
Cullman Med. Ctr. (Cullman Reg'l. Med. Ctr.)
Series A, 6.50% 2/15/23                      Baa $ 4,000,000 $ 4,010,000
ARIZONA - 1.8%
Cochise County Ind. Dev. Auth. Hosp. Rev.
(Sierra
Vista Commty. Hosp. Proj.) 6.75% 12/1/26       -  2,000,000  1,995,000
Navajo County Ind. Dev. Auth. (Stone
Container
Corp. Proj.) 7.40% 4/1/26 (e)                  -  6,750,000  6,977,813
Sierra Vista Ind. Dev. Auth. Hosp. Rev. Rfdg.
(Sierra Vista Commty. Hosp. Proj.)
8.75% 12/1/16                                  -  4,000,000  4,330,000
Tucson Gen. Oblig. Rfdg. 6.75% 7/1/03
(FGIC Insured)                               Aaa  1,800,000  2,016,000
                                                             15,318,813
ARKANSAS - 0.3%
Little Rock Arpt. Passenger Facs. Charge Rev.
5.65% 5/1/16 (AMBAC Insured) (e)             Aaa  2,300,000  2,417,875
CALIFORNIA - 6.5%
California Hsg. Fin. Agcy. Rev. (Home Mtg.):
Series A, 5.30% 8/1/14 (MBIA Insured)        Aaa  1,325,000  1,306,781
 Series R, 6.15% 8/1/27 (MBIA Insured) (e)   Aaa  1,000,000  1,006,250
California Pub. Wks. Board Lease Rev.:
(Various California State Univ. Projs.)
Series A:
  6.50% 9/1/05                                 A  1,155,000  1,264,725
  5.50% 10/1/13                                A  5,755,000  5,632,706
  5.25% 12/1/13                                A  3,750,000  3,571,875
  5.50% 6/1/14                                A1  2,665,000  2,631,688
 (Various Community College Projs.)
 Series A, 5.50% 12/1/08                      A1  2,415,000  2,427,075
East Bay Muni. Util. Dist. Wtr. Sys. Rev.
Rfdg.
5.75% 6/1/04 (MBIA Insured)                  Aaa  2,000,000  2,132,500
Foothill/Eastern Trans. Corridor Agcy.
Toll Rd. Rev. (Sr. Lien) (Cap. Appreciation)
Series A, 0% 1/1/08 (h)                      Baa  2,500,000  1,615,625
Los Angeles County Metropolitan Transit Auth.
Sales Tax Rev. 1st Tier Sr. Series A,
5.90% 7/1/14 (MBIA Insured)                  Aaa  2,245,000  2,326,381
Northern California Pwr. Agcy. Pub. Pwr.
Rev. Rfdg. (Geothermal Proj.) Series A,
5.85% 7/1/10 (AMBAC Insured)                 Aaa  4,000,000  4,240,000
Port Oakland Port Rev. (Cap. Appreciation)
Series F, 0% 11/1/09 (MBIA Insured)          Aaa  7,000,000  3,526,250
Riverside County Ctfs. of Prtn. Rfdg. (Air Force
Village West, Inc.) Series A, 8.125% 6/15/20   -  7,000,000  7,411,250
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
CALIFORNIA - CONTINUED
Sacramento Cogeneration Auth. Cogeneration
Proj. Rev. (Proctor & Gamble Proj.):
 7% 7/1/04                                 BBB- $ 1,200,000 $ 1,323,000
  6.375% 7/1/10                            BBB-  1,500,000  1,558,125
Sacramento Pwr. Auth. Cogeneration Proj.
Rev.
6.50% 7/1/09                               BBB-  2,200,000  2,312,750
San Diego County Reg'l. Trans. Commission
SalesTax Rev. Second Series A,
6.25% 4/1/03 (FGIC Insured)                 Aaa  3,000,000  3,270,000
San Francisco City & County Arpts. Commty.
Intl. Arpt. Rev. Rfdg. 2nd Series Issue 2,
6.75% 5/1/13 (MBIA Insured)                 Aaa  1,000,000  1,097,500
South Orange County Pub. Fin. Auth. Spl.
Tax Rev. (Foothill Area) Series C,
8% 8/15/08 (FGIC Insured)                   Aaa  1,000,000  1,260,000
Upland Ctfs. of Prtn. (San Antonio Commty.
Hosp.) 5.25% 1/1/08                           A  3,500,000  3,399,375
West & Central Basin Fing. Auth. Rev.
(West Basin Rfdg. Proj.) Series A,
5% 8/1/13 (AMBAC Insured)                   Aaa  3,000,000  2,816,250
                                                            56,130,106
COLORADO - 3.5%
Colorado Health Facs. Auth. Rev. Rfdg.:
(Rocky Mountain Adventist):
 6.625% 2/1/13                              Baa  6,100,000  6,260,125
  6.625% 2/1/22                             Baa  3,400,000  3,463,750
Denver City & County Arpt. Rev.:
Series A (e):
  (Cap. Appreciation) 0% 11/15/05
  (MBIA Insured)                            Aaa  1,480,000  926,850
  6.60% 11/15/97                            Baa  1,000,000  1,019,020
  6.90% 11/15/98                            Baa  3,850,000  4,013,625
  7% 11/15/99                               Baa  2,750,000  2,915,000
 Series C, 6.50% 11/15/06                   Baa  4,075,000  4,268,563
 Series D, 7.40% 11/15/01                   Baa  3,000,000  3,322,500
Highlands Ranch Metropolitan Dist. #2:
6.25% 6/15/07 (FSA Insured)                 Aaa  1,600,000  1,768,000
 6.50% 6/15/10 (FSA Insured)                Aaa  1,000,000  1,125,000
Mesa County Ind. Dev. Rev. (Joy Technologies,
Inc. Proj.) 8.50% 9/15/06                   Ba1  1,250,000  1,359,375
                                                            30,441,808
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
CONNECTICUT - 1.7%
Connecticut Health & Edl. Facs. Auth. Rev.
(New Britain Mem. Hosp.) Series A,
7.75% 7/1/22                                BBB- $ 6,100,000 $ 6,565,125
Eastern Connecticut Resources Recovery Auth.
Solid Waste Rev. (Wheelabrator Lisbon Proj.)
Series A (e):
  5% 1/1/04                                   A-  900,000    887,625
  5.50% 1/1/14                                A-  5,000,000  4,731,250
  5.50% 1/1/20                                A-  2,250,000  2,078,438
                                                             14,262,438
DISTRICT OF COLUMBIA - 2.6%
District of Columbia Gen. Oblig. Series A:
 6% 6/1/03                                    Ba  1,800,000  1,806,750
 6% 6/1/04                                    Ba  1,880,000  1,882,350
 6% 6/1/05                                    Ba  2,075,000  2,072,406
 6% 6/1/06                                    Ba  1,580,000  1,572,100
District of Columbia Gen. Oblig. Unltd. Tax
Rfdg:
Series A:
  5.625% 6/1/02                               Ba  1,815,000  1,815,000
  5.75% 6/1/03                                Ba  2,280,000  2,282,850
  5.875% 6/1/05 (AMBAC Insured)              Aaa  1,250,000  1,317,188
 Series A-3 :
 5.10% 6/1/02                                 Ba  1,200,000  1,170,000
  5.60% 6/1/07                                Ba  2,770,000  2,662,663
 Series C, 5.25% 12/1/03 (FGIC Insured)      Aaa  2,170,000  2,210,688
District of Columbia Hosp. Rev. (Hosp. for
Sick Children) Series A, 8.875% 1/1/21         -  2,905,000  3,097,456
                                                             21,889,451
FLORIDA - 0.3%
Broward County Resources Recovery Rev.
(SES Broward Co. LP South Proj.)
7.95% 12/1/08                                  A  2,230,000  2,453,000
GEORGIA - 1.1%
Cobb County School Dist. Unltd. Tax
5% 2/1/97                                    Aa1  1,345,000  1,346,856
Georgia Gen. Oblig.:
Series B, 7.50% 4/1/97                       Aaa  1,000,000  1,010,370
 6% 3/1/04                                   Aaa  1,000,000  1,085,000
Savannah Econ. Dev. Auth. Ind. Dev. Rev.
(Stone Container Corp. Proj.)
7.40% 4/1/26 (e)                               -  5,600,000  5,782,000
                                                             9,224,226
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
ILLINOIS - 4.7%
Chicago Midway Arpt. Rev. Series B,
6% 1/1/05 (MBIA Insured) (e)                 Aaa $ 1,360,000 $ 1,433,100
Chicago O'Hare Int'l. Arpt. Spl. Facs. Rev.:
Rfdg. (Delta Airlines, Inc.) 6.45% 5/1/18    Ba2  1,750,000  1,778,438
 (American Airlines, Inc. Proj.) Series A,
 7.875% 11/1/25 (e)                         Baa2  4,720,000  5,079,900
Chicago O'Hare Int'l. Arpt. Rev. Rfdg.
(Sr. Lien) Series A, 5% 1/1/12                A1  4,000,000  3,800,000
 (2nd Lien) (Gen. Arpt. Prog.) Series A:
  6.25% 1/1/09 (AMBAC Insured) (e)           Aaa  6,100,000  6,496,500
  6.375% 1/1/15 (MBIA Insured)               Aaa  2,300,000  2,449,500
Cooke & Will Counties Township High School
Dist. #206 Series A, 0% 12/1/03
(AMBAC Insured) (Escrowed to Maturity) (f)   Aaa  2,100,000  1,504,125
Illinois Dev. Fin. Auth. Poll. Cont. Rev.
Rfdg.
(Commonwealth Edison Co. Proj.) Series D,
6.75% 3/1/15 (AMBAC Insured)                 Aaa  6,000,000  6,570,000
Illinois Health Facs. Auth. Rev. (Glen Oaks
Med. Ctr.) Series D, 9.50% 11/15/15         Baa1  3,545,000  4,045,731
Metropolitan Pier & Exposition Auth.
Dedicated
State Tax Rev. (McCormick Place Expansion
 Proj.):
  Rfdg. (Cap. Appreciation) Series B,
  0% 6/15/08 (MBIA Insured)                  Aaa  6,000,000  3,225,000
  (Cap. Appreciation) Series A:
  0% 6/15/08 (FGIC Insured)                  Aaa  4,000,000  2,150,000
   0% 6/15/09 (FGIC Insured)                 Aaa  4,000,000  2,015,000
                                                             40,547,294
INDIANA - 0.7%
Burns Hbr. Solid Waste Disp. Facs. Rev.
(Bethlehem Steel Corp. Proj.) 8% 4/1/24 (e)    -  3,180,000  3,458,250
Indiana Health Facs. Fing. Auth. Hosp. Rev.
Rfdg.
(Clarian Health Partners Inc.) 5.50%
2/15/16                                      Aa3  3,000,000  2,872,500
                                                             6,330,750
KENTUCKY - 0.8%
Kenton County Arpt. Board Arpt. Rev. (Spl.
Facs.
Delta) Series A, 7.50% 2/1/20 (e)           Baa3  3,600,000  3,897,000
Owensboro Elec. Lt. & Pwr. Rev. Series B:
0% 1/1/09 (AMBAC Insured)                    Aaa  2,000,000  1,040,000
 0% 1/1/10 (AMBAC Insured)                   Aaa  4,440,000  2,153,400
                                                             7,090,400
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
LOUISIANA - 4.3%
Hodge Util. Rev. (Stone Container Corp.)
9% 3/1/10 (e)                                  - $ 2,500,000 $ 2,703,125
Lake Charles Hbr. & Term. Dist. Port Facs.
Rev.
Rfdg. (Trunkline LNG Co. Proj.) Series 1992,
7.75% 8/15/22  Baa2  14,900,000  16,930,125
Louisiana Gen. Oblig. Series A, 6.75%
5/15/03
(MBIA Insured)                               Aaa  4,000,000  4,430,000
Louisiana Pub. Facs. Auth. Ind. Dev. Rev.
Rfdg.
(Beverly Enterprises, Inc.) 8.25% 9/1/08       -  1,590,000  1,705,275
New Orleans Gen. Oblig. Rfdg. (Cap.
Appreciation)
0% 9/1/08 (AMBAC Insured)                    Aaa  10,000,000  5,375,000
Port New Orleans Ind. Dev. Rev. Rfdg.
(Continental Grain Co. Proj.) 7.50% 7/1/13    BB  3,000,000  3,213,750
West Feliciana Parish Poll. Cont. Rev.
(Various Gulf
States Util. Co. Proj.) Series B, 9% 5/1/15  Ba1  2,340,000  2,600,325
                                                             36,957,600
MARYLAND - 0.2%
Baltimore Consolidated Pub. Impt. Rfdg.
Series A,
7.25% 10/15/04 (FGIC Insured)               Aaa  1,545,000  1,794,131
MASSACHUSETTS - 8.7%
Massachusetts Bay Trans. Auth. Series B,
6.20% 3/1/16                                 A1  3,800,000  4,142,000
Massachusetts Gen. Oblig. Rfdg. Series A,
6.25% 7/1/04                                 A1  3,505,000  3,837,975
Massachusetts Health & Edl. Facs. Auth. Rev.:
(1st Mtg.) (Fairview Extended Care) Series A,
 10.25% 1/1/21                                -  12,000,000  13,575,000
 (New England Med. Ctr.) Series G,
 5.375% 7/1/24 (MBIA Insured)               Aaa  900,000  861,750
Massachusetts Hsg. Fin. Agcy. (Hsg. Rev.
Rental)
Series A, 6.60% 7/1/14 (AMBAC Insured) (e)  Aaa  2,500,000  2,631,250
Massachusetts Ind. Fin. Agcy. Ind. Rev.:
 Rfdg. (Emerson College) 8.90% 1/1/18         -  10,000,000  11,000,000
 (1st Mortgage) (Reeds Landing):
 7.75% 10/1/00                                -  1,000,000  1,027,620
  8.625% 10/1/23                              -  5,500,000  5,946,875
 (Atlanticare Med. Ctr.) Series A,
 10.125% 11/1/14                              -  3,300,000  3,205,125
 (Cap. Appreciation) (Massachusetts Biomedical):
 Series A-2:
  0% 8/1/03                                   A1  6,300,000  4,488,750
   0% 8/1/06                                   A  4,000,000  2,375,000
   0% 8/1/09                                   A  6,000,000  2,917,500
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
MASSACHUSETTS - CONTINUED
Massachusetts Ind. Fin. Agcy. Ind.
Rev.: - continued
 (Evergreen Ctr., Inc.) 9.25% 11/1/11          - $ 3,965,000 $ 4,297,069
 (Institute Dev. Disabilities) 9.25% 6/1/09    -  4,115,000  4,032,700
 (Union Mission Proj.) 9.55% 9/1/26
 (FHA Guaranteed)                            Aaa  3,985,000  4,562,825
Massachusetts Muni. Wholesale Elec. Co. Pwr.
Supply Sys. Rev. Series D, 6% 7/1/06         Baa  800,000    830,000
Massachusetts Wtr. Resources Auth. Gen. Rev.
Rfdg.
Series C, 5.25% 12/1/15                        A  5,000,000  4,800,000
                                                             74,531,439
MICHIGAN - 3.2%
Detroit Hosp. Fin. Auth. Facs. Rev.
(Michigan
Healthcare Corp. Proj.) 10% 12/1/20 (a)      Caa  5,935,000  1,157,325
Flint Hosp. Bldg. Auth. Rev. (Hurley Med.
Ctr.)
7.80% 7/1/14                                 Baa  4,750,000  5,130,000
Highland Park Hosp. Fin. Auth. Hosp. Facs.
Rev. (a):
  (Lakeside Commty. Hosp. Proj.) 10% 3/1/20    -  9,330,000  1,352,850
  (Michigan Health Care Corp. Proj.)
  Series A, 9.875% 12/1/19                   Caa  7,350,000  1,433,250
Michigan Strategic Fund Ltd. Oblig. Rev.:
(Mercy Svcs. for Aging Proj.) 9.40% 5/15/20    -  11,500,000  12,937,500
 (Great Lakes Pulp & Fiber Proj.)
 10.25% 12/1/16 (a)(e)                         -  12,150,000  5,589,000
                                                              27,599,925
MINNESOTA - 0.8%
Minneapolis & St. Paul Hsg. & Redev. Auth.
Healthcare Sys. Rev. (Healthspan Health
Sys. Corp.) Series A, 4.75% 11/15/18
(AMBAC Insured)                              Aaa  4,000,000  3,515,000
St. Paul Hsg. & Redev. Auth. Hosp. Rev.
(Healtheast Proj.):
 Series A, 9.75% 11/1/17                     Baa  2,420,000  2,566,434
  Series B, 9.75% 11/1/17                    Baa  1,000,000  1,058,750
                                                             7,140,184
MISSISSIPPI - 0.8%
Claiborne County Poll. Cont. Rev. (Middle
South
Energy, Inc. Proj.) Series C, 9.875%
12/1/14                                      Ba1  6,195,000  6,860,963
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
MISSOURI - 2.4%
Boone County Ind. Dev. Auth. Ind. Rev.
(1st Mtg.)
(Fairview Extended Care) Series A,
10.125% 1/1/11                                - $ 2,270,000 $ 2,752,375
Kansas City Ind. Dev. Auth. Ind. Dev. Rev.
(Bishop
Spencer Place Inc. Proj.) 8% 9/1/24           -  7,720,000  7,874,400
Kansas City Ind. Dev. Auth. Retirement Facs.
Rev.
Rfdg. (Kingswood United Methodist Proj.)
Series 1993, 9% 11/15/13                      -  2,600,000  2,830,750
Lake Ozarks Commty. Bridge Corp. Sys. Rev.
6.40% 12/1/25                                 -  3,000,000  2,955,000
St. Louis Land Clearance Redev. Auth. Hsg.
Dev. Rev.
(Westminster Place Apts. Proj.) 11% 12/15/15  -  4,225,000  4,288,375
                                                            20,700,900
NEVADA - 1.4%
Clark County Ind. Dev. Rev. (Southwest Gas
Corp.)
Series A, 6.50% 12/1/33                    Baa2  12,000,000  12,045,000
NEW HAMPSHIRE - 1.0%
New Hampshire Higher Edl. & Health Facs.
Auth. Rev.:
  (1st Mtg. River Woods at Exeter):
  8% 3/1/01                                   -  1,200,000  1,232,148
   9% 3/1/23                                  -  3,170,000  3,451,338
  (Littleton Hosp. Assoc., Inc.)
  Series A, 9.50% 5/1/20                      -  3,645,000  3,886,481
  8,569,967
NEW JERSEY - 4.3%
Camden County Impt. Auth. Lease Rev.:
(Dockside Refrigerated) (Holt) 8.40%
4/1/24 (e)                                    -  2,750,000  2,805,000
 (Holt Hauling & Warehousing):
 9.625% 1/1/11                                -  4,000,000  4,020,000
  9.875% 1/1/21                               -  3,000,000  3,015,000
New Jersey Econ. Dev. Auth. Econ. Dev. Rev.
Rfdg.:
 (Holt Hauling & Warehousing):
 Series G, 8.40% 12/15/15                     -  5,000,000  5,143,750
  Series H, 8.60% 12/15/17 (e)                -  4,000,000  4,130,000
 (Stolt Term. Proj.) 10.50% 1/15/18           -  3,500,000  3,768,730
New Jersey Trans. Trust Fund Auth. Rfdg.
(Trans. Sys.) Series A:
 6% 6/15/03 (AMBAC Insured)                 Aaa  4,035,000  4,332,581
  6% 6/15/04 (AMBAC Insured)                Aaa  8,900,000  9,589,750
                                                            36,804,811
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
NEW MEXICO - 2.8%
Albuquerque Arpt. Rev. Rfdg. (c)(e):
6.50% 7/1/08 (AMBAC Insured)                Aaa $ 1,250,000 $ 1,331,250
 6.75% 7/1/09 (AMBAC Insured)               Aaa  1,150,000  1,244,875
Farmington Poll. Cont. Rev. (Pub. Svc. Co.
of
New Mexico San Juan Proj.):
  Rfdg. Series C, 5.70% 12/1/16
  (AMBAC Insured)                           Aaa  4,000,000  3,995,000
  Series A:
   6% 3/1/08                                Ba1  6,115,000  6,053,850
   6.50% 9/1/09                             Ba1  1,490,000  1,490,358
  Series B, 6.30% 12/1/16                   Ba1  7,000,000  7,026,250
Univ of New Mexico Rev. Rfdg. Series A,
6% 6/1/21                                    A1  2,840,000  2,971,350
                                                            24,112,933
NEW YORK - 11.0%
New York City Gen. Oblig.:
Series B, 5.70% 8/15/02                    Baa1  4,000,000  4,125,000
 7.50% 2/1/03                              Baa1  14,000,000  15,540,000
New York City Ind. Dev. Auth. Ind. Dev. Rev.
(Japan Airlines Co. Ltd. Proj.) Series 1991,
6% 11/1/15, LOC Morgan Guaranty Trust Co.
(FSA Insured) (e)                           AAA  1,000,000  1,027,500
New York State Dorm. Auth. Rev. Rfdg.
(State Univ. Edl. Facs.):
 Series A:
   5.50% 5/15/09                           Baa1  3,000,000  2,958,750
   5.50% 5/15/10                           Baa1  1,500,000  1,473,750
   5.50% 5/15/13                           Baa1  5,250,000  5,079,375
   5.25% 5/15/15                           Baa1  10,000,000  9,375,000
   5.875% 5/15/17                          Baa1  3,300,000  3,300,000
  Series B, 5.50% 5/15/08                  Baa1  3,000,000  2,977,500
New York State Energy Research & Dev. Auth.
Elec. Facs. Rev. (Long Island Lighting)
Series A (e):
 7.15% 12/1/20                              Ba3  7,000,000  7,420,000
  6.90% 8/1/22                              Ba3  5,745,000  6,025,069
New York State Local Gov't. Assistance
Corp. Rfdg.:
(Cap. Appreciation) Series C, 0% 4/1/13       A  10,000,000  4,050,000
 Series C, 5.50% 4/1/17                       A  4,400,000  4,394,500
 Series E, 5% 4/1/21                          A  5,000,000  4,631,250
New York State Mtg. Agcy. Rev. (Homeowner
Mtg.)
Series 48, 6.05% 4/1/17 (e)                  Aa  5,000,000  5,037,500
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
NEW YORK - CONTINUED
New York State Pwr. Auth. Rev. & Gen. Purp.
Series CC, 5.125% 1/1/11 (FGIC Insured)  Aaa $ 4,000,000 $ 3,940,000
New York State Thruway Auth. Hwy. &
Bridge
5% 4/1/97                                  A  2,500,000  2,507,975
New York State Thruway Auth. Svc.
Contract Rev.
(Local Hwy. & Bridge):
 5.90% 4/1/07                           Baa1  1,810,000  1,862,038
  5.75% 4/1/16                          Baa1  6,930,000  6,860,700
Niagara County Ind. Dev. Agcy. Rev.
(Wintergarden Inn Assoc. Proj.)
10% 6/1/11 (a)                             -  4,210,000  1,894,500
                                                         94,480,407
NEW YORK & NEW JERSEY - 0.9%
New York & New Jersey Port Auth. Spl.
Oblig. Rev.
(Continental Airlines Corp./ Eastern
Airlines, Inc./
U.S. Air LaGuardia Proj.) 9.125%
12/1/15 (e)                               B3  6,500,000  7,320,625
NORTH CAROLINA - 1.2%
North Carolina Eastern Muni. Pwr. Agcy.
Pwr. Sys. Rev. Rfdg.:
 Series B, 7.25% 1/1/07                 Baa1  5,000,000  5,612,500
  Series C, 7% 1/1/07                   Baa1  1,750,000  1,929,375
North Carolina Muni. Pwr. Agcy. #1
Catawba
Elec. Rev. Rfdg. 6.25% 1/1/17
(AMBAC Insured)                          Aaa  2,900,000  3,030,500
                                                         10,572,375
NORTH DAKOTA - 0.1%
North Dakota Hsg. Fin. Agcy. Rev. (Fing.
Prog. -
Home Mtg. Fing. Proj.) Series 1996 C,
3.85% 4/3/97 (FGIC Insured) (e)           Aa  1,000,000  1,000,940
OHIO - 1.0%
Fairfield Econ. Dev. Rev. Rfdg. (Beverly
Enterprises Proj.) 8.50% 1/1/03            -  2,000,000  2,147,500
Ohio Wtr. Dev. Auth. Poll. Cont. Facs. Rev.
6.50% 12/1/03 (MBIA Insured)             Aaa  2,925,000  3,246,750
Stark County Ind. Dev. Rev. Rfdg.
(Kroger Co. Proj.) 7.20% 9/1/12          Ba1  3,100,000  3,227,875
                                                         8,622,125
OKLAHOMA - 0.8%
Oklahoma County Ind. Auth. Rev. (Epworth
Village Proj.) Series A, 10.25% 4/1/19     -  2,935,000  3,147,788
Tulsa Muni. Arpt. Trust Rev. (American
Airlines
Corp. Proj.) 7.35% 12/1/11               Baa2  3,600,000  3,906,000
                                                          7,053,788
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
PENNSYLVANIA - 8.1%
Allegheny County Hosp. Dev. Auth.
Health Facs.
Rev. (Allegheny Valley School):
 8% 2/1/02                                   Ba1 $ 885,000 $ 918,188
  8.50% 2/1/15                               Ba1  3,795,000  4,017,956
Cumberland County Muni. Auth. Rev.
(Carlisle Hosp.) 6.80% 11/15/23              Baa  3,800,000  3,909,250
Delaware County Auth. Rev. (1st Mtg. Riddle
Village Proj.) (f):
  Series 1992, 8.75% 6/1/10 (Pre-Refunded
  to 6/1/02 @ 102)                             -  2,000,000  2,407,500
  7% 6/1/00 (Escrowed to Maturity)             -  500,000  516,040
  8.25% 6/1/22 (Escrowed to Maturity)          -  4,500,000  5,512,500
  9.25% 6/1/22 (Pre-Refunded
  to 6/1/02 @ 102)                             -  6,170,000  7,573,675
Lehigh County Gen. Purp. Auth. Rev.
(Wiley House) 9.50% 11/1/16                    -  5,930,000  6,308,038
Pennsylvania Convention Ctr. Auth. Rev. Rfdg.:
Series A:
 6.60% 9/1/09 (MBIA Insured)                 Aaa  3,000,000  3,311,250
  6.75% 9/1/19  Baa  4,500,000  4,758,750
Philadelphia Auth. for Ind. Dev. Rev. Rfdg.
(Philadelphia Arpt.) 7.75% 12/1/17 (e)         -  2,600,000  2,762,500
Philadelphia Gen. Oblig.:
6.25% 5/15/11 (MBIA Insured)                 Aaa  3,400,000  3,638,000
 6.25% 5/15/13 (MBIA Insured)                Aaa  3,835,000  4,132,213
Philadelphia Hosps. & Higher Ed. Facs. Auth.
Hosp. Rev.:
  Rfdg. 5.95% 7/1/03                        Baa1  3,500,000  3,570,000
  (Graduate Health Sys. Oblig. Group)
Series A&B:
   7% 7/1/05                                  Ba  1,250,000  1,303,125
   7.25% 7/1/18                               Ba  2,450,000  2,535,750
Philadelphia Wtr. & Swr. Rev. (Cap.
Appreciation)
14th Series, 0% 10/1/05 (MBIA Insured)       Aaa  3,000,000  1,961,250
Philadelphia Wtr. & Wastewtr. Rev.:
6.75% 8/1/04 (MBIA Insured)                  Aaa  1,000,000  1,128,750
 6.75% 8/1/05 (MBIA Insured)                 Aaa  1,000,000  1,136,250
Pittsburgh Wtr. & Swr. Auth. Wtr. &
Swr. Sys. Rev.
Rfdg. Series A, 0% 9/1/06 (FGIC Insured)
(Escrowed to Maturity) (f)                   Aaa  3,000,000  1,860,000
Somerset County Hosp. Auth. Rev.
(Health Care)
(1st Mortgage-GF):
 8.40% 6/1/09                                  -  1,900,000  2,037,750
  8.50% 6/1/24                                 -  4,305,000  4,617,113
                                                             69,915,848
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
SOUTH CAROLINA - 2.0%
Charleston County Health Facs.
Rev. Rfdg.
(1st Mtg. Episcopal Proj.) (f):
 Series A, 9.75% 4/1/16
  (Pre-Refunded to 4/1/01 @ 102)              - $ 3,000,000 $ 3,645,000
  Series B, 9.75% 4/1/16
  (Pre-Refunded to 4/1/01 @ 102)              -  2,110,000  2,563,650
Charleston County Resource Recovery Rev.
(Foster Wheeler) Series A, 9.25% 1/1/10 (e)   A  4,500,000  4,811,220
South Carolina Pub. Svc. Auth. Rev. Rfdg.
Series A:
 6.25% 1/1/04 (MBIA Insured)                Aaa  2,565,000  2,783,025
  6.50% 1/1/08 (MBIA Insured)               Aaa  3,330,000  3,692,138
                                                            17,495,033
TENNESSEE - 1.7%
Metropolitan Gov't. Nashville & Davidson
County Wtr. & Swr. Rev. Rfdg. 6% 1/1/07
(MBIA Insured)                             Aaa  1,000,000  1,081,250
Springfield Ind. Dev. Board Ind. Dev. Rev.
Rfdg.
(Kroger Co. Proj.) 7.25% 5/1/11            Ba1  3,500,000  3,736,250
Tennessee Gen. Oblig. Rfdg. Series B,
6% 5/1/05                                  Aaa  1,000,000  1,090,000
Tennessee Hsg. Dev. Agcy. Mgt. Fin.
Series C,
6.45% 7/1/21                                A1  8,365,000  8,574,125
                                                           14,481,625
TEXAS - 3.6%
Alliance Arpt. Auth. Spl. Facs. Rev.
(American Airlines, Inc. Proj.) (e):
  7% 12/1/11                              Baa2  7,000,000  7,778,750
  7.50% 12/1/29                           Baa2  2,000,000  2,140,000
Brazos River Auth. Poll. Cont. Rev.
(Texas Util.
Elec. Co. Proj.) Series A, 8.25% 1/1/19
(e)                                       Baa2  5,620,000  6,027,450
El Paso Wtr. & Swr. Rev. (Cap.
Appreciation):
0% 3/1/05 (MBIA Insured)                   Aaa  2,650,000  1,752,313
 0% 3/1/06 (MBIA Insured)                  Aaa  3,700,000  2,303,250
Harris County Cultural & Ed. Facs. Fin.
Corp.
Rev. Rfdg. (Space Ctr. Houston Proj.):
 Series A, 9.25% 8/15/23                     -  1,435,000  1,395,538
  Series B, 0% 8/15/23                       -  3,630,000  984,638
Houston Hsg. Fin. Corp. Single Family
Mtg. Rev.
(Verex Mtg. Assurance, Inc.) Series 1984 A,
10.875% 2/15/16 (Pre-Refunded to
2/12/97 @ 102) (f)                           A  1,020,000  1,027,262
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
TEXAS - CONTINUED
Round Rock Independent School
Dist. Rfdg. &
School Bldg. Unltd. Tax (Cap. Appreciation)
0% 8/15/09 (MBIA Insured)                   Aaa $ 7,430,000 $ 3,780,013
Sabine River Auth. Poll. Cont. Rev.
(Util. Elec.
Proj.) Series B, 8.25% 10/1/20 (e)         Baa2  1,250,000  1,385,938
San Antonio Elec. & Gas Rev. Rfdg.
(Cap. Appreciation) Series B, 0% 2/1/08
(FGIC Insured)                              Aaa  2,000,000  1,105,000
Texas Pub. Fin. Auth. Bldg. Rev. Rfdg. (Cap.
Appreciation) 0% 2/1/09 (MBIA Insured)      Aaa  2,000,000  1,042,500
                                                            30,722,652
UTAH - 2.8%
Intermountain Pwr. Agcy. Pwr. Supply Sys.
Rev.:
 Rfdg. Series A, 6.50% 7/1/08
 (AMBAC Insured) (c)                        Aaa  1,500,000  1,646,250
 Rfdg. Series B:
  5.75% 7/1/16 (MBIA Insured) (c)           Aaa  5,500,000  5,451,875
  5.75% 7/1/19 (MBIA Insured) (c)           Aaa  6,500,000  6,394,375
 Spl. Oblig. Sixth Series B, 6.25% 7/1/03
 (MBIA Insured)                             Aaa  6,000,000  6,517,500
South Salt Lake City Ind. Rev. (Price Savers
Wholesale Club Proj.) 9% 11/15/13             -  3,650,000  4,101,688
Utah Hsg. Fin. Agcy. (Residential Mtg.) (Cap.
Appreciation) Series 1983 A, 0% 7/1/16       A+  260,004    35,101
                                                            24,146,789
VERMONT - 0.3%
Vermont Ind. Dev. Auth. Ind. Dev. Rev.
(Radisson Hotel) Series B-1, 7.75% 11/15/15   -  2,000,000  2,167,500
VIRGINIA - 3.2%
Charlottesville Ind. Dev. Auth. Ind. Dev.
Rev.
Rfdg. (Kroger Co. Proj.) 7.25% 5/1/10       Ba1  3,250,000  3,453,125
Loudoun County Ind. Dev. Auth. Residential
Care
Facs. Rev. (Falcons Landing Proj.) Series A:
 9.25% 11/1/04                                -  1,100,000  1,194,875
  8.75% 11/1/24                               -  13,900,000  14,647,125
Southeastern Pub. Svc. Auth. Rev. Rfdg. Sr.
Series A:
5.15% 7/1/09 (MBIA Insured)                 Aaa  4,000,000  4,000,000
 5.25% 7/1/10 (MBIA Insured)                Aaa  4,000,000  4,005,000
Virginia Hsg. Dev. Auth. Residential Mtg.
(Single Family
Mtg.) (Cap. Appreciation) Series 1983
B, 0% 9/1/14
(Pre-Refunded to 1/1/97 @ 16.063) (f)        Aa  1,210,000  194,314
                                                            27,494,439
MUNICIPAL BONDS - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
WASHINGTON - 4.5%
Douglas County Pub. Util. Dist.
#1 Wells
Hydroelec. Rev. Rfdg. (Pacific
Pwr. & Lt. Co.)
8.75% 9/1/18                                  A $ 1,395,000 $ 1,759,444
Washington Gen. Oblig. Rfdg. Series R,
5.60% 9/1/04                                 Aa  2,500,000  2,634,375
Washington Pub. Pwr. Supply Sys. Nuclear
Proj. #1 Rev. Rfdg. Series B, 7% 7/1/08     Aa1  1,000,000  1,135,000
Washington Pub. Pwr. Supply Sys.
Nuclear Proj. #2 Rev.:
  Rfdg. Series B, 5.625% 7/1/12 (MBIA
Insured)                                    Aaa  6,500,000  6,435,000
  5.55% 7/1/10 (FGIC Insured)               Aaa  5,300,000  5,187,375
  5.40% 7/1/12                              Aa1  11,600,000  11,005,500
Washington Pub. Pwr. Supply Sys.
Nuclear Proj. #3 Rev.:
 Rfdg. (Cap. Appreciation)
  Series B, 0% 7/1/08 (MBIA Insured)        Aaa  3,000,000  1,586,250
  5.40% 7/1/12                              Aa1  10,000,000  9,325,000
                                                            39,067,944
WEST VIRGINIA - 0.6%
Kanawha County Ind. Dev. Rev. Rfdg.
(Topvalco, Inc. Proj.) 7.125% 11/1/12       Ba1  4,500,000  4,747,500
WYOMING - 1.2%
Sweetwater County Poll. Cont. Rev. Rfdg.
(Idaho
Pwr. Co. Proj.) Series A, 6.05% 7/15/26      A3  10,000,000  10,212,500
TOTAL MUNICIPAL BONDS
(Cost $828,597,033)                                          836,736,104
MUNICIPAL NOTES (D) - 2.6%
ALASKA - 0.1%
Valdez Marine Terminal Rev. Rfdg. (Arco.
Trans. Proj.) Series A, 3.70%, tender
1/7/97                                   VMIG 1  1,000,000  1,000,050
ARIZONA - 0.2%
Coconino County Poll. Cont. Corp. Poll. Cont.
Rev. (Arizona Pub. Svc. Co. Navajo Proj.)
Series 1994 A, 5.10%, LOC Bank of America,
VRDN (e)                                    P-1  1,700,000  1,700,000
DELAWARE - 0.2%
Delaware Econ. Dev. Auth. Rev. (Delmarva
Pwr. & Lt. Proj.) Series 1994, 5.05%
VRDN (e)                                 VMIG 1  1,400,000  1,400,000
MUNICIPAL NOTES (D) - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
FLORIDA - 0.1%
Putnam County Dev. Auth. Poll.
Cont. Rev.
(Seminole Elec. Co-op. Proj.)
Series 1984 H-3,
3.80%, tender 3/15/97                       A-1 $ 1,000,000 $ 1,000,540
KANSAS - 0.1%
Butler County Solid Waste Disp.
Facs. (Texaco Co.)
Series 1994 A, 5.10%, VRDN (e)           VMIG 1  1,200,000  1,200,000
LOUISIANA - 0.0%
West Baton Rouge Parish Ind. Dist. #3 Rev.
(Dow Chemical Co. Proj.) Series 1995,
5.10%, VRDN (e)                             P-1  400,000  400,000
MISSOURI - 0.1%
Missouri Higher Ed. Loan Auth. Student Loan
Rev. Series 1988 A, 4.25%, LOC National
Westminster Bank PLC, VRDN (e)           VMIG 1  1,100,000  1,100,000
MULTIPLE STATES - 0.2%
Clipper Participating VRDN Series 1995-1
Class A, 4.31% (Liquidity Facility State
Street Bank & Trust Co.) (e)(g)          VMIG 1  1,312,018  1,312,018
NEVADA - 0.1%
Washoe County Wtr. Facs. Rev. (Sierra
Pacific
Pwr. Co. Proj.) Series 1990, 5.50%,
LOC Union Bank of Switzerland, VRDN (e)     P-1  1,100,000  1,100,000
NORTH CAROLINA - 0.2%
Halifax County Ind. Facs. Poll. Cont.
Fing. Auth.
Rev. (Westmoreland - Hadson Partners
Roanoke
Valley Proj.) Series 1991, 5.70%,
LOC Credit Suisse, VRDN (e)                   -  1,500,000  1,500,000
TEXAS - 1.1%
Brazos River Auth. Poll. Cont. Rev. Rfdg.
(Texas Utils. Elec. Co. Proj.) VRDN (e):
 Series 1995-A, 5.05%,
  LOC Morgan Guaranty Trust Co.          VMIG 1  200,000  200,000
  Series 1995 C, 5.10%, LOC Swiss Bank   VMIG 1  600,000  600,000
Gulf Coast Waste Disp. Auth. Poll.
Cont. & Solid
Waste Disp. Rev. Rfdg. (Amoco Oil Co.
Proj.)
 5.05% 5/1/24 (e)                        VMIG 1  1,400,000  1,400,000
Gulf Coast Waste Disp. Auth. Solid
Waste Disp.
Rev. (Amoco Oil Co. Proj.) (e):
 3.75%, tender 4/1/97                    VMIG 1  2,300,000  2,301,173
  Rfdg. 5.05%, VRDN                      VMIG 1  500,000  500,000
  5.05%, VRDN                            VMIG 1  2,500,000  2,500,000
MUNICIPAL NOTES (D) - CONTINUED
                                 MOODY'S RATINGS   PRINCIPAL   VALUE
                                 (UNAUDITED) (B)    AMOUNT    (NOTE 1)
TEXAS - CONTINUED
Trinity River Auth. Poll. Cont. Rev. Coll.
(Texas Utils. Elec. Co. Proj.) Series 96 A,
5.05% (BPA Bank of New York)
(AMBAC Insured), VRDN (e)                 VMIG 1 $ 1,500,000 $ 1,500,000
                                                             9,001,173
WEST VIRGINIA - 0.2%
Grant County Poll. Cont. Rev.
(Virginia Elec. &
Pwr. Co. Proj.) Series 1994, 3.80%,
tender 3/10/97                            VMIG 1  1,200,000  1,200,914
TOTAL MUNICIPAL NOTES
(Cost $21,912,018)                                           21,914,695
TOTAL INVESTMENTS - 100%
(Cost $850,509,051)                                          $ 858,650,799
SECURITY TYPE ABBREVIATIONS
VRDN - Variable Rate Demand Notes
LEGEND
a. Non-income producing - issuer filed for protection under the Federal Bankruptcy Code or is in default of interest payment.
b. Standard & Poor's credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.
c. Security purchased on a delayed delivery or when-issued basis (see Note 2 of Notes to Financial Statements).
d. The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
e. Private activity obligations whose interest is subject to the federal alternative minimum tax for individuals.
f. Security collateralized by an amount sufficient to pay interest and principal.
g. Provides evidence of ownership in one or more underlying municipal bonds.
h. Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date.
OTHER INFORMATION
The composition of long-term debt holdings as a percentage of total value of investment in securities, is as follows (ratings are unaudited):
 MOODY'S RATINGS S&P RATINGS
Aaa, Aa, A 36.7% AAA, AA, A 37.4%
Baa        20.6% BBB        16.9%
Ba          9.3% BB          6.8%
B           0.9% B           1.8%
Caa         0.3% CCC         0.0%
Ca, C       0.0% CC, C       0.0%
                 D           0.3%
The percentage not rated by both S&P and Moody's amounted to 25.9%. FMR has determined that unrated debt securities that are lower quality account for 23.3% of the total value of investment in securities.
The distribution of municipal securities by revenue source, as a percentage of total value of investment in securities, is as follows:
Health Care                          21.9%
Electric Revenue                     18.6
Industrial Development               18.5
General Obligation                   17.8
Transportation                        5.5
Others (individually less than 5%)   17.7
TOTAL                               100.0%
INCOME TAX INFORMATION
At December 31, 1996, the aggregate cost of investment securities for income tax purposes was $850,666,449. Net unrealized appreciation aggregated $7,984,350, of which $39,063,680 related to appreciated investment securities and $31,079,330 related to depreciated investment securities.
At December 31, 1996, the fund had a capital loss carryforward of approximately $19,155,000 of which $1,444,000, $8,549,000, and $9,162,000 will expire on December 31, 2002, 2003, and 2004, respectively.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 DECEMBER 31, 1996

ASSETS

Investment in securities, at value (cost $850,509,051) -                  $ 858,650,799
See accompanying schedule

Interest receivable                                                        14,237,586

Redemption fees receivable                                                 134

 TOTAL ASSETS                                                              872,888,519

LIABILITIES

Payable to custodian bank                                   $ 52,406

Payable for investments purchased                            1,200,000
Regular delivery

 Delayed delivery                                            15,845,021

Payable for fund shares redeemed                             1,778,620

Distributions payable                                        1,484,786

Accrued management fee                                       316,151

Other payables and accrued expenses                          196,092

 TOTAL LIABILITIES                                                         20,873,076

NET ASSETS                                                                $ 852,015,443

Net Assets consist of:

Paid in capital                                                           $ 867,517,118

Accumulated undistributed net realized gain (loss)                         (23,643,423)
on investments

Net unrealized appreciation (depreciation) on                              8,141,748
investments

NET ASSETS, for 74,996,590 shares outstanding                             $ 852,015,443

NET ASSET VALUE, offering price and redemption price per                   $11.36
share ($852,015,443 (divided by) 74,996,590 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED DECEMBER 31, 1996

INTEREST INCOME                                                            $ 58,929,536

EXPENSES

Management fee                                             $ 3,873,699

Transfer agent, accounting and custodian fees and           1,483,030
expenses

Non-interested trustees' compensation                       3,389

Registration fees                                           38,107

Audit                                                       56,316

Legal                                                       11,086

Miscellaneous                                               12,733

 Total expenses before reductions                           5,478,360

 Expense reductions                                         (10,176)        5,468,184

NET INTEREST INCOME                                                         53,461,352

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      (9,811,869)

 Futures contracts                                          350,403         (9,461,466)

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      (14,724,336)

 Futures contracts                                          (94,141)        (14,818,477)

NET GAIN (LOSS)                                                             (24,279,943)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                            $ 29,181,409
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                         YEAR ENDED       YEAR ENDED
                                                         DECEMBER 31,     DECEMBER 31,
                                                         1996             1995

INCREASE (DECREASE) IN NET ASSETS

Operations                                               $ 53,461,352     $ 55,260,713
Net interest income

 Net realized gain (loss)                                 (9,461,466)      (6,297,891)

 Change in net unrealized appreciation (depreciation)     (14,818,477)     71,821,694

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          29,181,409       120,784,516
FROM OPERATIONS

Distributions to shareholders                             (53,461,352)     (55,260,713)
From net interest income

 In excess of net interest income                         (302,777)        -

 TOTAL DISTRIBUTIONS                                      (53,764,129)     (55,260,713)

Share transactions                                        114,637,849      169,649,889
Net proceeds from sales of shares

 Reinvestment of distributions                            38,125,747       39,176,940

 Cost of shares redeemed                                  (186,338,274)    (160,585,909)

 Redemption fees                                          88,615           166,032

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          (33,486,063)     48,406,952
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                 (58,068,783)     113,930,755

NET ASSETS

 Beginning of period                                      910,084,226      796,153,471

 End of period                                           $ 852,015,443    $ 910,084,226

OTHER INFORMATION
Shares

 Sold                                                     10,105,497       15,043,662

 Issued in reinvestment of distributions                  3,363,911        3,447,309

 Redeemed                                                 (16,452,415)     (14,137,312)

 Net increase (decrease)                                  (2,983,007)      4,353,659


FINANCIAL HIGHLIGHTS
      YEARS ENDED DECEMBER 31,

      1996                       1995   1994   1993 A   1992


SELECTED PER-SHARE DATA

Net asset value, beginning         $ 11.670    $ 10.810    $ 12.330    $ 11.880    $ 11.800
of period

Income from Investment              .699        .709        .770        .783        .834
Operations
Net interest income

 Net realized and unrealized        (.307)      .858        (1.473)     .788        .208
 gain (loss)

 Total from investment              .392        1.567       (.703)      1.571       1.042
operations

Less Distributions

 From net interest income           (.699)      (.709)      (.770)      (.783)      (.834)

 In excess of net interest          (.004) C    -           -           -           -
income

 From net realized gain             -           -           (.050)      (.340)      (.130)

 Total distributions                (.703)      (.709)      (.820)      (1.123)     (.964)

Redemption fees added to paid       .001        .002        .003        .002        .002
in capital

Net asset value, end of period     $ 11.360    $ 11.670    $ 10.810    $ 12.330    $ 11.880

TOTAL RETURN B                      3.56%       14.89%      (5.82)      13.63%      9.17%
                                                           %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period          $ 852,015   $ 910,084   $ 796,153   $ 952,225   $ 761,683
(000 omitted)

Ratio of expenses to average        .63%        .64%        .63%        .64%        .64%
net assets

Ratio of net interest income to     6.14%       6.24%       6.69%       6.37%       7.01%
average net assets

Portfolio turnover rate             35%         39%         40%         54%         43%


A EFFECTIVE JANUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INTEREST INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
B THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN (SEE NOTE 5 OF NOTES OF
FINANCIAL STATEMENTS).
C THE AMOUNTS SHOWN REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES (SEE NOTE 1 OF NOTES TO FINANCIAL STATEMENTS).
NOTES TO FINANCIAL STATEMENTS
For the period ended December 31, 1996




1. SIGNIFICANT ACCOUNTING POLICIES.
Fidelity Aggressive Municipal Fund (formerly Fidelity Aggressive Tax-Free Portfolio) (the fund) is a fund of Fidelity Municipal Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940
Act), as an open-end management investment company organized as a Massachusetts business trust. The financial statements have been prepared in conformity with generally accepted accounting principles which permit management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Securities for which quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INTEREST INCOME. Interest income, which includes amortization of premium and accretion of original issue discount, is accrued as earned.
EXPENSES. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are declared daily and paid monthly from net interest income. Distributions from realized gains, if any, are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for litigation proceeds, futures and options transactions, market discount, capital loss carryforwards and losses deferred due to wash sales, and futures and options.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Accumulated undistributed net realized gain
(loss) on investments may include temporary
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
DISTRIBUTIONS TO SHAREHOLDERS - CONTINUED book and tax basis differences which will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
REDEMPTION FEES. Shares held in the fund less than 180 days are subject to a redemption fee equal to 1% of the proceeds of the redeemed shares. The fee, which is retained by the fund, is accounted for as an addition to paid in capital.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
WHEN-ISSUED SECURITIES. The fund may purchase or sell securities on a when-issued basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities is fixed at the time the transaction is negotiated. The market value of the securities purchased on a when-issued or forward commitment basis are identified as such in the fund's schedule of investments. The fund may receive compensation for interest forgone in the purchase of a when-issued security. With respect to the purchase commitments, the fund identifies securities as segregated in its custodial records with a value at least equal to the amount of the commitment. The payables and receivables associated with the purchases and sales of when-issued securities having the same settlement date and broker are offset. When-issued securities that have been purchased from and sold to different brokers are reflected as both payables and receivables in the accompanying balance sheet under the caption "Delayed delivery." Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic, or other factors.
FUTURES CONTRACTS. The fund may use futures contracts to manage its exposure to the bond market and to fluctuations in interest rates. Buying futures tends to increase the fund's exposure to the underlying instrument, while selling futures tends to decrease the fund's exposure to the underlying instrument or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparties do not perform under the contracts' terms. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.
3. PURCHASES AND SALES OF INVESTMENTS.
Purchases and sales of securities, other than short-term securities, aggregated $295,632,251 and $327,986,597, respectively.
The market value of futures contracts opened and closed during the period amounted to $37,178,773 and $45,986,931, respectively.
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, Fidelity Management & Research Company (FMR) receives a monthly fee that is calculated on the basis of a group fee rate plus a fixed individual fund fee rate applied to the average net assets of the fund. The group fee rate is the weighted average of a series of rates and is based on the monthly average net assets of all the mutual funds advised by FMR. The rates ranged from .1100% to
 .3700% for the period. In the event that these rates were lower than the contractual rates in effect during the period, FMR voluntarily implemented the above rates, as they resulted in the same or a lower management fee. The annual individual fund fee rate is .30%. For the period, the management fee was equivalent to an annual rate of .45% of average net assets. Effective March 1, 1997, FMR voluntarily agreed to reduce the individual fund fee rate from .30% to .25%.
TRANSFER AGENT AND ACCOUNTING FEES. UMB Bank, n.a. (UMB) is the custodian and transfer and shareholder servicing agent for the fund. The Bank has entered into a sub-contract with Fidelity Service Co. (FSC), an affiliate of FMR, under which FSC performs the activities associated with the fund's transfer and shareholder servicing agent and accounting functions. The fund pays account fees and asset-based fees that vary according to account size and type of account. FSC pays for typesetting, printing and mailing of all shareholder reports, except proxy statements. The accounting fee is based on the level of average net assets for the month plus out-of-pocket expenses. For the period, FSC received transfer agent and accounting fees amounting to $1,138,274 and $296,466, respectively.
For the period, the transfer agent fees were equivalent to an annual rate of .13% of average net assets.
5. EXPENSE REDUCTIONS.
The fund has entered into arrangements with its custodian and transfer agent whereby interest earned on uninvested cash balances was used to offset a portion of the fund's expenses. During the period, the fund's custodian and transfer agent fees were reduced by $2,704 and $7,472, respectively, under these arrangements.
6. PROPOSED REORGANIZATION.
The Board of Trustees of the fund has approved an Agreement and Plan of Reorganization ("Agreement") between the fund and Spartan Aggressive Municipal Fund ("Reorganization"). The Agreement provides for the transfer of substantially all of the assets and the assumption of substantially all of the liabilities of Spartan Aggressive Municipal Fund in exchange solely for the number of shares of the fund having the same aggregate net asset value as the outstanding shares of Spartan Aggressive Municipal Fund at the close of business on the day that the Reorganization is effective. The Reorganization can be consummated only if, among other things, it is approved by the vote of a
6. PROPOSED REORGANIZATION - CONTINUED
majority (as defined by the Investment Company Act of 1940) of outstanding voting securities of Spartan Aggressive Municipal Fund. A Special Meeting of Shareholders (Meeting) of Spartan Aggressive Municipal Fund will be held on July 16, 1997 to vote on the Agreement. A detailed description of the proposed transaction and voting information will be sent to shareholders of Spartan Aggressive Municipal Fund in May 1997. If the Agreement is approved at the Meeting, the Reorganization is expected to become effective on or about July 31, 1997.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Fidelity Municipal Trust and the Shareholders of Fidelity Aggressive Municipal Fund (formerly Fidelity Aggressive Tax-Free Portfolio):
We have audited the accompanying statement s of assets and liabilities of Fidelity Municipal Trust: Fidelity Aggressive Municipal Fund (formerly Fidelity Aggressive Tax-Free Portfolio), including the schedule of portfolio investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fidelity Municipal Trust: Fidelity Aggressive Municipal Fund as of December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.
COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
February 20, 1997
DISTRIBUTIONS


During the fiscal year ended 1996, 100% of the fund's income dividends was free from federal income tax, and 20.75% of the fund's income dividends was subject to the federal alternative minimum tax.
The fund notified shareholders in January of the applicable percentage for use in preparing 1996 income tax returns.
MANAGING YOUR INVESTMENTS


Fidelity offers several ways to conveniently manage your personal investments via your telephone or PC. You can access your account information, conduct trades and research your investments 24 hours a day. BY PHONE
Fidelity TouchTone Xpressprovides a single toll-free number to access account balances, positions, quotes and trading. It's easy to navigate the service, and on your first call, the system will help you create a personal identification number (PIN) for security.
SM
(PHONE_GRAPHIC)TOUCHTONE XPRESS
1-800-544-5555
PRESS
 For mutual fund and brokerage trading.
1
 For quotes.*
2
 For account balances and holdings.
3
 To review orders and mutual
fund activity.
4
 To change your PIN.
5
  To speak to a Fidelity representative.
*
0
BY PC
Fidelity's Web site on the Internet provides a wide range of information, including daily financial news, fund performance, interactive planning tools and news about Fidelity products and services. (PHONE_GRAPHIC)FIDELITY'S WEB SITE
WWW.FIDELITY.COM
If you are not currently on the Internet, call Fidelity at 1-800-544-7272 for significant savings on Web access from internetMCI.
SM
(PHONE_GRAPHIC)
FIDELITY ON-LINE XPRESS+
TM
Fidelity On-line Xpress+ software for Windows combines comprehensive portfolio management capabilities, securities trading and access to research and analysis tools . . . all on your desktop. Call Fidelity at 1-800-544-7272 or visit our Web site for more information on how to manage your investments via your PC.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN
INVESTMENT
IN A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO VISIT FIDELITY


For directions and hours,
please call 1-800-544-9797.
ARIZONA
7373 N. Scottsdale Road
Scottsdale, AZ
CALIFORNIA
851 East Hamilton Avenue
Campbell, CA
527 North Brand Boulevard
Glendale, CA
19100 Von Karman Avenue
Irvine, CA
10100 Santa Monica Blvd.
Los Angeles, CA
811 Wilshire Boulevard
Los Angeles, CA
251 University Avenue
Palo Alto, CA
1760 Challenge Way
Sacramento, CA
7676 Hazard Center Drive
San Diego, CA
455 Market Street
San Francisco, CA
950 Northgate Drive
San Rafael, CA
1400 Civic Drive
Walnut Creek, CA
6300 Canoga Avenue
Woodland Hills, CA
COLORADO
1625 Broadway
Denver, CO
CONNECTICUT
265 Church Street
New Haven, CT
300 Atlantic Street
Stamford, CT
29 South Main Street
West Hartford, CT
DELAWARE
222 Delaware Avenue
Wilmington, DE
FLORIDA
4400 N. Federal Highway
Boca Raton, FL
90 Alhambra Plaza
Coral Gables, FL
4090 N. Ocean Boulevard
Ft. Lauderdale, FL
4001 Tamiami Trail, North
Naples, FL
1907 West State Road 434
Orlando, FL
2401 PGA Boulevard
Palm Beach Gardens, FL
8065 Beneva Road
Sarasota, FL
1502 N. Westshore Blvd.
Tampa, FL
GEORGIA
3525 Piedmont Road, N.E.
Atlanta, GA
1000 Abernathy Road
Atlanta, GA
HAWAII
700 Bishop Street
Honolulu, HI
ILLINOIS
215 East Erie Street
Chicago, IL
One North Franklin
Chicago, IL
1415 West 22nd Street
Oak Brook, IL
1700 East Golf Road
Schaumburg, IL
3232 Lake Avenue
Wilmette, IL
LOUISIANA
201 St. Charles Avenue
New Orleans, LA
MAINE
3 Canal Plaza
Portland, ME
MARYLAND
7401 Wisconsin Avenue
Bethesda, MD
1 West Pennsylvania Ave.
Towson, MD
MASSACHUSETTS
470 Boylston Street
Boston, MA
21 Congress Street
Boston, MA
25 State Street
Boston, MA
300 Granite Street
Braintree, MA
44 Mall Road
Burlington, MA
416 Belmont Street
Worcester, MA
MICHIGAN
280 North Woodward Ave.
Birmingham, MI
29155 Northwestern Hwy.
Southfield, MI
MINNESOTA
7600 France Avenue South
Edina, MN
MISSOURI
700 West 47th Street
Kansas City, MO
8885 Ladue Road
Ladue, MO
200 North Broadway
St. Louis, MO
NEW JERSEY
56 South Street
Morristown, NJ
501 Route 17, South
Paramus, NJ
505 Millburn Avenue
Short Hills, NJ
NEW YORK
1050 Franklin Avenue
Garden City, NY
999 Walt Whitman Road
Melville, L.I., NY
1271 Avenue of the
 Americas
New York, NY
71 Broadway
New York, NY
350 Park Avenue
New York, NY
10 Bank Street
White Plains, NY
NORTH CAROLINA
4611 Sharon Road
Charlotte, NC
2200 West Main Street
Durham, NC
OHIO
600 Vine Street
Cincinnati, OH
28699 Chagrin Boulevard
Woodmere Village, OH
1903 East Ninth Street
Cleveland, OH
OREGON
121 S.W. Morrison Street
Portland, OR
PENNSYLVANIA
1735 Market Street
Philadelphia, PA
439 Fifth Avenue
Pittsburgh, PA
TENNESSEE
5100 Poplar Avenue
Memphis, TN
TEXAS
10000 Research Boulevard
Austin, TX
7001 Preston Road
Dallas, TX
1155 Dairy Ashford
Houston, TX
2701 Drexel Drive
Houston, TX
1010 Lamar Street
Houston, TX
400 East Las Colinas Blvd.
Irving, TX
14100 San Pedro
San Antonio, TX
UTAH
215 South State Street
Salt Lake City, UT
VERMONT
199 Main Street
Burlington, VT
VIRGINIA
8180 Greensboro Drive
McLean, VA
WASHINGTON
411 108th Avenue, N.E.
Bellevue, WA
511 Pine Street
Seattle, WA
WASHINGTON, DC
1775 K Street,  N.W.
Washington, DC
WISCONSIN
595 North Barker Road
Brookfield, WI

INVESTMENT ADVISER
Fidelity Management & Research Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Fred L. Henning, Jr., Vice President
Arthur S. Loring, Secretary
Kenneth A. Rathgeber, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox *
Phyllis Burke Davis *
Richard J. Flynn *
Edward C. Johnson 3d
E. Bradley Jones *
Donald J. Kirk *
Peter S. Lynch
Edward H. Malone *
Marvin L Mann *
Gerald C. McDonough *
Thomas R. Williams *
ADVISORY BOARD
William O. McCoy
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENTS
UMB Bank, n.a.
Kansas City, MO
 and
Fidelity Service Co.
Boston, MA
CUSTODIAN
UMB Bank, n.a.
Kansas City, MO
* INDEPENDENT TRUSTEES
FIDELITY'S MUNICIPAL BOND FUNDS
Aggressive Municipal
California Insured Municipal Income
California Municipal Income
Insured Municipal Income
Limited Term Municipal Income
Massachusetts Municipal Income
Michigan Municipal Income
Minnesota Municipal Income
Municipal Income
New York Insured Municipal Income
New York Municipal Income
Ohio Municipal Income
Spartan Arizona Municipal Income
Spartan California Intermediate Municipal Income
Spartan California Municipal Income
Spartan Connecticut Municipal Income
Spartan Florida Municipal Income
Spartan Intermediate Municipal Income
Spartan Maryland Municipal Income
Spartan Municipal Income
Spartan New Jersey Municipal Income
Spartan New York Intermediate Municipal Income
Spartan New York Municipal Income
Spartan Pennsylvania Municipal Income
Spartan Short-Intermediate
Municipal Income
THE FIDELITY TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Exchanges/Redemptions 1-800-544-7777
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
TouchTone Xpress  1-800-544-5555
SM
 AUTOMATED LINE FOR QUICKEST SERVICE
(registered trademark)
FIDELITY MUNICIPAL TRUST


PART C - OTHER INFORMATION
Item 15. Indemnification
 Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Registrant shall indemnify any present or past Trustee or officer to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit, or proceeding in which he is involved by virtue of his service as a Trustee, an officer, or both. Additionally, amounts paid or incurred in settlement of such matters are covered by this indemnification. Indemnification will not be provided in certain circumstances, however. These include instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.
 Pursuant to Section 11 of the Distribution Agreement, the Registrant agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Registrant included a materially misleading statement or omission. However, the Registrant does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant by or on behalf of the Distributor. The Registrant does not agree to indemnify the parties against any liability to which they would be subject by reason of willful misfeasance, bad faith, gross negligence, and reckless disregard of the obligations and duties under the Distribution Agreement.
 Pursuant to the agreement by which Fidelity Service Company, Inc. ("Service") is appointed sub-transfer agent, the Transfer Agent agrees to indemnify Service for Service's losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses)(losses) to the extent that the Transfer Agent is entitled to and receives indemnification from the Registrant for the same events. Under the Transfer Agency Agreement, the Registrant agrees to indemnify and hold the Transfer Agent harmless against any losses, claims, damages, liabilities, or expenses (including reasonable counsel fees and expenses) resulting from:
 (1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder which names the Transfer Agent and/or the Registrant as a party and is not based on and does not result from the Transfer Agent's willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with the Transfer Agent's performance under the Transfer Agency Agreement; or
 (2) any claim, demand, action or suit (except to the extent contributed to by the Transfer Agent's willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from the Transfer Agent's acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of the Transfer Agent's acting in reliance upon advice reasonably believed by the Transfer Agent to have been given by counsel for the Registrant, or as a result of the Transfer Agent's acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.
 Pursuant to the agreement by which Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") is appointed sub-transfer agent, the Transfer Agent agrees to indemnify FIIOC for FIIOC's losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) (losses) to the extent that the Transfer Agent is entitled to and receives indemnification from the Portfolio for the same events. Under the Transfer Agency Agreement, the Registrant agrees to indemnify and hold the Transfer Agent harmless against any losses, claims, damages, liabilities, or expenses (including reasonable counsel fees and expenses) resulting from:
 (1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder which names the Transfer Agent and/or the Registrant as a party and is not based on and does not result from the Transfer Agent's willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with the Transfer Agent's performance under the Transfer Agency Agreement; or
 (2) any claim, demand, action or suit (except to the extent contributed to by the Transfer Agent's willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from the Transfer Agent's acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of the Transfer Agent's acting in reliance upon advice reasonably believed by the Transfer Agent to have been given by counsel for the Registrant, or as a result of the Transfer Agent's acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.
Item 16. Exhibits
 1. Declaration of Trust of Registrant, dated as of March 17, 1994, is incorporated herein by reference to Exhibit 1 of Post-Effective Amendment No. 67.
 2. Bylaws of the Trust, as amended, are incorporated herein by reference to Exhibit 2(a) of Fidelity Union Street Trust's (File No. 2-50318) Post-Effective Amendment No. 87.
 3. Not applicable.
 4. Agreement and Plan of Reorganization between Fidelity Municipal Trust:
Fidelity Aggressive Municipal Fund and Fidelity Union Street Trust: Spartan Aggressive Municipal Fund is filed herein as Exhibit 1 to the Proxy Statement and Prospectus.
 5. Not applicable.
 6. (a) Management Contract, dated January 1, 1994, between Fidelity Aggressive Tax-Free Portfolio (currently known as Fidelity Aggressive Municipal Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(a) of Post-Effective Amendment No. 67.
  (b) Management Contract, dated January 1, 1994, between Fidelity Municipal Bond Portfolio (currently known as Fidelity Advisor Municipal Bond Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(b) of Post-Effective Amendment No. 67.
  (c) Management Contract, dated January 1, 1994, between Fidelity Insured Tax-Free Portfolio (currently known as Fidelity Insured Municipal Income
Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(c) of Post-Effective Amendment No. 69.
  (d) Management Contract, dated January 1, 1994, between Fidelity Michigan Tax-Free High Yield Portfolio (currently known as Fidelity Michigan Municipal Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(d) of Post-Effective Amendment No. 64.
  (e) Management Contract, dated January 1, 1994, between Fidelity Minnesota Tax-Free Portfolio (currently known as Fidelity Minnesota Municipal Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(e) of Post-Effective Amendment No. 64.
  (f) Management Contract, dated January 1, 1994, between Fidelity Ohio Tax-Free High Yield Portfolio (currently known as Fidelity Ohio Municipal Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(f) of Post-Effective Amendment No. 64.
  (g) Management Contract, dated August 1, 1990, between Spartan Pennsylvania Municipal High Yield Portfolio (currently known as Spartan Pennsylvania Municipal Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(g) of Post-Effective Amendment No. 67.
 7. (a) General Distribution Agreement between Fidelity Insured Tax-Free Portfolio (currently known as Fidelity Insured Municipal Income Fund) and Fidelity Distributors Corporation, dated April 1, 1987, is incorporated herein by reference to Exhibit 6(a) of Post-Effective Amendment No. 67.
  (b) General Distribution Agreement between Fidelity Aggressive Tax-Free Portfolio (currently known as Fidelity Aggressive Municipal Fund) and Fidelity Distributors Corporation, dated April 1, 1987, is incorporated herein by reference to Exhibit 6(b) of Post Effective Amendment No. 70.
  (c) General Distribution Agreement between Fidelity Municipal Bond Portfolio (currently known as Fidelity Advisor Municipal Bond Fund) and Fidelity Distributors Corporation, dated April 1, 1987, is incorporated herein by reference to Exhibit 6(c) of Post-Effective Amendment No. 67.
  (d) General Distribution Agreement between Fidelity Ohio Tax-Free High Yield Portfolio (currently known as Fidelity Ohio Municipal Income Fund) and Fidelity Distributors Corporation, dated April 1, 1987, is incorporated herein by reference to Exhibit 6(d) of Post-Effective Amendment No. 67.
  (e) General Distribution Agreement between Fidelity Michigan Tax-Free High Yield Portfolio (currently known as Fidelity Michigan Municipal Income
Fund) and Fidelity Distributors Corporation, dated April 1, 1987, is incorporated herein by reference to Exhibit 6(e) of Post-Effective Amendment No. 67.
  (f) General Distribution Agreement between Fidelity Minnesota Tax-Free Portfolio (currently known as Fidelity Minnesota Municipal Income Fund) and Fidelity Distributors Corporation, dated April 1, 1987, is incorporated herein by reference to Exhibit 6(f) of Post-Effective Amendment No. 67.
  (g) General Distribution Agreement between Fidelity Pennsylvania Municipal High Yield Portfolio (currently known as Spartan Pennsylvania Municipal Income Fund) and Fidelity Distributors Corporation, dated April 1, 1987, is incorporated herein by reference to Exhibit 6(g) of Post-Effective Amendment No. 67.
  (h) Amendment to General Distribution Agreement, dated January 1, 1988, between the Registrant and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(h) of Post-Effective Amendment No. 67.
  (i) Form of Bank Agency Agreement (most recently revised January, 1997) is incorporated herein by reference to Exhibit 6(i) of Post-Effective Amendment No. 79.
  (j) Form of Selling Dealer Agreement (most recently revised January,
1997) is incorporated herein by reference to Exhibit 6(j) of Post-Effective Amendment No. 79.
  (k) Form of Selling Dealer Agreement for Bank Related Transactions (most recently revised January, 1997) is incorporated herein by reference to
Exhibit 6(k) of Post-Effective Amendment No. 79.
  (l) Amendments to the General Distribution Agreement between the Registrant and Fidelity Distributors Corporation, dated March 14, 1996 and July 15, 1996, are incorporated herein by reference to Exhibit 6(a) of Fidelity Court Street Trust's Post-Effective Amendment No. 61 (File No. 2-58774).
 8. (a) Retirement Plan for Non-Interested Person Trustees, Directors or General Partners, as amended on November 16, 1995, is incorporated herein by reference to Exhibit 7(a) of Fidelity Select Portfolio's (File No. 2-69972) Post-Effective Amendment No. 54.
  (b) The Fee Deferral Plan for Non-Interested Person Directors and Trustees of the Fidelity Funds, effective as of December 1, 1995, is incorporated herein by reference to Exhibit 7(b) of Fidelity School Street Trust's (File No. 2-57167) Post-Effective Amendment No. 47.
 9. (a) Custodian Agreement, Appendix B, and Appendix C, dated December 1, 1994, between UMB Bank, n.a. and the Registrant is incorporated herein by reference to Exhibit 8 of Fidelity California Municipal Trust's Post-Effective Amendment No. 28 (File No. 2-83367).
 . (b) Appendix A, dated October 17, 1996, to the Custodian Agreement, dated December 1, 1994, between UMB Bank, n.a. and the Registrant is incorporated herein by reference to Exhibit 8(a) of Fidelity Court Street Trust's Post-Effective Amendment No. 61 (File No. 2-58774).
 10. (a) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Insured Tax-Free Portfolio (currently known as Fidelity Insured Municipal Income Fund) is incorporated herein by reference to Exhibit 15(a) of Post-Effective Amendment No. 67.
  (b) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Ohio Tax-Free High Yield Portfolio (currently known as Fidelity Ohio Municipal Income Fund) is incorporated herein by reference to Exhibit 15(b) of Post-Effective Amendment No. 67.
  (c) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Michigan Tax-Free High Yield Portfolio (currently known as Fidelity Michigan Municipal Income Fund) is incorporated herein by reference to
Exhibit 15(c) of Post-Effective Amendment No. 67.
  (d) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Minnesota Tax-Free Portfolio (currently known as Fidelity Minnesota Municipal Income Fund) is incorporated herein by reference to Exhibit 15(d) of Post-Effective Amendment No. 67.
  (e) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Pennsylvania Municipal High Yield Portfolio (currently known as Spartan Pennsylvania Municipal Income Fund) is incorporated herein by reference to
Exhibit 15(e) of Post-Effective Amendment No. 67.
  (f) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Municipal Bond Portfolio (currently known Fidelity Advisor Municipal Bond
Fund: Initial Class) is incorporated herein by reference to Exhibit 15(f) of Post-Effective Amendment No. 79.
  (g) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Aggressive Tax-Free Portfolio (currently known as Fidelity Aggressive Municipal Fund) is incorporated herein by reference to Exhibit 15(g) of Post Effective Amendment No. 70.
  (h) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Municipal Bond Fund: Class T (formerly Class A) is incorporated herein by reference to Exhibit 15(h) of Post-Effective Amendment No. 79.
  (i) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Municipal Bond Fund: Class B is incorporated herein by reference to
Exhibit 15(i) of Post-Effective Amendment No. 79.
  (j) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Municipal Bond Fund: Institutional Class is incorporated herein by reference to Exhibit 15(j) of Post-Effective Amendment No. 79.
  (k) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Advisor Municipal Bond Fund: Class A is incorporated herein by reference to
Exhibit 15(k) of Post-Effective Amendment 79.
  (l) Rule 18f-3 Plan, dated February 1, 1997, is incorporated herein by reference to Exhibit 18 of Post-Effective Amendment No. 79.
 11. Opinion and Consent of Kirkpatrick & Lockhart LLP as to the legality of shares being registered is filed herein as Exhibit 11.
 12. Opinion and Consent of Kirkpatrick & Lockhart LLP as to tax matters in connection with the reorganization of Spartan Aggressive Municipal Fund is filed herein as Exhibit 12.
 13.  Not applicable.
 14.  Consent of Coopers & Lybrand L.L.P. is filed herein as Exhibit 14.
 15. Pro-Forma Financial Statements for the Fiscal Year Ended December 31, 1996 are filed herein as Exhibit 15.
 16.  Powers of Attorney, dated December 19, 1996, January 3, 1997, and
March 6, 1997 are    filed herein as Exhibit 16.
 17. Rule 24f-2 Notice for Registrant's most recent fiscal year ended December 31, 1996 is filed herein as Exhibit 17.
Item 17. Undertakings
(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Massachusetts, on the 27th day of March 1997.
      FIDELITY MUNICIPAL TRUST
      By /s/Edward C. Johnson 3d          (dagger)
           Edward C. Johnson 3d, President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
       (Signature)   (Title)   (Date)


/s/Edward C. Johnson 3d  (dagger)    President and Trustee           March 27, 1997

Edward C. Johnson 3d                 (Principal Executive Officer)



/s/Kenneth A. Rathgeber    *         Treasurer                       March 27, 1997

Kenneth A. Rathgeber



/s/J. Gary Burkhead                  Trustee                         March 27, 1997

J. Gary Burkhead



/s/Ralph F. Cox                 **   Trustee                         March 27, 1997

Ralph F. Cox



/s/Phyllis Burke Davis      **       Trustee                         March 27, 1997

Phyllis Burke Davis



/s/Robert M. Gates           ***     Trustee                         March 27, 1997

Robert M. Gates



/s/E. Bradley Jones           **     Trustee                         March 27, 1997

E. Bradley Jones



/s/Donald J. Kirk               **   Trustee                         March 27, 1997

Donald J. Kirk



/s/Peter S. Lynch               **   Trustee                         March 27, 1997

Peter S. Lynch



/s/Marvin L. Mann            **      Trustee                         March 27, 1997

Marvin L. Mann



/s/William O. McCoy        **        Trustee                         March 27, 1997

William O. McCoy



/s/Gerald C. McDonough  **           Trustee                         March 27, 1997

Gerald C. McDonough



/s/Thomas R. Williams       **       Trustee                         March 27, 1997

Thomas R. Williams




(dagger) Signatures affixed by J. Gary Burkhead pursuant to a power of attorney dated January 3, 1997 and filed herewith.
* Signature affixed by John H. Costello pursuant to a power of attorney dated December 19, 1996 and filed herewith.
** Signature affixed by Robert C. Hacker pursuant to a power of attorney dated December 19, 1996 and filed herewith.
*** Signature affixed by Robert C. Hacker pursuant to a power of attorney dated March 6, 1997 and filed herewith.